40-33
Branch 18
811-2606
(Invesco Money Mkt. Fd)

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

N/C AIM MONEY MARKET FUNDS INC

[redacted]

05052152

April 19, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
APR 25 2005
WASH, D.C.
202

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, a copy of an **Order** and **Motion and Order for Admission** ***Pro Hac Vice*** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
MAY 11 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Papia v AIM\Corr\L-041905.SEC.doc
041905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.,	§	
	§	
Plaintiffs,	§	
	§	
v.	§	Civil Action No. H-04-2555
	§	
INVESCO FUNDS GROUP, INC., et al.,	§	
	§	
Defendants.	§	

ORDER

The Motion to Consolidate Cases (Doc. #26), the Motion to Appoint Co-Lead Counsel, Executive Committee, and Co-Chairs of the Steering Committee (Doc. #23), and the Amended Motion to Appoint Co-Lead Counsel, Executive Committee, and Co-Chairs of the Steering Committee (Doc. #50) are **WITHDRAWN**. Plaintiffs' Motion for Leave to File Supplemental Authority (Doc. # 73) is therefore **DENIED AS MOOT**.

IT IS SO ORDERED.

SIGNED this 15th day of April, 2005.

KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT.

United States District Court
Southern District of Texas
FILED

APR 15 2005

Michael N. Milby, Clerk

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF TEXAS

United States Courts
Southern District of Texas
ENTERED

APR 18 2005

Michael N. Milby, Clerk of Court

MOTION AND ORDER FOR ADMISSION *PRO HAC VICE*

Division	Houston	Case Number	04-CV-2555
Papia, et al.			
versus			
AIM Advisors, Inc., et al.			

This lawyer, who is admitted either to the State Bar of Texas or to another federal district court:

Name	Tana Lin
Firm	KELLER ROHRBACK L.L.P.
Street	1201 Third Avenue, Suite 3200
City & Zip Code	Seattle, WA 98101
Telephone	(206) 623-1900
Licensed: State & Number	WA – 35271
Admitted U.S. District Court for:	Northern District Illinois

Seeks to appear as the attorney for this party:

Plaintiffs Ferdinando Papia, Fred Duncan, Grace Giamanco, Jeffrey S. Thomas, Courtney King, Kathleen Blair, Henry Berdat, Ruth Moccia, Murray & Francis J. Beasley

Dated: 4/14/05 Signed: [signature]

ORDER

This lawyer is admitted *pro hac vice*.

Signed on 15 April, 2005. [signature]
United States District Judge

SDTX (d_prohac.ord)
02/03/98

TOTAL P.03

40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 21, 2005

SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH, D.C. 202 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, a copy of an **Plaintiffs' Response to Defendants' Motion for Judgment on the Pleadings** with **Exhibit Index** and **Index of Plaintiffs' Authorities Pursuant to Court Procedure 6.B.** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-042105SEC.doc
042105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.,

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

FERDINANDO PAPIA, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC., et al.,

Defendants.

Civil Action No. 04cv2555

PLAINTIFFS' RESPONSE TO DEFENDANTS' MOTION
<u>FOR JUDGMENT ON THE PLEADINGS</u>

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES **Page**

TABLE OF AUTHORITIES

(continued) **Page**

STATUTES

MISCELLANEOUS

I. INTRODUCTION

Plaintiffs are shareholders of several mutual funds (the "Funds") in the INVESCO and AIM Fund Complexes. The Funds are created, sold, advised, and managed by Defendants. Defendants charge the Funds advisory and distribution fees based on a percentage of each Fund's net asset value. Since their inception, the Funds' assets have increased dramatically, resulting in fees that are disproportionately large in relationship to the services rendered to Plaintiffs and the Funds. In 2002 alone, the Funds in the AIM and INVESCO Complexes paid Defendants over $900 million dollars in advisory and distribution fees. *See Papia* Compl. ¶ 12(a); *Berdat* Compl. ¶ 14.

Plaintiffs have brought claims against Defendants pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b). Plaintiffs allege that Defendants charged excessive fees and retained economies of scale in violation of their fiduciary duty owed to Plaintiffs and the Funds, and that they accepted excessive and inappropriate compensation pursuant to unlawful distribution plans.

Defendants[1] have moved for judgment on the pleadings in *Berdat v. Invesco Funds Group, Inc.*, Civ. 04cv2555 ("Berdat") (and purportedly in *Papia v. AIM Advisors, Inc.* ("Papia"), which has been consolidated with *Berdat*). Their motion is however riddled with mischaracterizations of the Complaints' allegations and duplicitous endeavors to hold Plaintiffs to a higher pleading standard than is required. None of Defendants' arguments in support of their motion passes muster against the applicable pleading standards and recent § 36(b) precedent. Indeed, using recent decisions in similar § 36(b) cases as a guide, there can be little doubt that Plaintiffs' allegations easily should survive Defendants' motion.

---

[1] For purposes of this brief the term "Defendants" includes both the AIM and INVESCO Defendants as they are all affiliates of one another and the *Berdat v. Invesco Funds Group, Inc.*, 04cv2555 and *Papia v. AIM Advisors, Inc.* 04cv2583 actions have been consolidated.

II. ARGUMENT

A. There are no special or heightened requirements for pleading a Section 36(b) case.

Although Defendants spend one-fourth of their brief discussing the *requirements for pleading* a § 36(b) case, there no special or heightened pleading requirements for a § 36(b) action and, to the extent that the cases Defendants cite applied something to the contrary, recent § 36(b) cases make clear that notice pleading is the applicable standard.

In ruling on a motion brought pursuant to Rule 12(c), "the central issue is whether, in the light most favorable to the plaintiff, the complaint states a valid claim for relief." *Great Plains Trust Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 312 (5th Cir. 2002) (citations omitted). "Pleadings should be construed liberally, and judgment on the pleadings is appropriate only if there are no disputed issues of fact and only questions of law remain." *Id.*

"The Fifth Circuit applies the same standard for a motion to dismiss under Rules 12(c) as it does for a motion to dismiss under 12(b)(6) of the Federal Rules of Civil Procedure."[2] *Decorative Center of Houston, L.P., v. Direct Resp. Publications, Inc.*, 208 F.Supp.2d 719, 725 (S.D. Tex. 2002) (Atlas, J.); *see also Philips Petroleum Co. v. International Brotherhood of Boilermakers,* 251 F.Supp.2d 1354, 1357-58 (S.D. Tex. 2003) (citing *Great Plains Trust Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 313 n. 8 (5th Cir. 2002)); Charles A. Wright and Arthur R. Miller, 5C Federal Practice & Procedure § 1368 ("A significant number of federal courts have held that the standard to be applied on a Rule 12(c) motion ... is identical to that used on a Rule 12(b)(6) motion ....").

"Generally, a motion to dismiss for failure to state a claim is viewed with disfavor and is rarely granted." *Decorative Center of Houston,* 208 F.Supp.2d at 726 (citations omitted); *see also*

[2] Each of the cases Defendants cite in support of the "pleading standard" for § 36(b) actions arose in the context of a Rule 12(b)(6) motion.

Kennedy v. Tangipahoa Parish Library Bd. of Control, 224 F.3d 359, 365 (5th Cir. 2000) ("A dismissal for failure to state a claim upon which relief can be granted is a disfavored means of disposing of a case.").[3]

As a practical matter, Defendants advance a heightened pleading standard that clearly runs afoul of the Supreme Court's pronouncement in *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 513 (2002). "In what has been characterized as a 'seminal pleading case,' the Supreme Court recently reminded lower courts that, in order to survive a motion to dismiss, a complaint need only contain 'a short and plain statement of the claim showing that the pleader is entitled to relief.'" *Morgan v. City of Waco*, No.3:01-CV-2818, 2002 WL 1776935, at *2 (N.D. Tex. Jul. 30, 2002) (quoting *Swierkiewicz*).[4]

Defendants' position would require Plaintiffs to prove their claims in their Complaints. Not only is this position unrealistic, it is in direct contravention to the applicable standard under Federal Rules of Civil Procedure Rules 8(a) and 12(b)(6), the holding of the United States Supreme Court in *Swierkiewicz,* and recent ICA jurisprudence. The Southern District of New York recently discussed the *Swierkiewicz* decision and its impact on § 36(b) claims in the context of denying the plaintiff's motion to dismiss a § 36(b) claim:

---

[3] Similarly, "hasty or imprudent use of this summary procedure [of Rule 12(c)] by the courts violates the policy in favor of ensuring to each litigant a full and fair hearing on the merits of his or her claim or defense." Charles A. Wright and Arthur R. Miller, 5C Federal Practice & Procedure § 1368. Moreover,"[i]t is common practice to apply Rule 12(c) to individual causes of action. Courts have discretion to grant leave to amend in conjunction with 12(c) motions, and may dismiss causes of action rather than grant judgment." *Moran v. Peralta Community College Dist.*, 825 F.Supp. 891, 893 (N.D. Cal. 1993), discounted on other grounds by *Radici v. Associated Ins. Companies*, 217 F.3d 737 (9th Cir. 2000); *see also Hamm v. V-Track, Inc.*, No. C-93-2955, 1995 WL 225684, at *1 (N.D. Cal. Mar. 24, 1995) (same).

[4] In *Morgan*, Defendants cited several Fifth Circuit decisions for the proposition that "'a plaintiff must plead specific facts, not mere conclusory allegations,' to avoid dismissal under Rule 12(b)(6)." However, the court stated: "It should be noted that all these cases predate *Swierkiewicz*. To the extent that current Fifth Circuit authority requires a plaintiff to go beyond the requirements of Rule 8(a) by alleging facts in support of each and every element of his claim or legal theory, the Court respectfully suggests that this is no longer the law." *Morgan*, 2002 WL 1776935 at *3.

> The defendants have pointed to several decisions in which courts dismissed a Section 36(b) claim for failure to state a claim. While recognizing that Rule 8's pleading standard is very liberal, these cases held that the complaints at issue were too conclusory to survive a motion to dismiss. Almost all of these cases preceded the Supreme Court's reminder in *Swierkiewicz* that a plaintiff need only give a plain statement of its claim and fair notice of the ground on which it rests.

Pfeiffer v. Bjurman, Barry & Associates, 2004 WL 1903075, *4 (S.D.N.Y. Aug. 26, 2004) (denying motion to dismiss § 36(b) claim).

A plaintiff must only plead facts sufficient to place defendants on notice of the claims against them, not prove her case in the complaint. *See Leatherman v. Tarrant County Narcotics Intelligence and Coordination Unit*, 507 U.S. 163, 168 (1993) (holding that heightened pleading contained in Federal Rule 9(b) does not extend to other claims). Notice pleading is the proper standard in *all* civil cases, save for a few exceptions not present here. *Swierkiewicz*, 534 U.S. at 513. Claims under the ICA are *not* one of those exceptions. *See Wicks v. Putnam Investment Mgmt, LLC*, No. Civ. 04-10988, 2005 WL 705360, at *4 (D. Mass. Mar. 28, 2005) (agreeing that there is no "heightened pleading requirement for § 36(b) excessive fee claims"); Order, *Strigliabotti et al. v. Franklin Resources, Inc. et al.*, No. C 04-00883 SI (N.D. Cal.), March 7, 2005 at 5 [Attached (with complaint at issue appended) as Exhibit A] (refusing to dismiss § 36(b) claims under Rule 8's liberal standard); *Pfeiffer, supra,* at *3 (stating that § 36(b) "complaint is governed by the pleading standards set forth in Rule 8a"); *Richard Krantz*[5] *v. Fidelity Mgmt. & Research Co.*, 98 F.Supp.2d 150, 159 (D. Mass. 2000) (proceeding under "notice pleading standard" as to § 36(b) claim and refusing to dismiss).

Detailed facts, such as those that Defendants suggest are lacking here, are not required. *Conley v. Gibson*, 355 U.S. 41, 47 (1957) ("the Federal Rules ... do not require a claimant to set out

[5] Plaintiffs cite two unrelated cases in which the plaintiff's last name is "Krantz." To avoid confusion, Plaintiffs refer to the cases as "*Richard Krantz*" and "*Sheldon Krantz*."

in detail the facts upon which he bases his claim") (citing Fed. R. Civ. P. 8(a)(2)). Rather, Plaintiffs need only provide "a short and plain statement" of their claim so as to "'give the defendant fair notice of what the ... claim is and the grounds upon which it rests.'" *Swierkiewicz* 534 U.S. at 507 (quoting *Conley,* 355 U.S. at 47); *Decorative Center of Houston, L.P.*, 208 F.Supp.2d at 727 ("The notice pleading requirements of the Federal Rules of Civil Procedure allow for a short, plain statement of the plaintiff's claim."); *In re Enron Corp. Securities, Derivative & ERISA Litig.*, Nos. MDL-1446, Civ.A. H-01-3624, 2003 WL 230688, *14 (S.D. Tex. Jan. 28, 2003) ("[A]s clarified in *Swierkiewicz*, a plaintiff does not need to allege facts to support every element of a *prima facie* case of a cause of action governed by Rule 8's notice pleading standard.").

"District courts should avoid such dismissals 'unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief.' To ascertain whether a complaint states a claim, [courts] must construe the complaint liberally in the plaintiff's favor and accept all factual allegations in the complaint as true." *Kennedy v. Tangipahoa Parish Library Bd. of Control*, 224 F.3d at 365 (citations omitted).

"Moreover, ... where the proof is largely in the control of the defendant, 'dismissals prior to giving the plaintiff ample opportunity for discovery should be granted very sparingly.'" *Fusco v. Xerox Corp.*, 676 F.2d 332, 337 n. 7 (8th Cir. 1982) (discussing dismissal in the context of antitrust cases) (citations omitted); *see also Richard Krantz*, 98 F.Supp.2d at 159 (denying the defendant's motion to dismiss a § 36(b) claim in part because defendants were not publicly owned corporations and *plaintiffs had not had the benefit of discovery*). Keeping in mind that detailed information concerning, for example, investment advisory contracts and fees paid for advisory ser services have largely been unavailable to the investing public, *see* Part II.B.4, *infra,* Plaintiffs have alleged far more than what is sufficient to state legally cognizable claims against these Defendants.

B. Plaintiffs have pled facts which, if proved, would state a violation of Section 36 of the ICA.

The *Berdat* and *Papia* Complaints each contain three separate § 36(b) counts – which Defendants neither recognize as distinct nor challenge as such. Rather, Defendants launch a generalized attack on Plaintiffs' § 36(b) claims. As demonstrated below, Plaintiffs have adequately pled facts, which if proved, demonstrate that Defendants have violated their fiduciary duties under § 36(b) by receiving compensation that is excessive and disproportionately large to the services rendered by Defendants.

"An advisory fee violates Section 36(b) if it 'is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.'" *Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990) (quoting *Gartenberg v. Merrill Lynch Asset Mgt., Inc.*, 694 F. 2d 923, 928 (2d Cir. 1982)). Although not a pleading standard, the *Gartenberg* court established a framework that some courts have used to determine whether a fee violates § 36(b). The factors relevant to this determination are: (1) the nature and quality of the services provided to the fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) economies of scale in operating the fund as it grows larger; (4) comparative fee structures; (5) fall-out benefits, i.e., indirect profits to the adviser attributable in some way to the existence of the fund; and (6) the independence and conscientiousness of the directors. *Krinsk v. Fund Asset Mgmt, Inc.*, 875 F.2d 404, 409 (2d Cir. 1989) (citing *Gartenberg*, 694 F.2d at 929-30).

While nothing requires that all six factors be present in any given case, Plaintiffs' Complaint alleges a factual basis for each of the *Gartenberg* factors, thereby sufficiently alleging that the fees charged the Funds are so disproportionately large in comparison to the services rendered that they were not the result of arm's length bargaining. *See, e.g., Berdat* Compl. ¶¶ 14-15, 40-41; *Papia*

Compl. ¶¶ 12-13, 39 (alleging that although the nature of the services Defendants provide to the Funds *has remained essentially unchanged*, Defendants' costs in providing these services have *decreased* while their fees have *risen* at dramatic rates); *Berdat* Compl. ¶¶ 45-46; *Papia* Compl. ¶¶ 43-44 (alleging that the enormous profitability of the Funds to Defendants can be demonstrated by Defendants' full costs of providing advisory services and by the fact that Defendants' incremental costs of providing services to Plaintiffs are nominal); *Berdat* Compl. ¶¶ 16, 51-52; *Papia* Compl. ¶¶ 14, 49-50 (alleging that Defendants are wrongfully retaining the benefits of economies of scale[6] as opposed to passing them on to Fund shareholders); *Berdat* Compl. ¶¶ 9, 53-58; *Papia* Compl. ¶¶ 8, 53 (alleging that Defendants charge the Funds substantially higher fees than what *Defendants themselves* charge institutional clients and other non-affiliated mutual funds for identical advisory services); *Berdat* Compl. ¶¶ 60-65; *Papia* Compl. ¶¶ 54-59 (alleging that Defendants receive fall-out benefits (i.e., indirect profits) through various channels); and *Berdat* Compl. ¶¶ 17, 70-72; *Papia* Compl. ¶¶ 15, 64-66 (alleging that the Funds' trustees failed to fulfill their duties to the Funds because Defendants have withheld (or the trustees have failed to request) necessary information).

1. Courts have routinely upheld Section 36(b) claims based on allegations similar to those found in the Complaints.

Within the past two months, four courts have upheld § 36(b) claims based on virtually identical allegations to those described above. First, in *Strigliabotti v. Franklin Resources, Inc.*, No. C 04-00883 SI (N.D. Cal.) ("*Strigliabotti*"), the court curtailed similar efforts by defendants to hold the plaintiffs to a heightened pleading standard and found that virtually identical allegations regarding the disproportionate relationship between fees and services sufficed under Rule 8's liberal

[6] In Count II, Plaintiffs have alleged that Defendants have realized and benefited from excess profits resulting from economies of scale. *See Berdat* Compl. ¶¶ 16, 78-79; *Papia* Compl. ¶¶ 14, 72-73.

pleading standard. *See Strigliabotti* Order [Exhibit A]. There, as here, the plaintiffs alleged that the defendants charge the plaintiffs much higher fees than other clients for equivalent advisory services, that fund assets had grown, while the nature of services had stayed the same, resulting in disproportionately large advisory fees, and that the defendants had retained excess profits from economies of scale caused by a dramatic growth in assets managed by defendants. *See id.* at 5. In an order issued on the same day, the court in *Gallus v. American Express Financial Corp.*, No. 04-4498(DWF/JSM) (D.Minn.) ("*Gallus*") denied the defendants' motion to dismiss similar § 36(b) allegations. *See* Order, *Gallus v. American Express Financial Corp.*, No. 04-4498(DWF/JSM) (D.Minn.) (March 7, 2005) [Attached (with complaint at issue appended) as Exhibit B].

In *Jones v. Harris Associates, L.P.*, No. 04-C-8305 (N.D. Ill.) ("*Jones*"), the court found that "[c]ontrary to Harris's interpretation, the complaint does not solely advance legal conclusions or contentions devoid of factual content specifically attributable to the relationship between Harris and the funds in which the Plaintiffs invested." *See* Order, *Jones v. Harris Associates, L.P.,* No. 04-C-8305 (N.D. Ill.) (Apr. 7, 2005) [Attached (with complaint at issue appended) as Exhibit C]. In fact, the court found that Plaintiffs' allegations that the fund complex paid more in 2003 than it did ten years earlier for identical services and that other clients receive like services at significantly lower rates compelling: "It is not inconceivable that the fees charged, given the exponential increase and different treatment of other clients alleged, were so disproportionate to the value of the services rendered that a violation of § 36(b) would lie." *Jones* Order at 6. Plaintiffs have made virtually identical allegations in the *Papia* and *Berdat* Complaints.

The court in *Wicks v. Putnam Investment Mgmt., LLC*, No. Civ.A.04-10988-GAO (D. Mass) ("*Wicks*"), also upheld § 36(b) claims which were based on similar allegations. *See Wicks v. Putnam Investment Mgmt., LLC,* No. Civ.A.04-10988, 2005 WL 705360 (D. Mass. Mar. 28, 2005)

[Attached (with complaint at issue appended) as Exhibit D]. The *Wicks* plaintiffs, like Plaintiffs in this case, alleged *inter alia* that: although the Funds' assets have increased, the nature and quality of the services rendered by defendants has not changed substantially, allowing economies of scale to be created that defendants have failed to share with the Funds; that defendants provide the same advisory services to their institutional clients for substantially lower fees then they charge the Funds; and that Defendants receive soft dollars that benefit defendants and not the Funds. *See Wicks,* 2005 WL 705360, at *1. Based on these allegations, the court found that the *Wicks* plaintiffs had stated claims under § 36(b).

Moreover, in *Miller v. Mitchell Hutchins Asset Mgmt., Inc.*, No. 01-CV-192-DRH (S.D. Ill.) ("*Miller*"), the court denied the defendants' motion to dismiss a complaint containing virtually identical allegations as the instant Complaints, noting that Plaintiffs had pled facts as to each of the *Gartenberg* factors. *See* Order, *Miller v. Mitchell Hutchins Asset Mgmt., Inc.*, No. 01-CV-192-DRH (S.D. Ill.)(March 6, 2003) [Attached (with complaint at issue appended) as Exhibit E].

The similarities between the *Strigliabotti*, *Gallus*, *Jones*, *Wicks*, and *Miller* Complaints and the *Berdat* and *Papia* Complaints compel the conclusion that Plaintiffs have pled sufficient allegations of the disproportionately between the fees charged by Defendants and the services they render to Plaintiffs and the Funds. Indeed, other courts have upheld complaints alleging § 36(b) violations where plaintiffs have made a much lesser showing. *See, e.g., Richard Krantz v. Fidelity Mgmt. & Research Co.*, 98 F.Supp.2d 150 (D. Mass. 2000) (denying motion to dismiss § 36(b) claim where plaintiff alleged facts concerning only four of the six *Gartenberg* factors). In *Richard Krantz*, the court upheld plaintiff's § 36(b) claim based primarily on the factual allegation that "the defendants did not pass savings on to the funds' investors that [Defendants] realized from economies of scale (*Gartenberg* factor 3) due to the enormous growth in assets under management as well as efficiencies caused by computer advances." *Richard Krantz*, 98 F.Supp.2d at 159. The court found particularly significant the plaintiff's allegation that "between 1985 and 1995 the total revenues of defendants *increased* as a percentage of the mutual fund assets under management." *Id.* Plaintiffs have made similar allegations here. *See Berdat* Compl. ¶¶ 14, 51; *Papia* Compl. ¶¶ 12, 49. Similarly, in *Pfeiffer, supra*, the court declined to dismiss a §36(b) claim, finding "[i]t is unnecessary for the plaintiff to set forth evidentiary details to support [the] allegation [that the defendant's increased 12b-1 fees were not reasonably related to the services it performed for the Fund], or to support those elements of the *Gartenberg* test that may apply to promotion, distribution, and service fees." 2004 WL 1903075, *4.

2. Plaintiffs have alleged facts pertinent to the relationship between the fees and the services rendered by Defendants.

In the cases on which Defendants primarily rely, the courts were concerned that plaintiffs had not alleged "facts pertinent to [the] relationship between fees and services." *Sheldon Krantz v. Prudential Inv. Fund Mgmt., LLC*, 305 F.3d 140, 143 (3d Cir. 2002) ("*Sheldon Krantz*"); *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001) ("*Migdal*"); *see also King v. Douglass*, 973 F.Supp. 707, 722 (S.D. Tex. 1996) ("*King*"). In contrast, Plaintiffs herein have made specific factual allegations relevant to the relationship between the fees charged and the services rendered by Defendants, which demonstrate that the advisory fees are disproportionately large compared to the services rendered to Plaintiffs and the Funds, including: (1) that the nature of the services have remained essentially unchanged; yet, Defendants' costs for providing these services have decreased while their revenues have increased dramatically, (*Berdat* Compl. ¶¶ 14-15, 40-41; *Papia* Compl. ¶¶ 12-13, 39); (2) that the economies of scale generated as a result of a tremendous growth in Fund assets have not been shared with Funds or their shareholders and, instead, have allowed Defendants to reap additional profits on top of their already excessive fees, (*Berdat* Compl.

¶¶ 16, 23-25, 51-52, 78; *Papia* Compl. ¶¶ 14, 21-23, 49-50, 72); (3) that the advisory fees charged by Defendants to the Funds vastly exceed the fees Defendants *themselves* charges to other clients, such as institutional clients and non-affiliated mutual funds, who buy *virtually identical services* on a free market, (*Berdat* Compl. ¶¶ 7, 9, 42, 52-58; *Papia* Compl. ¶¶ 7-8, 40, 53); and (4) that the Defendants did not provide (and the trustees did not request) the information needed to adequately understand Defendants' true cost structure and the economies of scale realized and retained by Defendants for purposes of reviewing and approving the advisory contracts, (*Berdat* Compl. ¶¶ 17, 70-72; *Papia* Compl. 15, 64-66). These factual allegations alone provide an ample legal and factual basis for denying Defendants' motion.

3. The Section 36(b) cases cited by Defendants provide no support for granting judgment on the pleadings.

Ignoring the recent trend among Courts that have ruled on motions to dismiss § 36(b) actions, Defendants rely almost exclusively on *Migdal, Sheldon Krantz*, and *King*. But unlike *Strigliabotti, Gallus*, *Jones*, *Wicks* and *Miller*, all of which contained virtually identical § 36(b) allegations to those in the *Papia* and *Berdat* complaints, *Migdal*, *Sheldon Krantz*, and *King* are each easily distinguishable. First, as a practical matter, *Migdal* (and its progeny) applied a heightened fact pleading standard. To the extent that Defendants' alleged seminal pleading case, *Migdal,* did stand for the proposition that fact pleading is required under § 36, the *Migdal* decision (2001) predates *Swierkiewicz*, which was decided in 2002, and has been effectively overruled as to that issue. *See Pfeiffer, supra,* at *4.

Second, there was a dearth of information contained in those complaints to support § 36(b) claims. Indeed, none of those cases provides support for Defendants' position that the § 36(b) claims should be dismissed because none of those complaints contains the level of detailed factual allegations that appear in Plaintiffs' Complaint. *See Strigliabotti* Order at 5 (agreeing with Plaintiffs "that *Midgal* and *Sheldon Krantz* involved significantly different and more deficient complaints").

The *Migdal* court dismissed the complaint because it contained only conclusory allegations that amounted to nothing more than "the mere recitation of boilerplate statutory language." *Migdal*, 248 F.3d at 328. The plaintiffs' claim of excessive fees regarding two mutual funds was based on four allegations: (1) the amount of fees, (2) the fact that two or three similar funds charged lower fees while outperforming the funds at issue, (3) the fact that the funds at issue failed to meet their performance benchmarks, and (4) the fact that despite the funds' underperformance, the defendant/advisor's earnings increased by more than 20%. *See Migdal*, 248 F.3d at 327. The *Migdal* complaint did not identify, much less make a substantial factual showing, as to the *Gartenberg* factors. There was no mention of economies of scale, no discussion of the advisers' profitability, no mention of fall-out benefits, and only a very limited comparison of the fees at issue to fees charged to other funds and of the nature of the services rendered in exchange for the fees charged. *See Migdal*, Second Am. Compl. [Attached as Exhibit F]. In fact, the *Migdal* court explicitly criticized plaintiffs for failing to make allegations about the defendants' receipt of excess profits from economies of scale. *Migdal*, 248 F.3d at 327. In contrast, there is no such deficiency here, as Plaintiffs make express factual allegations that Defendants have benefited from economies of scale as the Funds have grown larger while services have remained the same, and that instead of passing these benefits on to the Funds, Defendants have retained them for themselves, extracting additional and excessive profits. *See, e.g., Berdat* Compl. ¶¶ 14, 16, 51-52, 78-79; *Papia* Compl. ¶¶ 12, 14, 49-50, 72-73.

The complaint at issue in *Sheldon Krantz* was even more lacking in supporting factual allegations than the *Migdal* complaint. *See Sheldon Krantz*, First Am. Compl. ("*Sheldon Krantz*

Compl.") [Attached as Exhibit G]. The *Sheldon Krantz* complaint focused almost exclusively on whether the "independent" directors' service on multiple boards renders them "interested" and whether, as a result, the contracts were unlawful under §§ 10(a) and 15(c) of the ICA. The entire § 36(b) excessive fee allegation essentially was stated in three sentences:

> Plaintiff alleges that none—much less 40%—of the members of the Fund's board are independent, as required by ICA Section 10(a). As a result, the Agreements were not properly negotiated at arm's-length and could not be properly approved as required by ICA Section 15(c). Consequently, the Fund has paid defendants' excessive fees pursuant to invalid, sweetheart contracts, thereby entitling plaintiff to seek recovery of those fees pursuant to ICA Section 36(b).

Sheldon Krantz Compl. ¶ 13. The complaint was utterly devoid of *any* facts demonstrating that the fees were disproportionate to the services rendered; instead, the excessive fee allegation was couched solely in terms of the directors' lack of independence. Indeed, the *Sheldon Krantz* complaint addressed only *one* of the six factors used to determine whether the fees charged were excessive. *Krantz v. Prudential Inv. Fund Mgmt., LLC*, 77 F.Supp.2d 559, 565 (D.N.J. 1999).

Finally, *King* was based on an entirely different factual scenario and, therefore, is wholly inapposite. There, Plaintiffs alleged that Defendants had breached their fiduciary duty in connection with a rights offering that Plaintiffs contended would dilute the value of their investments. *See King,* Compl. [Attached as Exhibit H]. Specifically, the plaintiffs alleged that the advisor had breach its fiduciary duty under § 36(b) by pressuring and/or instructing the fund's board to approve the rights offering, which "conferred a substantial benefit [upon the advisor] in the form of increased fees while imposing substantial damage on the Fund." *See id.* at ¶¶ 87-88. As in *Migdal*, the *King* complaint mad no mention of *Gartenberg*, much less a showing as to the *Gartenberg* factors.

Ultimately, the *King* court found that Plaintiffs did not state a § 36(b) claim because they did not allege that the adviser "earned a fee not commensurate with the services it provided or that it could not have been the product of a disinterested business transaction." *Id.* at 722-723. On the other hand, Plaintiffs herein have made specific allegations that the nature of services Defendants provide to the funds have not changed but that Defendants' fees have risen significantly. *See Berdat* Compl. ¶¶ 14-15, 40-41, 51; *Papia* Compl. ¶¶ 12-13, 39, 49. In addition, through examples of what Defendants charge clients who bargain over fees at arm's length, Plaintiffs have demonstrated the fees charged to the funds cannot be the product of an arm's length, or disinterested, transaction. *See, e.g., Berdat* Compl. ¶¶ 9, 42, 55-58.

In sum, the *Papia* and *Berdat* Plaintiffs have far surpassed the allegations held insufficient by the courts in *Sheldon Krantz, Migdal,* and *King. See Strigliabotti* Order at 6 [Exhibit A] (denying motion to dismiss as to virtually identical complaint and finding that "[u]nlike the allegations in both *Migdal* and *Krantz*, the complaint specifically describes the disproportionate relationship between these services and the fees charged according to the *Gartenberg* factors).

4. In attacking Plaintiffs' Complaints, Defendants have distorted Plaintiffs' allegations (or ignored them completely).

In an effort to avoid Plaintiffs' claims, Defendants read Plaintiffs' allegations in an unnecessarily narrow fashion, or ignore them altogether, and raise convoluted or irrelevant arguments that are nothing more than red herrings. For example in arguing that Plaintiffs have not made allegations specific to each of the Funds, Defendants read Plaintiffs' allegations regarding the Funds too narrowly. In the Complaints, unless a Fund is specifically named, Plaintiffs use the term "Fund" or "Funds" to denote each of the Funds in the case. *See Berdat* Compl. ¶¶ 1, 5; *Papia* Compl. ¶¶ 1, 5.

Next, although Defendants argue that Plaintiffs have not pled facts which, if proved, would show the disproportionately between the fees charged and the services rendered, among other allegations, Plaintiffs allege that despite a dramatic growth in Fund assets, Plaintiffs have not benefited from economies of scale. Specifically, between 1993 and 2002, the assets in the INVESCO Fund Complex grew from $6 billion to $19.9 billion dollars, while the fees collected increased at an even greater rate than the growth in assets. *Berdat* Compl. ¶ 51. While asset growth for the Fund Complex was impressive, increasing by 331.2%, fees charged annually grew even faster, from $46 million in 1993, to $156 million in 2002, increasing by 453.1%. *See id.* Similarly, Plaintiffs allege that between 1993 to 2002, "AIM's assets under management grew from $13.5 billion to $65.7 billion, a growth rate of 487%. However, this phenomenal growth in assets not only produced no economies of scale, but also resulted in fees actually ***increasing*** faster than the growth in assets. Fees went from $125 million in 1993 to $772 million in 2002, a growth rate of 618.1%. In addition, fees as a percentage of assets increased from .92% in 1993 to 1.17% in 2002." *Papia* Compl. ¶ 49. By way of specific example, Plaintiffs allege that while the AIM Constellation Fund's assets grew from $1.9 billion in 1993 to over $10 billion in 2002, advisory fees did not decrease but rather grew at an even faster rate, from $18 million in 1993 to $98.7 in 2002. *Papia* Compl. ¶ 12(b).

As one industry insider has recognized, "there are *staggering* economies of scale in portfolio management and research." John C. Bogle, Common Sense on Mutual Funds: New Perspectives for the Intelligent Investor 321 (1999) (emphasis added). The fact that Defendants' fees escalated in the face of "staggering" economies of scale demonstrates that those economies are not being shared with Fund shareholders in violation of Defendants' fiduciary duties. Moreover, although Defendants criticize these allegations as being insufficient to plead a § 36(b) claim, these are precisely the type of allegations that the court in *Jones v. Harris*, *supra*, found sufficient when upholding virtually identical § 36(b) claims. *See Jones* Order at 5, 6 [Exhibit C]. *See also Strigliabotti* Order at 5 [Exhibit A] (finding that "plaintiffs have alleged facts about the disproportionate relationship between fees and services" including that "[t]he Funds have grown in size from $2 billion in assets in 1983 to $300 billion in assets in 2003, while the nature of the services rendered has not changed, resulting in disproportionately large advisory fees.").

In addition, Plaintiffs have plainly alleged facts about the services Defendants provide to these Funds: "The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds." *Berdat* Compl. ¶ 40; *Papia* Compl. ¶ 39. "[T]he nature of the services Defendants render to the Funds has remained *unchanged* despite dramatic growth in the assets of the Funds and advisory revenues." *Berdat* Compl. ¶ 41 (emphasis added); *see also Papia* Compl. ¶ 39. Moreover, "advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds…." *Berdat* Compl. ¶ 15; *Papia* Compl. ¶ 13. These allegations are equally applicable to *each* of the 18 Funds at issue in the *Berdat* and *Papia* actions. Thus, Plaintiffs have made specific allegations regarding the type of services that Defendants provide and the costs of providing those services. Further, as noted above, Plaintiffs allege that *Defendants'* assets under management (not just the industry's as a whole) have increased, an occurrence which, because of tremendous economies of scale, should have—but has not—resulted in much lower fees charged to Plaintiffs and the Funds. *See Berdat* Compl. ¶¶ 14, 51; *Papia* Compl. ¶¶ 12, 49. These allegations demonstrate the disproportionately between the fees charged and the services rendered. Where as "[h]ere, the parties have not yet conducted discovery … [the court] must assume the truth of factual allegations in the complaint." *Voest-Alpine Trading USA Corp. v. Bank of China*, 142 F.3d 887, 891 (5th Cir. 1998) (denying motion for judgment on the pleadings).

Defendants also disparage the Complaints by raising a host of questions that the Berdat Complaint apparently does not answer to their satisfaction. Defs'. Mot. for Judgment at 5. ("For all the Court knows from a reading of the Complaint, the AIM Small Company Growth Fund assets might have decreased, the AIM Small Company Growth Fund fees might have decreased, the AIM Small Company Growth Fund performance might have been spectacular etc. etc. etc."). However, these musings do nothing more than raise factual issues that cannot be decided at this stage of the proceedings.

Indeed, the type of "facts" which Defendants suggest are lacking have been largely unavailable to the investing public. To correct these deficiencies and recognizing that "[i]ncreased transparency with respect to investment advisory contracts, and fees paid for advisory services, will assist investors in making informed choices among funds and encourage fund boards to engage in vigorous and independent oversight of advisory contracts," the Securities and Exchange Commission ("SEC") recently promulgated a new rule (the compliance date of which has not even become effective for some funds) adopting enhanced shareholder disclosure rules. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, 69 Fed. Reg. 39798, 2004 WL 1452698 (SEC 2004) [Attached as Exhibit I]. The enhancements "are intended to address [the SEC's] concerns that some funds do not provide adequate specificity regarding the board's basis for its decision." The rule requires a fund to include in certain publicly filed reports a discussion of "(1) The nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors." *Id.* at 39801. Thus, the SEC has confirmed that this sort of detailed factual information regarding the board's approval of advisory fees has not been available in materials to which shareholders have access.

Finally, as Plaintiffs point out in their Complaint, one of the most salient inquiries regarding the excessiveness of Defendants' fees is what Defendants charge their other clients (who bargain and actually negotiate fees) for identical services. However, Defendants desperately try to downplay the importance of this comparison, calling it irrelevant, because the comparison indisputably raises the inference that the fees charged to the Funds are disproportionately large and could not be the product of an arm's length bargain.[7] Hardly irrelevant, the SEC also recently confirmed the pertinence of this comparison when it adopted a requirement that certain publicly available documents "will be required to indicate whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as ...other types of clients (e.g., pension funds and other institutional investors.)" 69 Fed. Reg. 39798, 39801-802 [Exhibit I]. Here, the Complaints allege that "[t]he pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs." *Berdat* Compl. ¶ 7; *Papia* Compl. ¶ 7. Thus, Plaintiffs allege that a comparison of the management fee charged to the Funds with the management fee Defendants charge their other clients is an apples-to-apples comparison (*see*

[7] The comparison is also illustrative of the quality of services provided to the Funds as it evinces Defendants' preference for their own financial interests at the expense of the Funds and their shareholders. *See Berdat* Compl. ¶¶ 42-43; *Papia* Compl. ¶¶ 40-41.

Berdat Compl. ¶ 53; *Papia* Compl. ¶ 51) – allegations which must be taken as true for purposes of resolving this motion. *See Voest-Alpine Trading USA Corp.*, 142 F.3d at 891. Indeed, by arguing that the comparison is an apples-to-oranges comparison, Defendants have, at most, merely raised a factual issue (that precludes the ruling they are requesting) as to what services are performed in exchange for the advisory fees Defendants receive from Plaintiffs and the Funds and what other fees Defendants receive in exchange for other services.

In urging this Court to ignore this important comparison, Defendants cite *Gartenberg*[8] and *Schuyt v. Rowe Price Prime Reserve Fund*,[9] 663 F.Supp. 962, 973 n. 38 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2d Cir. 1987). However, neither of these cases requires this Court to ignore the compelling evidence of what Defendants charge their other clients for the same services on the open market. Indeed, more recently, courts have considered allegations regarding what Defendants charge their non-mutual fund clients when determining whether a complaint has adequately stated a claim that fees charged to mutual funds are disproportionately large to the services rendered by an advisor. *See Strigliabotti* Order at 5 [Exhibit A]; *Jones* Order at 5, 6 [Exhibit C]; and *Wicks* Order at *1 [Exhibit D].

Without the benefit of any discovery, Plaintiffs do not have ready access to data regarding the fees Defendants charge to their other clients. Nevertheless, with only a dearth of information available to them, in their Complaint Plaintiffs set forth several comparative fee structures that

---

[8] In *Gartenberg*, which was an appeal from an order dismissing the complaint *after a bench trial*, the court rejected the argument that lower fees charged to pension funds should be used as a criterion for determining fair advisory fees to funds because the nature and extent of the services required by each type of fund differed. Here, Plaintiffs have alleged that the advisory services performed for the Funds and Defendants' non-mutual fund clients are identical. These allegations must be taken as true for purposes of this motion.

[9] In *Schuyt*, which also followed a *trial*, the Court gave little weight to testimony regarding how fees charged to the funds compared with fees charged to the adviser's other clients. Critically, however, the witness "neglected to inquire about the services provided to [other] clients and was therefore unable to legitimately compare the fees charged to the Fund to the fees charged to [other] clients." *Schuyt*, 663 F.Supp. at 973 n. 38 (citations to transcripts omitted). Here,

establish Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered. *See Berdat* Compl. ¶ 56-59. For instance, as stated in Plaintiffs' complaint, Defendants or their affiliates manage a large cap value account for the State of Alaska for 17 basis points. *Berdat* Comp. ¶ 58. In contrast, Defendants charge the AIM Basic Value Fund, a large cap value fund, an annual advisory fee (excluding administrative services) of 66 basis points. Accordingly, the AIM Basic Value Fund pays a fee of nearly four times more than what Defendants or their affiliates charge the State of Alaska, despite the fact that services are the same.

This a specific example that demonstrates not only the disparity between the fees charged to the Funds and the fees charged to Defendants' clients who negotiate at arm's-length but also that Defendants or their affiliates are able to manage portfolios in the same investment style for their non-affiliated clients at a fraction of the price they charge Plaintiffs and the Funds. Accordingly, the fees charged to the Funds are disproportionately large to the services rendered.

C. Defendants have waived their right to challenge Plaintiffs' Section 12(b) claims (Count IV).

Rather than presenting a reasoned argument on the merits, Defendants relegate their entire discussion of Plaintiffs' § 12(b) to two sentences in the text and a footnote. *See* Defs.' Mot. for Judgment at 1-2, 2 n.1, 8. It is Plaintiffs' position that by not presenting *any* explanation, much less authority, for their position Defendants have waived their right to challenge the claims set forth in Count IV of the Complaints. [10]

Plaintiffs allege that the services are the same – allegations which must be taken as true for purposes of this motion. *Schuyt,* thus, provides no support for Defendants' position.

[10] In their § 12(b) claims, Plaintiffs allege that the Distribution Plans, implemented pursuant to Rule 12b-1, are *unlawful* and should not have been adopted initially, much less continued annually. For the Distribution Plans to be implemented initially, and then continued, the directors must conclude that they will benefit the company *and its shareholders*. 17 C.F.R. § 270.12b-1(e).

In stating that the claims under § 12(b) are duplicative of those under § 36(b) Defendants demonstrate their misunderstanding of Count IV. *See* Defs.' Mot. for Judgment at 1-2. Count IV goes beyond the issue of excessive fees

To the extent that Defendants attempt to rectify their deficient opening brief on this issue in their reply brief, Plaintiffs respectfully request the court not allow such a piecemeal approach to litigation and that any such argument be stricken by the Court. If the Court chooses to entertain any argument regarding the § 12(b) claims, however, Plaintiffs respectfully request the opportunity to file a responsive brief.

III. CONCLUSION

For the foregoing reasons, Plaintiffs respectfully request that Defendants' motion for judgment be denied.

Dated: April 20, 2005

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and alleges that the Distribution Plans have failed to comply with the requirements of Rule 12b-1, thereby making it impossible to accomplish what they were designed to do, namely grow fund assets such that economies of scale would be generated and passed on to shareholders. In addition, Plaintiffs allege that the Distribution Plans do not comply with the mechanical requirements of Rule 12b-1, because the Funds' directors did not receive or request the information required to evaluate whether the Funds benefited from the Distribution Plans as required by Rule12b-1. *Berdat* Compl. ¶¶ 70(c), 71; *Papia* Compl. ¶¶ 64(d), 65. Nevertheless, the Fund boards have continued to approve, year after year, continuation of the Distribution Plans in violation of *both* Rule 12b-1 and § 36(b). *Berdat* Compl. ¶ 25; *Papia* Compl. ¶ 23.

The only authority Defendants cite related to Plaintiffs' § 12(b) claims is *Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404, 413 (2d Cir. 1989), which they note (without any explanation) for the proposition that § 12(b) cannot be used to circumvent the procedural limitations of § 36(b). *Krinsk* does not stand for the proposition that Plaintiffs cannot bring a separate § 12(b) claim; rather, *Krinsk* merely approved dismissal of a § 12(b) claim "*when the claim is indistinguishable from a § 36(b) claim.*" *Krinsk*, 875 F.2d at 406 (emphasis added). Here, Plaintiffs have not simply reincarnated their excessive fee claims under § 36(b), but have instead brought an entirely distinct claim under § 12(b) relating to the *unlawfulness* of the Distribution Plans. *Krinsk* explicitly left open the possibility that a claim "that the plan fails to conform to the mechanical requirement of Rule 12b-1(b) ... might give rise to a section 12(b) action independent of an action under section 36(b)." *Krinsk*, 875 F.2d at 413 n. 5.

Respectfully submitted,

Robin L. Harrison *

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center
909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facismile

ATTORNEYS FOR *BERDAT* AND *PAPIA* PLAINTIFFS

* With Permission JMC

OF COUNSEL

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat* and *Papia* Plaintiffs

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al.,	:	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	:	

EXHIBIT INDEX

Exhibit	Description
A.	Order, *Strigliabotti et al. v. Franklin Resources, Inc. et al.,* No. C 04-00883 SI (N.D. Cal.), (March 7, 2005) (with complaint at issue appended)
B.	Order, *Gallus v. American Express Financial Corp.*, No. 04-4498(DWF/JSM) (D.Minn.) (March 7, 2005) (with complaint at issue appended)
C.	Order, *Jones v. Harris Associates, L.P.,* No. 04-C-8305 (N.D. Ill.) (Apr. 7, 2005) (with complaint at issue appended)
D.	Order, *Wicks v. Putnam Investment Mgmt., LLC,* No. Civ.A.04-10988, 2005 WL 705360 (D. Mass. Mar. 28, 2005) (with complaint at issue appended)

E.	Order, *Miller v. Mitchell Hutchins Asset Mgmt., Inc.*, No. 01-CV-192-DRH (S.D. Ill.) (March 6, 2003) (with complaint at issue appended)
F.	Second Amended Complaint, *Migdal v. Rowe Price-Fleming International, Inc.*, CA No. AMD-98-2162 (D. Md.)
G.	First Amended Complaint, *Krantz v. Prudential Investments Fund Management LLC,* 98 Civ. 3722 (KSH) (D.N.J.)
H.	Complaint, *King v. Douglass*, H-96-1033 (S.D. Tex.)
I.	Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, 69 Fed. Reg. 39798, 2004 WL 1452698 (SEC 2004)

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al.,

Plaintiffs,

v.

FRANKLIN RESOURCES, INC., et al.,

Defendants.
/

No. C 04-00883 SI

ORDER PARTIALLY GRANTING AND PARTIALLY DENYING DEFENDANTS' MOTION TO DISMISS

On February 4, 2005, the Court heard oral argument on defendants' motion to dismiss the complaint. Having carefully considered the arguments of counsel and the papers submitted, the Court hereby PARTIALLY GRANTS and PARTIALLY DENIES defendants' motion.

BACKGROUND

This action is brought by shareholders of several mutual funds ("Funds") created, sold, advised, and managed as part of the Franklin Templeton fund family ("the Fund Complex"). Specifically, the Funds are Templeton Growth Fund, Franklin Balance Sheet Investment Fund, Franklin U.S. Government Securities Fund, Franklin Flex Cap Growth Fund, Franklin DynaTech Fund, Franklin Income Fund, Franklin Small-Mid Cap Growth Fund, Franklin Biotechnology Discovery Fund, Mutual Shares Fund, and Franklin Utilities Fund. First Am. Compl. ("Am. Compl.") at ¶ 1.[1]

Defendants are Franklin Resources, Inc., Templeton Global Advisors, Ltd., Franklin Advisory

[1] On March 4, 2004, plaintiffs filed this action on behalf of five funds; they amended the complaint on June 3, 2004, adding Franklin Income Fund, Franklin Small-Mid Cap Growth Fund, Franklin Biotechnology Discovery Fund, Mutual Shares Fund, and Franklin Utilities Fund as plaintiffs, and adding as defendants Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC.

Services, LLC, Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC. Id. at ¶ 2. The companies are various investment advisors affiliated with a single parent company, also a defendant, Franklin Resources, Inc. ("Franklin Resources"), a publicly traded company incorporated in Delaware and headquartered in San Mateo, California. Id. Plaintiffs allege that defendants receive advisory fees from the Funds for investment advisory services and administrative services, and these fees are based on a percentage of the net assets of each of the Funds. Id. at ¶ 5. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders under "Distribution Plans" adopted pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1. Id. at ¶ 8. These distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex and amount to more than $7 million annually. Id. Plaintiffs allege that the advisory fees charged by defendants are higher than those for other funds for which defendants perform equivalent services and that the distribution fees are excessive, in violation of Rule 12b-1 and § 36(b) of the Investment Company Act ("ICA"). Plaintiffs specifically claim that, despite significant growth in the Funds since 1983, the Funds have not benefitted from the economies of scale and instead have been charged advisory and distribution fees that are disproportionately large in relation to the services provided. Id. at ¶ 14.

Plaintiffs seek to either rescind the investment advisory agreements and Distribution Plans and recover the total fees charged by defendants, or, in the alternative, to recover the excess profits resulting from economies of scale wrongfully retained by defendants, and any other excessive compensation or improper payments received and retained by defendants in breach of their fiduciary duty under § 36(b), 15 U.S.C. § 80a-35(b), and state law. Id. at ¶ 27. The complaint alleges (1) breach of fiduciary duty under § 36(b) for excessive investment advisory fees; (2) breach of fiduciary duty under § 36(b) for excess profits from economies of scale; (3) breach of fiduciary duty under § 36(b) for excessive Rule 12b-1 distribution fees and extraction of additional compensation for advisory services; (4) violation of § 12(b) for unlawful distribution plans; (5) breach of fiduciary duty under California law; (6) civil conspiracy to breach fiduciary duty under California law; (7) common law aiding and abetting breaches of fiduciary duty by Franklin Resources; (8) "acting in concert" under § 876(b) of the Restatement (Second) of Torts; (9) breach of Cal. Business & Professions Code § 17200; (10) breach of Cal. Business & Professions Code § 17500; and (11) common law unjust enrichment.

Now before the Court is defendant's motion to dismiss the complaint pursuant to Federal Rule of Civil Procedure 12(b)(6). Both parties have also filed Requests for Judicial Notice ("RJN").[2]

LEGAL STANDARD

Under Federal Rule of Civil Procedure 12(b)(6), a district court must dismiss a complaint if it fails to state a claim upon which relief can be granted. The question presented by a motion to dismiss is not whether the plaintiff will prevail in the action, but whether the plaintiff is entitled to offer evidence in support of the claim. See Scheuer v. Rhodes, 416 U.S. 232, 236, 94 S. Ct. 1683, 1686 (1974), overruled on other grounds by Davis v. Scherer, 468 U.S. 183, 104 S. Ct. 3012 (1984).

In answering this question, the Court must assume that the plaintiff's allegations are true and must draw all reasonable inferences in the plaintiff's favor. See Usher v. City of Los Angeles, 828 F.2d 556, 561 (9th Cir. 1987). Even if the face of the pleadings suggests that the chance of recovery is remote, the Court must allow the plaintiff to develop the case at this stage of the proceedings. See United States v. City of Redwood City, 640 F.2d 963, 966 (9th Cir. 1981).

"The court may also consider documents attached to the complaint in connection with a FRCP 12(b)(6) motion to dismiss." Parks Sch. of Business, Inc. v. Symington, 51 F.3d 1480, 1484 (9th Cir. 1995)(quoting Cooper v. Bell, 628 F.2d 1208, 1210 n.2 (9th Cir. 1980)). "If a plaintiff fails to attach to the complaint the documents on which it is based, defendant may also attach to a FRCP 12(b)(6) motion the documents referred to in the complaint." Lee v. City of Los Angeles, 250 F.2d 668, 688-89 (9th Cir. 2001)). "In addition, whether requested or not, the court may consider documents whose contents are alleged in a complaint and whose authenticity no party questions, but which are not physically attached to the plaintiffs' pleadings." In re Silicon Graphics Sec. Litig., 183 F.3d 970, 986 (9th Cir. 1999)). "On a motion to dismiss, [the court] may take judicial notice of matters . . . outside the pleadings." MGIC Indem. Corp. v. Weisman, 803 F.2d 500, 504 (9th Cir. 1986).

If the Court dismisses the complaint, it must then decide whether to grant leave to amend. The Ninth

[2] The Court GRANTS both RJNs.

Circuit has repeatedly held that "a district court should grant leave to amend even if no request to amend the pleading was made, unless it determines that the pleading could not possibly be cured by the allegation of other facts." Lopez v. Smith, 203 F. 3d 1122, 1130 (9th Cir. 2000) (citations and internal quotation marks omitted).

DISCUSSION

I. Section 36(b) claims

An action may be brought under Section 36(b) by a security holder of a registered investment company "on behalf of such company" against an investment adviser, "or any affiliated person of such investment adviser," for breach of fiduciary duty with respect to compensation or payments paid to the investment adviser. 15 U.S.C. § 80a-35(b). Plaintiffs bring Counts I, II, and III under Section 36(b) of the Investment Company Act of 1940 ("ICA") on behalf of the Funds. Defendants' motion attacks these claims on two grounds: (1) that the Complaint does not plead sufficient facts that the fees charged are "so disproportionately large that they bear no reasonable relationship to the services rendered"; and (2) that defendants Franklin Resources and Franklin Templeton Services must be dismissed from these claims because they are not "recipients" of compensation or payments, as Section 36(b) requires.

A. Sufficiency of facts

To state a claim under Section 36(b), a plaintiff must allege that an advisory fee is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." Gartenberg v. Merrill Lynch Asset Mgmt. Inc., 694 F.2d 923, 928 (2d Cir. 1982). Federal courts have identified the relevant factors in applying this standard: "(a) the nature and quality of the services provided to fund shareholders; (b) the profitability of the fund to the adviser-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; (f) the independence and conscientiousness of the trustees." Krinsk v. Fund Asset Mgmt., Inc., 875 F.2d 404, 409 (2d Cir. 1989).

Relying on Migdal v. Rowe-Price-Fleming Int'l, Inc., 248 F.3d 321, 327 (4th Cir. 2001) and Sheldon Krantz v. Prudential Inv. Fund Mgmt., 305 F.3d 140 (3d Cir. 2002), defendants argue that plaintiffs have failed to plead facts that would show "a disproportionality between fees charged and services rendered," Defs.' Mot.

at 2:22-23, because they have not specified what services were rendered by defendants, what amounts were charged in fees, or any other circumstances of the relationship between the fees and services. Id. at 3:3-11. Defendants contend that while the complaint references the Gartenberg factors, it fails to allege any underlying facts. Plaintiffs contend that they have alleged a factual basis for each of the six Gartenberg factors and that Migdal and Sheldon Krantz involved significantly different and more deficient complaints.

The Court agrees with plaintiffs. In Migdal, the plaintiffs alleged several facts as evidence of excessive fees – the amount of fees charged, that other funds offered lower rates, that the funds did not meet their benchmark performance standards, and that the advisers' earnings increased by more than 20 percent despite the funds' underperformance – but said nothing about the services rendered in return. The district court permitted the plaintiffs to amend their complaint twice, but ultimately concluded that plaintiffs had failed to address the relationship between the fees and services. The Fourth Circuit affirmed, finding that the one-sided nature of the allegations was fatal to the complaint. In Krantz, the complaint contained a very brief (three-sentence) statement of the Section 36(b) excessive fee allegation but no facts to support it. The Third Circuit adopted the Migdal court's approach and found that the plaintiffs had "failed to allege any facts indicating that the fees received were disproportionate to services rendered." Krantz, 305 F.3d at 143.

Here, plaintiffs have alleged facts about the disproportionate relationship between fees and services. The complaint alleges that defendants charge plaintiffs much higher fees than other clients for equivalent advisory services, and offers an example of the lower fee schedule utilized in a contract with New York State. Am. Compl. ¶ 6-7; 65. The Funds have grown in size from $2 billion in assets in 1983 to $300 billion in assets in 2003, while the nature of the services rendered has not changed, resulting in disproportionately large advisory fees. Id. at ¶¶ 13-14. It alleges that defendants "have retained excess profits resulting from economies of scale . . . [which] are a product of the dramatic growth in assets managed by Defendants, caused in part by 1) marketing programs paid for with the distribution fees charged to Plaintiffs, and 2) Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost." Id. at ¶ 15.

The Court finds that these allegations suffice under Rule 8's liberal pleading standard. Unlike in Migdal, where the plaintiffs alleged only half of the equation (facts about the high fees but no facts about the services), plaintiffs here state the services rendered to plaintiffs ("[d]efendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients."). Id. at ¶ 46. Unlike the allegations in both Migdal and Krantz, the complaint specifically describes the disproportionate relationship between these services and the fees charged according to the Gartenberg factors. And unlike the allegations in Yampolsky v. Morgan Stanley Investment Advisers, 2004 WL 1065533 (S.D.N.Y. May 12, 2004), which defendants cite in their reply brief, plaintiffs do not simply rely on "speculation, inference and generalized observations about the securities industry from public figures." 2004 WL 1065533 at *2. Accordingly, the Court DENIES defendant's motion to dismiss Counts I, II, and III.

B. Franklin Resources and Franklin Templeton Services as defendants

Defendants also argue that Franklin Resources and Franklin Templeton Services are not proper defendants for the Section 36(b) claim because neither is "the recipient of such compensation or payments." Plaintiffs contend that the statute's language allows actions brought "against [an] investment adviser, or any affiliated person of such investment adviser," and that these defendants qualify both as affiliates and as persons receiving compensation.

Section 36(b) provides:

> An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. With respect to any such action the following provisions shall apply: . . .
>
> (3) No such action shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments.

15 U.S.C. § 80a-35(b), (b)(3).

Plaintiffs base their contention that Franklin Resources and Franklin Templeton Services are "affiliated persons" on the fact that Franklin Resources is the "parent company, and control person," of all defendants, and Franklin Templeton Services is a wholly owned subsidiary of Franklin Resources under common control with the other

United States District Court
For the Northern District of California

defendants.[3] Pls.' Opp'n at 8 n. 7. Plaintiffs argue that Franklin Resources is a control person because the adviser defendants are wholly-owned subsidiaries of it, and Franklin Resources determines their policies and practices with respect to fees.

However, as defendants point out, Section 36(b) subsection (3) apparently limits liability to "recipients of such compensation," and Franklin Resources' control person status is not relevant to this analysis. The complaint does not allege which defendants received fees, and specifically does not mention any non-adviser defendant receiving fees from the Funds. In their Opposition, plaintiffs state that these two defendants "receive compensation from the Funds and Plaintiffs," Pls.' Opp'n at 9:8-9, but the Court agrees that they have not made this allegation in the complaint.

Consequently, Counts I, II, and III are DISMISSED as to defendants Franklin Resources and Franklin Templeton Services with leave to amend to add any allegations that these two non-advisers receive compensation within the meaning of Section 36(b).

II. Section 12(b) claim

Count IV alleges a violation of ICA Section 12(b), which provides: "[i]t shall be unlawful for any registered open-end company . . . to act as a distributor of securities of which it is the issuer . . . in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors." 15 U.S.C. § 80a-12(b). Defendants move to dismiss this claim on grounds that (1) there is no private right of action under this section of the ICA; and (2) even if a cause of action can be maintained, plaintiffs have failed to satisfy the requirements of Federal Rule of Civil Procedure 23.1 for derivative claims.

[3] The ICA defines "affiliated person" as: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person." 15 U.S.C. §§ 80a-2(3)(A)-(C). "Control" is defined as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Id. at § 80a-2(9).

A. Private right of action under Section 12(b)

Defendants argue that Section 12(b) does not create either an express or implied cause of action for private parties. Section 12(b) clearly contains no express private right of action. To demonstrate an implied right of action, plaintiffs must show congressional intent to authorize private enforcement of the section. Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002); Alexander v. Sandoval, 532 U.S. 275, 286-88 (2001). The Supreme Court has been reluctant to imply private rights of action without clear congressional intent, and lower courts have applied these precedents to the ICA. See, e.g., Olmstead v. Pruco Life Ins. Co., 283 F.3d 429, 432 (2d Cir. 2002) (ICA §§ 26(f) and 27(i)).

For a statute to create a private right, it must be "phrased in terms of the persons benefited," Gonzaga, 536 U.S. 283, and it must also evince an "intent to create not just a private right but also a private remedy." Sandoval, 121 S. Ct. at 1519. Defendants argue that Section 12(b) does not contain "rights-creating language," and that the absence of language authorizing shareholder actions (like that appearing in Section 36(b)) further demonstrates the lack of a private right. In addition, relying on the Second Circuit case of Krinsk v. Fund Asset Mgmt., Inc., supra, 875 F.2d 404 (2d Cir. 1989), they contend that Section 36(b) is plaintiffs' only remedy for the excessive fee claims. Plaintiffs counter that Section 12(b) does contain language from which a private right of action may be implied; that congressional pronouncements on the ICA and court decisions finding private rights of action in other ICA provisions suggest a right of action under Section 12(b); and that Krinsk is distinguishable.

The Ninth Circuit has not yet addressed this question. In Krinsk, the Second Circuit considered whether Congress intended a private right of action under Section 12(b) where the plaintiff had an adequate remedy under Section 36(b). Krinsk involved a § 12(b) claim based on an allegedly excessive distribution fee where the fee was calculated as a percentage of the assets in the fund regardless of the number of securities sold. Because this type of claim was covered by Section 36(b), and because the plaintiff had included a distribution fee claim as part of his Section 36(b) action, the district court concluded that the claims were indistinguishable and found no private right of action under § 12(b). The Court of Appeals affirmed, though it declined to reach the issue of whether a private right of action might exist for other Section 12(b) claims, like those alleging that a distribution plan fails to conform to the mechanical requirements of Rule 12b-1.

Here, plaintiffs argue that Krinsk is not on point because their Section 12(b) claim is entirely distinct from Count III, the Section 36(b) claim based on "Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services." Am. Compl. at 27. According to plaintiffs, the Section 36(b) claim alleges a breach of fiduciary duty with respect to receipt of compensation, while their Section 12(b) claim alleges that "the Distribution Plans have failed to accomplish what they [were] designed to do," and that the Distribution Plans do not comply with a mechanical Rule 12b-1 requirement. Pls.' Opp'n at 11:23-12:5; see Am. Compl. ¶ 75(c). Thus, they contend that their Section 12(b) claim is not precluded by Krinsk, and that the Court should consider whether a private right of action exists and find that it does.

The Court finds Krinsk persuasive in this case and applicable to these facts. Contrary to plaintiffs' contention, their Section 12(b) claim is not "entirely distinct" from Count III. Under Section 36(b), plaintiffs allege that "[t]he distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b)," and that "[i]n failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA." Id. at ¶¶ 87-88. The Section 12(b) claim alleges that defendants violated § 12(b) and 17 C.F.R. § 270.12b-1 "by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds"; that they have "spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs"; that they have "treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries . . . with no corresponding benefits flowing to Plaintiffs or the other fund shareholders"; that "[t]he wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties"; and that defendants have violated § 12(b) and Rule 12b-1 "by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds." Am. Compl. ¶¶ 93-97. The gravamen of both claims is breach of fiduciary duty, a claim expressly authorized under Section 36(b), and fully remediable through plaintiffs' Section 36(b) claim. Consequently, the Court need not reach the question of whether an implied right of action exists generally under Section 12(b).

Defendants' motion to dismiss Count IV is GRANTED and the claim is DISMISSED with prejudice.

B. Rule 23.1 requirements

Because the Court concludes that there is no private right of action under Section 12(b), it does not reach the question of whether plaintiffs must comply with Rule 23.1 in asserting this claim.

III. Counts V-XI (state law claims)

Plaintiffs have brought seven state claims: breach of fiduciary duty; civil conspiracy to breach fiduciary duties; common law aiding and abetting breaches of fiduciary duty by Franklin Resources; acting in concert under Restatement (Second) of Torts § 876(b); a violation of Cal. Bus. & Profs. Code § 17200; a violation of Cal. Bus. & Profs. Code § 17500 by Franklin Resources (California False Advertising Law); and common law unjust enrichment. Defendants move to dismiss plaintiffs' state claim claims on multiple grounds: (1) supplemental jurisdiction (assuming dismissal of the federal claims); (2) failure to comply with the requirements of Rule 23.1 for derivative actions; and (3) failure to plead sufficient facts for each claim. Because the Court has not dismissed plaintiffs' Section 36(b) claims, it retains jurisdiction over this action, including any pendent state law claims. Accordingly, it will consider the issue of whether the state claims are direct or derivative and then discuss each claim in turn.

A. Derivative claims versus direct claims

Defendants contend that plaintiffs' state law claims are derivative claims, because of language in the complaint stating that "[t]his action is a derivative action brought by Plaintiffs on behalf of the Funds." Am. Compl. ¶ 39. As plaintiffs point out, this sentence actually ends "pursuant to §§ 36(b) and 12(b)" of the ICA, id., and thus pertains only to the federal claims. Plaintiffs argue that their state law claims are brought based on individual injuries suffered by themselves and other investors, not injury to the Funds themselves, because of the unique nature and structure of mutual funds.

Under California law, derivative suits are brought when the alleged injury is an injury to the corporation. Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93, 106 (1969). A mutual fund issues redeemable securities, and the value of mutual fund shares is computed daily "by taking the market value at the time of all portfolio securities, adding the value of other assets and structuring liabilities, and dividing the result by the number of shares outstanding." United States v. Cartwright, 411 U.S. 546, 548 (1973). Every dollar of expense borne by the fund is distributed to shareholders, as a pro rata deduction from the net asset value per share. Fees, likewise, are paid by individual investors. As a result of this financial structure, plaintiffs argue, the investors – not the Funds – have paid overcharges and been injured by them. The injury to each shareholder can be "severed from any injury to other shareholders because each shareholder had a distinct and separate amount directly and permanently subtracted from the value of his or her shares." Pls.' Opp'n at 23:2-4.

Applying the rule of Jones v. H.F. Ahmanson, the Court is persuaded that plaintiffs' state claims are direct claims. In determining whether a claim is derivative or direct, the central question is whether there is a corporate injury alleged. Corporate injury is required under the state laws of all states of incorporation for the Funds. See Jones, 1 Cal. 3d at 106; Tooley v. Donaldson, Lufkin & Jenrette, Inc., 845 A.2d 1031, 1039 (Delaware); Strougo v. Bassini, 282 F.3d 162, 172 (2d Cir. 2002) (Maryland); Blasberg v. Oxbow Power Corp., 934 F. Supp. 2d 21, 26-27 (D. Mass. 1996) (Massachusetts). Here, plaintiffs do not allege injury to the Funds themselves, but rather individual injury. Indeed, the financial harm from overcharges is harm to the individual investors, who own the Funds' assets and bear its expenses directly on a pro rata basis. Accordingly, the requirements of Rule 23.1 do not apply to these claims. In addition, these requirements do not apply to actions under § 36(b) of the ICA, and thus plaintiffs were not required to make a pre-suit demand on the board of directors of the Funds. Daily Income, Inc. v. Fox, 464 U.S. 523 (1984).

///

B. Individual claims

1. Breach of fiduciary duty

Defendants contend that Count V should be dismissed because it claims a breach by all defendants of duties to all plaintiffs, without further allegations of where the fiduciary relationships run. Plaintiffs argue that

Rule 8 does not require this level of detail, that their allegations are sufficiently specific, and that fiduciary duties are alleged for each defendant to each Fund for which it provided advisory services. The Court agrees with plaintiffs that the claim comports with the requirements of notice pleading. Defendants' motion to dismiss is DENIED as to Count V.

2. Civil conspiracy

Defendants' motion to dismiss Count VI is based on the assumption that Count V will be dismissed and that there can be no secondary liability without primary liability. Because the Court has denied defendant's motion as to Count V, Count VI survives as well.

3. Aiding and abetting

Defendants advance the same "secondary liability" argument for dismissal of Count VII, and the Court rejects it on the same basis. Defendants also contend that this claim is defective because it alleges deliberate fraud by Franklin Resources without complying with the heightened pleading requirements of Rule 9(b). Plaintiffs argue that this claim goes beyond its one allegation of concealment, that Rule 9(b) does not apply because the essence of the claim is not fraud but rather control by Franklin Resources, and, in the alternative, that the lone concealment allegation complies with Rule 9(b) because it states that Franklin Resources assisted in the breach of fiduciary duty by "withholding material information (such as the availability of other advisors to render advisory services at substantially lower prices)." Am. Compl. ¶ 110. The Court agrees with plaintiffs that this aider/abettor claim is not based on deliberate fraud and is therefore not subject to Rule 9(b). The allegations in the complaint are sufficient to state a claim.

Consequently, defendants' motion is DENIED as to this claim.

4. Acting in concert

Here, defendants argue that the complaint is deficient because it does not allege two defendants with knowledge who give each other assistance or encouragement, as Restatement (Second) of Torts § 876(b) requires. Rather, only Franklin Resources is alleged to have "acted in concert." Plaintiffs argue that its allegations about Franklin Resources' acts as the parent corporation to determine the fee policies and practices of other defendants suffice for Rule 8.

The Restatement provides for liability "for harm resulting to a third person from the tortious conduct of another" if one party "knows that the other's conduct constitutes a breach of duty and gives substantial assistance or encouragement to the other." Restatement (Second) of Torts § 876(b). The Court finds that plaintiffs' allegations state a claim under the Restatement by stating that Franklin Resources determined the fee policies and practices of the other defendants and "gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties." See Am. Compl. ¶¶ 113-114. Defendants' motion is DENIED as to this claim.

5. Section 17200

For this claim, the parties dispute the applicability of a recent decision by the California Court of Appeal, Bowen v. Ziasun Technologies, Inc., 116 Cal. App. 4th 777 (2004), holding that Section 17200, California's Unfair Competition Law, does not apply to securities transactions. 116 Cal. App. 4th at 786. Plaintiffs contend that Bowen is limited to violations of the Unfair Competition Law in the purchase or sale of securities, like the fraudulent "Ponzi" scheme at issue in that case, and that a "continuous pattern of unfair business practices that occurred after the securities were purchased" is still actionable under the statute. Pls.' Opp'n at 28:17-18. Defendants argue that Bowen applies to all claims that "implicate[] securities transactions" or "implicate[] matters regulated by the federal securities laws," Defs.' Mot. at 13:3-4, because of "the comprehensive regulatory umbrella of the Securities and Exchange Commission over such transactions." Bowen, 116 Cal. App. 4th at 789 n. 9.

The Court is aware of no authority observing the distinction plaintiffs propose between fraud in the sale of securities transactions and the misleading acts of charging excessive fees to mutual fund holders and misrepresenting the fairness of those fees. However, the Court cannot conclude that Bowen's holding is quite as broad as defendants suggest. The California courts have expressly held that federal securities laws do not preempt Section 17200 generally. Roskind v. Morgan Stanley Dean Witter & Co., 80 Cal. App. 4th. 345 (2000); Bowen, 116 Cal. App. 4th at 790. In addition, Bowen and the cases on which it rests all dealt with fraud in the sale of securities. See, e.g., Spinner Corp. v. Princeville Dev. Corp., 849 F.2d 388 (9th Cir. 1988). Moreover, even the broad language of the Bowen case is limited to "securities transactions,"and does not encompass all situations where securities are somehow implicated but not purchased or sold. The Court finds that Section 17200 may be used to challenge an alleged scheme to overcharge investors in the management of securities.

Accordingly, defendant's motion to dismiss is DENIED as to Count IX.

6. Section 17500

Defendants contend that this claim "expressly rests on fraud" and therefore requires compliance with Rule 9(b). Plaintiffs do not respond directly to this argument but rather contend that Franklin Resources was aware of the excessive fees being charged by the other defendants and made misleading public statements about its companies' commitment "to policies that protect the best interests of all our shareholders," to "high quality" and "outstanding" customer service, and to "frugality." Am. Compl. ¶¶ 127-29. Defendants counter that these statements are mere "puffery" and cannot support a false advertising claim.

The Court agrees with defendants that plaintiffs must plead with greater particularity to state a claim for false advertising, and that the statements alleged to be misleading here are not sufficient. Accordingly, this claim is DISMISSED with leave to amend.

7. Unjust enrichment

As for Count V, defendants contend that the claim is vague and fails to allege which specific defendants were unjustly enriched at the expense of which plaintiffs, and by how much. The Court rejects this contention, finding that Count XI complies with Rule 8's liberal notice pleading requirement.

Accordingly, defendants' motion to dismiss is DENIED as to Count XI.

CONCLUSION

For the foregoing reasons and for good cause shown, the Court hereby PARTIALLY GRANTS and PARTIALLY DENIES defendant's motion. [Docket# 49]. **Plaintiffs' amended complaint, if they choose**

to amend, must be filed and served on or before March 21, 2005.

IT IS SO ORDERED.

Dated: March 7, 2005

S/Susan Illston
SUSAN ILLSTON
United States District Judge

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, FRED DUNCAN, GRACE GIAMANCO, KEN PROTONENTIS, JEFFREY S. THOMAS, ROSEMARY STURGESS, STUART STURGESS, HUBERT C. DAVIS and ELKE DAVIS for the use and benefit of THE TEMPLETON GROWTH FUND, THE FRANKLIN BALANCE SHEET INVESTMENT FUND, THE FRANKLIN U.S. GOVERNMENT SECURITIES FUND, THE FRANKLIN FLEX CAP GROWTH FUND, THE FRANKLIN DYNATECH FUND, THE FRANKLIN INCOME FUND, THE FRANKLIN SMALL-MID CAP GROWTH FUND, THE FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, THE MUTUAL SHARES FUND and THE FRANKLIN UTILITIES FUND, Plaintiffs, v. FRANKLIN RESOURCES, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN ADVISERS,	No. C 04 0883 SI FIRST AMENDED COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940 AND PENDENT STATE CLAIMS DEMAND FOR JURY TRIAL (COUNTS V, VI, VII, VIII, and XI ONLY) (THIS COMPLAINT DOES NOT ALLEGE LATE TRADING OR MARKET TIMING CLAIMS)

INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., FRANKLIN MUTUAL ADVISERS, LLC, and FRANKLIN TEMPLETON SERVICES, LLC,

Defendants.

AMENDED COMPLAINT

Plaintiffs, Susan Strigliabotti, Fred Duncan, Grace Giamanco, Ken Protonentis, Jeffrey S. Thomas, Rosemary Sturgess, Stuart Sturgess, Hubert Davis and Elke Davis, for the use and benefit of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, the Franklin DynaTech Fund, the Franklin Income Fund, the Franklin Small-Mid Cap Growth Fund, the Franklin Biotechnology Discovery Fund, the Mutual Shares Fund and the Franklin Utilities Fund, sue Defendants, Franklin Resources, Inc., Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Franklin Mutual Advisers, LLC, and Franklin Templeton Services, LLC, and allege:

I. INTRODUCTION

1. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds, created, sold, advised, and managed with other funds as part of the Franklin Templeton fund family or complex by Defendants (the "Fund Complex"). Specifically, Plaintiffs are shareholders of the following funds in the Fund Complex:

- Templeton Growth Fund, a $17+ billion mutual fund which has as its investment advisor Defendant Templeton Global Advisors, Ltd.
- Franklin Balance Sheet Investment Fund, a $3+ billion mutual fund which has as its investment advisor Defendant Franklin Advisory Services, LLC.
- Franklin U.S. Government Securities Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Flex Cap Growth Fund, a $1.9 billion mutual fund which has as its investment advisor Franklin Advisers, Inc.
- Franklin DynaTech Fund, a $500 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.

- Franklin Income Fund, a $19+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Small-Mid Cap Growth Fund, a $9 billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Franklin Biotechnology Discovery Fund, a $600 million mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.
- Mutual Shares Fund, a $9+ billion mutual fund which has as its investment advisor Defendant Franklin Mutual Advisers, LLC.
- Franklin Utilities Fund, a $1+ billion mutual fund which has as its investment advisor Defendant Franklin Advisers, Inc.

The foregoing funds are hereinafter collectively referred to as the "Funds," and the foregoing investment advisors are hereinafter collectively referred to as "Defendant Advisors." This Complaint does not allege or seek relief for any claims or causes of action based upon improper market timing or late trading of any Franklin Templeton mutual fund.

2. All of the Defendant Advisors are affiliates of a single parent company, Defendant Franklin Resources, Inc. ("Franklin Resources"), which is a publicly traded company incorporated in Delaware and headquartered in San Mateo, California. According to the January 1, 2004 prospectus for Templeton Growth Fund, Defendant Templeton Global Advisors and its affiliates, which would include the other Defendant Advisors, manage over $322 billion in assets. In its 2002 Annual Report, Franklin Resources presented itself as follows: "Franklin Resources, Inc., referred to as Franklin® Templeton® Investments, is a global investment management company offering investment choices under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust Company International (Fiduciary Trust) names. Headquartered in San Mateo, California, we employ over 6,700 people in 28 countries. As of September 30, 2002, we managed $248 billion in assets composed of mutual funds and other investment vehicles for individuals, institutions, pension plans, trusts and partnerships in 128 countries." This shows that from 2002 through the end of 2003, the assets under management by Franklin Resources jumped by $74 billion. It also shows that Defendants' policies and practices,

including those detailed herein, are formulated, implemented, and operated out of Franklin Resources' headquarters in San Mateo, California, in this District.

3. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

4. Defendants, as the underwriters, distributors, advisors, affiliates of same, or control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

5. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. In some cases, the Funds pay a single fee to the advisor, who provides the pure investment advisory services and pays for the administrative services. In other cases, the Funds pay separate fees for the pure investment advisory services and the administrative services.

6. The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as the New York State Retirement Plan, and entail essentially identical costs.

7. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶65, *infra*.

8. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution fees in excess of $7 million annually from the funds in the Fund Complex. Defendants purportedly collect these

fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

9. In the case of the Franklin Balance Sheet Investment Fund, the fund is closed except for sales of shares in 529 plans and retirement plans, meaning it is not actively engaged in selling shares to new individual investors. Nonetheless, Defendants charge the shareholders of the fund 12b-1 fees when it is not possible for the fees to accomplish their chief purported purpose, i.e. growth through sales to new individual investors.

Section 36(b) of the Investment Company Act of 1940

10. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

11. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

12. To the extent that Defendants are not investment advisers within section 36(b), they are affiliated persons of investment advisers who are. Since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendant Advisors and Distributor and their parent company, Defendant Franklin Resources, Inc. Franklin Resources' stock price has reflected the tremendous economies and profits achieved by the management company, largely at Fund shareholders' expense. Franklin Resources' stock appreciated 1,900-fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones Industrial Average during the same period.

13. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its subsidiaries, managed and distributed mutual funds with assets as of January of that year of around $2 billion. Over the years, the amount of Franklin Resources' assets under management grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms, including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition, as the size of Franklin Resources' assets under management grew over time, Franklin Resources' profit margins rose substantially, despite the mutual fund industry becoming increasingly mature and supposedly competitive. In 1982, net income was $1.7 million, reflecting a profit margin of 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin. Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit margin of 19 percent.

14. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication

technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have Franklin Resources' profit margins. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

15. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by 1) marketing programs paid for with the distribution fees charged to Plaintiffs, and 2) Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Franklin Resources Funds.

16. The fees paid to Defendants are technically approved by the Fund Complex's boards of directors. While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12). A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and the other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to

fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

17. Although the fees challenged in this lawsuit may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

18. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

19. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

20. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and the other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit while Plaintiffs bear the financial burden.

21. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

22. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to

finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets. The wrongdoing is especially blatant in the case of the Franklin Balance Sheet Investment Fund, a mutual fund that is not even selling shares to new individual investors and yet is charging 12b-1 fees, even to shareholders who paid high front-end loads to get into the funds.

23. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Consequently, in addition to failing to benefit Plaintiffs and the other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

24. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

25. A recent report written by Lori Walsh, financial economist at the S.E.C., studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans." It states:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee.

> In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset. . . .
>
> In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

26. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms that shareholders reap no benefits from 12b-1 plans, and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under sections 12 and 12b-1 both to the fund and to its shareholders, including plaintiffs.

Nature of Claims

27. In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b) and state law. Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

28. No pre-suit demand on the board of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

II. PARTIES

29. Plaintiff Susan Strigliabotti is a resident of San Diego, California. She is a shareholder at all relevant times of the Templeton Growth Fund, the Franklin Balance Sheet Investment Fund, the Franklin U.S. Government Securities Fund, the Franklin Flex Cap Growth Fund, and the Franklin DynaTech Fund.

30. Plaintiffs Fred Duncan and Grace Giamanco are residents of Pinellas Park, Florida. They are shareholders at all relevant times of the Franklin Income Fund.

31. Plaintiff Ken Protonentis is a resident of Clearwater, Florida. He is a shareholder at all relevant times of the Franklin Small-Mid Cap Growth Fund.

32. Plaintiff Jeffrey S. Thomas is a resident of St. Petersburg, Florida. He is a shareholder at all relevant times of the Franklin Biotechnology Discovery Fund and the Franklin Flex Cap Growth Fund.

33. Plaintiffs Rosemary and Stuart Sturgess are residents of Palm Harbor, Florida. They are shareholders at all relevant times of the Mutual Shares Fund.

34. Plaintiffs Herbert and Elke Davis are residents of Sun Lakes, Arizona. They are shareholders at all relevant times of the Franklin Utilities Fund.

35. The Templeton Growth Fund is a diversified open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Balance Sheet Investment Fund is a nondiversified series of Franklin Value Investors Trust, an open-end management investment company registered under the Investment Company Act of 1940 and a Massachusetts business trust. The Franklin U.S. Government Securities Fund, the Franklin DynaTech Fund, the Franklin Income Fund, and the Franklin Utilities Fund are diversified series of Franklin Custodian Funds, Inc., an open-end management

investment company registered under the Investment Company Act of 1940 and a Maryland corporation. The Franklin Flex Cap Growth Fund and the Franklin Biotechnology Discovery Fund are nondiversified series of, and the Franklin Small-Mid Cap Growth Fund is a diversified series of, Franklin Strategic Series, an open-end management investment company registered under the Investment Company Act of 1940 and a Delaware statutory trust (f/k/a a Delaware business trust). The Mutual Shares Fund is a diversified series of Franklin Mutual Series Fund Inc., an open-end management investment company registered under the Investment Company Act of 1940 and a Maryland corporation.

36. Franklin Resources, Inc. is incorporated in Delaware and headquartered in San Mateo, California. Defendant Franklin Advisers, Inc., is a California corporation and headquartered in San Mateo, California. The other Defendant Advisors, consisting of Templeton Global Advisors, Ltd., Franklin Advisory Services, LLC, and Franklin Mutual Advisers, LLC, are entities established under the laws of states other than California.

37. Defendant Franklin Templeton Distributors, Inc. (the "Distributor"), is a corporation formed by Franklin Resources under the laws of New York to render underwriting services to the Funds. The Distributor is registered as a broker-dealer under the laws of California and is the distributor and principal underwriter of the Funds.

38. Defendant Franklin Templeton Services, LLC, is an indirect, wholly-owned subsidiary of Franklin Resources that provides administrative services to the Funds.

III. JURISDICTION

39. This action is a derivative action brought by Plaintiffs on behalf of the Funds pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

40. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331. This Court has pendent jurisdiction over the claims premised on California law.

IV. VENUE

41. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this District, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this District, and Defendants may be found in this District.

42. All conditions precedent have been performed or have occurred.

V. INTRADISTRICT ASSIGNMENT

43. On information and belief, a substantial part of the events giving rise to the claims made herein occurred at the headquarters of Franklin Resources, located in San Mateo, California, in the County of San Mateo. Therefore, pursuant to Civil L.R. 3-2(c), assignment is proper in the San Francisco Division.

VI. GENERAL ALLEGATIONS

44. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

45. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds);

and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

46. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services have remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

47. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds. *See* ¶ 65, *infra*.

48. Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

49. One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund

shareholders to attract non-retail clients that benefits from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

50. Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting Franklin Templeton funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(2) The Profitability of the Fund to the Adviser/Manager

51. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Profitability can be determined on either an incremental basis or a full-cost basis.

52. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same.

53. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

54. As noted above, since 1971, the assets managed by Defendants within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendant Advisors and the Distributor and their parent company, Defendant Franklin Resources. Franklin Resources' stock price has reflected the tremendous economies and profits achieved by the management company, largely at fund shareholders' expense. Franklin Resources' stock appreciated 1,900-fold since the company went public in 1971, far outpacing the 11-fold rise in the Dow Jones Industrial Average during the same period. Moreover, as noted above, Franklin Resources has not only experienced explosive growth in revenues and profits over the last 20+ years, its profit margin has likewise soared because of its ability to appropriate for itself economies of scale that properly belong to Plaintiffs and the other shareholders of Franklin Resources' funds.

(3) Economies of Scale

55. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

56. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers

and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

57. These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

58. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

59. For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.

> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> *"We benefit from economies of scale," said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."*

60. In 1983, Franklin Resources was relatively tiny. Franklin Resources, through its subsidiaries, managed and distributed mutual funds with assets as of January of that year of around $2 billion. Over the years, the amount of Franklin Resources' assets under management grew greatly. According to its 2003 Form 10-K, Franklin Resources' subsidiary advisory firms, including the Defendant Advisors, managed in excess of $300 billion in assets, an increase of about 150 times the January 1983 figure. As for revenues, in 1982, Franklin Resources' gross revenues were $12 million. In contrast, in its most recent form 10-K, Franklin Resources reported gross income from its various accounts of $2.6 billion, a 216-fold increase. In addition, as the size of Franklin Resources' assets under management grew over time, Franklin Resources' profit margins rose substantially, despite the mutual fund industry becoming increasingly mature and supposedly competitive. In 1982, net income was $1.7 million reflecting a profit margin of 14 percent. In 2003, pretax net income was $699 million, reflecting a 26 percent profit margin. Taxes in 2003 were $197 million, resulting in a net income of $502 million, and a post-tax profit margin of 19 percent.

61. From 1983 through 2003, Franklin Resources' assets under management thus grew from $2 billion to $300 billion, a growth rate of 150 times. However, this phenomenal growth in mutual fund assets not only failed to produce economies of scale, but net fee income actually increased faster than the growth in assets. Fees soared from $1.7 million in 1982 to $699 (pretax) and $502 (after tax) in 2003, a growth rate of over 400 times, which is more than double

the growth rate for assets under management. In addition, Franklin Resources' net income as a percentage of assets under management increased handily over the last 20 years, make a mockery of the concept of economies of scale.

62. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

63. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

64. More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

Plaintiffs allege that precisely this type of over-charging exists within the Franklin-Templeton mutual fund complex.

65. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example:

a. Templeton Investment Counsel, Inc., an affiliate of Defendants, provides investment advisory, portfolio management, and administrative services to certain of the Templeton funds, sub-advisory services to certain of the Franklin Funds, and advisory services to institutional and private accounts. Templeton Investment Counsel agreed, effective January 1, 1998, to manage an equity portfolio of European, Australian and Far Eastern equity investments for the New York State Retirement Plan. Under the terms of its contract with New York State, Templeton Investment Counsel charged fees according to the following schedule:

70 basis points [BP] for the first $25 Million in assets;
55 BP for the next $25 Million in assets;
50 BP for the next $50 Million in assets;
40 BP for the next $150 Million in assets;
35 BP for the next $250 Million in assets; and

30 BP for assets above $500 Million.

b. By way of illustration, were advisory fees for the Templeton Growth Fund set according to the same schedule, the Templeton Growth Fund's advisory fee would shrink from around $105 million to around $50 million, less than half. Stated differently, were the shareholders of the Templeton Growth Fund charged free market prices for advisory services, the shareholders of the Templeton Growth Fund would save more than $50 million annually.

(5) Fallout Benefits

66. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify, fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

67. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

68. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

69. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

70. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and the other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and the other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

71. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and the other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Fund Directors

72. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees

paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

73. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

74. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

75. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to make an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

76. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

77. On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly

influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees by All Defendants)

78. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

79. The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

80. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

81. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale by All Defendants)

82. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

83. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

84. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

85. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services by All Defendants)

86. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

87. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

88. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached, and continue to breach, their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

89. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans by All Defendants)

90. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

91. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

92. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

93. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

94. Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

95. Additionally, Defendants have treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage, to Franklin Resources' benefit with no corresponding benefits flowing to Plaintiffs or the other fund shareholders by virtue of this diversion of their assets.

96. The wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales in violation of section 22 of the Investment Company Act since they represent sales at prices or under terms not disclosed in the prospectus.

97. Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

98. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans and unlawful Distribution Practices.

COUNT V

(Breach of Fiduciary Duties under California Law by All Defendants)

99. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

100. Defendants, individually and collectively, were in a relationship of trust and confidence with plaintiffs and were entrusted with an obligation to protect and safeguard and in all respects deal honestly and fairly with and toward the assets owned by Plaintiffs that were invested in the Funds.

101. Accordingly, Defendants owed Plaintiffs and the Funds fiduciary duties under the common law, including the duty to charge only reasonable fees for services provided by Defendants or on their behalf.

102. Defendants nonetheless breached their fiduciary duties to charge, or cause to be charged, only reasonable fees for services provided by Defendants or on their behalf by charging, or causing to be charged, fees that were unreasonable, excessive and which constituted waste.

103. By reason of Defendants' misconduct, Plaintiffs and the Funds have been harmed. Defendants' conduct was a substantial factor in causing harm to Plaintiffs and the Funds.

COUNT VI
(Civil Conspiracy to Breach Fiduciary Duties under California Law by All Defendants)

104. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

105. Each of the Defendants owed fiduciary duties to Plaintiffs (under both the ICA and common law) as alleged above.

106. In the course of their handling of Plaintiffs' Funds' investment or distribution activities, Defendants formed and operated a civil conspiracy to breach the fiduciary duties owed to Plaintiffs, causing Plaintiffs injury from act(s) done in furtherance of the common design, rendering each participant in the wrongful act(s) responsible as a joint tortfeasor for all damages ensuing from the wrong, irrespective of whether or not it was a direct actor and regardless of degree of activity.

107. By reason of Defendants' wrongful participation in a civil conspiracy and thereby injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VII
(Common Law Aiding and Abetting Breaches of Fiduciary Duty by Franklin Resources)

108. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

109. Plaintiffs allege that Franklin Resources, through its authorized agents, has wrongfully aided and abetted the breaches of fiduciary duty (both under the ICA and common law) committed by the other Defendants as alleged herein.

110. Franklin Resources' wrongful aiding and abetting occurred because it knowingly and consciously substantially assisted and caused those violations by various wrongful acts,

including, but not limited to, withholding material information (such as the availability of other advisors to render advisory services at substantially lower prices) and by causing Distributors wrongfully to siphon money from the Funds and wrongfully pay for distribution costs when Franklin Resources knew or should have known that such payments would not benefit either the paying funds or their shareholders.

111. By reason of Franklin Resources' wrongful aiding and abetting in violation of California law, Plaintiffs are entitled to have Franklin Resources deliver to Fund Fiduciaries, and through them, to the Funds, actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT VIII
(Acting in Concert Under § 876(b) of the Restatement (Second) of Torts by All Defendants)

112. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

113. Defendant Franklin Resources, as the parent corporation, determined the business policies and practices of the other Defendants, including their policies and practices relating to fees to be charged to the Funds. Indeed, one need only look at a letter on Franklin Resources' letterhead dated May 14, 2004, posted on the World Wide Web to see that Franklin Resources exerts overwhelming control over the Franklin Templeton funds and the other Defendants.

The web site is found at:

http://www.franklintempleton.com/retail/jsp_cm/home/MF_trading_practices.jsp

The open letter from Franklin Resources, Inc. is addressed "To Our Valued Shareholders and Clients." The letter professes that Franklin Resources' policy is to obey all laws and regulations covering mutual fund industry practices. Clearly, by presenting itself and its views as it does, Franklin Resources demonstrates its authority, ability, and willingness to speak for all related entities, including the Funds and the other Defendants. Franklin Resources' actions also demonstrate the merit of Plaintiffs' contentions that Franklin Resources owes fiduciary duties flowing directly to shareholders of the Franklin Templeton Funds.

114. Defendant Franklin Resources gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs. This involvement by Franklin Resources in the other Defendants' dealings with Plaintiffs and their mutual funds operated as authorization, approval, condonation and a moral support to each of the other Defendants. At the time it gave such substantial assistance, advice, direction and/or encouragement, Defendant Franklin Resources knew or was reckless in not knowing that the other Defendants were intent on breaching fiduciary duties they owed Plaintiffs under federal law, state law and the common law. The other Defendants' wrongdoing was foreseeable by Defendant Franklin Resources at the time it gave the other Defendants substantial assistance, advice, direction and/or encouragement to act as they did in breaching their fiduciary duties to Plaintiffs.

115. Because of its decision to act in concert with the other Defendants, Defendant Franklin Resources is liable to Plaintiffs for damages cause by the breaches of fiduciary duties by each of the other Defendants.

116. By reason of Franklin Resources' conduct in acting in concert with the other Defendants who were injuring Plaintiffs, Plaintiffs are entitled to recover actual damages in the form of money wrongfully taken, plus punitive damages in an amount determined by the jury.

COUNT IX

(Breach of California Business & Professions Code § 17200, *et seq.* by all Defendants)

117. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

118. Plaintiffs do not allege in Count IX, Count X or in any other Count in this Complaint any claim premised on fraud in connection with the purchase or sale of securities by Defendants under federal or state law. Plaintiffs' claims are rooted in violations by Defendants

of duties they owed Plaintiffs by reason of their fiduciary positions, including the duty to convey important information to Plaintiffs in an accurate and honest manner.

119. In performing the acts alleged above, and other acts, Defendants have violated the California Unfair Competition Law ("UCL"), by engaging in multiple instances of unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, in violation of both the ICA and the California False Advertising Law ("FAL"), California Business & Professions Code § 17500, *et seq.*

120. Documents circulated by Defendants are unfair and misleading in that they represent implicitly or expressly that the fees charged by or on behalf of Defendants are fair and proper when they are exorbitant and excessive. In effect, Defendants have masked the true extent of the fees they charge, thereby lulling investors into a false sense of security that they are trustworthy fiduciaries, when in fact they are exploiting the Plaintiffs' trust.

121. The unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising alleged above have resulted in overcharges being made that have directly caused a distinct and palpable injury to the Plaintiffs and other investors in the Funds, in part because each overcharge directly caused a dollar-for-dollar decrease in the value of their investment in the Funds.

122. In bringing the claims made herein, Plaintiffs assert violations of rights individually possessed by them pursuant to the California UCL and FAL, and the federal ICA.

123. The above-alleged specific injuries to Plaintiffs and the other investors in the Funds may be redressed through the restitutionary relief sought herein, and are within the interests intended to be protected by the UCL.

124. By reasons of the Defendants' unlawful, unfair and fraudulent business acts and practices, and unfair, deceptive, untrue and misleading advertising, Plaintiffs have been directly injured and are entitled to relief under the UCL, including injunctive relief to prevent further violations and restitution and/or disgorgement of all of the illicit and excess fees charged by

Defendants to both the Plaintiffs and to all other investors in the Funds, including fees for investment advisory services, administrative services and distribution fees, plus attorneys' fees and costs of suit.

COUNT X

(Breach of California Business & Professions Code § 17500, *et seq.* by Franklin Resources)

125. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

126. Defendant Franklin Resources has violated the California False Advertising Law ("FAL") by engaging in multiple instances of disseminating advertising and other statements which were untrue and misleading, and which were known, or which by the exercise of reasonable care should have been known, to be untrue or misleading.

127. Among other things, these false or misleading statements made by Defendants or at the direction of Defendant Franklin Resources have taken the form of false advertising. By way of example, Defendant Franklin Resources' San Mateo, California, letterhead is used at the Franklin Templeton web site to make these representations:

> Franklin Templeton Investments is proud to have served individual and institutional investors for over 50 years. We are always mindful of the trust that our shareholders and clients have placed in us, and we regard our responsibilities to them with the utmost seriousness. As such, we are fully committed to policies that protect the best interests of all our shareholders worldwide, and we are committed to improving those policies as needed.

Further, Franklin Resources claims on its behalf and on behalf of all the Defendants: "If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our funds, we are committed to making the funds or their shareholders whole, as appropriate. The Company is committed to taking all appropriate actions to protect the interests of our funds' shareholders." This World Wide Web site is:

http://www.franklintempleton.com/retail/jsp_cm/home/MF_trading_practices.jsp

128. As another example of Franklin Resources' false advertising, in a press release issued in October of 2003, Defendant Franklin Resources' co-CEO Gregory Johnson, extolled Franklin Resources' "high-quality investment solutions and . . . outstanding service to our customers globally." Plaintiffs contend that excessive fee charges are inconsistent with "high quality investment solutions" or "outstanding" customer service.

129. As another example, Franklin Resources' 2002 Annual Report to Shareholders professes at p. 23, that a management company hallmark benefiting shareholders is "frugality": "Frugality and flexibility have always been hallmarks of the Franklin Templeton culture," whereas, in truth, the Franklin Resources' affiliates have been extracting exorbitant fees from the Funds.

130. Franklin Resources' high-sounding professions of rectitude and client-service were and are false. Franklin Resources and the Defendants have been actively violating the rights of Plaintiffs as alleged above, and documents circulated by Defendants are unfair and misleading in that they represent implicitly or expressly that the fees charged by Defendants are fair and proper when they were in fact exorbitant and excessive.

131. The untrue and misleading advertising and other statements disseminated by Defendant Franklin Resources as alleged above were likely to deceive members of the public, and particularly Plaintiffs and other Fund shareholders, and were made with the intent to deprive Plaintiffs and other Fund shareholders of the honest and loyal services to which they are entitled by reason of their fiduciary relationship with the Defendants.

132. The requested relief will prevent or redress the injury suffered by Plaintiffs and the Funds.

COUNT XI
(Common Law Unjust Enrichment by All Defendants)

133. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

134. Defendants have been unjustly enriched at the expense of Plaintiffs and other shareholders of the Funds by extracting and receiving excessive fees to Plaintiffs' disadvantage.

135. In their dealings with advisory and 12b-1 fees, Defendants have extracted from the Funds assets in which Plaintiffs have a beneficial interest in violation of Defendants' duties to Plaintiffs. Accordingly, Defendants hold those fees subject to the interest of Plaintiffs.

136. Under the circumstances, Defendants have been unjustly enriched and must make restitution to Plaintiffs of all excessive fees received.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order declaring that Defendants have violated and continue to violate the California Unfair Competition Law and False Advertising Law (Business & Professions Code §§ 17200 and 17500, *et seq.*);

c. An order preliminarily and permanently enjoining Defendants from further violations of the ICA, the UCL and the FAL;

d. An order requiring Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

e. Such other and further relief as may be proper and just.

DATED: June 3, 2004.

KELLER ROHRBACK L.L.P.
KELLER ROHRBACK P.L.C.
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
LOVITT & HANNAN, INC.

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

ADDITIONAL COUNSEL FOR PLAINTIFFS:

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

DEMAND FOR JURY TRIAL

A jury trial is hereby demanded for Counts V, VI, VII, VIII, and XI.

DATED: June 3, 2004.

KELLER ROHRBACK LLP

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that the following listed persons, associations of persons, firms, partnerships, corporations (including parent corporations) or other entities (i) have a financial interest in the subject matter in controversy or in a party to the proceeding, or (ii) have a non-financial interest in that subject matter or in a party that could be substantially affected by the outcome of this proceeding: the named parties and all shareholders of the following mutual funds: The Templeton Growth Fund, The Franklin Balance Sheet Investment Fund, The Franklin U.S. Government Securities Fund, The Franklin Flex Cap Growth Fund, The Franklin Dynatech Fund, The Franklin Income Fund, The Franklin Small-Mid Cap Growth Fund, The Franklin Biotechnology Discovery Fund, The Mutual Shares Fund and the Franklin Utilities Fund.

KELLER ROHRBACK LLP

By /s/ Michael D. Woerner
Michael D. Woerner
Attorney for Plaintiffs

Ronald Lovitt
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, CA 94111
Tel: (415) 362-8769
Fax: (415) 362-7528

N:\CLIENTS\26437\1\PLEADINGS\PLAMENDEDCOMPLAINTLINES052404.DOC

For Immediate Release

Franklin Resources, Inc., Appoints Martin L. Flanagan and Gregory E. Johnson as Co-CEOs, Charles B. Johnson Continues as Chairman

From:
Franklin Resources, Inc.

Telephone: (650) 312-3395
Contact: Lisa Gallegos

San Mateo, CA, October 22, 2003 – Franklin Resources, Inc. (operating as Franklin Templeton Investments) ("Franklin Templeton") (NYSE: BEN) today announced the appointment of Martin L. Flanagan and Gregory E. Johnson as co-chief executive officers effective January 1, 2004. Current CEO, Charles B. Johnson, will continue in his role as chairman.

The selection of the new co-CEOs was determined by the company's independent directors who made a unanimous recommendation to the full Board of Directors. The change reflects the Board's confidence in the continued leadership of Flanagan and Johnson, who have served as presidents of the company since 1999.

"These appointments are a natural evolution for Greg Johnson and Marty Flanagan and a recognition of a co-presidency that has worked extremely well," said Charlie Johnson, who has served as CEO since 1957. "As co-CEOs, Greg and Marty will share overall responsibility for leading the organization and continue to lead day-to-day business operations. As chairman, I will continue to provide oversight and guidance to the organization."

Charlie Johnson continued, "As co-presidents, Marty and Greg have proven their ability to work well as a team and leverage one another's strengths and backgrounds. Over the past two decades, both have had experience in managing all major aspects of the business. A co-CEO structure reflects Franklin Templeton's commitment to a team-based leadership model, which we believe best positions the company for continued growth. Marty and Greg have been instrumental in developing the company's overall strategic direction and furthered our goal of becoming a premier global asset management company."

Flanagan commented, "Greg and I have had the opportunity to work with an extremely talented group of individuals throughout the organization who share our passion for this business. We look forward to continuing the company's tradition of innovation and leading this organization forward together."

Greg Johnson said, "I have really enjoyed working with Marty over the past 10 years and I am excited about continuing our partnership as co-CEOs. Marty and I will continue to focus on our mission of offering high-quality investment solutions and providing outstanding service to our customers globally. We are excited by the possibilities in this industry, both in U.S. and internationally, and we believe we are well positioned to take advantage of the right opportunities to grow our business."

Flanagan currently serves as a co-president of Franklin Resources, Inc. He is a member of the Investment Company Institute's Board of Governors and is a board member of various Franklin Templeton mutual funds and subsidiaries. Prior to the acquisition by Franklin, he served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger Ltd. Before joining Templeton in 1983, Flanagan worked with Arthur Andersen & Co. He received a bachelor of business administration and a bachelor of arts degree from Southern Methodist University (SMU) in Dallas, Texas, and is a Certified Public Accountant (CPA) and a Chartered Financial Analyst (CFA).

Greg Johnson currently serves as a co-president of Franklin Resources, Inc. He is also chairman of Franklin Templeton Distributors, Inc., president of Franklin Templeton Investment Services and vice president of Franklin Advisers, Inc. In addition, he serves on Fiduciary Trust Company International's Board of Directors and is also a member of a number of Franklin Templeton's international fund boards. Before joining Franklin in 1986, he was a senior accountant for Coopers & Lybrand. He received a bachelor's degree in business administration from Washington and Lee University and is a Certified Public Accountant (CPA).

Flanagan and Greg Johnson will lead a live conference call on Thursday, October 23, 2003, at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to discuss the company's fourth fiscal quarter 2003 financial results and answer analysts' questions. Access to the teleconference will be available via franklintempleton.com 10 minutes before the start of the call or by dialing (877) 574-4065 in the U.S. or (706) 679-3804 internationally. A replay of the call will be archived on franklintempleton.com through November 6, 2003. The replay can also be accessed by calling (800) 642-1687 in the U.S. or (706) 645-9291 internationally using access code #2775729, after 7:30 p.m. Eastern Time on October 23, 2003, through 11:59 p.m. Eastern Time on November 6, 2003.

Franklin Resources, Inc. [NYSE:BEN], is a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based Company has over 50 years of investment experience and more than $301 billion in assets under management as of September 30, 2003. For more information, please call 1-800/DIAL BEN® or visit franklintempleton.com.

Forward-Looking Statements:

Statements in this press release regarding Franklin Resources, Inc.'s business, which are not historical facts, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors, some of which are listed below, that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. These and other risks, uncertainties and other important factors are described in more detail in Franklin's recent filings with the U.S. Securities and Exchange Commission, including, without limitation, the "Risk Factors" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations in Franklin's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, and Franklin's most recent Form 10-Q.

- Volatility in the equity markets may cause the levels of our assets under management to fluctuate significantly.
- Weak market conditions may lower our assets under management and reduce our revenues and income.
- We face strong competition from numerous and sometimes larger companies.
- Changes in the distribution channels on which we depend could reduce our revenues or hinder our growth.
- We face risks associated with conducting operations in numerous foreign countries.
- Certain of the portfolios we manage, including our emerging market portfolios and related revenues, are vulnerable to market-specific political or economic risks.
- Our ability to meet cash needs depends upon certain factors, including our asset value, credit worthiness and the market value of our stock.
- Technology and operating risk and limitations could constrain our operations.
- Regulatory and legislative actions and reforms, including those directed at the mutual fund industry, could impact the Company.

Downloadable Version of Statement and Q&A

FRANKLIN RESOURCES, INC.

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312 2000
franklintempleton.com

May 14, 2004

To Our Valued Shareholders and Clients,

As many of you may have heard or read in the press, a number of government regulators are investigating certain mutual fund industry practices. We know that as involved and concerned shareholders and clients, you may have questions about how Franklin Resources, Inc., (Franklin Templeton Investments) is being affected, and we are committed to providing you with timely and accurate information.

In our efforts to fulfill this ongoing commitment, we have prepared this statement and a detailed Q&A to give you an overview of the situation as it pertains to our Company and its subsidiaries.

Please understand that while we are in the midst of working with various government regulators, we cannot have detailed public discussions outside of our public statements as such discussions could adversely affect these ongoing investigations.

Working with regulators. Franklin Resources is working with a number of government regulators who are looking into matters involving frequent trading policies and practices and other industry concerns.

The Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against Franklin Resources, Inc., and certain of its subsidiaries, claiming violations of the Massachusetts Uniform Securities Act with respect to an alleged arrangement to permit market timing (the "Mass Proceeding"). The Company filed an answer denying all violations of the Massachusetts Act. (See Q&A for more details and the Filings & Releases section for our answer to the Massachusetts complaint.)

The staff of the SEC has informed the Company that it intends to recommend that the SEC authorize a civil injunctive action against Franklin Advisers, Inc., a subsidiary of the Company. The SEC's investigation is focused on the activities that are the subject of the Mass Proceeding described above and other instances of alleged market timing by a limited number of third parties that ended in 2000. The Company currently believes that the charges the SEC staff is contemplating are unwarranted.

There are discussions underway with the SEC staff in an effort to

Q&A

- Industry Issues & Our Policies
- Working With Regulators
- Our Internal Review
- Measures to Protect Shareholders

Filings & Releases

- Answer to Massachusetts Complaint (PDF, 1.55Mb)
- Exhibits to Answer (PDF, 861k)
- Press Release Responding to Massachusetts Complaint

resolve the issues raised in their investigation and, although there can be no assurance, a resolution of such issues may be reached with the SEC staff in the coming quarter. In the three months ended March 31, 2004, the Company recorded a charge to income of $60 million, which represents the costs that can be currently estimated related to ongoing governmental investigations, proceedings and actions.

In addition, the Company and its subsidiaries, as well as certain current or former executives and employees of the Company, have received requests for information and/or subpoenas from various regulators to testify or produce documents. The Company and its current employees are providing documents and information in response to these requests and subpoenas.

Our internal fact-finding inquiry. We support vigorous enforcement of laws and policies regarding the trading and valuation of mutual fund shares. We have policies intended to deter abusive market timing and that are designed to ensure that shares of all Franklin Templeton Investments mutual funds are valued correctly. We strictly prohibit late trading.

We take these matters very seriously, and the Company has conducted its own internal fact-finding inquiry with the assistance of outside counsel to determine whether any shareholders of the funds, including Company employees, were permitted to engage in late trading or in market timing transactions contrary to the policies of the affected fund and, if so, the circumstances and persons involved. The Company's internal inquiry regarding market timing and late trading is substantially complete. We have not found any late trading problems, but we have identified various instances of frequent trading. (See the Our Internal Review section of the Q&A for more details.)

If the Company finds that it bears responsibility for any unlawful or inappropriate conduct that caused losses to our funds, we are committed to making the funds or their shareholders whole, as appropriate. The Company is committed to taking all appropriate actions to protect the interests of our funds' shareholders.

Our commitment to shareholders. Franklin Templeton Investments is proud to have served individual and institutional investors for over 50 years. We are always mindful of the trust that our shareholders and clients have placed in us, and we regard our responsibilities to them with the utmost seriousness. As such, we are fully committed to policies that protect the best interests of all our shareholders worldwide, and we are committed to improving those policies as needed.

Over the past few months, as a firm, we have taken a number of steps to address current industry issues as they pertain to our Company, which are listed in the "Measures to Protect Shareholders" section of the Q&A.

SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH, D.C. 202 SECTION

EXHIBIT B

UNITED STATES DISTRICT COURT
DISTRICT OF MINNESOTA

John Gallus; D. Elaine Gallus; Ina Bloom; Alexandria Ione Faller (a/k/a Alexandria Ione Griffin); for use and benefit of AXP New Dimensions Fund; AXP Mutual Fund; AXP Precious Metals Fund; AXP Equity Select Fund; AXP Small Cap Advantage Fund; AXP Partners Small Cap Value Fund; AXP Mid Cap Value Fund; AXP Small Company Index Fund; AXP High Yield Bond Fund; AXP Managed Allocation Fund; and AXP Blue Chip Advantage Fund,

Civil No. 04-4498 (DWF/JSM)

Plaintiffs,

v.

MEMORANDUM OPINION AND ORDER

American Express Financial Corporation; and American Express Financial Advisors Inc.,

Defendants.

Karl L. Cambronne, Esq., Chestnut & Cambronne; Audrey B. Rauchway, Esq., Becky Ferrell-Anton, Esq., Guy M. Burns, Esq., and Jonathan S. Coleman, Esq., Johnson Pope Bokor Ruppell & Burns, LLP; Erin M. Riley, Esq., Gretchen Freeman Cappio, Esq., Lynn Lincoln Sarko, Esq., and Michael D. Woerner, Esq., Keller Rohrback; James C. Bradley, Esq., Michael J. Brickman, Esq., and Nina H. Fields, Esq., Richardson Patrick Westbrook & Brickman - Charleston, counsel for Plaintiffs.

Chanel R. Dalal, Esq., John D. Donovan, Jr., Esq., and Robert A. Skinner, Esq., Ropes & Gray LLP; Robert L. Schnell, Jr., Esq, Faegre & Benson - Minneapolis, counsel for Defendants.

Introduction

The above-entitled matter came on for hearing before the undersigned United States District Judge on February 4, 2005, pursuant to a Motion to Dismiss brought by Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc. ("AEFA") (collectively the "Defendants"). Specifically, Defendants contend that Plaintiffs' Complaint fails because it does not allege facts specific to Defendants and the American Express Funds so as to meet the pleadings standard for a claim of excessive fees and excessive distribution fees pursuant to sections 12(b) and 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C.A. §§ 80a-12(b), 80a-35(b).[1] Plaintiffs oppose Defendants' motion as to each of the counts of their Complaint. For the reasons outlined below, the Court denies Defendants' Motion to Dismiss as to Counts I, II, and III of Plaintiffs' Complaint, and grants the motion as to Count IV.[2]

Background

Plaintiffs allege that they own an unspecified number of shares of eleven mutual funds in a family of funds known as the American Express Funds. Defendants AEFC and AEFA serve as adviser and distributor of the American Express Funds. Both AEFC and AEFA are based in Minneapolis, Minnesota. Defendants provide services to the American Express Funds pursuant to agreements approved by each Fund's board of directors.

Under each of these agreements, the Funds pay certain fees for the services Defendants provide to the Funds. Each Fund pays a management fee, based on a percentage of the Fund's net

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[1] The "American Express Funds" or "the Funds" are the AXP New Dimensions Fund, the AXP Mutual Fund, the AXP Precious Metals Fund, the AXP Equity Select Fund, the AXP Small Cap Advantage Fund, the AXP Partners Small Cap Value Fund, the AXP Mid Cap Value Fund, the AXP Small Company Index Fund, the AXP High Yield Bond Fund, the AXP Managed Allocation Fund, and the AXP Blue Chip Advantage Fund.

[2] On the eve of issuing this Order, the Court was notified of the recent decision of the United States District Court for the Northern District of California in the case of *Susan Strigliabotti, et al. v. Franklin Resources, Inc., et al.*, No. C04-00883 (SI) (N.D. Cal. March 7, 2005). While the Court reviewed the *Strigliabotti* decision, the *Strigliabotti* decision played no role in this Court's Order.

assets, for the advisory and administrative services performed by the investment manager. The fee compensates AEFC for its services as an investment adviser to the Fund. In addition, the fee covers certain administrative expenses. Plaintiffs allege that the Funds' management fees range from 0.36% to 0.91% of the Funds' assets. Each Fund also pays a distribution fee, based on a percentage of the Fund's net assets, for the costs of marketing and distributing fund shares.

Plaintiffs bring their claims on behalf of the Funds pursuant to sections 12(b) and 36(b) of the ICA, alleging that the fees charged under the Funds' management and distribution agreements are excessive. In Counts I and II of Plaintiffs' Complaint, Plaintiffs allege that the advisory fees charged by AEFC are excessive. In Count III, Plaintiffs allege that Defendants have breached their fiduciary duties under section 36(b) by collecting excessive distribution fees and by using the distribution fees as a method to obtain additional compensation for their advisory services. In Count IV, Plaintiffs allege that Defendants have failed to comply with the requirements of section 12(b).

Discussion

I. Standard of Review

In deciding a motion to dismiss, the Court must assume all facts in the Complaint to be true and construe all reasonable inferences from those facts in the light most favorable to the complainant. *See Morton v. Becker*, 793 F.2d 185, 187 (8th Cir. 1986). The Court grants a motion to dismiss only if it is clear beyond any doubt that no relief could be granted under any set of facts consistent with the allegations in the Complaint. *See id.* The Court may grant a motion to dismiss on the basis of a dispositive issue of law. *See Neitzke v. Williams*, 490 U.S. 319, 326 (1989). The Court need not resolve all questions of law in a manner which favors the complainant; rather, the Court may dismiss a claim founded upon a legal theory which is "close but ultimately unavailing." *Id.* at 327.

II. Counts I and II - Excessive Advisory Fees

Counts I and II of Plaintiffs' Complaint allege that AEFC charged excessive advisory fees in violation of their obligations under section 36(b) of the ICA. Section 36(b) of the ICA imposes a fiduciary duty on mutual fund investment advisers in connection with their receipt of fees from the funds they manage. *See* 15 U.S.C. § 80a-35(b). The statute also provides that the funds' shareholders have a right to bring a derivative action against the adviser for alleged breaches of that fiduciary duty in connection with the receipt of compensation. *See id.*

The seminal case on section 36(b) is *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982). In *Gartenberg*, the Second Circuit held that in order to violate section 36(b) an "advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.* at 928. To make this determination, a court must consider all pertinent facts, including: (1) the nature and quality of the services provided by the adviser to the shareholders; (2) the profitability of the mutual fund to the adviser; (3) "fall-out" benefits;[3] (4) the economies of scale realized by the adviser; (5) comparative fee structures with similar funds; and (5) the independence and conscientiousness of the independent trustees. *See id.* at 928-31. The Court will consider the

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[3] "Fall-out" benefits are those benefits other than the advisory fees that flow to the advisor or its affiliates as a result of the adviser's relationship with the fund. *See Levy v. Alliance Capital Mgmt. L.P.*, No. 97 Civ. 4672 (DC), 1998 WL 744005 (S.D. N.Y. Oct. 26, 1998).

arguments presented by the parties with regard to the *Gartenberg* factors and then make a determination as to the sufficiency of Plaintiff's claims.[4]

A. Nature and Quality of the Services

Plaintiffs assert that "the nature of the services Defendants rendered to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues." (Compl. at ¶ 42.) In response, AEFC does not directly attack Plaintiffs' assertion, but instead states that the services it provides to the Funds have changed over the years.

B. Profitability of the Mutual Fund to the Advisor

Plaintiffs assert that AEFC's incremental costs for providing advisory services are "nominal," whereas, the additional fees received by AEFC are "hugely disproportionate" given that the services rendered "remain the same." (Compl. at ¶ 47.) Plaintiffs further allege that AEFC employs "inaccurate accounting practices" to obfuscate its profitability. (*Id.* at ¶ 46.) However, AEFC asserts that the Complaint does not state how or why revenues and costs have been misreported. AEFC also challenges Plaintiffs' allegation that it has been inaccurate in any of its accounting practices.

C. "Fall-Out" Benefits

Plaintiffs assert that AEFC engages in a number of business practices that result in "fall-out" benefits for AEFC, including: soft-dollar arrangements, "kickbacks," and securities lending

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[4] The parties agree that the *Gartenberg* case should guide this Court's analysis of the section 36(b) claims. This Court can find no prior adoption of the *Gartenberg* standard, nor any other standard, for the analysis of these claims by the Eighth Circuit. Nonetheless, this Court has determined that it will apply the *Gartenberg* test to Plaintiffs' claims because it appears to be the test most likely to be used by the Eighth Circuit were it required to adopt such a test.

arrangements. (Compl. at ¶¶ 58-60.) Plaintiffs also contend that AEFC uses advisory fees collected from the Funds' shareholders to perform market research. Plaintiffs concede that this research benefits the Funds; however, Plaintiffs assert that AEFC then sells this research to other clients for its own benefit. (*See id.* at ¶ 61.)

Defendants contend that Plaintiffs have not made any specific factual assertions in support of these allegations. Specifically, Defendants assert that Plaintiffs would have made it clear to the Court and the public if they had any actual evidence of AEFC receiving "kickbacks" from third-party entities.

D. Economies of Scale

Plaintiffs allege that the Fund shareholders have failed to benefit from the economies of scale created by the Funds' growth. (*See* Compl. at ¶ 52.) Specifically, Plaintiffs allege that the New Dimensions fund's assets increased from $770 million in 1990 to $16.3 billion in 2004. (*See id.*) However, Plaintiffs contend that the fees as a percentage of assets for class A shares increased during that same period from 82 to 108 basis points. (*See id.*) Plaintiffs assert that AEFC's failure to reduce fees in the face of the dramatic increase in the Funds' assets indicates that the benefits generated by the economies of scale have not been passed along to the Funds' shareholders.

AEFC, on the other hand, notes that it employs a system of "break points" that pass along the benefits generated by economies of scale to the Funds' shareholders. "Break points" are set asset levels that when reached by the Fund result in a decrease in the percentage fee charged to the Fund for advisory services. AEFC asserts that the use of "break points" keeps advisory fees in line with the services AEFC actually renders to the Funds.

E. Comparative Fee Structures with Similar Funds

Plaintiffs assert that AEFC provides the Funds with "identical" services to those provided to AEFC's other clients. (Compl. at ¶ 7.) However, Plaintiffs contend that AEFC "offer[s] their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds." (*Id.* at ¶ 56.)

AEFC disputes that the services that it offers to its institutional clients are similar in breadth to those offered to the Funds. In support of this assertion, AEFC cites *Strougo v. BEA Assocs.,* 188 F. Supp. 2d 373 (S.D. N.Y. 2002), in which a New York district court held that fee comparisons must be between mutual fund clients, not between non-mutual fund institutional clients. *See id.* at 384.

F. Independence and Conscientiousness of the Independent Trustees

Plaintiffs allege that AEFC provided "virtually no information to the directors" regarding: (1) the advisory fees charged to pension and other institutional clients; and (2) the economies of scale being generated or the "fall-out" benefits AEFC was receiving. (Compl. at ¶ 67.) Plaintiffs also allege that "the directors rarely, if ever, question any information or recommendations provided by Defendants." (*Id.*)

AEFC challenges each of Plaintiffs' assertions. AEFC points out that Plaintiffs do not plead any basis for their assertions that AEFC misled the board of directors. AEFC also points to the fact that the Complaint does not state what information the directors were not made aware of or failed to ask.

Based on a review of the Complaint and the parties' memoranda, the Court finds that the factual assertions presented in Plaintiffs' Complaint survive Defendants' Motion to Dismiss by only the narrowest of margins. While the Court finds compelling Plaintiffs' allegations regarding the profitability of the Funds, the economies of scale generated by the Funds, and the "fall-out" benefits obtained by AEFC, the Court questions the basis and veracity of other statements made within the Complaint. Specifically, the Court questions whether Plaintiffs have even a good faith basis for their allegations that: (1) AEFC employs "inaccurate accounting practices"; (2) AEFC accepts "kickbacks" from third parties; and (3) AEFC provided "virtually no information to the directors" of the Funds.

In order to allay the Court's concerns regarding the basis and veracity of these allegations, along with the many other allegations in the Complaint that were plead upon information and belief, the Court is limiting Plaintiffs' ability to engage in discovery at this time. Magistrate Judge Janie S. Mayeron will determine the parameters of this limited form of discovery with the assistance of the parties. The circumscription by the Court of the scope of discovery is designed to create a staged discovery process, given the Court's view of the complaint. If AEFC wishes to file a request for leave to file a motion for reconsideration after the initial discovery has been completed, the Court will consider its request in light of this Order and the record as developed during discovery.

III. Count III - Excessive Distribution Fees

Count III of Plaintiffs' Complaint alleges that AEFA charged excessive section 12(b) distribution fees in violation of their obligations under section 36(b) of the ICA. As with their excessive advisory fees claim, Plaintiffs must plead facts establishing that the fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg,* 694 F.2d at 928.

The Court has considerable concerns about Count III of Plaintiffs' Complaint because the Court is unable to determine if Plaintiffs are attacking only the Funds' distribution fee rate or if Plaintiffs are attacking the ability of the mutual fund industry to charge existing shareholders these fees *in toto.* The Court is cognizant of the fact that the idea of using existing fund assets to sell new funds has been controversial. Neither this Court nor any other court is the appropriate forum for that discussion. Instead, that issue is appropriately left to the legislative branch. As mentioned, Plaintiffs' allegations can be read in such a way as to challenge only the distribution fees charged by the Funds. The Court will consider the allegations as such for the purposes of this motion.

Plaintiffs assert in their Complaint that the distribution fees paid by the Funds' shareholders are excessive and that the only purpose of these fees is to generate additional advisory fees for AEFC. (*See* Compl. at ¶ 27.) Specifically, Plaintiffs allege that in 2003, the Funds' shareholders paid approximately $113 million in distribution fees. (*See id.*) Plaintiffs allege that they have received absolutely no benefit from the payment of these fees. (*See id.* at ¶ 11.) Instead, Plaintiffs contend that the services provided in exchange for these fees have only served to benefit the Defendants. (*See id.* at ¶¶ 23, 25.)

Defendants assert that Plaintiffs have failed to provide a sufficient factual basis in their Complaint to support their excessive distribution fee claim, but also make several other arguments regarding this claim. First, Defendants challenge Plaintiffs' assertion that engaging in "directed brokerage" arrangements had any effect on the distribution fees. Second, Defendants contend that section 12(b) does not require that economies of scale be reached. Defendants further contend that no direct relationship exists between distribution fees and advisory fees. Third, Defendants point out that the National Association of Securities Dealers has established a maximum fee for its members of .75% per year of a fund's assets. Defendants claim that the distribution fee for each of the Funds is set at .25% of the Funds' assets.

The Court finds, as it did with regard to Counts I and II of Plaintiffs' Complaint, that the allegations contained in Count III are sufficient to survive Defendants' Motion to Dismiss. However, the Court again finds that Plaintiffs should be granted only a limited form of discovery at this time. This discovery should be focused on the distribution fees actually paid by the Funds in this case. Plaintiffs are reminded that the Court will not hesitate to dismiss this count if it becomes clear that Plaintiffs are attempting to use this Court to challenge the basic nature of the distribution fee system.

IV. Count IV - Unlawful Distribution Plan

In Count IV of the Complaint, Plaintiffs contend that the directors failed to obtain adequate information about the distribution fees when determining the rate for the distribution fees. Under section 12(b), investment company directors are held to the fiduciary standards of § 36 when they consider whether to implement or continue a distribution plan. *See Krinsk v. Fund Asset Mgmt., Inc.,* 654 F. Supp. 1227, 1234 n.6 (S.D.N.Y. 1987).

The question of whether there exists a private right of action pursuant to a statute is "basically a matter of statutory construction." *Transamerica Mortgage Advisors, Inc. v. Lewis,* 444 U.S. 11, 15 (1979). Recent Supreme Court decisions have eschewed the creation of private rights of action under the securities laws. *See Krinsk,* 654 F. Supp. at 1232 (citing *Transamerica* and *Touche Ross & Co. v. Redington,* 442 U.S. 560 (1979)). However, these decisions have not eliminated private rights that have been previously established. *See id.*

Defendants assert that no private right of action exists under section 12(b), and that no court has found an implied right of action under this section. Plaintiffs, on the other hand, contend that if this Court engages in the traditional statutory construction analysis it will determine that an implied right of action exists.

After reviewing the applicable case law and Plaintiffs' Complaint, the Court finds that Defendants are entitled to the dismissal of Count IV of Plaintiffs' Complaint. The Court finds it telling that no federal court has found an implied right of action under section 12(b). Further, Counts III and IV of the Complaint are virtually identical. Plaintiffs attempt to distinguish these claims, but the Court finds that Plaintiffs have an adequate remedy for their claim under section 36(b). Accordingly, the Court dismisses Count IV of Plaintiffs' Complaint.

For the reasons stated, **IT IS HEREBY ORDERED:**

1. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **GRANTED IN PART** and **DENIED IN PART**, as follows:

   a. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **DENIED** as to Counts I, II, and III of Plaintiffs' Complaint.

b. Defendants American Express Financial Corporation's and American Express Financial Advisors Inc.'s Motion to Dismiss (Doc. No. 29) is **GRANTED** as to Count IV of Plaintiffs' Complaint.

Dated: March 7, 2005

s/Donovan W. Frank
DONOVAN W. FRANK
Judge of United States District Court

FILED X LODGED
RECEIVED COPY X

2004 JUN -9 PM 5:48

CLERK U.S. DISTRICT COURT
DISTRICT OF ARIZONA

Gary A. Gotto, Attorney Bar No. 007401
Ron Kilgard, Attorney Bar No. 005902
Keller Rohrback P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
(602) 248-0088

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3276
(206) 623-1900

(See Signature Block for Additional Attorneys)

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF ARIZONA

JOHN E. GALLUS, D. ELAINE GALLUS, INA BLOOM, and ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for the use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE

CIV '04 1197 PHX FJM

Case No. ______________

COMPLAINT
UNDER INVESTMENT COMPANY ACT OF 1940

(THIS COMPLAINT REGARDING EXCESSIVE FEES ALLEGES NO LATE TRADING OR MARKET TIMING CLAIMS)

FUND,

Plaintiffs,

v.

AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC.,

Defendants.

COMPLAINT

Plaintiffs John E. Gallus, D. Elaine Gallus, Ina Bloom, and Alexandria Ione Faller (A/K/A Alexandria Ione Griffin), for the use and benefit of the AXP New Dimensions Fund, AXP Strategy Aggressive Fund, AXP Mutual Fund, AXP Precious Metals Fund, AXP Equity Select Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, AXP High Yield Bond Fund, AXP Managed Allocation Fund, and AXP Blue Chip Advantage Fund, sue Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc., and allege:

I. JURISDICTION AND VENUE

1. This shareholder action is brought by Plaintiffs on behalf of AXP New Dimensions Fund, AXP Cap Resource, AXP Managed Fund, AXP Mutual

Fund, AXP Precious Metals Fund, AXP Equity Select Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, AXP High Yield Bond Fund, AXP Managed Allocation Fund, and AXP Blue Chip Advantage Fund (collectively, the "Funds") pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district. .

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds, created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the

Funds, owe fiduciary and other duties to Plaintiffs and to all shareholders of the funds in the Fund Complex.

6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. In the case of the AXP New Dimensions Fund, Defendants pay separate fees for the pure investment advisory services and the administrative services. On information and belief, Defendants pay separate fees for the pure investment advisory services and the administrative services for the other Funds as well.

7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs. In fact, the cost of advisors, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.

8. The AXP New Dimensions Fund is an actively managed growth fund, meaning the manager seeks select portfolio securities to provide shareholders with long-term growth of capital. In 2003, New Dimensions fund shareholders paid a management fee of .61 percent per year. As of December 31,

2003, the fund held assets of approximately $17.61 billion, meaning that the advisory fee costs approximated $107 million for the year then ended.

9. As of March 31, 2004, AXP Mutual held assets of over $1.56 billion, with a management fee of .47 percent. AXP Precious Metals had a management fee of .84 percent charged against assets of $82 million as of March 31, 2004. AXP Equity Select held assets of more than $2.1 billion as of December 31, 2003 and featured a management fee of .60 percent. AXP Small Cap Advantage had assets as of March 31, 2004 of more than $870 million and a management fee of .79 percent. As of March 31, 2004, AXP Partners Small Cap Value had assets of more than $1 billion and featured a management fee of .91 percent. AXP Mid Cap Value had a management fee of .64 percent which was assessed against assets of more than $340 million as of March 31, 2004. With assets exceeding $1.2 million as of March 31, 2004, AXP Small Company Index featured a management fee of .36 percent. As of March 31, 2004, AXP High Yield Bond A had assets of more than $2.7 billion and featured a management fee of .58 percent. AXP Managed Allocation charged a management fee of .51 percent against assets of more than $1 billion as of March 31, 2004. AXP Blue Chip Advantage had assets of more than $1.5 billion as of March 31, 2004 and a management fee of .48 percent.

10. In 2003, management fees for the Funds exceeded $173 million.

11. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action

> may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

14. The Funds are mutual funds in the American Express family of mutual funds. The American Express family consists of 73 funds with more than $66 billion in assets under management. The funds provide investors with a wide spectrum of investment options, including growth, growth and income, income, international, tax-free income, sector, and index choices. American Express funds trace their history back to the birth of the mutual fund in 1940. Today, with offices in Minneapolis, Hong Kong, Tokyo, Singapore and London, Defendant AEFC, the investment manager for New Dimensions and the other American Express Funds, owns, manages or administers with its affiliates approximately $300 billion in assets. Defendant American Express Financial Advisors, Inc. performs distribution services for individuals and businesses through its nationwide network of more than 3,700 registered branch offices and more than 10,200 financial advisors. Defendant AEFC is a wholly owned subsidiary of American Express Company.

15. While the American Express family of mutual funds has grown dramatically in size since the Fund Complex's founding in 1940 as part of the Investors Diversified Services group of companies, the nature of the services rendered by the funds' investment adviser and distributor has changed little. Indeed, advances in computing and communication technologies in the past sixty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendants and their IDS predecessors have grown dramatically. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are ostensibly approved by the Funds' boards of directors. A majority of the Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

18. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

19. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

20. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

21. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit, while Plaintiffs bear the financial burden.

22. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections

36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

23. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. For example, between 1999 and 2003, as assets in the New Dimensions Fund climbed from $11.7 billion to $17.6 billion, the 12b-1 fee soared from 0.02 percent to 0.36 percent – an 18-fold increase in 12b-1 fees, despite a dramatic increase in the size of the Fund. The increasing size of Fund assets, combined with a skyrocketing 12b-1 fee, represented a gain to Defendants of more than $61 million. Moreover, despite the $6 billion growth in assets of the Fund from 1999 to 2003, the New Dimensions advisory fee ballooned from .52 percent to .61 percent over the same time period, representing an increase to Defendants of $46 million. That New Dimensions' asset growth was greeted with a higher, not lower, advisory fee demonstrates that 12b-1 fee assessments have not led to lower costs for fund shareholders, only to higher fee pay-outs to the fund advisor. Accordingly, the Distribution Plans have produced little or no economies-of-scale benefits to the shareholders of the New Dimensions and other Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management

of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of the Funds' assets.

24. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund, rather than any distribution activity by Defendants, constitutes additional and excessive compensation for advisory services.

25. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the

Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

26. A recent report written by Lori Walsh, financial economist at the S.E.C., studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans." It states:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset. . . .
>
> In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

27. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms that shareholders reap no benefits from 12b-1 plans, and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under

sections 12 and 12b-1 both to the Funds and to their shareholders, including plaintiffs. In 2003 alone, 12b-1 fees cost shareholders of the Funds approximately $113 million.

Nature of Claims

28. In this action, Plaintiffs seeks to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox,* 464 U.S. 523 (1984).

30. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

II. PARTIES

31. Plaintiff John E. Gallus is a resident of Tomball, Texas and a shareholder at all relevant times of the following American Express Funds:

- AXP Precious Metals Fund,
- AXP Equity Select Fund,
- AXP New Dimensions Fund,
- AXP Small Cap Advantage Fund,
- AXP Partners Small Cap Value Fund,
- AXP Mid Cap Value Fund,
- AXP Small Company Index Fund, and
- AXP High Yield Bond Fund.

32. Plaintiff D. Elaine Gallus is a resident of Tomball, Texas and a shareholder at all relevant times of the following American Express Funds:

- AXP Precious Metals Fund,
- AXP Equity Select Fund,
- AXP New Dimensions Fund,
- AXP Small Cap Advantage Fund,
- AXP Partners Small Cap Value Fund,
- AXP Mid Cap Value Fund,
- AXP Small Company Index Fund,
- AXP High Yield Bond Fund,
- AXP Managed Allocation Fund, and
- Blue Chip Advantage Fund.

33. Plaintiff Ina Bloom is a resident of Sun City, Arizona and a shareholder at all relevant times of the AXP New Dimensions Fund.

34. Plaintiff Alexandria Ione Faller is a resident of Phoenix, Arizona and a shareholder at all relevant times of AXP Mutual Fund.

35. The above-named Funds are registered investment companies under the Investment Company Act of 1940.

36. Defendant American Express Financial Corporation is a Delaware corporation and a registered investment adviser under the Investment Company Act of 1940. AEFC is a wholly-owned subsidiary of the American Express Company.

37. AEFC is currently the investment advisor to the Funds.

38. Defendant American Express Financial Advisors, Inc. is a Delaware corporation, a registered broker/dealer, and the distributor and principal underwriter to the Funds.

III. GENERAL ALLEGATIONS

39. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

41. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost).

42. On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of the services Defendants rendered to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

43. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other investors, upon information and belief, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

44. Upon information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

45. Upon information and belief, another example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use

of Fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders. Another example is where Defendants use Fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes. For instance, pursuant to an arrangement commonly referred to as "directed brokerage," Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms.

(2) The Profitability of the Fund to the Adviser/Manager

46. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenue and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

(3) Economies of Scale

48. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

49. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of

Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

50. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (*quoting* Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

51. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex.

3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64 percent of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

52. New Dimensions fund shareholders have failed to benefit from economies of scale. In 1990, the New Dimensions fund had assets of $770 million and an expense ratio of .82 percent, meaning the annual cost of running the fund was around $6.3 million. The maximum sales load for fund sales was 5 percent. Over the last 14 years, New Dimension's assets under management have grown to around $16.3 billion, a growth of more than 2100 percent in asset size. However, this phenomenal growth in mutual fund assets not only produced no economies of scale for shareholders, but fees actually ***increased*** faster than the growth in assets. Annual fees for class A shares went from $6.3 million in 1993 to around $171 million in 2004. Fees as a percentage of assets for class A shares increased from 82 basis points in 1990 to 108 basis points in 2004. The front-end sales load for fund shares also increased, moving from 5.0 percent to 5.75 percent since 1990. The foregoing figures make a mockery of the concept of economies of scale.

53. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

54. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor.

When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

55. More recently, New York Attorney General Eliot Spitzer surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

56. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging by Defendants as the

shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. A number of relevant comparative fee structures clearly establish that Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered. The Defendants and their affiliates routinely offer their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds.

(5) Fallout Benefits

57. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

58. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the

shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

59. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

60. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

61. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional

clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

62. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

63. At least 40 percent of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the

ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

64. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

65. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are

important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

66. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffett, famous investor and chairman of Berkshire Hathaway, made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940,

> made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted). Mr. Buffett has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds

> often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

67. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

68. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

69. On information and belief, the disinterested directors of the Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

70. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

71. The fees charged by Defendants for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

72. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

73. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

74. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

75. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

76. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

77. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-l Distribution fees and Extraction of Additional Compensation for Advisory Services)

78. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

79. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

80. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have

violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

81. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

82. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

83. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants.

84. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

85. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

86. Additionally, on information and belief, Defendants have caused the Funds to pay assets for distribution illegally outside the board-approved 12b-1 plans in the form of directed brokerage payments. This practice violates Rule 12b-1 and §§ 12 and 36(b) of the ICA. Plaintiffs demand that the improper payments be returned to the Funds.

87. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), and Rule 12b-l of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated this 9th day of June, 2004

KELLER ROHRBACK, P.L.C.

By: ____________________

Gary A. Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (843) 727-6500
Fax: (843) 727-3103

Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
JOHNSON, POPE, BOKOR
RUPPEL & BURNS, LLP
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Fax: (813) 223-7118

Attorneys for Plaintiffs

FILED LODGED
RECEIVED COPY

JUN 9 2004

CLERK U S DISTRICT COURT
DISTRICT OF ARIZONA
BY DEPUTY

Name Gary Gotto, No. 007401
Bar # ~~Ron Kilgard, No. 005902~~
Firm Keller Rohrback, P.L.C.
Address 3101 North Central Avenue, Ste 900
Phoenix, AZ 85012

Telephone (602) 248-0088

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF ARIZONA

John E. Gallus, D. Elaine Gallus Ina Bloom, and Alexandria Ione Faller, et al., Plaintiff,	CV '04 1197 PHX FJM
vs.	**Case No.**
American Express Financial Corporation, and American Express Financial Advisors, Inc. Defendant.	**Corporate Disclosure Statement**

This Corporate Disclosure Statement is filed on behalf of Plaintiffs in compliance with the provisions of: *(check one)*

____ Rule 7.1, Federal Rules of Civil Procedure, a nongovernmental corporate party to an action in a district court must file a statement that identifies any parent corporation and any publicly held corporation that owns 10% or more of its stock or states that there is no such corporation.

____ Rule 12.4(a)(1), Federal Rule of Criminal Procedure, any nongovernmental corporate party to a proceeding in a district court must file a statement that identifies any parent corporation and any publicly held corporation that owns 10% or more of its stock or states that there is no such corporation.

____ Rule 12.4(a)(2), Federal Rule of Criminal Procedure, if an organizational victim of alleged criminal activity is a corporation the government must file a statement identifying the victim and the statement must also disclose the information required by Rule 12.4(a)(1).

The filing party hereby declares as follows:

_X_ No such corporation.

____ Party is a parent, subsidiary or other affiliate of a publicly owned corporation as listed below. *(Attach additional pages if needed.)*

____________________ Relationship ____________________

____ Publicly held corporation, not a party to the case, with a financial interest in the outcome. *List identity of corporation and the nature of financial interest. (Attach additional pages if needed.)*

____________________ Relationship ____________________

_____ Other(please explain)

____

____

A supplemental disclosure statement will be filed upon any change in the information provided herein.

Dated this 29th day of June, 2004.

[signature]

Counsel of Record

Certificate of Service:

EXHIBIT C

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JERRY N. JONES, MARY FRANCES JONES, and OLGA MENYHART, Plaintiffs, vs. HARRIS ASSOCIATES, L.P., Defendant.	)	04 C 8305

MEMORANDUM OPINION

CHARLES P. KOCORAS, Chief District Judge:

This matter comes before the court on the motion of Defendant Harris Associates, L.P. ("Harris"), to dismiss the complaint of Plaintiffs Jerry Jones, Mary Jones, and Olga Menyhart pursuant to Fed. R. Civ. Proc. 12(b)(6) for failure to state a claim. For the reasons set forth herein, the motion is denied.

BACKGROUND

The following factual recitation is derived from the allegations of the complaint, which we must accept as true for purposes of this motion. Plaintiffs are shareholders in four open-end registered investment companies managed by Harris: the Oakmark Fund, the Oakmark Equity and Income Fund, the Oakmark Global Fund, and the

Oakmark International Fund ("the funds"), which in turn are part of a larger group of funds ("the fund complex"). Harris provides investment advisory services and administrative services for the fund complex. For the first service, each fund pays Harris a fee that is based upon a percentage of the net assets of the fund. The administrative services are subject to a separate fee.

According to the complaint, Harris exacts fees from the funds that are much higher than the fees charged to other clients for the same services. Plaintiffs contend that this breaches the fiduciary duty imposed on Harris with respect to the compensation they receive from the fund complex, in violation of 18 U.S.C. § 80a-35(b). In 2003, the Plaintiffs state, the fund complex paid approximately $104.8 million more than it paid in 1993 for the same services from Harris, an almost 43-fold increase. According to Plaintiffs, Harris charges lower fees to other clients for services identical to those rendered to the funds. Plaintiffs also claim that technological improvements within the industry and savings from economies of scale allow Harris to render the services in question at a significantly lower cost than was previously possible, making the gap between the value of Harris's services and the price paid by the fund complex even greater. Finally, the complaint contains allegations regarding the mutual fund industry as a whole.

Harris contends that the complaint as a whole fails to state a violation of § 80a-35(b) and therefore moves for dismissal pursuant to Fed. R. Civ. Proc. 12(b)(6).

LEGAL STANDARD

A Rule 12(b)(6) motion to dismiss is used to test the legal sufficiency of a complaint. Gibson v. City of Chicago, 910 F.2d 1510, 1520 (7th Cir. 1990). In ruling on a motion to dismiss, a court must draw all reasonable inferences in favor of the plaintiff, construe allegations of a complaint in the light most favorable to the plaintiff, and accept as true all well-pleaded facts and allegations in the complaint. Bontkowski v. First Nat'l Bank of Cicero, 998 F.2d 459, 461 (7th Cir. 1993); Perkins v. Silverstein, 939 F.2d 463, 466 (7th Cir. 1991). The allegations of a complaint "should not be dismissed for failure to state a claim unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Conley v. Gibson, 355 U.S. 41, 45-46 (1957). Nonetheless, in order to withstand a motion to dismiss, a complaint must allege the "operative facts" upon which each claim is based. Kyle v. Morton High Sch., 144 F.3d 448, 454-55 (7th Cir. 1998). The plaintiff need not allege all of the facts involved in a claim and can plead conclusions. Higgs v. Carter, 286 F.3d 437, 439 (7th Cir. 2002); Kyle, 144 F.3d at 455. A pleading need only convey enough information that the defendant is able to understand the gravamen of the complaint. Payton v. Rush-Presbyterian-St. Luke's Med. Ctr., 184

F.3d 623, 627 (7th Cir. 1999). However, any conclusions pled must "provide the defendant with at least minimal notice of the claim." Kyle, 144 F.3d at 455. Further, the plaintiff cannot satisfy federal pleading requirements merely "by attaching bare legal conclusions to narrated facts which fail to outline the basis" of the claim. Perkins, 939 F.2d at 466-67. With these precepts in mind, we turn our attention to Harris's motion.

DISCUSSION

Section 36(b) of the Investment Company Act of 1940 ("ICA"), amended in 1970 to increase the protection of investors in mutual funds and to facilitate enforcement of the protections afforded, imposes a fiduciary duty upon advisers of mutual funds with respect to the compensation they receive in return for the services they render to the fund. 15 U.S.C. § 80a-35(b); Green v. Nuveen Advisory Corp., 295 F.3d 738, 742 (7th Cir. 2002). Cases considering the nature of the private right of action created by the statute have concluded that the duty is breached only when the fee imposed is so disproportionately excessive when compared to the services for which it pays that it could not have been achieved through the arm's-length bargaining expected from the fiduciary. See, e.g., Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 928 (2d Cir. 1982). Not surprisingly, an examination of an alleged violation necessitates that a court take many facts into account, and the specific facts that will be pertinent, as well as the degree of importance they demand, to a proper determination can vary in different situations. Id. at 929.

Harris attacks the viability of the complaint on several fronts. First, it contends that Plaintiffs' references to practices within the mutual fund industry as a whole are insufficient to support a claim for breach of fiduciary duty. Second, Harris argues that the allegations that are specific to it are legally lacking. Third, it challenges the availability of a claim premised on excess profits retained by Harris. Lastly, Harris asks that we strike the request to rescind the contracts between Harris and the funds or a declaration that they were void at their inception.

Because the second argument Harris advances is the most significant one for purposes of the decision we are asked to make, we consider it first. Contrary to Harris's interpretation, the complaint does not solely advance legal conclusions or contentions devoid of factual content specifically attributable to the relationship between Harris and the funds in which the Plaintiffs invested. The central allegation of the complaint contends that, in 2003, the fund complex paid 43 times more than it had 10 years earlier for identical services from Harris. This allegation is supplemented by the assertion that other clients receive like services at significantly lower rates. In response, Harris suggests that the services received are not identical and advances many reasons why the amount charged is not outrageously disproportionate to the value of the services rendered, but each of the points they raise are defensive responses, not challenges to the legal viability of the Plaintiffs' core contention. We are in no position based on the allegations of the complaint to determine what services Plaintiffs received from Harris or how much they can fairly be worth. It is not inconceivable that the fees charged, given the exponential increase and different treatment of other clients alleged, were so disproportionate to the value of the services rendered that a violation of § 36(b) would lie. That is enough to withstand a 12(b)(6) challenge. See Green v. Nuveen Advisory Corp., 186 F.R.D. 486, 491 (N.D. Ill. 1999).

Our discussion of the second ground dictates the fate of Harris's first argument. Because the allegations specific to Harris are sufficient to allow Plaintiffs' case to progress beyond the pleading stage, the allegations of practices within the industry as a whole are of no consequence to the consideration of this motion. Whether they are in the complaint or not, Plaintiffs may proceed, so we do not comment on their ability to support a claim were they the sole basis advanced in support of Plaintiffs' claim for relief.

Next, Harris challenges the Plaintiffs' ability to pursue a cause of action based on excess profits as alleged in Count II of the complaint. While Harris is certainly correct that § 80a-35(b) does not explicitly refer to excess profits, the scenario described in the complaint could indicate a setting in which Harris is retaining unearned fees. In other words, if the money Harris is receiving can be fairly characterized as a fee and it is in essence something for nothing, clearly that would represent an actionably disproportional relationship between the fees paid and the services rendered. See Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 329 (4th Cir. 2001).[1] Thus, we cannot say that this claim is so devoid of potential merit as to warrant dismissal under Rule 12(b)(6).

Lastly, Harris takes issue with Plaintiffs' request to declare advisory agreements with Harris as void *ab initio* by disputing the availability of relief other than actual damages under the pertinent statutory section. The plain language of the statute refutes Harris's contention that the only remedy to be had is monetary. Subsection (3) clearly states that "no damages or other relief shall be granted against any person other than the recipient of [prohibited] compensation." 15 U.S.C. § 80a-35(3). The inclusion of the phrase "or other relief" establishes that damages are not the sole remedy that can be awarded. The remaining text of the subsection, upon which Harris relies to support its argument, places limitations on damage awards, but it does not indicate that only monetary relief is available. Harris's point regarding the applicability of any statute of limitations period is pertinent to a discussion of affirmative defenses, not to viability

[1] It goes without saying that we are not suggesting that retention of the profits at issue actually represent unearned fees, merely that they could.

of the allegations pled solely within the complaint. Thus, we leave that issue for determination another day.

In sum, the factual allegations within the complaint outline the operative facts of a viable claim for breach of fiduciary duty and contains sufficient information to alert Harris to the gravamen of Plaintiffs' complaint.

CONCLUSION

Based on the foregoing analysis, Harris's motion to dismiss the complaint is denied.

Charles P. Kocoras
Charles P. Kocoras
Chief Judge
United States District Court

Dated: APR - 7 2005

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

JERRY N. JONES, MARY FRANCES JONES, and OLGA MENYHART,	)	
Plaintiffs,	)	04-4184-CV-C-NKL
v.	)	Case No:_______________
HARRIS ASSOCIATES L.P.,	)	
Defendant.	)	

COMPLAINT

Plaintiffs, Jerry N. Jones, Mary Frances Jones, and Olga Menyhart for the use and benefit of the Oakmark Fund, the Oakmark Equity and Income Fund, the Oakmark Global Fund, and the Oakmark International Fund, sue Defendant, Harris Associates L.P., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the Oakmark Fund, the Oakmark Equity and Income Fund, the Oakmark Global Fund, and the Oakmark International Fund (collectively, the "Funds") pursuant to §§ 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b). Defendant is an inhabitant of or transacts business in this district, Defendant resides in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and/or Defendant may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in the Funds, which are open-end registered investment companies,[1] or mutual funds, created, sold, advised, and managed with other funds as part of a fund family or complex by Defendant and its affiliates (the "Oakmark Complex" or the "Fund Complex"). Defendant and its affiliates, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

6. Plaintiffs and the other shareholders of the Funds pay Defendant and its affiliates, or other third parties, fees for providing pure investment advisory services and administrative services. For the pure investment advisory services, the Funds pay Defendant a fee based on a percentage of the net assets of each of the funds in the Fund Complex. The Funds pay separate fees for some or all of the administrative services provided to the Funds by Defendant's affiliates or other third parties.

7. The pure investment advisory services Defendant provides to the Funds are identical to the investment advisory services Defendant provides to other clients, such as institutional clients, and entail identical costs. In fact, the costs of advisors, analysts, research data, the physical plant, and other aspects of Defendant's investment advisory services are shared between the mutual funds and the other clients.

8. Despite the equivalence of the investment advisory services Defendant provides to the Funds and the other clients, the fees Defendant receives from the Funds for pure investment

[1] The Oakmark Global Fund and the Oakmark International Fund closed to new investors as of December 15, 2003, but was open-ended at the time of purchase.

advisory services are much higher than the fees Defendant or its affiliates receive from other clients for the identical services.

Section 36(b) of the Investment Company Act of 1940

9. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA "). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendant. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

10. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

11. In the past decade, the assets managed by Defendant within the Fund Complex have grown dramatically. In 1993, the Fund Complex had $295.3 Million in average net assets. By 2003, the Fund Complex had exploded to over $11.7 Billion in average net assets, almost 40 times the assets in 1993. Meanwhile, advisory fees for the Fund Complex increased from $2.45

million (or 0.83% of assets) in 1993 to $107.3 million (or 0.91% of assets) in 2003. Accordingly, despite the Fund Complex's dramatic growth, no economies of scale or incremental savings were realized by the shareholders. Rather, fees actually grew as a percentage of assets.

12. While the assets of the Fund Complex and the fees have grown dramatically in size, the nature of the services rendered by Defendant has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the advisory fees paid to Defendant have grown dramatically. As a result, the advisory fees paid to Defendant (and accepted by Defendant in violation of its statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

13. In addition, Defendant, in violation of its fiduciary duties to Plaintiffs, has retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendant. As assets under management increase, the cost of providing services to the assets does not increase at the same rate. In fact, with very large funds, such as the Funds at issue here, the cost of servicing additional assets approaches zero, resulting in tremendous economies of scale. Accordingly, any fees received in connection with the additional assets represent almost pure profit. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

14. The fees paid to Defendant are technically approved by the Funds' board of directors.[2] A majority of the board is comprised of statutorily presumed "disinterested" directors

[2] While the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA.

as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory fees paid by the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendant in reviewing the fees paid by Plaintiffs and the other shareholders of the Funds. In particular, Defendant does not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendant has breached its fiduciary duties.

15. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Nature of Claims

16. In this action, Plaintiffs seeks to rescind the investment advisory agreements and to recover for the Funds the total fees charged by Defendant or, alternatively, to recover for the Funds the excess profits resulting from economies of scale wrongfully retained by Defendant and

See 15 U.S.C., § 80a-2(a)(12).

to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendant in breach of its fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

17. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox*, 464 U.S. 523 (1984).

18. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

III. PARTIES

19. Plaintiffs Jerry N. Jones and Mary Frances Jones are residents of Columbia, Missouri. They are shareholders at all relevant times of the Oakmark Equity and Income Fund and the Oakmark Global Fund.

20. Plaintiff Olga Menyhart is a resident of Tampa, Florida. She is a shareholder at all relevant times of the Oakmark Fund and the Oakmark International Fund.

21. Each of the Funds is a separate operating series of the Harris Associates Investment Trust, a Massachusetts business trust that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company.

22. Defendant Harris Associates LP ("Harris") is a Delaware limited partnership and is registered as an investment adviser under the Investment Advisers Act of 1940. Harris is the

investment advisor to each of the Funds. Harris also serves as the investment advisor to individuals and other institutions, including trusts, retirement plans, endowments and foundations, and manages a number of private partnerships.

IV. GENERAL ALLEGATIONS

23. The test for determining whether compensation paid to Defendant violates §36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

24. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendant to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

25. The nature of the investment advisory services provided to the Funds is

straightforward: Defendant buys and sells, at its discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendant's institutional and other clients (albeit at a dramatically lower cost). On information and belief, the materials provided by Defendant to the directors of the Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

26. Despite the fact that the Funds receive identical investment advisory services as Defendant's institutional and other clients, on information and belief Plaintiffs pay Defendant dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendant's willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

27. On information and belief, Defendant repeatedly puts its own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendant at the expense of the Funds and their shareholders. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendant provides to the Funds.

(2) The Profitability of the Fund to the Adviser/Manager

28. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'"

See John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendant's reporting of its revenues and costs is intended to, and does, obfuscate Defendant's true profitability. For instance, upon information and belief, Defendant employs inaccurate accounting practices in its financial reporting, including arbitrary and unreasonable cost allocations.

29. Defendant's true profitability can be determined on either an incremental basis or a full-cost basis. Defendant's incremental cost of providing advisory services to Plaintiffs is nominal while the additional fees received by Defendant are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendant's full costs of providing advisory services will also demonstrate the enormous profitability to Defendant of managing the Funds.

(3) Economies of Scale

30. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

31. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendant's duty to do so under § 36(b). *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Id. at 620 [Ex. 1].

32. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

33. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate

efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

34. From 1993 through 2003, the assets under management in the Oakmark Complex grew from $295.3 million to nearly $11.7 billion. However, this phenomenal growth in mutual fund assets not only produced no economies of scale, but fees actually increased faster than the growth in assets. Fees went from $2.45 million (or 0.83% of assets) in 1993 to $107.3 million (or 0.91% of assets) in 2003.

35. The economies of scale enjoyed by Defendant with respect to the Funds have not been shared with Plaintiffs as required by § 36(b). As a result, the fees paid to Defendant for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

36. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The

portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

37. More recently, New York's Attorney General surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

38. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. Indeed, a number of relevant comparative fee structures clearly establish that Defendant is charging advisory fees to the Funds that are

disproportionate to the value of the services rendered. For example, upon information and belief:

a. Harris serves as the subadvisor to the CDC Nvest Growth and Income Fund. For its services, Harris receives a fee equal to 45 basis points (.45%) of the first $250 Million in assets, 40 basis points (.40%) of the next $250 Million in assets, and 35 basis points (.35%) of assets over $500 Million (the "Nvest G&I Fee Schedule"). By way of contrast, for its services to the Oakmark Equity and Income Fund, Harris receives a fee equal to 75 basis points (.75%) of the first $5 Billion in assets, 70 basis points (.70%) of the next $2.5 Billion in assets, 675 basis points (.675%) of the next $2.5 Billion in assets, and 65 basis points (.65%) of assets over $10 Billion. As of June 2004, the Oakmark Equity and Income Fund had over $7.727 Billion in assets. If the Oakmark Equity and Income Fund were to have average assets of this amount throughout 2004, it would pay a blended fee of 73.2 basis points (.732%). However, if the Oakmark Equity and Income Fund benefited from the Nvest G&I Fee Schedule, the Oakmark Equity and Income Fund would pay a blended fee of only 35.5 basis points (.355%). Under this fee schedule, the Oakmark Equity and Income Fund would pay less than half of what it will pay under its current schedule, which would save the shareholders of the Oakmark Equity and Income Fund over $29 million in fees this year.

b. Harris serves as the subadvisor to the MassMutual Focused Value Fund (a mid-cap fund). For its services, Harris receives a fee equal to 50 basis points (.50%) of the first $100 Million in assets, 45 basis points (.45%) of the next $400 Million in assets, and 40 basis points (.40%) of assets over $500 Million (the "MassMutual Focused

Value Fee Schedule"). By way of contrast, for its services to the Oakmark Select Fund (also a mid-cap fund), Harris receives a fee equal to 100 basis points (1.00%) of the first $1 Billion in assets, 95 basis points (.95%) of the next $500 Million in assets, 90 basis points (.90%) of the next $500 Million in assets, 85 basis points (.85%) of the next $500 Million in assets, 80 basis points (.80%) of the next $2.5 Billion in assets, and 75 basis points (.75%) of assets over $5 Billion. As of June 2004, the Oakmark Select Fund had over $5.623 Billion in assets. If the Oakmark Select Fund were to have average assets of this amount throughout 2004, it would pay a blended fee of 85.7 basis points (.857%). However, if the Oakmark Select Fund benefited from the MassMutual Focused Value Fee Schedule, the Oakmark Select Fund would pay a blended fee of only 40.5 basis points (.405%). Under this fee schedule, the Oakmark Select Fund would pay less than half of what it will pay under its current schedule, which would save the shareholders of the Oakmark Select Fund over $25 million in fees this year.

c. Harris serves as the subadvisor to the MassMutual Overseas Fund. For its services, Harris receives a fee equal to 65 basis points (.65%) of the first $50 Million in assets, 60 basis points (.60%) of the next $50 Million in assets, and 50 basis points (.50%) of assets over $100 Million (the "MassMutual Overseas Fee Schedule"). By way of contrast, for its services to the Oakmark International Fund, Harris receives a fee equal to 100 basis points (1.00%) of the first $2 Billion in assets, 95 basis points (.95%) of the next $1 Billion in assets, and 85 basis points (.85%) of assets over $3 Billion. As of June 2004, the Oakmark International Fund had over $4.231 Billion in assets. If the Oakmark International Fund were to have average assets of this amount throughout 2004, it would pay a blended fee of 94.5 basis points (.945%). However, if the Oakmark International Fund benefited from the MassMutual Overseas Fee Schedule, the Oakmark International Fund would pay a blended fee of only 50.3 basis points (.503%). Under this fee schedule, the Oakmark International Fund would pay slightly more than half of what it will pay under its current schedule, which would save the shareholders of the Oakmark International Fund over $18 million in fees this year.

(5) Fallout Benefits

39. Defendant indirectly profits because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

40. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendant from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendant and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendant's fiduciary duty.

41. On information and belief, Defendant also receives "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

42. On information and belief, Defendant receives further fallout benefits from securities lending arrangements. Essentially, Defendant loans out the securities of the Funds and receives compensation as the lending agent of the Funds.

43. A highly profitable fallout benefit to Defendant is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendant. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory fees, Defendant would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendant resells these services to third parties without compensating shareholders through reduced fees or in any other way.

44. On information and belief, Defendant does not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees.

(6) The Independence and Conscientiousness of the Directors

45. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

46. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendant and reviewing the reasonableness of the advisory fees received by Defendant. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendant. Defendant, in turn, has a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c).

47. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are

important factors recognized in the *Gartenberg* line of cases in determining whether Defendant has breached its fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser.

48. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc., made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet also stated, in a letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers,

> even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

49. As part of their scheme to receive excessive fees, Defendant did not keep the directors fully informed regarding all material facts and aspects of its fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendant provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendant.

b. On information and belief, Defendant provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendant.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale.

d. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendant.

50. The foregoing assures that the directors do not understand Defendant's true cost structure and, in particular, the economies of scale enjoyed by Defendant in providing investment advisory services to the Funds and its institutional and other clients.

51. On information and belief, the disinterested directors of the Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendant and has allowed Defendant to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

52. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

53. The fees charged by Defendant for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendant charges its other clients.

54. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of its own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

55. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting

from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

56. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as if fully set forth herein.

57. Defendant has received and continues to receive excess profits attributable to extraordinary economies of scale.

58. By retaining excess profits derived from economies of scale, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

59. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, the "amount of compensation or payments received from" the Funds.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendant has violated and continues to violate § 36(b) of the ICA and that any advisory agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendant from further violations of the ICA;

c. An order awarding damages against Defendant including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statute of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: 8-16-04

By: s/ Wm. Dirk Vandever
Wm. Dirk Vandever, Esq.
THE POPHAM LAW FIRM, P.C.
323 W. 8th Street
Suite 200
Kansas City, Missouri 64105
(816) 221-2288
Fax: (816) 221-3999

Guy M. Burns,
Jonathan S. Coleman,
Becky Ferrell-Anton,
JOHNSON, POPE, BOKOR
RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Attorneys for Plaintiffs

EXHIBIT D

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court,
D. Massachusetts.
Steven G. WICKS and Gerald A. Kalbfleisch,
Plaintiffs,
v.
PUTNAM INVESTMENT MANAGEMENT, LLC
and Putnam Retail Management, LLP,
Defendants.
No. Civ.A.04-10988-GAO.

March 28, 2005.

David E. Marder, Jonathan D. Mutch, Marc N. Henschke, Robins, Kaplan, Miller & Ciresi L.L.P., Boston, MA, Thomas J. Gallo, Robins, Kaplan, Miller & Ciresi, Atlanta, GA, Thomas R. Grady, Grady & Associates, Naples, FL, for Plaintiffs.

Elizabeth A. Hellmann, Seth M. Schwartz, Skadden, Arps, Slate Meagher & Flom LLP, New York, NY, James R. Carroll, Skadden, Arps, Slate, Meagher & Flom, Boston, MA, for Defendants.

MEMORANDUM AND ORDER

OTOOLE, J.

*1 The plaintiffs, Steven G. Wicks and Gerald A. Kalbfleisch, bring this securities action against Putnam Investment Management, LLC and Putnam Retail Management, LLP for breach of fiduciary duty under section 36(b) of the Investment Company Act of 1940 (the "ICA"). The defendants move to dismiss the complaint pursuant to Rules 41(a)(1) and 12(b)(6) of the Federal Rules of Civil Procedure. For the following reasons, I conclude that the motion ought to be granted in part and denied in part.

I. Background

A. *Summary of Alleged Facts*

The complaint alleges the following facts:

The plaintiffs are shareholders of nine mutual funds underwritten, distributed, and advised by the defendants. Wicks owns shares of the Putnam Discovery Growth Fund, Putnam Fund for Growth and Income, Putnam Growth Opportunities Fund, Putnam Investors Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam Vista Fund, and the Putnam Voyager Fund, and Kalbfleisch owns shares in the Putnam Classic Equity Fund (collectively, "the Funds"). Pursuant to management contracts with the Funds, Putnam Investment Management provides investment advisory services to the Funds in exchange for advisory or management fees. These advisory fees vary based on the value of the assets under management and are reduced as the total value of the assets under management increases. Pursuant to share distribution plans adopted pursuant to Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. § 270.12b-1, Putnam Retail Management provides underwriting and marketing services to the Funds in exchange for distribution fees. Like the advisory fees, the 12b-1 distribution fees are based on a percentage of the net assets in the Funds.

Although assets held by the Funds have increased significantly over time, the nature and quality of the services rendered by the defendants to the Funds has not substantially changed. This has created benefits from economies of scale which the defendants have failed to share with the Funds. Instead, the defendants continue to receive larger fees from the Funds, capturing all benefits from the economies of scale for themselves.

In addition, the defendants' institutional clients are able to negotiate the fees they pay to the defendants at arm's length, while the Funds are not. As a result, the defendants and their affiliates provide the same advisory services to their institutional clients for substantially lower fees than they charge the Funds, and some institutional clients often pay no distribution fees at all.

The defendants also direct the payment of excessive commissions to securities broker-dealers to execute trades for the Funds in exchange for "soft dollars" (said to be a form of kickback) that benefit the defendants and not the Funds.

By receiving excessive advisory and distribution fees and inappropriate compensation, the plaintiffs claim the defendants have breached their fiduciary duties to the Funds in violation of § 36(b) of the ICA. [FN1]

> FN1. Section 36(b) provides, in pertinent part:
> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought ... by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.
> 15 U.S.C. § 80a-35(b).

B. *Procedural History*

*2 Wicks was one of a number of other named plaintiffs (not including Kalbfleisch) who in June 2001 brought a purported class action in the United States District Court for the Southern District of Illinois against the same defendants as in the present action (among others) seeking recovery for excessive distribution and advisory fees received by the defendants in breach of their fiduciary duties under § 36(b) of the ICA. At the time that action was filed, Wicks owned shares in (and thus purported to sue under § 36(b) on behalf of) the Putnam Growth and Income, High Yield II, International Growth, International Voyager, Investors, and New Century Growth Funds. On March 8, 2002, prior to class certification, District Judge Michael J. Reagan severed and transferred the case against Putnam Investment Management and Putnam Retail Management to the District of Massachusetts. *See Nelson v. Aim Advisors, Inc.*, No. 01-CV-0282, 2002 WL442189, at *6-7 (S.D.Ill. Mar. 8, 2002). Similar severance and transfer orders were issued with respect to claims asserted against the other non-Putnam defendants that were named in the case. On March 28, 2002, before Judge Reagan's order was given effect, the parties to the case filed a stipulation of dismissal of the entire action, without prejudice, pursuant to Fed.R.Civ.P. 41(a)(1).

On March 2, 2004, Wicks, joined by Kalbfleisch only, filed a purported class action in the United States District Court for the Southern District of Illinois against the same Putnam defendants seeking recovery for excessive distribution and advisory fees received by the defendants in breach of their fiduciary duties under § 36(b) of the ICA. At the time this second action was filed, Wicks owned shares in the Putnam Discovery Growth, Growth and Income, Growth Opportunities, Investors, New Opportunities, New Value, Vista, and Voyager Funds, and Kalbfleisch owned shares in the Putnam Classic Equity, Discovery Growth, and Investors Funds. This action was also assigned to Judge Reagan. On May 14, 2004, Wicks and Kalbfleisch filed a notice of dismissal voluntarily dismissing the action without prejudice and without leave of court pursuant to Fed.R.Civ.P. 41(a)(1).

On May 17, 2004, three days after voluntarily dismissing the second action, Wicks and Kalbfleisch filed the present action in this District. As in the second action, Wicks and Kalbfleisch have alleged § 36(b) excessive fee claims on behalf of the Putnam Discovery Growth, Growth and Income, Growth Opportunities, Investors, New Opportunities, New Value, Vista, Voyager, and Classic Equity Funds.

II. Discussion

A. *The "Two Dismissal" Rule Under Fed.R.Civ.P. 41(a)(1)*

A notice of voluntary dismissal filed pursuant to Rule 41(a)(1) of the Federal Rules of Civil Procedure "operates as an adjudication upon the merits when filed by a plaintiff who has once dismissed in any court of the United States ... an action based on or including the same claim." In such a case, res judicata bars a subsequent third suit, even if (as here) the notice states that the second dismissal is without prejudice. 8 James Wm. Moore, *et al., Moore's Federal Practice* § 41.33(7)(a) (3d ed.2004). In order to trigger the "two dismissal" rule, the plain language of Rule 41(a)(1) requires the second dismissal to be accomplished by notice, but the first dismissal may be accomplished either by notice or by stipulation. The first action in the Southern District of Illinois was dismissed by stipulation and the second by notice, so the rule is potentially applicable. Since the complaints in the second action and this one are substantially similar, the key issue raised by the defendants' motion is whether the two Illinois actions were based on or include the "same claim" so that the dismissal of the second action operated as an adjudication that bars this suit.

*3 In Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 104 S.Ct. 831, 78 L.Ed.2d 645 (1984), the Supreme Court interpreted § 36(b) of the ICA to confer authority upon either the SEC or any security holder of a registered investment company, such as any of the Putnam funds, to sue investment advisers and related persons for breach of fiduciary duty. *Id.* at 535-36. The Court took pains to point out that the fund itself did not have such a cause of action, and that the shareholder's suit on the fund's behalf was not a "derivative" one in the sense that the shareholder was seeking to enforce a cause of action that the fund had but refused to enforce on its own. *Id.* at 542.

Two conclusions relevant to the present issue seem to flow from this construction. First, for Rule 41(a)(1) and claim preclusion purposes, the "plaintiff" in a § 36(b) action is the shareholder who commenced the action on behalf of a particular registered investment company, not the company itself, because, under *Fox,* the company cannot be a plaintiff with respect to a claim it does not have. Accordingly, Wicks (along with others not involved here) was a plaintiff who joined in the dismissal of the first action, and Wicks and Kalbfleisch were the plaintiffs in the second action who filed the notice of voluntary dismissal. Of the two of them, only Wicks had previously dismissed a similar case, so only he, and not Kalbfleisch, is potentially subject to the "two dismissal rule."

The second conclusion is that a shareholder plaintiff has a § 36(b) cause of action with respect to each registered investment company in which he owns an interest. In the present case, Wicks asserts he owns shares of eight separate Putnam funds. He has a § 36(b) cause of action with respect to each of the eight. What follows from this is that a claim brought by Wicks on behalf of the Putnam Growth and Income Fund is not the "same claim" for Rule 41(a)(1) and claim preclusion purposes as a claim brought by Wicks on behalf of the Putnam Discovery Growth Fund, for example, because each fund is a separate corporate entity with separate management contracts and share distribution plans with Putnam Investment Management and Putnam Retail Management, respectively.

The upshot is that the "two dismissal rule" bars the reassertion only of claims that have twice before been made by Wicks on behalf of the same fund and then dismissed. There are only two: the Putnam Growth and Income Fund and the Putnam Investors Fund. Wicks presented § 36(b) claims with respect to those two funds in both the first action and the second action. His voluntary dismissal of the claims in the second action operated, by dint of Rule 41(a)(1), as an adjudication on the merits, and Wicks is barred from bringing them again.

The difference between Wicks's first and second actions as to the period for which damages could be assessed does not mean that the § 36(b) claims in the respective actions were not the "same." Even though § 36(b) only allows recovery of damages for a time period beginning one year before the action is instituted, 15 U.S.C. § 80a-35(b)(3), Wicks's allegations in the two actions were not directed towards conduct limited to any specified time period. The first action alleged breach of fiduciary duty with respect to investment advisory fees and distribution fees paid by the mutual funds since May 1, 1991. *Nelson,* 2002 WL 442189, at *1. Similarly, in the second action, Wicks alleged that the defendants improperly benefitted from economies of scale created over the past twelve to thirteen years. Both cases were premised on the same breaches of fiduciary duty. This is not a case where separate wrongdoing formed the basis for the two claims. *Compare Rose v. Town of Harwich,* 778 F.2d 77, 82 (1st Cir.1985) ("Rose has given us no reason to believe that the legality of the town's actions depends on anything that has happened since the state court dismissed his original suit."), *with Lawlor v. Nat'l Screen Serv. Corp.,* 349 U.S. 322, 328, 75 S.Ct. 865, 99 L.Ed. 1122 (1955) (where the conduct complained of in the second action all occurred subsequent to the judgment in the first action).

B. *Sufficiency of the Allegations in the Complaint*

*4 The plaintiffs allege that the distribution and advisory fees received by the defendants are so excessive as to constitute a breach of fiduciary duty under § 36(b) of the ICA. In *Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 928 (2d Cir.1982), the Second Circuit announced the oft-cited rule that an investment adviser or manager may be liable for breach of fiduciary duty under § 36(b) for charging a fee that is "so disproportionately large that it bears no reasonable relationship to the services rendered" and could not have been the product of "arm's length" bargaining. Factors to consider in judging the disproportionality of a fee include: (1) the nature and quality of services provided to fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) fall-out benefits; (4) economies of scale; (5) comparative fee structures; and (6) the independence and conscientiousness of the trustees. *Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404, 409 (2d Cir.1989) (citing *Gartenberg*, 694 F.2d at 929-30)). The First Circuit has not expressly adopted the *Gartenberg* factors or established a specific pleading standard for § 36(b) claims. I agree with the plaintiffs that *Gartenberg*-should it be the appropriate standard-does not establish a heightened pleading requirement for § 36(b) excessive fee claims. A plaintiff's failure to plead certain *Gartenberg* factors is not itself grounds for dismissal. The Court's focus in reviewing the defendants' motion to dismiss is on whether the allegations in the complaint set forth "a short and plain statement of the claim showing that the pleader[s][are] entitled to relief." Fed.R.Civ.P. 8(a)(2); *Educadores Puertorriquenos en Accion v. Hernandez*, 367 F.3d 61, 66 (1st Cir.2004). A complaint should not be dismissed under Rule 12(b)(6) unless "it appears beyond doubt that the plaintiff[s] can prove no set of facts in support of [their] claim which would entitle [them] to relief." *Roeder v. Alpha Indus., Inc.*, 814 F.2d 22, 25 (1st Cir.1987) (quoting *Conley v. Gibson*, 355 U.S. 41, 45-46, 78 S.Ct. 99, 2 L.Ed.2d 80 (1957)). Under the notice pleading requirements of the Federal Rules, the plaintiffs' complaint sets forth allegations sufficient to survive a motion to dismiss for failure to state a claim upon which relief can be granted.

III. Conclusion

For the foregoing reasons, the defendants' motion to dismiss is GRANTED IN PART and DENIED IN PART. The § 36(b) claims brought by Wicks on behalf of the Putnam Growth and Income Fund and the Putnam Investors Fund are dismissed with prejudice. All other claims alleged in the complaint are permitted to go forward at this stage.

It is SO ORDERED.

2005 WL 705360 (D.Mass.)

Motions, Pleadings and Filings (Back to top)

. 2004 WL 2194740 (Trial Motion, Memorandum and Affidavit) Defendants' Memorandum of Law in Support of Motion to Dismiss the Complaint (Aug. 13, 2004)

. 2004 WL 2194734 (Trial Pleading) Comilaint (May. 17, 2004)

. 1:04CV10988 (Docket) (May. 17, 2004)

END OF DOCUMENT

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS
EASTERN DIVISION

04 10988 DPW

STEVEN G. WICKS and GERALD A. KALBFLEISCH,	Civil Action No:
Plaintiffs,	MAGISTRATE JUDGE Alexander
v.	RECEIPT # 56004
PUTNAM INVESTMENT MANAGEMENT, LLC and	AMOUNT $ 150
	COMPLAINT
	SUMMONS ISSUED yes
PUTNAM RETAIL MANAGEMENT, LLP,	LOCAL RULE 4.1
	WAIVER FORM
	MCF ISSUED
	BY DPTY. CLK. T.O.M
Defendants.	DATE 5-18-04

Plaintiffs, Steven G. Wicks and Gerald A. Kalbfleisch, file this Complaint against Defendants, Putnam Investment Management, LLC and Putnam Retail Management, LLP (collectively "Putnam" or the "Defendants"), and allege as follows:

I. INTRODUCTION

1. Section 36(b) of the Investment Company Act of 1940 (the "ICA") imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to their receipt of compensation. Defendants provide investment management and other services to the Putnam family of mutual funds for compensation and have breached their fiduciary (and other) duties to those funds by receiving excessive fees.

2. The Plaintiffs are shareholders in several mutual funds (technically known as open-end registered investment companies) as identified on Exhibit 1 (the "Funds"). The Funds were formed, and are distributed, advised and managed, by the Defendants. Plaintiffs seek to recover all damages available pursuant to Section 36(b) of the ICA, including all compensation

received by the Defendants, directly or indirectly, from the Funds for the period beginning one year prior to the filing of this Complaint through the date of trial.

3. The present case does not seek class action status and is not subject to transfer to any multidistrict litigation proceedings currently pending, including those in the District of Maryland captioned In Re Mutual Funds Investment Litigation, MDL-1586. The Judicial Panel's basis for coordinating and consolidating the various individual actions that comprise MDL-1586 is that they "involve common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry." By contrast, this action does not involve allegations that Defendants or their affiliates have engaged in unlawful market timing, late trading, manipulation of closing net asset values, or similar conduct. This matter is brought solely under Section 36(b) of the ICA, and addresses Defendants' breach of their fiduciary duties imposed by that Section through their receipt of excessive fees.

4. Defendant Putnam Investment Management ("PIM") manages the Funds pursuant to a management agreement and receives substantial fees. Both in dollar terms and in comparison to fees received by Putnam for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive.

5. PIM's management activities include selecting and trading securities for the Funds to buy, sell or hold (the "Portfolio Selection Services") and providing administrative services. It receives a management fee from the Funds for these activities that is calculated as a percentage of total assets under management. That portion of the management fee attributable solely to Portfolio Selection Services is referred to herein as the "Portfolio Selection Fee."

6. All mutual funds, including the Funds, create economies of scale as assets under management increase. All of the Funds are large, with none smaller than $1 billion in assets

under management (see Exhibit 1). Some of the Funds are among the largest in the country, such as the Putnam Voyager Fund (with over $17 billion in assets) and the Fund for Growth and Income (with almost $20 billion in assets). The larger a portfolio, the greater the cost savings and benefits from economies of scale. It costs less to provide investment advisory services for each additional dollar of assets under management. Eventually, when portfolios become as large as the Funds, the cost of providing Portfolio Selection Services for each additional dollar of assets under management approaches zero.

7. Defendants (directly or through their affiliates) also provide Portfolio Selection Services to other institutional portfolios. The contracts for those services confirm the excessive nature of the fees received by PIM from the Funds. The Portfolio Selection Services that PIM provides to the Funds are identical to the portfolio selection services provided to other institutional clients by the Defendants, including through their affiliate "Putnam Advisory Company" or "PAC". However, unlike the advisory contracts between PIM and the Funds, the contracts that PAC negotiates with other institutional clients are the product of arms' length negotiations.

8. The fees received from the Funds by Defendants for Portfolio Selection Services are several times larger on a percentage basis and up to *hundreds* of times larger in total dollars than the fees received from the other institutional clients for the same services, even though the portfolios of other institutional clients are much smaller and do not offer the same economies of scale as the Funds. The much higher Portfolio Selection Fees that PIM receives from the Funds have not, could not have, resulted from arms' length negotiations.

9. In addition to the management fees received by PIM, the Defendants (including through their affiliate Putnam Retail Management ("PRM")) also receive fees ("Distribution

Word 35015880.1

Fees") pursuant to share distribution plans adopted under Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). Like the Portfolio Selection Fees, the 12b-1 Distribution Fees are based on a percentage of the net assets of the funds in the Putnam Fund Complex, including the Funds.

10. A large portion of 12b-1 Distribution Fees received by Defendants are properly payable *only* if the Funds' boards of directors find that there is a reasonable likelihood that the Plaintiffs and other holders of Fund shares would benefit from economies of scale through reduced advisory fees. These fees (the challenged portion of total Distribution Fees) shall be referred to as "Promotional Distribution Fees" (some portion of 12b-1 Distribution Fees are used for other purposes, such as paying contingent deferred sales commissions to broker-dealers who sell Putnam funds).

11. Although assets held by the Funds have indeed increased significantly over time, Defendants have failed to share the resulting economies of scale with Plaintiffs or other shareholders of the Funds. Instead, as assets increased, Defendants simply continued to receive from the Funds ever greater fees.

12. The receipt by Defendants of the Portfolio Selection Fees from the Funds constitutes a breach of their fiduciary and other duties to the Funds. The receipt by Defendants of the Promotional Distribution Fees also constitutes a breach of their fiduciary and other duties to the Funds.

13. Plaintiffs seek to (a) recover all fees and compensation received by the Defendants and their affiliates from the Funds in violation of Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), including all Portfolio Selection Fees and all Promotional Distribution Fees, (b) recover all other or further benefits resulting from the economies of scale created by the Funds but wrongfully retained by the Defendants, (c) rescind

the management agreements between Defendants and the Funds and, finally, (d) rescind the Distribution Plan because it was not approved as required by the ICA and receipt by Defendants of payments pursuant to that plan also breaches Section 36(b).

II. PARTIES

14. Plaintiff Steven G. Wicks is a resident of Bonita Springs, Lee County, Florida and is a shareholder in the Putnam Discovery Growth Fund, Putnam Fund for Growth and Income, Putnam Growth Opportunities Fund, Putnam Investors Fund, Putnam New Opportunities Fund, Putnam New Value Fund, Putnam Vista Fund and the Putnam Voyager Fund.

15. Plaintiff Gerald A. Kalbfleisch ("Kalbfleisch") is a resident of Belleville, St. Clair County, Illinois and is a shareholder in the Putnam Classic Equity Fund.

16. Defendant PIM is a Delaware corporation with its principal place of business in Boston, Massachusetts. PIM is registered as an investment adviser in Massachusetts and under the Investment Advisers Act of 1940 and is the investment adviser to the Funds.

17. Defendant PRM is a Massachusetts limited liability partnership with its principal place of business in Boston, Massachusetts. Putnam Retail Management is registered in Massachusetts as a broker/dealer and is affiliated with PIM (both are commonly owned by Putnam, LLC). PRM also serves as a principal underwriter for the Funds.

III. JURISDICTION AND VENUE

18. This action is brought pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b) and § 80a-12(b).

19. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

20. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(1) and (2). Defendants reside in this district and routinely transact business in this district. PIM is registered as an investment adviser in Massachusetts and Putnam Retail Management is registered in Massachusetts as a broker/dealer. Defendants advertise and market Fund shares in Massachusetts. Several of the Funds' trustees/directors live and work in Massachusetts.

IV. GENERAL ALLEGATIONS

The Investment Company Act of 1940

21. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisers such as Defendants. In the 1960s, it became clear to Congress that investment advisers to equity mutual funds were gouging those funds with excessive fees. As a result, § 36(b) was added to the ICA in 1970 (primarily to remedy excessive fees charged by mutual funds such as those owned by Plaintiffs) and created a federal cause of action for breach of fiduciary duty by investment advisers and their affiliates such as Defendants.

22. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by

> such registered investment company or by the security holders thereof to such investment adviser or person . . . .

The Portfolio Selection Fees

23. PIM receives a "management" fee from each of the Funds. The management fee compensates PIM for Portfolio Selection Services and certain limited "administrative" expenses (the bulk of administrative costs are received outside of and separately from the management fee.)

24. Although the Portfolio Selection Fees challenged may appear to be very small on a shareholder-by-shareholder basis, they are huge in absolute terms and, even on a shareholder-by-shareholder basis, cause a dramatic decrease in shareholders' investment returns over time. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns. . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001) [Exhibit 3].

25. The management fees received by PIM are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. Known as "breakpoints," this fee structure implicitly recognizes the existence of economies of scale and gives the appearance that the Funds share in those benefits. However, the initial management fee is too high, breakpoints are spaced too far apart, and the reductions made at breakpoints are far too small,

thereby depriving the Plaintiffs and the Funds of the benefits of the economies of scale created by the contribution of *their* capital to the Funds.

26. As Fund portfolios grow, they quickly create economies of scale and eventually the cost of servicing additional assets approaches zero. Breakpoints recognize these economies (the current breakpoints for each Fund are shown on Exhibit 4) but, as stated, are designed by Defendants to benefit themselves rather than the Funds.

27. For example, the first breakpoint for the Funds occurs at $500 million. Significant economies of scale are created by the Plaintiffs' and other shareholders' investments in the Funds long before this initial breakpoint, but they are not shared with the Funds. By the time assets under management reach $1 billion, these economies of scale are tremendous yet Defendants do not allow another breakpoint until that level and retain for themselves the benefits created by economies of scale between breakpoints.

28. A flat Portfolio Selection Fee (in dollars, not percentages) or a breakpoint approaching zero for very large portfolios such as those of the Funds would allow the Funds to capture economies of scale that belong to them under Section 36(b), while also allowing Defendants to earn a fair and competitive profit for their services.

29. The total management fee received by Defendants from each Fund consists of a pure Portfolio Selection Fee component and a much smaller administrative services component. Subtracting the administrative services component from the total management fee for each Fund leaves the Portfolio Selection Fee for each Fund.

30. The portion of the management fee paid by the Funds to PIM that is attributable to administrative costs is no more than 0.1% (10 basis points) of total Fund assets. Mutual funds from fund complexes other than Putnam, of comparable size and investment objectives, incur

administrative costs of less than 0.1% (10 basis points). For example, the American Funds' Washington Mutual Fund reports separately (unlike the Funds) the portion of the total management fee attributable to administrative costs. Those costs are 0.089% (8.9 basis points) of total net assets.

31. Furthermore, economies of scale also exist with respect to the administrative costs component of the management fee. For example, at the final breakpoint, the American Funds' Washington Mutual Fund pays an administrative cost fee as low as 0.04% (4 basis points) of net assets under management. Thus, the administrative costs component of a mutual funds' management fee declines as assets increase, thereby establishing by comparison that the administrative costs portion of the management fee charged by Defendants to the Funds is less than 0.1% (10 basis points) of total net assets.

32. The chart at Exhibit 5 sets forth the Portfolio Selection Fee received by Defendants during recent reported periods allowing a (generous) 0.1% of total net assets as the administrative cost portion of the management fee.

33. The Portfolio Selection Fees received by Defendants from the Funds are excessive.

34. Defendants' receipt and acceptance of the Portfolio Selection Fees for pure Portfolio Selection Services was (and continues to be) in breach of its fiduciary and other duties.

investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corporation*, 895 F.2d 861, 866 (2d Cir. 1990).

39. Defendants have done just what the SEC feared: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to retain and acquire new shareholders so that these shareholders will pay additional advisory fees that benefit them rather than the Plaintiffs and the Funds.

40. 12b-1 Distribution Plans must be reviewed annually by the Funds' board of trustees. In particular, the board must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). Defendants are required to furnish this information. 17 C.F.R. § 270-12b-1(d). In addition, minutes must be maintained to record all aspects of the boards' deliberation. On an annual basis, the board must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

41. The Funds' Distribution Plans have not been adopted in accordance with these rules. The board did not find that the Distribution Plans in general or the Promotional Distribution Fees in particular benefit the Funds or its shareholders by generating savings from economies of scale in excess of the cost of the plan. In fact, despite the dramatic growth in total assets held by the Funds, both the management fee (including the Portfolio Selection Fee) and total 12b-1 Distribution Fees (including Promotional Distribution Fees) received by Defendants

have grown over time, thus depriving the Funds of the benefit of these economies of scale in breach of Defendants' fiduciary and other duties.

42. For example, for the first full fiscal year the Putnam Voyager's 12b-1 plan was in effect (ending July 31, 1991), its shareholders paid less than $2 million in 12b-1 Distribution Fees. 12b-1 Distribution Fees grew to over $60 million as of Voyager's last reported fiscal year, and remain at similar excessive levels to the present date.

43. Over that same time, total management fees for the Putnam Voyager Fund soared from $4.6 million (or approximately $0.04 per share) to nearly $84 million (or over $0.08 per share) as of Voyager's last reported fiscal year, of which nearly $66 million is for pure Portfolio Selection Services. Total management fees, and the Portfolio Selection Fees, remain at similar excessive levels to the present date.

44. Similarly, for the first full fiscal year the Putnam Fund for Growth and Income's 12b-1 Distribution Plan was in effect (ending July 31, 1991), its shareholders paid $4.5 million in 12b-1 Distribution Fees. As of the most recent reporting, those fees had grown to approximately $75 million and remain at similar excessive levels to the present date.

45. Over that same time, total management fees for the Fund for Growth and Income soared from just over $11 million (or approximately $0.054 per share) to over $84 million (or $0.073 per share), of which nearly $66 million was for pure Portfolio Selection Services. Total management fees, and the Portfolio Selection Fees, remain at similar excessive levels to the present date.

46. The Promotional Distribution Fee portion of these fees increased along with total 12b-1 Distribution Fees. These fees have produced no benefits to Fund shareholders; rather, they have served only Defendants, just as the SEC feared when it found that:

> the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted.

Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Funds' Distribution Plans violate the intent and purpose of Rule 12b-1, the Distribution Fees are entirely a waste of fund assets and their receipt by Defendants violates Section 36(b).

47. The Distribution Plan itself underscores the absence of any benefit to the Plaintiffs or holders of shares in the Funds other than Y Class shareholders. The Funds issue a class of institutional shares (called "Y Shares") the holders of which pay *no* 12b-1 Distribution Fees (including Promotional Distribution Fees). This class of shares was created to meet the demands of institutional investors who refused to purchase mutual fund shares obligating them to pay 12b-1 Distribution Fees because they and Defendants, unlike Plaintiffs and the holders of shares in other share classes, clearly understand that the payment of such fees benefits only Defendants.

48. The existence of this "12b-1 fee free" class of shares demonstrates that the Funds' Distribution Plans should never have been adopted or continued year after year. If the economies of scale created by additional assets (including those prompted by the Promotional Distribution Fees) were shared with the Funds (as required by the enabling rule), then the institutional holders of the "12b-1 free" Y Shares would be eager to pay them and obtain their benefit. The benefits created by economies of scale were not shared with the Plaintiffs or the Funds, the adoption and continuation of the Promotional Distribution Fees is contrary to Rule 12b-1 and their receipt by Defendants violates Section 36(b).

49. Furthermore, as the purpose of Promotional Distribution Fees is to increase the assets held by the Funds, as assets have increased, the Promotional Distribution Fees should decline as assets increase, especially when caused by a generally rising market. This has not happened. In fact, much of the increase in Promotional Distribution Fees is due to a rising equity market, and not due to any promotional activities of Defendants. The Dow Jones Industrial Average (the "Dow") rose from 2753 in 1990 to approximately 10,000 today, even after the recent years of market turmoil. This market expansion alone greatly increased 12b-1 Promotional Distribution Fees with no additional work or effort on behalf of Defendants.

50. Despite the fact that Plaintiffs and the other Fund shareholders have enjoyed no benefits from the Promotional Distribution Fees, and despite the fact that the Funds' Distribution Plan allowed Defendants to extract additional and excessive compensation from the Funds, the directors of the Funds approved, year after year, continuation of the Plan in violation of both Rule 12b-1 and § 36(b).

51. Plaintiffs, on behalf of the Funds, are entitled to recover the Promotional Distribution Fees received (and continuing to be received) by Defendants.

The *Gartenberg* Test

52. As set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) (decided long before today's computer and internet capabilities existed and before the in-depth studies by the GAO and SEC), the test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Id.* at 928. Stated differently, "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable

relationship to the services rendered and could not have been the product of arm's length bargaining." *Id.*

53. The Defendants' receipt of fees from the Funds for Portfolio Selection Services breaches their fiduciary duties under § 36(b) because they are excessive. The Portfolio Selection Fees negotiated with other institutional clients (*i.e.*, clients other than the Funds or other Putnam funds) for managing *smaller* portfolios are substantially *less* than the Portfolio Selection Fees received from the Funds. That is because the Funds' fee schedule does *not* "represent[] a charge within the range of what would have been negotiated at arms-length." In fact, the fees charged to the Funds have never been within or near such a range. Moreover, this information has either been withheld by Defendants from the Funds' board of trustees (and also from the shareholders), or the board has failed to properly consider the information.

54. Similarly, the Promotional Distribution Fees do not "represent[] a charge within the range of what would have been negotiated at arm's-length." Indeed, when an arms length negotiation takes place, the result is that *no* 12b-1 Distribution Fees are paid. When institutional investors wish to retain Defendants to manage their assets, they either purchase shares in Putnam funds (including the Funds) through Y Shares (which pay no 12b-1 Distribution Fees) or through separate accounts (that pay no Distribution Fees and have significantly lower Portfolio Selection Fees).

55. In applying the *Gartenberg* test, all pertinent facts must be weighed in determining whether a fund manager's fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been negotiated at arms' length. Here,

each factor demonstrates that receipt of the Portfolio Selection and Promotional Distribution Fees by the Defendants violated (and continues to violate) § 36(b):

(1) Economies of Scale

56. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services (including Portfolio Selection Services) to clients such as the Funds. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. At some point (a point exceeded by the Funds), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the Funds' securities or additional contributions by current or new shareholders) approaches zero.

57. For example, the cost of providing Portfolio Selection Services to the Funds may be $X for the first $100 million of assets under management but the cost for providing those same services for the next $100 million is a mere fraction of $X. This is true in part because each Fund's portfolio investment objectives are set forth in their offering documents and additional dollars contributed by shareholders are simply invested in the same core portfolio of securities. In addition, when assets under management increase in value over time as markets rise or existing shareholders purchase additional shares (with no change in the composition of the Funds' portfolios or number of shareholders), there are no additional Portfolio Selection Service costs incurred by PIM.

58. The benefits created by these economies of scale belong to the Funds and the Plaintiffs, not the Defendants or their affiliates.

59. Technology has lowered the costs to Defendants of providing the Portfolio Selection Services. For example, it has become far easier and less expensive to obtain research

about potential investments, and to communicate with the Funds and their shareholders, than regulators and courts in the early days of Section 36(b) could ever have imagined. Defendants benefit from the widespread use of computers with exponentially greater computing power today than those of 20 years ago, company and stock research is readily and instantly available on the Internet, and Defendants are able to transact business with current and potential shareholders on the Internet. All of this dramatically lowers Defendants' costs and should have resulted in significantly lower Portfolio Selection Fees over time. Instead, those fees (in both percentage and dollar terms) have not declined as they should have but increased because of Defendants' violation of their fiduciary duties.

60. These economies of scale exist at the individual fund level (including the Funds) and at the complex or family of funds level (meaning all funds advised by the Defendants considered together). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

61. Notable academic research confirms the long-standing existence of significant economies of scale in the mutual fund industry that are not passed on to shareholders. *See,* John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, 26 J. Corp. L. 610 (2001) (the "Freeman & Brown Study") [Exhibit 6].

62. Furthermore, both the Securities and Exchange Commission (the "SEC") and the Government Accounting Office (the "GAO") also confirmed, in June of 2000, that economies of scale exist in the provision of Portfolio Selection Services. See SEC Report at 30-31 [Exhibit 7]; Government Accounting Office, Report on Mutual Fund Fees to the Chairman, Subcommittee on

Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Exhibit 8].

63. Courts have also found that these economies of scale exist. *Migdal v. Rowe Price Fleming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001). Even the mutual fund industry's lobbying arm, the Investment Company Institute ("ICI"), admits that mutual funds exhibit economies of scale. Thus, it cannot be disputed that extensive and significant economies of scale exist in the provision of investment advisory services, in particular Portfolio Selection Services, by advisers or affiliates such as Defendants to mutual funds such as the Funds.

64. One simple example of economies of scale is when total assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at *zero* additional variable cost: there is no change in the securities held in the portfolios or the number of shareholders in the Funds.

65. The Defendants have benefited from economies of scale resulting from pure market appreciation. On January 1, 1990, the Dow Jones Industrial Average was at 2753. When the decade closed on December 31, 1999, the Dow was at 11,497 (more than a four-fold increase). If a mutual fund merely held the stocks that comprise the Dow, and did nothing, the Portfolio Selection Fees and Promotional Distribution Fees would have nearly quadrupled absent meaningful breakpoints (an absence suffered by the funds) or unless the advisers dramatically reduced their fees (also not the case here).

66. Today, even following three years of a turbulent market, the Dow Jones Industrial Average remains at approximately 10,000, representing a three-and-one-half times increase from the levels of 1990. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional

costs in providing Portfolio Selection Services for the additional assets generated in the Funds by such market growth.

67. Another simple example of benefits arising through no effort on the part of the Defendants yet creating considerable economies of scale occurs when the Funds' assets under management grow because of additional investments by current shareholders. Once again, no additional client relationship is established (or related costs incurred) and economies of scale are created by the shareholders of the Funds, the benefits of which must be shared with the Funds. Still, Defendants have failed to meaningfully reduce the Portfolio Selection Fees in either percentage or dollar terms.

68. These facts regarding economies produced by market appreciation are confirmed by the GAO and by the Freeman and Brown Study. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by a growth in costs) [Exhibit 8]; Freeman & Brown Study. [Exhibit 6 at p. 619-21].

69. The assets in the Funds have grown dramatically over the past dozen years along with the growth generally in the stock market. For example, as of 1991, total assets in Voyager and Growth and Income amounted to $3.7 billion. Total assets in those two Funds alone is now approximately $37 billion, roughly ten times larger. Similar growth has occurred in the other Funds.

70. Defendants have benefited greatly from this growth in Fund assets as their receipt of fees exploded. For example:

a. For the fiscal year ended July 31, 1991, the Putnam Voyager Fund had approximately $1 billion in assets under management. PIM received approximately $5 million in management fees and its affiliates received approximately $2 million in total 12b-1 fees. By July 31, 2003, fund assets had soared to nearly $19 billion while management fees received by Defendants jumped to approximately $84 million and 12b-1 Distribution Fees soared to over $60 million.

b. For the fiscal year ended October 31, 1991 the Putnam Fund for Growth and Income had approximately $2.5 billion in assets under management. Defendants took in approximately $11 million in management fees and $4.5 million in total 12b-1 Distribution Fees. By October 31, 2003, fund assets had increased to nearly $21 billion, management fees received by Defendants soared to over $84 million and 12b-1 Distribution Fees exploded to over $75 million.

71. The other Funds have produced similarly dramatic increases in fees received by Defendants, and for all Funds those dramatic increases continue as of the present date.

72. While the size of the Funds has grown dramatically, the nature and quality of the Portfolio Selection Services rendered by Defendants has not changed. Indeed, the number of securities held in each of the Funds' portfolios has remained fairly constant, suggesting that the research associated with providing the Portfolio Selection Services was unchanged even as the dollars in the Funds' portfolios grew dramatically. For example, the Voyager Fund held 163 securities as of 1991, and only 152 as of 2003. The Fund for Growth and Income held 248 securities as of 1992, and 209 as of 2003. While the number of securities fluctuates over time, at best Portfolio Selection Services should show only minor changes in total cost, as the service has not changed significantly.

73. Despite this, the Portfolio Selection Fees and the Promotional Distribution Fees received by Defendants have grown dramatically, increasing in almost exact proportion with the

increase in Fund assets, capturing all benefits from economies of scale and paying no heed to the actual cost of providing those services.

74. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) resulted in Portfolio Selection Fees that were (and remain) (a) grossly disproportionate to the Portfolio Selection Services, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

75. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) also resulted in Promotional Distribution Fees that were (and remain) (a) grossly disproportionate to any actual or potential benefit they could have created, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

76. Acceptance of the excessive Portfolio Selection Fees and the Promotional Distribution Fees by Defendants was (and remains) a breach of their fiduciary and other duties to the Funds.

(2) Comparative Fee Structures

77. A mutual fund is a single investment portfolio for Defendants, as is any other institutional portfolio. Accordingly, with respect to the Portfolio Selection Services and the Portfolio Selection Fees, a mutual fund is no different than any other institutional investor.

78. Other institutional investors (including Y Share investors in the Funds) do not pay Promotional Distribution Fees. Instead, the cost of any distribution activities are paid by Defendants from the management fees received from those institutional investor. In contrast, the Defendants receive enormous Promotional Distribution Fees from the Funds. Therefore, the

great discrepancy between the management fees that Defendants receive from other institutional investors as compared to those received from the Funds is actually understated because the management fees received from other institutional investors includes all costs of marketing and distribution.

79. Defendants and their affiliates provide advisory services to other institutional clients for substantially lower fees. The fees received from other institutional clients are properly compared to those same fees received by Defendants from the Funds for Portfolio Selection Services. The Freeman & Brown Study explains:

> Strong analogies . . . can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. [Exhibit 6 at 653].
>
> * * *
>
> [A] mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." [Exhibit 6 at 629 n.93].

80. The Freeman and Brown study accurately explains the similarity between the provision of Portfolio Selection Services to a mutual fund, like the Funds, and other institutional investors with similar investment objectives.

81. Similarly, the respected mutual fund analyst firm *Morningstar* has concluded that there should be no difference between management fees charged to mutual funds (retail products) and other institutional clients:

> Fees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added costs of servicing small accounts, those expenses needn't show up in the management fees.

Kunal Kapoor, *The Standards That We Expect Funds to Meet*, Morningstar, December 8, 2003.

82. Any additional administrative costs incurred by PIM from servicing small retail mutual fund accounts are recovered through separate administrative fees in addition to the Portfolio Selection Fee. For example, in addition to the management fee, for fiscal 2003 the Funds paid separately for "investor servicing and custodian fees" (amounting to almost $35 million for the Voyager Fund and over $29 million for the Growth and Income Fund alone), compensation of trustees, other "administration" services and 12b-1 distribution fees, including Promotional Distribution Fees. Each of the Funds also pays millions in unspecified "other" expenses, a charge that for Voyager and Growth and Income alone amounted to nearly $28 million in fiscal year 2003. Defendants continue to receive these additional, separate administrative fees at similar (excessive) levels to the present date.

83. Putnam Advisory Company, LLC ("PAC") is an affiliate of Defendants that enters into management contracts with other institutional clients. The management fees received by PAC from institutional investors can be properly compared to the fees for pure Portfolio Selection Services received by Defendants from the Funds. PAC shares office space, resources and advisory personnel with Defendants and provides identical portfolio management services. PAC reports its securities holdings jointly with Defendants on a form prepared and signed by Defendants.

84. PAC manages a stock portfolio for the Pennsylvania Public School Employees' Retirement System (the "Pennsylvania Retirement System"). The Pennsylvania Retirement System portfolio managed by PAC is comparably sized to the smaller Funds but is dwarfed by the larger Funds. However, the total management fee received by PAC from the Pennsylvania Retirement System is *far lower* (in percentage and dollar terms) than the fee for pure Portfolio Selection Services received by Defendants from any of the Funds. Further, the Pennsylvania

Retirement System fee *includes all administrative and distribution expenses* (the Pennsylvania Retirement System pays no Promotional Distribution Fees or other 12b-1 Distribution Fees). Finally, in what is clearly the result of an arms' length bargain, PAC agreed to dramatically better breakpoints than those agreed to with the Funds. The total management fees charged to the Pennsylvania Retirement System are compared to the Portfolio Selection Fees charged by Defendants to the Funds in Exhibit 9.

85. PAC also manages a stock portfolio for the State Board of Administration of Florida (the "Florida SBA"). As with the Pennsylvania Retirement System portfolio, the Florida SBA portfolio is significantly smaller than the Funds' portfolios. Once again, despite the Florida SBA's significantly smaller size, the management fee (which includes all administrative and distribution expenses) received by PAC from the Florida SBA is far lower (in percentage and dollar terms) than the fee for just the pure Portfolio Selection Services received by Defendants from the Funds. Again, the Florida SBA pays no Promotional Distribution Fees or other 12b-1 Distribution Fees. Also, like the agreement with the Pennsylvania Retirement System (in what is again clearly the result of an arms' length bargain), PAC agreed to dramatically better breakpoints than those agreed to with the Funds.

86. Because the fee received from other institutional clients *includes* all administrative and distribution expenses, the portion of the fee received from other institutional clients for pure Portfolio Selection Services is actually *less* than the amounts shown in the tables at Exhibit 9, thereby underscoring Defendants' violation of 36(b). By comparison, the *total* expense burden (*i.e.*, including all administrative and 12b-1 expenses) for the Putnam Voyager Fund's Class A shares is 1.02% (102 basis points) and for the Putnam Fund for Growth and

Income A shares is 0.9% (90 basis points). The total fee burden is even higher for the other Funds.

87. In short, the Portfolio Selection Fees (as a percentage of assets) received by Defendants are at least *double,* frequently *triple,* and, at certain breakpoints, *quadruple* those received from much *smaller* institutional clients for the very same advisory services. When considered in dollar terms (rather than as a percentage), the Portfolio Selection Fees received by Defendants from the Funds are up to *hundreds* of times larger than the fees paid by some institutional clients with much smaller portfolios invested in the same securities.

88. There is no legitimate basis for this marked disparity in fees received by Defendants from the Funds when compared to fees received by them or their affiliates from other institutional clients. The Defendants recover the additional administrative costs associated with large numbers of shareholders through separate administrative fees received from the Funds, and therefore the different identity of the owner of the pool of funds invested has no impact on Portfolio Selection Services or Fees. The Freeman and Brown study explains why the identity of the portfolio owner does not justify higher Portfolio Selection Fees:

> The [fund] manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower.

Freeman & Brown Study at 627-28 [Exhibit 6]. The "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72 [Exhibit 6].

89. The significant economies of scale created solely by virtue of the Plaintiffs' and other shareholders' investment dollars in the Funds have been unlawfully retained by the

Defendants, and Promotional Distribution Fees have been received by Defendants despite a lack of benefit to the Funds or their shareholders, in violation of Section 36(b).

(3) Fallout Benefits (Indirect Profits) Attributable to the Funds

90. Defendants also indirectly profit because of "fallout benefits" attributable to the Funds. These profits are above and beyond those received through Portfolio Selection Fees and other fees.

91. Fallout benefits include the attraction of new customers for other funds or products offered by Defendants, cross selling Defendants' other funds and services to current Fund shareholders, and other benefits associated generally with the development of goodwill and the creation and growth of a client base for Defendants.

92. Another profitable fallout benefit received and retained by Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits from broker-dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other business to the broker-dealers. While the existence of such arrangements has been known, details of the increased costs to the Funds and the concomitant benefits received and retained by Defendants have not been disclosed.

93. In breach of their fiduciary duties owed to the Funds, Defendants direct the payment of excessive commissions to securities broker-dealers to execute trades for the Funds in exchange for which they receives and retain soft-dollars (a form of rebate or kickback). These soft-dollars are paid for by the Funds and the Plaintiffs in the form of higher commissions (depriving the Funds of the best execution of trades), yet benefit Defendants.

94. These soft-dollars can amount to payments surpassing the total Portfolio Selection Fees and 12b-1 Distribution Fees paid to the Defendants. From 1995 to 2003, the Funds paid

just under $400 million for executing trades with soft-dollar brokers. If Defendants had sought and obtained the best execution for these trades without the soft-dollar kickbacks, the Funds and the Plaintiffs would have saved approximately $227 million - money that was improperly retained by Defendants at the Funds' expense. Defendants continue to improperly retain the Funds' money in this manner to the present date.

95. Soft-dollar and other fallout benefits are either not quantified and shared with the Funds' board of trustees (even though the board cannot determine the fairness of any fee without having this information), or the board of trustees fails to properly consider fallout benefits when evaluating the fees paid to Defendants.

96. According to the SEC, "[s]oft-dollar arrangements create incentives for fund advisers to (i) direct fund brokerage based on the research provided to the adviser rather than the quality of execution provided to the fund, (ii) forego opportunities to recapture brokerage costs for the benefit of the fund, and (iii) cause the fund to overtrade its portfolio to fulfill the adviser's soft-dollar commitments to brokers." Memorandum from Paul F. Roye, director of the SEC Division of Investment Management, June 2003.

97. As noted by the SEC, institutional investors other than mutual funds that negotiate at arms' length often negotiate "soft dollar" or commission recapture programs and directly participate in the benefits wrongfully retained by Defendants from the Funds and the Plaintiffs. The Funds and their board of trustees could, but do not, negotiate such arrangements and, instead, Defendants have usurped that opportunity for their exclusive benefit.

98. Defendants and their affiliates also receive other benefits or "kickbacks," either directly or indirectly, such as transfer agency and custodian fees. These fees automatically increase as the assets under management and the number of shareholders in the Funds increase.

For fiscal 2003, transfer and custodian fees alone add up annually to just under 19 basis points (0.19%) for Voyager and 14 basis points (0.14%) for Growth and Income in *additional* revenue for Defendants and their affiliates, Putnam Fiduciary Trust Company and Putnam Investor Services. These affiliates receive similar fees from the other Funds while comparable fees paid by other institutional investors are either included in the overall management fee negotiated at arms' length or cost far less through Defendants or competitive third party providers. Defendants and their affiliates continue to receive these additional fees at similar (excessive) levels to the present date.

99. Defendants also benefit from securities lending arrangements where they "loan" out securities owned by the Funds (*e.g.*, to short sellers) for a fee. Defendants retain those benefits even though the securities loaned belong not to them but to the Funds.

100. These and other fallout benefits are required to be disclosed to the Funds' board of trustees as part of the total mix of information necessary to determine the reasonableness of the Portfolio Selection Fee and the reasons for. a 12b-1 Distribution Plan and the related Promotional Distribution Fees. Even without considering the fallout benefits, the Portfolio Selection and Promotional Distribution Fees are excessive in both percentage and dollar terms. After considering the fallout benefits, these fees are obscene and their receipt by Defendants violates § 36(b) of the Investment Company Act of 1940.

(4) The Nature and Quality of the Services Provided to the Funds' Shareholders

101. The nature of the Portfolio Selection Services provided to the Funds is straightforward: Defendants select (buy, sell or hold) and trade, at its discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants'

other institutional clients even though the Funds are charged a dramatically higher Portfolio Selection Fee as a percentage of assets under management and in dollar terms.

102. The quality of the Portfolio Selection Services provided to the Funds by Defendants is also precisely the same (because the services are the same) as the quality of the Portfolio Selection Services provided to the other institutional clients. However, Plaintiffs pay Defendants dramatically higher fees (in percentage and absolute dollar terms) because the Portfolio Selection Fees are not even close to the range of fees produced by the arms' length negotiations with Defendants' other institutional clients (even before considering the enormous additional fallout benefits received by Defendants).

103. Furthermore, the Defendants' services to the Funds are even more overpriced when performance is considered. For the three fiscal years ended July 31, 2003, investors paid management and shareholder service fees of $514 million for Voyager and Grown and Income alone, despite a loss of 33% in 2001, a loss of 32% in 2002 and a minimal gain of 1.5% in 2003 (compared to a 2003 gain of over 10% from the S&P 500 index). In fact, over the last decade, Defendants or their affiliates received $1.3 billion in management and 12b-1 Distribution Fees from the Voyager Fund alone, even though that Fund significantly underperformed the Standard & Poor's 500 stock index (performance that can be purchased at a significantly lower cost).

104. Also, between 1993 and 2002, Defendants liquidated, renamed or merged 44 mutual funds, in large part due to poor performance (liquidation or merger allows Defendants to remove a fund's poor track record from their reported performance). The nature and quality of Portfolio Selection Fees provided to the Funds totally fail to justify the cost.

105. The nature of services provided for the Promotional Distribution Fee is also straightforward: Defendants take money from current Fund shareholders in an effort to attract

new shareholders to the Funds ostensibly so that all shareholders can enjoy cost savings from economies of scale. The existence of Y Shares tells the story: the use of Promotional Distribution Fees has never achieved the desired (and required) cost savings, should never have been approved or continued by the Funds' board of trustees, and violates Section 36(b) of the ICA.

(5) The Profitability of the Fund to the Adviser-Manager

106. The profitability to Defendants of managing the Funds is a factor that the Court may consider. Intuitively, it is obvious that the fees charged to others in arms' length negotiations is the best indicator of profitability to Defendants; those negotiations must result in profitable relationships or investment managers (such as Defendants) intending to stay in business would be required to charge a higher fee. Therefore, managing the Funds (and receiving much higher Portfolio Selection Fees and Promotional Distribution Fees than from other institutional clients) is highly profitable to Defendants.

107. For example, Defendants received approximately $84 million in management fees from Voyager Fund during its most recent fiscal year. Of that, at least $66 million is for pure Portfolio Selection Services. In 1990, the *total* management fee, including all expenses and pure Portfolio Selection Services, amounted to less than $5 million. The receipt of such a dramatic increase in fees for pure Portfolio Selection Services (in the face of dramatic economies of scale) while Putnam manages comparable (but much smaller) portfolios for a much smaller fee is in breach of Defendants' fiduciary and other duties to the Funds.

108. Defendants received almost $85 million in management fees from the Fund for Growth and Income during its most recent fiscal year. Of that, as much as $65 million is for pure Portfolio Selection Services. In 1991, the *total* management fee, including all expenses and

pure Portfolio Selection Services, amounted to just over $11 million. The receipt of such a dramatic increase in fees for pure Portfolio Selection Services (in the face of dramatic economies of scale) while Putnam manages comparable (but much smaller) portfolios for a much smaller fee is a breach of Defendants' fiduciary and other duties to the Funds.

109. The total Portfolio Selection Fee received by Defendants from each Fund is shown on the attached Exhibit 5.

110. Furthermore, each dollar of Promotional Distribution Fees received by Defendants directly increases Defendants' profitability in an equal amount. These fees, by definition, are received by Defendants to cover their expenses, not those of the Funds (under the theory that those expenses would ultimately save the Plaintiffs and the Funds money). The amount of these fees has been steadily increasing. For 1991, the Voyager Fund paid less than $2 million in 12b-1 Distribution Fees. For the year ending July 31, 2003, that fund paid 12b-1 Distribution Fees of $65 million. Similarly, in 1991, the Fund for Growth and Income paid $4.5 million in 12b-1 fees. For the year ending October 31, 2003, that fund paid 12b-1 Distribution Fees of over $75 million. The amount of Promotional Distribution Fees increased proportionately with total 12b-1 Distribution Fees for these and all of the Funds.

111. As discussed above under "comparative fee structures," Defendants and their affiliates have entered into advisory agreements with other institutional clients where Defendants accept *total* management fees (including both Portfolio Selection Fees and payment of all administrative, distribution and other costs) that quickly step down to as low as 15 basis points (0.15%) to manage portfolios that are typically much smaller than those of the Funds. Even on the conservative assumption that *all* of the other institutional clients' fee was for Portfolio Selection Services, it is still dramatically smaller in percentage terms (and obscenely so in dollar

terms) than the same fees received from the comparably sized or significantly larger Funds, and is not within the range established by Defendants with its other customers when negotiating at arms' length. Defendants would not agree to provide advisory services for a fee of as low as 15 basis points (or less) if it were not profitable to do so. Therefore, the immense profitability of the Funds' management for the same services is self-evident.

112. Furthermore, the availability of Y Shares for institutional clients (shares free from all 12b-1 distribution fees) further establishes that the Promotional Distribution Fees received by PRM constitute pure profit to Defendants.

(6) The Independence and Conscientiousness of the Trustees (or Directors)

113. As the GAO Report noted, the "external management" structure of most mutual funds (including the Funds) creates a potential conflict of interest between a fund's shareholders and its adviser. [Exhibit 8]. The United States Supreme Court has stated that the disinterested director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

114. The disinterested directors (or trustees) are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all agreements with Defendants and reviewing the reasonableness of the Portfolio Selection Fees and Promotional Distribution Fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the adviser's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Exhibit 8]. These responsibilities necessarily require the directors to rely on information provided by

Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations.

115. In considering whether to approve advisory agreements between the Defendants and the Funds, the trustees are required to review and consider specific factors, and to make certain comparisons, to ensure that any agreement is in the best interests of the Fund and its shareholders (rather than just the Defendants). The SEC has recognized that this inquiry includes the following specific factors:

> (1) the nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors.

116. In addition, the SEC has recognized that a fund's trustees must compare the fees and services to be provided by the adviser in any proposed contract with a fund with those in other investment advisory contracts, such as contracts between the same (and other) investment advisers with other investment companies (*i.e.*, mutual funds) or other types of clients (*e.g.*, pension funds and other institutional investors). On information and belief, Defendants failed to provide this information to the Funds' trustees who in turn failed to make or consider this comparison.

117. A majority of the Funds' directors must be "disinterested" as defined in § 10 of the Investment Company Act. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, even in connection with so-called disinterested directors, the lack of conscientiousness in reviewing the fees paid to the Defendants, and/or lack of adequate information provided by the Defendants to the directors in connection with their approvals of the

advisory agreements, and the control of management over the board in reviewing the fees are *not* presumed. Rather, they are all relevant factors in determining whether the Defendants have breached their fiduciary duties to the Funds and to the Plaintiffs.

118. Despite the structural protections of independent directors envisioned by the Investment Company Act, the Funds' trustees have been subverted by Defendants and no longer serve in their "watchdog" role.

119. Either the Defendants have failed to satisfy their fiduciary duty under the Investment Company Act to provide the Funds' directors with all information reasonably necessary for them to do their jobs, including determining the fairness of the Portfolio Selection Fee and the Promotional Distribution Fee, or that information has not been properly considered by the directors.

120. Jack Bogle, founder of the Vanguard Group, one of the largest mutual fund complexes in the world, commented during an interview on the failure of mutual fund boards of directors to meet their duties under the Act:

> Q: We've talked about how the [mutual fund] industry could do a better job. How about the fund directors?
>
> A: Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Morningstar Interviews...Jack Bogle, Founder of the Vanguard Group, Kathryn Haines and Russ Kinnel, www.morningstar.net, posted June 5, 1998.

121. Similarly, a United States District Court Judge recently quoted Warren Buffet, the "legendary investor and chairman of the Berkshire Hathaway Group," on the lack of independence and diligence of mutual fund boards of directors:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management – whether management was good, bad or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F.Supp.2d 373, 383 (S.D.N.Y. 2002)(citation omitted).

122. The dependence of the Funds' disinterested directors on the Defendants, and the domination and undue influence exerted on the directors by the Defendants, is evidenced by the following facts:

a. Each of the Funds is governed by a common and interlocking board of directors initially selected (and constantly dominated by) the Defendants.

b. All 101 different Putnam mutual funds are "overseen" by *one common board* of 12 directors, 10 of whom are considered "disinterested." The directors are paid from $203,000 to $388,000 for approximately 24 days of board meetings each year. The Funds have also adopted (and pay for) a non-contributory, defined benefit pension plan for each director serving more than five years. The Defendants have *de facto* control over directors' compensation and the nature and duration of director meetings and other aspects of the Funds' corporate governance, thereby depriving the Funds of the independence owed to them by the trustees.

c. Each of the Funds, and all funds within the Putnam Fund Complex, share common fiduciary advisers (*i.e.*, the Defendants or their affiliates). The Defendants created these relationships and continue to dominate in their execution.

d. Each of the Funds, and all funds within the Putnam Fund Complex, share a common distributor affiliated with the Defendants (*i.e.*, the Funds' shares are sold by an affiliate of the Defendants).

e. Trustees in the mutual fund industry almost without exception rely wholly on the fund manager to provide them with what is known in the industry as a "15c Report" (also called a "Lipper Package"). The 15c Report includes information about what other mutual fund investment advisors charge their mutual fund clients but does not include data about Defendants' or other advisors' other institutional clients (as that data is withheld by fund managers from the trustees). Fund managers use the data in the 15c Report to ensure that their fees fall within the range of fees charged by their "competitors," an industry of price gougers, rather than to ensure that the Portfolio Selection Fees received by Defendants are independently fair to the Funds. Here, either Defendants have followed this industry practice and failed to provide the correct information to the trustees, or the trustees have failed to consider properly the information provided.

f. Each of the Funds, and all funds within the Putnam Fund Complex, have access to a common line of credit arranged by the Defendants to assist in managing money flows in the Funds (*e.g.*, to meet shareholder redemptions). The fees pertaining to such credit facility are shared equally by the Funds and all other funds within the Putnam Fund Complex (thereby also again demonstrating benefits from economies of scale).

COUNT I
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Fees from Economies of Scale)

123. The Plaintiffs repeat and reallege paragraphs 1 through 122, inclusive, of this complaint.

124. Defendants have received, and continue to receive, excessive Portfolio Selection Fees attributable to the extraordinary economies of scale created by the Plaintiffs and the Funds.

125. Defendants have breached, and continue to breach, their ICA § 36(b) fiduciary duty to the Funds by receiving and retaining these excessive fees.

126. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including the "amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

127. Plaintiffs repeat and reallege paragraphs 1 through 122, inclusive, of this complaint.

128. The Portfolio Selection Fees received by PIM are and continue to be disproportionate to the services rendered and not within the range of what would have been negotiated at arms' length in light of all the surrounding circumstances (or the range of what has been negotiated at arms' length with the Defendants' other institutional clients). Instead, they are dramatically higher than those negotiated or that would be negotiated in any arms' length negotiation.

129. In receiving excessive advisory fees, and failing to put the interests of the Funds, the Plaintiffs, and the Funds' other shareholders ahead of their own interests, PIM breached its statutory fiduciary duties to the Funds and the Plaintiffs.

130. Defendants have breached, and continue to breach, those statutory ICA § 36(b) fiduciary duties to the Funds by accepting excessive and inappropriate compensation. Plaintiffs and the Funds seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-1 Promotional Distribution Fees and Extraction of Additional Excessive Compensation)

131. Plaintiffs repeat and reallege paragraphs 1 through 122, inclusive, of this complaint.

132. The Promotional Distribution Fee extracts additional compensation for advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the assets of the Funds have grown considerably, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds, precisely as feared by the SEC.

133. In failing to pass along economy of scale benefits from the Promotional Distribution Fees, and in continuing to authorize, assess and collect Promotional Distribution Fees pursuant to the Funds' 12b-1 Distribution Plan, despite the fact that no benefits inured to Plaintiffs or the Funds, Defendants violated their ICA § 36(b) fiduciary duty by receiving excessive and inappropriate compensation. Plaintiffs seek, pursuant to § 36(b) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including all Promotional Distribution Fees and any further "amount of payments received from" the Funds.

WHEREFORE, Plaintiffs and the Funds demand judgment as follows:

a. Declaring that the Defendants violated and continue to violate § 36(b) of the ICA and that any advisory agreements and Distribution Plans entered into between them and the Funds are void *ab initio*;

b. Preliminarily and permanently enjoining the Defendants from further violations of the ICA;

c. Awarding damages against the Defendants in an amount including all Portfolio Selection Fees and Promotional Distribution Fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation and continuing through the trial of this case;

d. Awarding any further "actual damages resulting from [Defendants'] breach of fiduciary duty," including any further "amount of payments received from" the Funds;

e. Awarding interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

f. Awarding prospective relief in the form of reduced Portfolio Selection Fees and Promotional Distribution Fees in the future based not simply upon a percentage of assets formula, but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets under management in the Funds; and

g. Such other and further relief as may be proper and just.

Dated: May 17, 2004

Respectfully submitted,

David E. Marder (BBO #552485)
Marc N. Henschke (BBO #636146)
Jonathan D. Mutch (BBO #634543)
Robins, Kaplan, Miller & Ciresi LLP
111 Huntington Ave.
Boston, MA 02199
(617) 267-2300

EXHIBIT E

MAR 10 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

FILED
MAR - 6 2003
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST LOUIS OFFICE

GUY MILLER and RONALD H. BECHERER,

Plaintiffs,

vs.

MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ALLIANCE CAPITAL MANAGEMENT, L.P., and ALLIANCE FUND DISTRIBUTORS, INC.,

Defendants. **No. 01-CV-00192-DRH**

MEMORANDUM AND ORDER

HERNDON, District Judge:

I. Introduction

Before the Court is Defendants' motion to dismiss Plaintiffs' second amended complaint (Doc. 104). Plaintiffs oppose the motion. This case concerns the distribution and management of mutual funds. On April 25, 2001, Guy Miller and Ronald Becherer filed an amended complaint against Defendants, Mitchell Hutchins Asset Management, Inc. ("Mitchell Hutchins"), Alliance Capital Management, L.P., and Alliance Fund Distributors, Inc., alleging violations of the **Investment Company Act of 1940 ("ICA")**, as amended, **15 U.S.C. § 80a-1** ***et seq*** (Doc. 2). Plaintiffs Miller and Becherer are shareholders in the PaineWebber Growth Fund and the Alliance Premier Growth Fund, Inc., respectively. Both Mitchell

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Hutchins and Alliance Capitol Management, L.P., are registered as investment advisers under the ICA. Mitchell Hutchins is a distributor and principal underwriter of the PaineWebber Fund, and Alliance Fund Distributors, Inc., a wholly owned subsidiary of Alliance Capital Management, L.P., is the distributor and principal underwriter of the Alliance Fund. Plaintiffs seek to recover advisory fees and distribution fees paid by the funds on the basis that the advisory plans and distribution plans are unlawful under the ICA and that the fees are unreasonable and excessive under the ICA and must be returned.

On July 20, 2001, Defendants moved to dismiss Plaintiffs' amended complaint, arguing that Plaintiffs had not plead sufficient facts to state a cause of action against Defendants. The Court agreed and dismissed Plaintiffs' amended complaint. The Court allowed Plaintiffs until April 1, 2002 to file a second amended complaint that comported with the Court's order, the Federal Rules of Civil Procedure, and the Local Rules of the Southern District of Illinois.

Subsequently, on April 1, 2002, Plaintiffs filed a second amended complaint against Defendants (Doc. 99). The second amended complaint contains four (4) counts: Count I alleges breach of fiduciary duty under **ICA § 36(b)** for excessive investment advisory fees; Count II alleges breach of fiduciary duty under **ICA § 36(b)** for receipt of excess profits from economies of scale; Count III alleges Defendants violated **ICA § 36(b)** by collecting excess distribution fees and extracting additional compensation for advisory services; and Count IV alleges Defendants violated **ICA § 12(b)** by implementing unlawful distribution plans. Defendants filed a second motion to dismiss Plaintiffs' second amended complaint, arguing that Plaintiffs have failed to plead the requisite facts to establish legally cognizable claims under **§§ 36(b)** and **12(b)** of the ICA. For the following reasons, the Court grants in part and denies in part Defendants' motion (Doc. 104). The Court finds that Plaintiffs have stated a claim as to Counts I, II, and III; however, Plaintiffs have failed to state a claim as to Count IV.

II. Analysis

A. Motion to Dismiss Standard

When ruling on a motion to dismiss for failure to state a claim, the district court assumes as true all facts well-pled plus the reasonable inferences therefrom and construes them in the light most favorable to the plaintiff. ***Fries v. Helsper*, 146 F.3d 452, 457 (7th Cir. 1998)(citing *Wiemerslage Through Wiemerslage v. Maine Township High Sch. Dist. 207*, 29 F.3d 1149, 1151 (7th Cir. 1994))**. The question is whether, under those assumptions, the plaintiff would have a right to legal relief. ***Id.*** This standard also has been articulated:

> [U]nder "simplified notice pleading," . . . the allegations of the complaint should be liberally construed, and the "complaint should not be dismissed for failure to state a claim unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief."

***Lewis v. Local Union No. 100 of Laborers' Int'l Union*, 750 F.2d 1368, 1373 (7th Cir. 1984)(quoting *Conley v. Gibson*, 355 U.S. 41, 46-47 (1957)). Accord**

***Fries*, 146 F.3d at 457; *Vickery v. Jones*, 100 F.3d 1334, 1341 (7th Cir. 1996).**

The Seventh Circuit has reiterated the liberal standard governing notice pleading:

> It is sufficient if the complaint adequately notifies the defendants of the nature of the cause of action . . . . As the Supreme Court has recently reminded us, the Federal Rules of Civil Procedure do not permit us to demand a greater level of specificity except in those instances in which the Rules specifically provide for more detailed elaboration. See Leatherman v. Tarrant County Narcotics Intelligence & Coordination Unit, 507 U.S. 163, 168 (1993).

***Duda v. Bd. of Educ. of Franklin Park Pub. Sch. Dist. No. 84*, 133 F.3d 1054, 1057 (7th Cir. 1998); *See also Kaplan v. Shure Bros., Inc.*, 153 F.3d 413, 419 (7th Cir. 1998)**. In fact, the Seventh Circuit has instructed that a plaintiff's claim *must* survive a **12(b)(6)** dismissal motion if relief could be granted under *any* set of facts that could be proved consistent with the allegations. ***Hi-Lite Prods. Co. v. Am. Home Prods. Corp.*, 11 F.3d 1402, 1409 (7th Cir. 1993)**.

B. Plaintiffs' § 36(b) Claims

Defendants contend that Plaintiffs' allegations as to Counts I, II, and III fail to state a claim under **§ 36(b)** of the ICA. The Court disagrees. **Section 36(b)** provides that an investment advisor has a fiduciary duty with respect to the receipt of compensation. **15 U.S.C. § 80a-35(b)**. Shareholders may bring direct private causes of action under **§ 36(b)** against investment advisors "for breach of fiduciary duty in respect of . . . compensation" paid by a fund. ***Id.*** The plaintiff bears the "burden of proving a breach of fiduciary duty." **15 U.S.C. § 80a-35(b)(1)**. A fee is excessive, and thus a breach of the investment advisor's fiduciary duty under **§ 36(b)**, if it is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." ***Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982)(dismissing derivative actions after a non-jury trial).**

Although the Seventh Circuit has not had occasion to set an excessive fees standard, the Fourth Circuit in ***Midgal***, as well as other lower courts, have applied the ***Gartenberg*** standard. ***See, e.g., Midgal v. Rowe Price-Flemming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001); *King v. Douglas*, 973 F. Supp. 707, 722 (S.D. Tex. 1996); *Krantz v. Fid. Mgmt. & Research, Co.*, 98 F. Supp.2d 150, 158 (D. Mass. 2000).**

Gartenberg identified six factors to evaluate the disproportionality of a fee: (1) the nature and the quality of the services provides to the fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) economies of scale in operating the fund as it grows larger; (5) comparative fee structures; (5) fallout benefits, i.e. indirect profits to the advisor attributable in some way to the existence of the fund; and (6) the independence and conscientiousness of the directors. ***See Krinsk v. Fund Asset Mgmt.*, 875 F.2d 404, 409 (2d Cir. 1989)(citing *Gartenberg*, 694 F.2d at 929-30)**. At the pleading stage, a complaint must plead facts that would show that the fees are so disproportionately large that they bear no reasonable relationship to the services rendered.

In this case, Plaintiffs have plead sufficient facts with respect to Counts I, II, and III to survive a **12(b)(6)** motion to dismiss.[1] Plaintiffs' second amended complaint sufficiently pleads facts regarding the nature and quality of the services provided (*see* Doc. 99 ¶ 44-54), the profitability of the funds to the adviser-managers (*see* Doc. 99 ¶ 55, 56), and the economies of scale in operating the funds (*see* Doc. 99 ¶ 57-64). The second amended complaint discusses, in detail, comparative fee structures (*see* Doc. 99 ¶ 65-81). It also discusses the fallout benefits (*see* Doc. 99 ¶ 82-87) and the independence and conscientiousness of the directors (*see* Doc. 99 ¶ 88-98). The Court finds that these allegations comply with the requirements set forth in ***Midgal*** and are sufficient to state a legally cognizable cause of action under **ICA § 36(b)** for purposes of Defendants' motion to dismiss. As such, the Court denies Defendants' motion to dismiss as to Counts I, II, and III.

C. Plaintiffs' § 12(b) Claim

Defendants also assert that Plaintiffs have failed to state a cause of action under **§ 12(b)** of the ICA because **§ 12(b)** does not provide a private right of action, or, alternatively, because any action under **§ 12(b)** is derivative and Plaintiffs have failed to plead demand or demand futility. Because the Court finds that any cause of action Plaintiffs may have under **§ 12(b)** is derivative, the Court need not

[1]Although Counts I and III appear quite similar, Count I addresses the *advisory* fees Defendants charged, while Count III addresses the *distribution* fees Defendants charged. These fees are separate fees (*see* Doc. 99 ¶ 3-5).

address whether § 12(b) does, in fact, provide a private right of action. To determine whether claims brought under the ICA are direct or derivative, the Court must look to the law of the defendant fund's state of incorporation.[2] ***Kamen v. Kemper Fin. Servs.*, 500 U.S. 90, 97-99 (1991).**

Under Massachusetts law, a shareholder may not directly bring claims that belong to the corporation. ***Bessente v. Bessente*, 434 N.E.2d 206, 208 (Mass. 1982).** To determine whether a claim belongs to the corporation, a court must inquire whether the shareholder's injury is distinct from the injury suffered generally by all of the shareholders as owners of corporate stock. ***Jackson v. Stuhlfire*, 547 N.E.2d 1146, 1148 (Mass. App. Ct. 1990).**

Similarly, under Maryland law, a court must examine the nature of the wrong alleged in the complaint to determine whether it states a direct, rather than derivative, cause of action. Under Maryland law,

> [g]enerally . . . a stockholder cannot maintain an action at law against an officer or director of the corporation to recover damages for fraud, embezzlement, or other breach of trust which depreciated the capital stock . . . . Where directors commit a breach of trust, they are liable to the corporation, not to its creditors or stockholders. . . .

***Waller v. Waller*, 187 Md. 185, 189-90 (1946).** Moreover, "[w]hen an injury falls equally on all shareholders and no special relationship between the plaintiff and the defendant [exists that] might create a duty other than that owed to the corporation,

[2]Massachusetts law governs the PaineWebber Fund and Maryland law governs the Alliance Fund.

there is no direct cause of action in a shareholder." ***Olesh v. Dreyfus Corp.*, 1995 WL 500491, *7 (E.D.N.Y. Aug. 8, 1995)**.

As stated in the Court's previous order dismissing Plaintiffs' first amended complaint, any cause of action Plaintiffs may have under **§ 12(b)** is derivative in nature. This Court has already concluded that there appears to be no direct cause of action under **§ 12(b)** of the ICA in this case. In fact, Exhibits 7 and 8 to Plaintiffs' second amended complaint demonstrate that the 12b-1 fees are paid from the funds as fund operating expenses (*see* Doc. 99, Exh. 7, p. 6, Exh. 8, p. 5). Exhibit 9 shows the same (*see* Doc. 99, Exh. 9, p. 22). This indicates that Plaintiffs are suing *on behalf of the funds* to recover excessive distribution fees paid *by the funds*. Further, Plaintiffs, themselves, acknowledge in Count IV that they are suing Defendants for "violation of the fiduciary duty owed by them *to the [f]unds*," not to the shareholders (Doc. 99, ¶ 122)(emphasis added). As such, the second amended complaint asserts a cause of action under **§ 12(b)** that is for alleged injury to the funds, and only derivatively to stockholders such as Plaintiffs. Because Plaintiffs are asserting a derivative cause of action, the Court must address the issue of demand and demand futility.

Like most states, Maryland both requires demand as a norm and excuses demand when the request would be futile. ***Kamen v. Kemper Fin. Servs., Inc.*, 939 F.2d 458, 460 (7th Cir. 1991)(citing *Waller v. Waller*, 187 Md. 185, 191-92 (1946); *Eisler v. E. States Corp.*, 182 Md. 329, 333 (1943))**. A demand is futile only if the directors' minds are closed to argument. ***Id.* at 462**. Demand on the board of directors is excused where "(1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." ***Werbowsky v. Collomb*, 766 A.2d 123, 144 (Md. App. Ct. 2001)**. Similarly, under Massachusetts law, whether demand is excused as futile turns on whether "a majority of directors are alleged to have participated in the wrongdoing, or are otherwise interested." ***Harhen v. Brown*, 730 N.E.2d 859, 865 (Mass. 2000)**. Also, futility must be plead with particularity. ***Id.***

In this case, Plaintiffs have plead neither facts establishing demand nor facts establishing demand futility. In fact, in their response to Defendants' motion to dismiss, Plaintiffs only argue that their cause of action is direct, rather than derivative, and as such, they are not required to plead demand or demand futility. This is directly contrary to what this Court explicitly held in its previous order granting Defendants' first motion to dismiss. As such, Plaintiffs opted, *at their peril*, not to plead facts establishing demand or demand futility in their second amended complaint. Because Plaintiffs have had three opportunities to correctly plead a cause of action under **§ 12(b)** of the ICA, the Court finds that Count IV of Plaintiffs' second amended complaint should be dismissed with prejudice.

III. Conclusion

For the above stated reasons, the Court finds that Plaintiffs have stated a cause of action under **§ 36(b)**; however, Plaintiffs have failed to state a cause of action under **§ 12(b)**. Accordingly, the Court **GRANTS in part** and **DENIES in part** Defendants' motion to dismiss Plaintiffs' second amended complaint (Doc. 104). The Court **DISMISSES with prejudice** Count IV of Plaintiffs' second amended complaint. Counts I, II, and III remain.

IT IS SO ORDERED.

Signed this 6th day of March, 2003.

David R. Herndon

DAVID R. HERNDON
United States District Judge

4/1/02

FILED
02 APR -1 PM 2:
U.S. DISTRICT COURT
EAST ST. LOUIS OFFICE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

GUY E. MILLER,
RONALD H. BECHERER,
RICHARD AND DOROTHY NELSON,
LOIS CAMPBELL
MONTIE J. HILL, AND
DENNIS D. PRICE,

Plaintiffs,

v.

MITCHELL HUTCHINS ASSET
MANAGEMENT, INC., ALLIANCE
CAPITAL MANAGEMENT, L.P., and
ALLIANCE FUND DISTRIBUTORS, INC.,

Defendants.

CASE NO. 01-CV-0192-DRH

SECOND AMENDED CLASS ACTION COMPLAINT

Plaintiffs, Guy E. Miller, Ronald H. Becherer, Richard and Dorothy Nelson, Lois Campbell, Montie J. Hill, and Dennis D. Price sue Defendants, Brinson Advisors, Inc. (formerly known as Mitchell Hutchins Asset Management, Inc.), Alliance Capital Management, L.P., and Alliance Fund Distributors, Inc., and allege:

I. INTRODUCTION

1. Plaintiffs are shareholders in various open-end registered investment companies (or mutual funds) created, sold, advised, and managed with other funds as part of fund families or complexes by Defendants (collectively the "Funds"). Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the Funds.

2. Each of the Funds owned by Plaintiffs is a member of a fund complex governed by a common board of directors or trustees (the "Fund Complex" or, where appropriate, the "Alliance Complex," the "Brinson Complex," or the "Fund Complexes"). Within these Fund Complexes, Plaintiffs and other shareholders pay Defendants (a) advisory fees for providing pure investment advice ("Investment Advisory Services") and (b) management fees for administrative services. These fees are based on a percentage of the net assets of each fund in the Fund Complexes.

3. The pure Investment Advisory Services Defendants provide to the Fund Complexes are identical to the Investment Advisory Services Defendants provide to other clients, such as institutional clients and other mutual funds, and entail the precise same costs (in fact, the advisors, analysts, research data, physical plant, and other aspects of Defendants' Investment Advisory Services are shared between the mutual funds and the other clients).

4. In some instances, Defendants charge separate advisory fees for the Investment Advisory Services and the administrative services. In other instances, Defendants charge a combined fee for the Investment Advisory Services and the administrative services. In either case, the fees Defendants receive from the Funds for pure Investment Advisory Services are directly comparable to (although considerably higher than) the fees Defendants receive from other clients for the identical services.

5. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Fund Complexes pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each fund in the Fund Complexes. Defendants purportedly collect these fees in order to grow or

stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Investment Company Act of 1940

6. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees. As a result, § 36(b) was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

7. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person . . . .

8. Although § 36(b) was enacted to remedy excessive fees charged by equity funds, it is legally applicable to all types of mutual funds. Most cases interpreting § 36(b), including *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 929 (2d Cir. 1982), have (unlike this case) involved money market funds. Money market funds have a completely different cost structure, rendering them incomparable to actively managed funds that invest in

securities, which are held for longer periods of time and fluctuate in value. *See* Securities and Exchange Commission, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) (the "SEC Report"), at 18 (excluding money market funds from study because of different cost structure) **[Ex. 1]**.

9. In addition, since *Gartenberg* was decided in 1982, the widespread use of computers (with exponentially greater computing power than those of 20 years ago), the availability of research on the Internet, and the ability of fund advisers to transact business with current and potential shareholders on the Internet has dramatically lowered the costs of providing advisory and distribution services in ways the *Gartenberg* court could not have foreseen nor considered.

10. In the past decade, the assets managed by Defendants within the Fund Complexes have grown dramatically.

a. In 1990, the entire Alliance Complex had approximately $4.6 billion in assets under management, and Alliance received 1.01% of those assets, or $46.5 million, in fees. In 2000, the Alliance Fund Complex's assets had soared to over $71 billion (a multiple of 15) while fees jumped to 1.63% of those assets, or almost $1.2 billion (a multiple of 25).

b. In 1991, the entire Brinson Complex had $262 million in assets under management, and Brinson received 1.14% of those assets, or approximately $3 million, in fees. In 2000, the Brinson Fund Complex's assets had soared to over $7 billion (a multiple of over 28) while fees jumped to 1.29% of those assets, or over $96 million (a multiple of 32).

11. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants have changed little, if at all. Meanwhile, the distribution and advisory fees paid to Defendants have grown dramatically. In addition, Defendants have become even more profitable because of previously unthinkable advances in technology. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

12. The gross disproportionality of the fees paid to Defendants is also demonstrated by a comparison of the fees they receive from other clients (including other mutual funds) for the same services. In some cases Defendants charge the Funds fees at a rate 500% (and more) greater than that charged to these other clients. In particular, Defendants charge these other clients as little as 11 basis points (.11%) for the identical services for which Plaintiffs are charged between 50 and 93 basis points (.50% and .93%). [Further allegations regarding comparative fees are set forth *infra* at ¶¶ 65 to 81.]

13. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical Investment Advisory Services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

14. The existence of economies of scale has been recently confirmed by both the Securities and Exchange Commission (the "SEC") and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that

economies of scale exist in the provision of Investment Advisory Services. *See* SEC Report at 30-31 [Ex. 1]; Governmental Accounting Office, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 2]. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp. L. 610 (2001) (the "Freeman & Brown Study") [Ex. 3]. [Further allegations regarding economies of scale are set forth *infra* at ¶¶ 57 to 64.]

15. The fees paid to Defendants are technically approved by the Funds' boards of directors. A majority of the Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties. [Further allegations regarding the independence and conscientiousness of the directors are set forth *infra* at ¶¶ 88 to 98.]

16. Although the fees challenged may appear to the Court to be very small on a shareholder-by-shareholder basis, *see Gartenberg*, 694 F.2d at 929, they cause a dramatic

decrease in Plaintiffs' investment returns over time. Arthur Levitt, the immediate past Chairman of the SEC, was critical of what he called the "tyranny of compounding high costs:"

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), *in* 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

17. In this action, Plaintiffs seek to rescind advisory agreements and distribution plans and to recover the total fees charged by Defendants or alternatively to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b).

Rule 12b-1 Distribution Plans

18. Defendants charge Plaintiffs and other shareholders distribution fees to promote the sale of fund shares *to new shareholders*. Prior to 1980, the use of shareholder funds to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

19. After intense lobbying by the mutual fund industry (including PaineWebber, Brinson's predecessor), the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued (correctly) that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

20. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of shareholder funds to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corporation*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants.

21. Defendants have adopted 12b-1 Distribution Plans for all of the Funds in the Fund Complexes. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under

state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

22. Despite the dramatic growth in assets managed by Defendants (see, *supra*, ¶ 10), both the advisory and distribution fees charged by Defendants have grown. For example, the distribution fees paid by the PaineWebber Growth & Income Fund to Brinson increased from $3,232,266 in fiscal 1995 to $6,023,712 in fiscal 2000, while the advisory fee per share, rather than decreasing as it should have, increased from $0.14 per share in fiscal 1995 to $0.23 per share in fiscal 2000 (an increase of 64%). The distribution fees paid by the Alliance Premier Growth Fund to Alliance Distributors increased from $1,950,049 in fiscal 1995 to $153,450,405 in fiscal 2000, while the advisory fee per share, rather than decreasing as it should have, increased from $0.12 per share in fiscal 1995 to $0.33 per share in fiscal 2000 (an increase of 175%).

23. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." *Bearing of Distribution Expenses by Mutual Funds*, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1, and are entirely a waste of fund assets.

24. Most (if not all) of the Funds in both the Brinson Complex and the Alliance Complex issue a class of institutional shares which are ***excluded*** from the burden of paying ***any***

12b-1 distribution fees, thereby demonstrating that the Distribution Plans are unnecessary and are only in place to gouge the retail mutual fund investors.

25. In addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, the distribution fees are based on the net asset value of the Funds and not on distribution activity, if any, by Defendants, such as number of shares sold. Consequently, a significant portions of the fees paid to Defendants are derived from market increases in the net asset value of the fund, independent of any distribution activity by Defendants. By way of example, the Dow Jones Industrial Average (the "Dow") rose form 2753 in 1990 to 11,497 by the end of 1999, an event that quadrupled asset-based fees with no additional work by or cost to Defendants.

26. Despite the fact that Plaintiffs and the other Fund shareholders have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Fund Complexes have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b). [Further allegations regarding the independence and conscientiousness of the directors are set forth *infra* at ¶¶ 88 to 98.] Plaintiffs are entitled to recover the distribution fees they have paid to Defendants.

II.
PARTIES

27. Plaintiff Guy E. Miller ("Miller") is a resident of O'Fallon, Illinois, and a shareholder at all relevant times of the PaineWebber PACE Large Company Value Equity

Investments Fund (formerly known as the PaineWebber Growth and Income Fund) (the "PACE Fund"). The PACE Fund is a registered investment company under the Investment Company Act of 1940, and is a series of the PaineWebber PACE Select Advisors Trust (the "PACE Select Advisors Trust"), a Delaware business trust.

28. Plaintiffs Richard and Dorothy Nelson ("Nelsons") are residents of Caseyville, Illinois, and shareholders of the Brinson Strategy Fund (formerly known as the PaineWebber Strategy Fund) (the "Brinson Strategy Fund"). The Brinson Strategy Fund is a registered investment company under the Investment Company Act of 1940 and a Massachusetts business trust.

29. Plaintiff Lois Campbell ("Campbell") is a resident of Gaithersburg, Maryland, and a shareholder of the Brinson Tactical Allocation Fund (formerly known as the PaineWebber Tactical Allocation Fund) (the "Brinson Tactical Allocation Fund"). The Brinson Tactical Allocation Fund is a registered investment company under the Investment Company Act of 1940 and a Massachusetts business trust.

30. Defendant Brinson Advisors, Inc. (formerly known as Mitchell Hutchins Asset Management, Inc.) ("Brinson") is a Delaware corporation and an Illinois licensed broker-dealer. Brinson is also registered as an investment adviser under the Investment Advisers Act of 1940 and is the investment adviser to, and distributor and principal underwriter of, the PACE Fund, the Brinson Strategy Fund, the Brinson Tactical Allocation Fund, and other Funds in the Brinson Complex.

31. The PACE Fund, the Brinson Strategy Fund, and the Brinson Tactical Allocation Fund are all part of the Brinson Complex, a family of mutual funds advised and distributed by Brinson and governed by a common board of trustees or directors.

32. Plaintiff Ronald H. Becherer ("Becherer") is a resident of New Athens, Illinois, and a shareholder of the Alliance Premier Growth Fund, Inc. (the "Alliance Premier Growth Fund"). The Alliance Premier Growth Fund is a registered investment company under the Investment Company Act of 1940 and a Maryland corporation.

33. Plaintiff Montie J. Hill ("Hill") is a resident of O'Fallon, Illinois, and a shareholder of the Alliance Growth and Income Fund, Inc. (the "Alliance Growth and Income Fund"). The Alliance Growth and Income Fund is a registered investment company under the Investment Company Act of 1940 and a Maryland corporation.

34. Plaintiff Dennis D. Price ("Price") is a resident of Troy, Illinois, and a shareholder of the Alliance Quasar Fund, Inc. (the "Alliance Quasar Fund"). The Alliance Quasar Fund is a registered investment company under the Investment Company Act of 1940 and a Maryland corporation.

35. Defendant Alliance Capital Management, L.P. ("Alliance Capital" or, where appropriate "Alliance") is a corporation organized under the laws of the State of Delaware. Alliance Capital is registered as an investment adviser under the Investment Advisers Act of 1940 and advises the Alliance Premier Growth Fund, the Alliance Growth and Income Fund, the Alliance Quasar Fund, and other Funds in the Alliance Complex.

36. Defendant Alliance Fund Distributors, Inc. ("Alliance Distributors" or, where appropriate and collectively with Alliance Capital, "Alliance") is a Delaware corporation, an Illinois licensed broker-dealer and is a wholly-owned subsidiary of Alliance Capital. Alliance Distributors is the distributor and principal underwriter of the Alliance Premier Growth Fund, the Alliance Growth and Income Fund, the Alliance Quasar Fund, and other Funds in the Alliance Complex.

37. The Alliance Premier Growth Fund, the Alliance Growth and Income Fund, and the Alliance Quasar Fund are all part of the Alliance Complex, a family of mutual funds advised and distributed by Alliance and governed by a common board of trustees or directors.

III.
JURISDICTION AND VENUE

38. This action is brought pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

39. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

40. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

41. All conditions precedent have been performed or have occurred.

IV.
GENERAL ALLEGATIONS

The *Gartenberg* Test

42. As set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) (decided long before today's computer and internet capabilities existed and before the in-depth studies by the GAO and SEC), the test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Id.* at 928. In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable

relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

43. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court, and this Court, have specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Fund Complexes violate § 36(b):

(1) The Nature and Quality of the Services Provided to the Fund Shareholders

44. The ***nature*** of the Investment Advisory Services provided to Plaintiffs is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional clients (albeit at a dramatically lower cost). The materials provided by Defendants to the Fund board members establish that the nature of these services has remained unchanged despite dramatic growth in underlying assets and advisory revenues.

45. The ***quality*** of the Investment Advisory Services provided to the Funds by Defendants is also precisely the same (because the services are the same) as the quality of the Investment Advisory Services provided to Defendants' institutional clients. The Funds receive no more, and no less, from Defendants than Defendants' institutional clients. However, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with institutional clients.

46. The quality of Defendants' Investment Advisory Services has, in recent years, been lackluster at best. However, the quality (or lack thereof) of the services has not been considered by the boards of directors of the Funds in setting the fees for the services.

47. For example, over the last three years the Alliance Premier Growth Fund is in the 80th performance percentile of all domestic large cap growth funds; the Alliance Quasar Fund is in the 92nd performance percentile of all domestic small cap growth funds; and the Alliance Growth and Income Fund is in the 12th performance percentile (although it has recently fallen to the 27th performance percentile for the last 12 months). In spite of these results, no merits based advisory fee reduction has been demanded or approved by the Alliance Complex's board of directors, and no fee adjustment distinction has been drawn between the better performing Growth and Income Fund and its disastrous sister funds, proving that quality is a non-factor in the board's fee decisions.

48. Furthermore, while Alliance, in some instances, charges its mutual funds advisory fees at a rate as much as 6-7 times (or more) than its institutional clients, a review of Alliance's 2000 10K annual report shows that in the aggregate, advisory fees to mutual funds average – across the board in all categories – 2.1 to 3.3 times more than the arm's-length fees negotiated with Alliance's institutional clients.

49. As for Brinson, the quality of the Investment Advisory Services it provided to the Brinson Complex was so bad that Brinson (*not* the Fund Complex's presumptively disinterested directors) determined that it was no longer fit to provide Investment Advisory Services to the Brinson Complex. Instead, Brinson retained subadvisors. As reflected in the minutes of the October 6, 2000 board meeting for the Brinson Complex, Brinson contracted with sub-advisors and agreed to pay them significantly lower advisory fees than those Brinson had previously

charged to manage their own funds. *See* Minutes of the Brinson Board Meeting on Oct. 6, 2000 (BA 01448-01576) [Ex. 13-L].

50. Thus, the ***nature*** of the services rendered by Brinson changed dramatically in October 2000 when Brinson began to employ sub-advisers. Instead of continuing to provide its admittedly inferior Investment Advisory Services, Brinson now purportedly "provides portfolio management oversight principally by performing initial reviews of prospective sub-advisers and supervising and monitoring the performance of those sub-advisers." *See* PaineWebber Growth and Income Fund and PACE Large Company Value Equity Fund Combined Proxy Statement and Prospectus (Dec. 27, 2000) ("PaineWebber/PACE Combined Proxy & Prospectus"), at Q&A Section (BA 00765-00768), 20 (BA 00793) [Ex. 14].

51. For example, Brinson hired three sub-advisers for the PACE Fund: State Street Global Advisers (for 50% of the PACE Fund's assets), Institutional Capital Corporation (for 25% of the PACE Fund's assets) and Westwood Management Corporation (for 25% of the PACE Fund's assets). State Street, ICAP, and Westwood receive sub-advisory fees equal to .15, .30% and .30%, respectively, of the net value of assets each subadvisor manages. Despite having sub-contracted its sub-advisory duties due to its own admittedly poor performance, Brinson still charges the fund the same .80% advisory fee, .60% of which is for pure Investment Advisory Services. *See* Rule 30(b)(6) Dep. of Paul Schubert, Jan. 30, 2002 ("Schubert Dep."), at 117 [Ex. 4]. Brinson simply retains the amount of the fee not paid to the sub-advisers. Therefore, Brinson receives .475% of the net asset value of the PACE Fund, more than *twice* the total fee paid to the sub-advisors who are actually managing the money, for merely choosing the sub-advisers and then "supervising" and "monitoring" them, which in reality amounts to virtually no services at all.

52. As a result of the restructuring, Brinson was able to discontinue some of the services it had previously provided to shareholders. For instance, it closed its internal equity research program and no longer performs those services. In breach of its duty to disclose, Brinson did not inform the Board members whether closing the equity research department resulted in any cost savings that should have been taken into account when the advisory fees were approved. *See* Rule 30(b)(6) Dep. of Amy Doberman, Jan. 29, 2002 ("Doberman Dep."), at 157-59 [Ex. 5]. Brinson was also able to reduce by *half* the number of employees it had originally assigned to supervise and monitor its subadvisors but, again, this was not disclosed by Brinson to the Fund Complex board. Doberman Dep. at 55-56 [Ex. 5].

53. The Brinson Strategy Fund, the Brinson Tactical Allocation Fund, and other index funds within the Brinson Complex receive Investment Advisory Services of a totally different nature and quality. These funds are index funds and, according to the SEC, index funds are typically managed for 45 basis points less than actively managed funds. SEC Report at 31 ("[T]he operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund.") [Ex. 1]. This is because "[w]hen a portfolio/fund is passively managed, there is no stock picking (active management) involved. ... An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. ... Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management." Freeman & Brown Study at 639 [Ex. 3].

54. Although the manager of an index fund should be paid far less than managers of active funds because of the nature and quality of the reduced services provided, Brinson violated

its fiduciary duty by charging the *same* excessive fee it charged to actively managed funds and by failing to disclose that fact to the Brinson Complex board and the fund shareholders.

(2) The Profitability of the Fund to the Adviser-Manager

55. *Gartenberg* "demand[s] that the 'profitability of the fund to the adviser' be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" Freeman & Brown Study at 661 [Ex. 3]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Both the incremental and full costs of the services provided by Defendants to the Funds demonstrate the disproportionate and excessive profits Defendants receive for these services. A review of Defendants' incremental costs of providing advisory services to Plaintiffs demonstrates that the incremental costs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. In addition, a review of Defendants' full costs of providing advisory services, based on the financial information available to Plaintiffs (with virtually no discovery from Alliance and very limited discovery from Brinson), also demonstrates the enormous profitability to Defendants of managing the Funds, even given the questionable assumptions underlying the allocation of costs made by Defendants. *See* Schubert Dep. at 35, 40-42, 141 (showing that the one person responsible for allocating costs amongst the Funds has relocated to Zurich, Switzerland, leaving no written procedures or manuals or any identified person to allocate this past year's costs) [Ex. 4].

56. In addition, as discussed below under "comparative fee structures" (*infra* at ¶¶ 65 to 81), Defendants have entered into advisory agreements with other mutual funds and institutional clients where Defendants have agreed to accept fees as low as 11 basis points

(.11%). *See* Investment Advisory Agreement between Alliance Capital and Vanguard World Funds (June 22, 2001) [Ex. 15]; Vanguard U.S. Growth Fund Prospectus (Dec. 28, 2001) [Ex. 10]. This compares with 74 basis points (.74%) for the average fund in the Alliance Complex and 61 basis points (.61%) for the average fund in the Brinson Complex. Because Defendants would not agree to provide advisory services for a fee of 11 basis points (.11%) if it were not profitable to do so, the immense profitability to Defendants of a fund paying six or seven times what other clients pay for the same services is self evident.

(3) Economies of Scale in Operating the Fund as it Grows Larger

57. Courts and the SEC have uniformly stated that there are significant economies of scale benefiting mutual fund investment advisors. *See Migdal v. Rowe Price Fleming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001). These economies of scale exist not only fund by fund but, as Brinson admits, also exist with respect to the entire Fund Complexes and even with respect to an investment advisor's entire scope of operations, including services provided to institutional clients. *See* Doberman Dep. at 86, 161-64 [Ex. 5]. Brinson's former general counsel, Victoria Schonfeld, also noted that mutual funds provide economies of scale. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 Bus. Law 107 (1993)) [Ex. 3].

58. The clearest example of economies of scale is when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as Brinson admits and the GAO confirms, it is possible for the advisor to service the additional assets with *zero* additional costs. *See* Schubert Dep. at 196-97 [Ex. 4]; GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 2]. In other words, an investment advisor can

advise a fund that doubles in size purely because of market forces with *no* increased costs because the services are unchanged. This fact is extremely important given that the bulk of recent growth in the mutual fund industry has come from portfolio appreciation. GAO Report at 9 [Ex. 2]. Accordingly, investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part." Freeman & Brown Study at 619 n.43 [Ex. 3].

59. The foregoing is illustrated by reviewing the performance of the stock market during the decade of the 1990s. On January 1, 1990, the Dow was at 2753. When the decade closed on December 31, 1999, the Dow was at 11,497 (more than a four-fold increase). If a mutual fund merely held the stocks that comprise the Dow, and did nothing, its fees would have quadrupled.

60. The Freeman & Brown Study also found that economies of scale exist in connection with advisory fees: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Freeman & Brown Study at 620 [Ex. 3]. Moreover, "[t]he GAO's investigators recently found a general consensus that fund operations benefit from economies of scale, as well as strong evidence that economies of scale should exist." Freeman & Brown Study at 621 (also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is *costless*) [Ex. 3].

61. Brinson has explicitly relied on economies of scale to justify merging funds to the directors and shareholders of those funds. *See* Doberman Dep. at 193, 207-08 [Ex. 5];

PaineWebber/PACE Combined Proxy & Prospectus at Q&A Section (BA 00765), 19 (BA 00792) [Ex. 14].

62. A review of Alliance's financial statements contained in its year 2000 Annual Report as filed with the SEC are illustrative of the economies of scale at work in its advisory business. The statements show:

a) From 1996 through 2000, Alliance's institutional assets grew from approximately $120 billion to about $258 billion – a 20.4% growth rate.

b) During this period, revenues from institutional advisory services grew from $271 million in 1996 to $541 million in 2000 – a growth rate of 18.8% – which demonstrates that economies of scale are being passed on to institutional clients.

c) Mutual fund assets under management also grew at a fast rate. Domestic mutual fund assets grew from $609 million in 1996 to $157 billion in 2000 – a growth rate of 18.1%

d) This phenomenal growth rate in mutual fund assets not only produced ***no*** economies of scale for Alliance's retail mutual fund customers, fees actually ***increased faster*** than the growth in assets. Fees went from $485 million in 1996 to $1.7 billion in 2000 – a growth rate of 36.8% – making a mockery of the concept of economies of scale.

See Annual Report of Alliance Capital Management, L.P., for Fiscal Year 2000 on Form 10-K ("Alliance 2000 Annual Report") [Ex. 11].

63. The advisory fees Alliance Capital charges other mutual funds further evidence the existence of economies of scale and also demonstrate that the advisory fee it charges the Alliance Premier Growth Fund is excessive. For example, Alliance Capital sub-advises a fund in the Brinson Complex, the PACE Large Company Growth Equity Investments (the "PACE

Growth Fund"), which has approximately $440 million in net assets. Pursuant to Alliance Capital's contract with Brinson, Alliance Capital provides all necessary advisory services to 60% of the net assets of the PACE Growth Fund for an advisory fee of only 30 basis points (.30%). Alliance provides the same advisory services to the entire Alliance Premier Growth Fund for a fee of 93 basis points (.93%). That is, for its advisory services to only $264 million in net assets of the PACE Growth Fund, Alliance Capital charges 30 basis points (.30%), but for its advisory services to $17.5 ***billion*** in net assets of the Alliance Premier Growth Fund, Alliance Capital charges an advisory fee of 93 basis points (.93%), a rate more than three times greater than it profitably charges the smaller and less efficient PACE Growth Fund. The vast disparity between these rates demonstrates that the economies of scale achieved with asset growth are not factored into the advisory fees charged by Alliance Capital to Plaintiffs and, as a result, the advisory fees are disproportionate to the services rendered and are excessive.

64. The economies of scale enjoyed by Defendants with respect to the Fund Complexes at issue in this case have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. *See Migdal*, 248 F.3d at 327. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

65. The Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 3]. While a "manager may encounter different levels of fixed and variable research costs depending

on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 3]. The "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 3].

66. A number of relevant comparative fee structures (including Defendants' sub-advisory relationships) clearly establish that Defendants are charging advisory fees to the Funds in the Fund Complexes that are disproportionate to the value of the services rendered.

67. For example, Alliance serves as sub-advisor to the PACE Growth Fund. Alliance manages 60% of the assets of the PACE Growth Fund for an advisory fee of 30 basis points (.30%) of those assets (contrasted with 93 basis points (.93%) for its own growth fund, the Alliance Premier Growth Fund (*see* ¶ 63)). The total advisory fee charged to the shareholders of the PACE Growth Fund by Brinson with respect to those same assets, however, is 80 basis points (.80%), with Brinson retaining the .50% override (*see* ¶ 51).

68. Alliance also provides advisory services to the Vanguard U.S. Growth Fund (like the Alliance Premier Growth Fund, a large cap growth fund). Vanguard, unlike Brinson, does not retain an "override" portion of the advisory fee. *See* Investment Advisory Agreement between Alliance Capital and Vanguard World Funds (June 22, 2001) [Ex. 15]. The following table sets forth the advisory fee schedules for the Vanguard U.S. Growth Fund and the Alliance Premier Growth Fund:

VANGUARD U.S. GROWTH FUND		ALLIANCE PREM. GROWTH FUND	
Net Assets	Fee Rate	Net Assets	Fee Rate
First $300 million	.32%		
Next $700 million	.20%	First $5 billion	1.00%
Next $1 billion	.15%	Next $2.5 billion	.95%
Next $18 billion	.12%	Next $2.5 billion	.90%
Over $20 billion	.10%	Over $10 billion	.85%

69. For the fiscal year ended August 31, 2001, the advisory fees paid by the Vanguard U.S. Growth Fund shareholders to Alliance represented an effective annual rate of only 11 basis points (.11%) of the fund's average net assets. *See* Prospectus for Vanguard U.S. Growth Fund (Dec. 28, 2001) [Ex. 10]. Shockingly, this advisory fee is *82 basis points lower* than the effective advisory fee charged by Alliance (.93%) for providing the exact same services to its own shareholders in the Alliance Premier Growth Fund.

70. Defendants also provide advisory services to institutional clients for substantially lower fees. The Freeman & Brown Study explains: "Strong analogies . . . can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 3]. "[A] mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n. 93 [Ex. 3].

71. Alliance Capital manages equity portfolios for the following institutional clients for the following advisory fees:

a. Alliance manages a $672 million large cap equity portfolio for the Kentucky Retirement System for 24 basis points;

b. Alliance manages a $1.7 billion active equities portfolio for the Minnesota State Board of Investment for 20 basis points;

c. Alliance managed until December 2001 a $4.8 billion portfolio for the Florida Retirement System for 15.3 basis points with a breakpoint at $100 million (the contract provides for 30 basis points for the first $100 million and 15 basis points thereafter);

d. Alliance managed a $4.86 million large cap growth fund for the Nevada Public Employees Retirement System for 22 basis points with a breakpoint at $100 million (30 basis points for the first $100 million and 20 basis points on the balance);

e. Alliance managed a $764 million large cap growth equity portfolio for the Oregon Retirement System for 20 basis points;

f. Alliance managed a $730 million large cap growth equities portfolio for the Missouri Retirement System for 18.5 basis points; and

g. Alliance managed a $975 million large cap growth equity portfolio for the Wyoming Retirement System for 10 basis points.

72. Although some courts have stated (without explanation or analysis) that advising an institutional client is different than advising a mutual fund, Alliance admits that the Investment Advisory Services it provides to the Alliance Premier Growth Fund and those to its institutional clients are the same. Alliance Capital's Annual Report states: "The assets of the Alliance Mutual Funds *are managed by the same investment professionals* who manage Alliance Capital's accounts of institutional investors and high net-worth individuals." Alliance 2000

Annual Report at 10 (emphasis added) [Ex. 11]. In addition, the prospectus for the Alliance Stock Funds states:

> These [institutional] accounts have substantially the same investment objectives and policies and are managed in accordance with essentially the same investment strategies and techniques as those for Alliance Premier Growth Fund . . . [with] a nearly identical composition of investment holdings and related percentage weightings.

Alliance Stock Funds Prospectus (Feb. 1, 2002) at 46 [Ex. 6].

73. In particular, the Alliance Premier Growth Fund is managed by Mr. Alfred Harrison. Mr. Harrison is also the named portfolio manager for several large pension funds, including the Florida State Board of Administration. The Florida pension fund was about $5 billion in size at the beginning of the year 2000. The mutual fund and pension funds, including Florida's pension fund, have similar investment objectives and have virtually the identical stocks in their portfolios.

74. Even though the Alliance Premier Growth Fund and the Florida pension fund have the same portfolio manager, the same investment objectives and identical, or nearly identical, portfolios, they have dramatically different fee schedules. The fee schedule for the Florida pension fund is 30 basis point (.30%) for the first $100 million and 15 basis points (.15%) for assets over $100 million. Compare this fee schedule to that of the Alliance Premier Growth Fund set forth above in ¶ 68, which begins at 100 basis points (1.00%) and levels off at 85 basis points (.85%) for assets over $10 ***billion***.

75. The fee schedule for the Alliance Premier Growth Fund was approved by the fund Board of Directors with no consideration of other investment advisors or competitive forces. Yet Alliance was providing identical investment advisory services to pension funds at roughly one-

sixth the price. As an illustration, consider the following table, which shows annual fees charged at different asset levels for both the Florida pension fund and the Alliance Premier Growth Fund.

Assets Under Management ($ millions)	Weighted Average Investment Advisory Fee	
	Florida Pension Fund	Alliance Prem. Gr. Fund
$100	0.300%	1.000%
$1,000	0.165%	1.000%
$2,500	0.156%	1.000%
$5,000	0.153%	1.000%
$7,500	0.152%	0.983%
$10,000	0.152%	0.962%
$12,000	0.151%	0.944%
$12,500	0.151%	0.940%
$15,000	0.151%	0.925%

76. At $5 billion in assets (Florida's year 2000 portfolio size) the pension fund pays about 16.5 basis points per year. The mutual fund, having just reached the first breakpoint at $5 billion, pays 100 basis points per year, or a $50,000,000 advisory fee on the first $5 billion in assets – a multiple of 6.5 times what Florida pays. Similarly, if the Florida portfolio were as large as the Premier Growth fund ($18 billion in 2000) it would pay annual investment advisory fees of 15.1 basis point where the mutual fund paid 93 basis points, a multiple of 6.2 times the Florida fee.

77. Although Brinson's breach of fiduciary duty has been continuous, the funds in the Brinson Complex must be considered separately before and after the reorganization that occurred in October 2000 because the nature and quality of Brinson's services changed. Prior to October 2000, the performance of the funds in the Brinson Complex was consistently below industry averages. The board of directors for the Brinson Complex apparently was not concerned with the quality of services being provided by Brinson, but Brinson itself recognized that its services

were inadequate and that a replacement investment advisor was essential to the potential future health and success of the funds in the Brinson Complex. Nonetheless, Brinson continues to charge the PACE Fund the same advisory fee today despite the fact that Brinson fired itself and then entered into contracts with subadvisors (including Alliance) where significantly lower fees were negotiated – in sharp contrast to the Funds – at arm's length. The monetary difference between the fees charged to the Funds (and Plaintiffs) and the sub-advisory fees is retained by Brinson. The amount which Brinson retains is greater than the amount paid to the sub-advisors who actually do the advisory work.

78. Similarly, the Brinson Strategy Fund charges 75 basis points (.75%) for managing a pure index fund while State Street Bank provides enhanced index advisory services to the PACE Fund *for only 15 basis points* (.15%). Incredibly, despite the simple and mechanical formula for stock selection in an index fund (see, *supra*, ¶ 53), and despite the fact that those selections are made available to the public free of charge prior to any purchase or sale in the Brinson Strategy Fund, Brinson charges an arbitrary and exorbitant fee five times greater than that charged by State Street. Astonishingly, the board of directors approved the fee for the Brinson Strategy Fund without asking a single question about how the fee was determined, the nature or quality of services that would be provided to the Brinson Strategy Fund, whether breakpoints were appropriate, or *any other factor* to be considered in evaluating the fairness of the advisory fee and, in particular, whether it may have been the product of arm's length bargaining.

79. Brinson also provides advisory services to customers of UBS PaineWebber, its affiliated broker-dealer. In what is known as the Access Program, Brinson provides advisory services for .35% of the first $100 million in aggregate customer accounts referred to it by

PaineWebber and, recognizing the existence of economies of scale, .25% of any amount in excess of $100 million. *See* Doberman Dep. at 238 [Ex. 5]. Brinson's willingness to manage assets owned by thousands of PaineWebber clients for 25 basis points (.25%) was not disclosed by Brinson to the Brinson Complex board and evidences how disproportionate the fees it charges to its retail mutual fund clients are compared with the fees it charges for the same advisory services to other customers.

80. Like Alliance, Brinson and its affiliates, including Brinson Partners, manage equity portfolios for institutional clients at far lower costs. For example, Brinson Partners manages the following portfolios:

a. Brinson Partners manages a small $343 million equity portfolio for the Kansas Public Employees Retirement System for 27.2 basis points with a breakpoint at $5 million (the fee schedule provides for a fee of 75 basis points on the first $5 million in assets, 60 basis points on the next $10 million, 40 basis points on the next $25 million, 25 basis points on the next $260 million, and 20 basis points on the balance over $300 million);

b. Brinson Partners manages a $944 million mid-cap equity portfolio for the Kentucky-Teachers Retirement System of Kentucky for 18.5 basis points with a breakpoint at $100 million (the fee schedule provides for a fee of 23 basis points on the first $100 million in assets and 18 basis points on the balance over $100 million);

c. Brinson Partners manages a $900 million large cap equity portfolio for the Missouri Retirement System for 18.9 basis points;

d. Brinson Partners manages a $734 million large cap equity portfolio for the Missouri School Employees for 18.7 basis points; and

e. Brinson Partners manages a $679 million equity portfolio for the Minnesota State Board of Investment for 23.3 basis points.

81. This gross disparity in advisory fees evidenced by comparative fees charged to institutional and other clients (including other mutual funds) for identical services establishes that the fees charged to Plaintiffs are grossly disproportionate to the services rendered by Defendants.

(5) Fallout Benefits, i.e., Indirect Profits to Defendants Attributable in Some Way to the Existence of the Funds

82. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify, fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

83. Other, easier to quantify, benefits include commissions payable to Defendants or their affiliates and "soft dollars" payable form other broker-dealers. These soft-dollar arrangements are required to be reviewed and approved by the disinterested directors. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing securities transaction orders and other business to paying firms. These soft-dollar credits may be used to purchase research and other goods or services (much like frequent flier miles are accumulated by air passengers).

84. Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

85. Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

86. A highly profitable fallout benefit to Defendants is the ability to sell Investment Advisory Services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of billions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide Investment Advisory Services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the Investment Advisory Services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

87. Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the directors so that the directors can quantify, or even meaningfully consider, the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

88. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979). The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 2]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations.

89. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are ***not*** presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in

determining whether Defendants have breached their fiduciary duties. In this case, Defendants have breached their fiduciary duties.

90. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all aspects of their fees and other compensation. As discussed previously, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

91. The *only* information provided to the boards of directors by Brinson from which the existence of economies of scale could by gleaned is the consolidated pre-tax profitability data for the Brinson Complex contained in the yearly profitability reports. *See* Doberman Dep. at 165, 196 [Ex. 5]; Schubert Dep. at 42-43, 72-73 [Ex. 4]; Annual Study of Profitability Memorandum, July 18, 2000, at 5 (BA 00009) **[Ex. 12-C]**. This information is simply not enough to be meaningful. Significantly, the documents given to the board provide no explanation as to how the board should evaluate economies of scale with regard to the consolidated pre-tax profitability data and do not explain how the shareholders benefit from distribution plans.

92. The minutes of the board meetings of the Brinson directors also reflect the lack of conscientiousness of the directors in approving the fees charged by Defendants. For example, the minutes of the board meetings at which profitability is discussed contain the same boilerplate language regarding economies of scale year after year, suggesting that the meetings are a mechanical process during which the board "rubber stamps" the fees rather than delving into the specific facts. *See* Minutes of the Brinson Board Meeting on July 9, 1998, at 3 **[Ex. 13-A]**; Minutes of the Brinson Board Meeting on July 28, 1999, at 2 **[Ex. 13-B]**; Minutes of the Brinson Board Meeting on July 27, 2000, at 2 **[Ex. 13-C]**. Brinson has admitted that the board's review

of the profitability of the *entire* complex of Brinson Funds takes only thirty minutes. *See* Schubert Dep. at 95-96 **[Ex. 4]**.

93. Defendants provide no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants. This assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing Investment Advisory Services to institutional clients and other funds. The directors' failure to insist on this information evidences a lack of care and conscientiousness on their part.

94. Defendants have failed to provide, and the boards of directors of the Funds have failed to request and evaluate, information reasonably necessary to an informed determination of whether the Distribution Plans should be implemented and continued. For example, the profitability analyses and other reports provided to the Brinson Complex directors make no effort to evaluate any alleged benefits to the Funds or Plaintiffs and other shareholders of the Funds, and the board demanded no additional data. In addition, as with the minutes regarding economies of scale, the minutes regarding approval of and continuation of the Distribution Plans also contain the same boilerplate language year in and year out, thus establishing that the directors merely "rubber stamp" the Distribution Plans as well, and this review takes all of approximately ten or fifteen minutes. *See* Schubert Dep. at 177-78 **[Ex. 4]**; Minutes of the Brinson Board Meeting on Nov. 12, 1998, at 17 **[Ex. 13-D]**; Minutes of the Brinson Board Meeting on Nov. 11, 1999, at 23 **[Ex. 13-E]**; Minutes of the Brinson Board Meeting on Nov. 8, 2000, at 63 **[Ex. 13-F]**. In rubber stamping Defendants' recommendation to first implement and then continue the Distribution Plans, the boards of directors also failed to review the prior performance of the distribution plans and conclude that, since economies of scale were not

passed on to Plaintiffs, the only beneficiaries of the distribution fees paid pursuant to the Distribution Plans were Defendants – the SEC's very fear prior to enacting Rule 12b-1.

95. The directors' lack of conscientiousness is also demonstrated by the fact that the directors rarely, if ever, question any information or recommendations provided by Defendants. For example, the Brinson directors utterly failed to negotiate the advisory fee structure presented by Brinson (then Mitchell Hutchins) in connection with the launch of the Brinson Strategy Fund (or even bothered to inquire about the nature or quality of services to be rendered to this index fund). Similarly, the Brinson directors failed to question the information and recommendations provided by Brinson pertaining to its October 2000 reorganization or the advisory fees it would receive in its dramatically diminished role. See Doberman Dep. at 184–87; 202-04; 205-06 [Ex. 5]; Schubert Dep. at 160 [Ex. 4].

96. While the Alliance discovery was halted and is not as fully developed as the Brinson discovery, a review of publicly filed information supports the fact that the Alliance directors either did not receive the proper information or simply chose to ignore the facts. Either way, the excessive and disproportionate fees charged by Alliance are not legally sustainable.

97. The SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For this reason, "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." *Bearing of Distribution Expenses by Mutual Funds*, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

98. The disinterested directors of the Funds did not receive the benefit of any such measures to enhance their ability to act independently. Rather, their dependence on Defendants,

and the domination and undue influence exerted by Defendants, is evidenced by the following facts:[1]

a. All Funds in each Fund Complex share a common advisor.

b. All Funds in each Fund Complex share a common distributor.

c. All Funds within the Fund Complexes are governed by a common and interlocking board of directors.

d. The Funds within the Fund Complexes share, directly or indirectly, common Distributions Plans.

e. Many Funds within a Fund Complex share prospectuses, shareholder reports and other items of overhead.

f. All Funds within the Fund Complexes have access to a line of credit available for insuring liquidity (e.g., to meet shareholder redemptions) and the fees pertaining to such credit facility are shared equally by each of the Funds within the Fund Complexes.

g. The selection of an auditor for a fund is one of the most important aspects of a disinterested director's responsibilities. The selection of a common auditor is evidence of the domination and control of the disinterested directors by Defendants:

1) For example, the Alliance Premier Growth Fund is audited by PricewaterhouseCoopers, LLP. The auditor for AXA Financial, Inc. (Alliance's parent company) is also PricewaterhouseCoopers, LLP.

2) Brinson also coincidentally utilizes a common auditor. Prior to the acquisition of PaineWebber by UBS in 1999, the Funds in the Brinson Complex

[1] Although this Court has deferred the issue of standing until class certification, these facts also support Plaintiffs' standing to pursue claims against the entire Fund Complexes.

used PricewaterhouseCoopers and Ernst & Young. Subsequent to the merger, however, all of the Funds within the Brinson Complex are audited by Ernst & Young, the same auditor for UBS AG and UBS/PaineWebber.

CLASS ACTION ALLEGATIONS

99. Pursuant to Rules 23(a), 23(b)(1)(A), 23(b)(2), and 23(b)(3) of the Federal Rules of Civil Procedure, Plaintiffs bring this action as a class action, as fund shareholders in each Fund Complex, on behalf of themselves and all other similarly situated fund shareholders in each Fund Complex. Plaintiffs have paid distribution, advisory, and other fees to Defendants for "common" distribution, advisory, and other purported services within the Fund Complexes. The requirements of Rules 23(a), 23(b)(1)(A), 23(b)(2), and 23(b)(3) are satisfied and Plaintiffs seek certification of two classes of all shareholders in all Funds in the Brinson Complex and the Alliance Complex from April 1, 1991 to the present.

Rule 23(a)

100. The proposed classes, consisting of millions of shareholders of funds, are so numerous that joinder of all members is impracticable.

101. There are questions of law and fact common to each class, including:

a. Whether the distribution plans and agreements and advisory agreements of each fund were implemented and continued in accordance with the ICA;

b. Whether the distribution plans and agreements of each fund produced and passed on economies-of-scale benefits to the Funds and their shareholders;

c. Whether the distribution and advisory fees paid to Defendants are unlawful; and

d. Whether the distribution and advisory fees paid to Defendants are excessive.

102. Plaintiffs' claims are typical of the claims of the members of the classes. Plaintiffs have sustained damages in the same capacity as other members of the classes, namely as shareholders of the Funds. Further, Plaintiffs and all members of the classes have sustained damages as a result of the same wrongful conduct of Defendants, and Plaintiffs and all members of the classes are entitled to the same relief.

103. Plaintiffs will fairly and adequately protect the interests of the classes. Plaintiffs have retained counsel competent and experienced in class action litigation.

Rule 23(b)(1)(A)

104. The prosecution of separate actions by individual members of the classes would create a risk of inconsistent or varying adjudications with respect to individual members of the classes that would establish incompatible standards of conduct for Defendants.

Rule 23(b)(2)

105. Defendants have acted and refused to act on grounds generally applicable to the classes, having charged all Fund shareholders unlawful and excessive distribution and advisory fees. Therefore, declaratory relief and injunctive relief are appropriate with respect to the classes as a whole.

Rule 23(b)(3)

106. The questions of law and fact common to the members of the classes predominate over any questions affecting only individual members. Therefore, a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

107. The following considerations support certification of the classes:

a. The relatively small amount of damages that many individual members of the classes may have sustained would not justify their prosecution of separate actions;

b. Concentrating this litigation in this forum is desirable because Plaintiffs and many members of the classes reside or are located in Illinois, certain material events occurred in Illinois, and Defendants are doing business, licensed as broker/dealers, or even headquartered, in Illinois; and

c. No difficulties will be encountered in managing Plaintiffs' claims as a class action, the classes are readily definable, and the prosecution of this class action will reduce the possibility of repetitious litigation and inconsistent adjudications.

COUNT I
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

108. Plaintiffs repeat and reallege paragraphs 1 through 107, inclusive, of this complaint.

109. The fees charged by Defendants for providing advisory services to the Funds are disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their institutional clients, other mutual funds, and each other. In every instance, the fees charged by Defendants to Plaintiffs are dramatically higher than those negotiated in *any* arm's length negotiation, even when providing services to the very same funds.

110. In charging and receiving excessive advisory fees, and failing to put the interests of Plaintiffs and the shareholders of the Funds ahead of their own interests, Defendants breached their statutory fiduciary duty to Plaintiffs.

111. Defendants have breached their ICA § 36(b) fiduciary duty to the Funds by accepting excessive or inappropriate compensation. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

112. Plaintiffs repeat and reallege paragraphs 1 through 111, inclusive, of this complaint.

113. Defendants have received excess profits attributable solely to extraordinary economies of scale created by market forces and, ironically, at least in part at Plaintiffs' expense in the form of payment of distribution fees benefiting only Defendants.

114. Defendants have breached their ICA § 36(b) fiduciary duty to the Funds by retaining these excess profits derived from economies of scale.

115. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b)
(Excess Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services)

116. Plaintiffs repeat and reallege paragraphs 1 through 115, inclusive, of this complaint.

117. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of

Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds, as feared by the SEC.

118. In failing to pass along economy of scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated the ICA and their ICA § 36(b) fiduciary duty not to accept excessive or inappropriate compensation. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

119. Plaintiffs repeat and reallege paragraphs 1 through 118, inclusive, of this complaint.

120. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

121. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

122. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans.

WHEREFORE, Plaintiffs demands judgment as follows:

a. Declaring that Defendants violated § 12, § 36(b), and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. Preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. Awarding damages against Defendants including all fees paid to them by Plaintiffs, all members of the putative class, and the Funds for all periods not precluded by any applicable statutes of limitation, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: April 1, 2002

Respectfully submitted,

CARR, KOREIN, TILLERY, LLC

By: ______________________

Steven A. Katz
Douglas R. Sprong
Diane Moore Heitman
#10 Executive Woods Court
Belleville, IL 62226
(618) 277-1180
Fax: (618) 277-4676

Thomas R. Grady
GRADY & ASSOCIATES, L.P.A.
720 Fifth Avenue South, Suite 200
Naples, FL 34102
(239) 261-6555
Fax: (239) 261-1192

Michael J. Brickman
James C. Bradley
RICHARDSON, PATRICK, WESTBROOK
& BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
JOHNSON, BLAKELY, POPE, BOKOR
RUPPEL & BURNS, P.A.
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 237-4127
Fax: (813) 223-7118

Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail to the following counsel this 1st day of April, 2002.

Frank N. Gundlach
Glenn E. Davis
ARMSTRONG TEASDALE, L.L.P.
One Metropolitan Square, Suite 2600
St. Louis, MO 63102

James H. R. Windels
David B. Toscano
DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

Daniel A. Pollack
POLLACK & KAMINSKY
114 West 47th Street, Ste. 1900
New York, NY 10036

Attorneys for Defendants

RECEIVED
APR - 1 2002
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

EXHIBIT LIST

1. Securities and Exchange Commission, *Division of Investment Report on Mutual Fund Fees and Expenses* (December 2000)

2. General Accounting Office, *Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives* (June 2000)

3. John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp. L. 610 (2001)

4. Rule 30(b)(6) Deposition of Paul Schubert, Jan. 30, 2002

5. Rule 30(b)(6) Deposition of Amy Doberman, Jan. 30, 2002

6. Alliance Stock Funds Prospectus, Feb. 1, 2002

7. Brinson Strategy Fund Prospectus, Nov. 5, 2001

8. Brinson Tactical Allocation Fund Prospectus, Nov. 5, 2001

9. PaineWebber PACE Select Advisors Trust Prospectus, Nov. 5, 2001

10. Vanguard U.S. Growth Fund Prospectus, Dec. 28, 2001

11. Annual Report of Alliance Capital Management, L.P., for Fiscal Year 2000 on Form 10-K

12. Annual Profitability Reports to the Brinson Board of Directors

    A. June 30, 1998 Report (BA 00211 – 00309)
    B. July 9, 1999 Report (BA 00116 – 00207)
    C. July 18, 2000 Report (BA 00005 – 00112)

13. Minutes of the Brinson Board Meetings

    A. July 9, 1998 Meeting (BA 02554 – 02589)
    B. July 28, 1999 Meeting (BA 02192 – 02232)
    C. July 27, 2000 Meeting (BA 01688 – 01717)
    D. Nov. 12, 1998 Meeting (BA 02468 – 02530)
    E. Nov. 11, 1999 Meeting (BA 01964 – 02035)
    F. Nov. 8, 2000 Meeting (BA 01296 – 01395)
    G. May 1998 Meeting (BA 06428 – 06526)
    H. May 1999 Meeting (BA 02246 – 02351)

I. May 2000 Meeting (BA 01731 – 01841)
J. Sept. 1999 Meeting (BA 02080 – 02179)
K. Sept. 2000 Meeting (BA 01591 – 01682)
L. Oct. 6, 2000 Meeting (BA 01448 - 01576)

14. PaineWebber Growth and Income Fund and PACE Large Company Value Equity Fund Combined Proxy Statement and Prospectus (Dec. 27, 2000) (BA 00764-00824)

15. Investment Advisory Agreement between Alliance Capital and Vanguard World Funds (June 22, 2001)

EXHIBIT F

FILED ENTERED
LOGGED RECEIVED

FEB 16 1999

AT GREENBELT
CLERK U.S. DISTRICT COURT
DISTRICT OF MARYLAND
NIGHT DEPOSIT BOX

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

DAVID MIGDAL, et al. Plaintiffs, v. ROWE PRICE-FLEMING INTERNATIONAL, INC., et al. Defendants.	**SECOND AMENDED COMPLAINT UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940** CA No. AMD-98-2162

Plaintiffs allege the following upon personal knowledge as to themselves and their own acts, and as to all other matters, based upon the investigation made by and through their attorneys, which includes, inter alia, review of Securities and Exchange Commission ("SEC") filings, financial publications, and other publicly available materials.

Nature Of The Action

1. Plaintiffs, shareholders of the International Stock Fund and the Growth Stock Fund (collectively, the "Funds"), both of which are in the T. Rowe Price Fund Complex, which is comprised of a series of funds categorized according to investment objective (i.e., the "International Stock Fund Complex" and the "Domestic Stock Fund Complex"), bring this action pursuant to Section 36(b) of the Investment Company Act of 1940, as amended (the "ICA"), 15 U.S.C. § 80a-35(b), against Rowe Price-Fleming International, Inc. ("Price-Fleming"), which is the International Stock Fund's investment adviser, T. Rowe Price Associates, Inc. ("T. Rowe Price"), which is the Growth Stock

22

Fund's investment adviser, T. Rowe Price Investment Services, Inc., T. Rowe Price Services, Inc., and T. Rowe Price Retirement Plan Services, Inc., all of which received payments from funds within the T. Rowe Price Fund Complex. By this action, plaintiffs seek to void the management, advisory, service, and other agreements between the defendants and the funds within the T. Rowe Price Fund Complex (the "Agreements"), and to recover the fees and payments received by these defendants pursuant to the Agreements.

2. This action is brought pursuant to ICA Section 36(b). Defendants' liability results from (a) their breach of fiduciary duties caused by their subversion of the ICA's protections for public stockholders -- the requirement that 40% of the directors of an investment company be independent of the investment adviser, i.e., "disinterested," and (b) the fact that the fees paid to T. Rowe Price and its affiliates are so disproportionately large that they bear no reasonable relationship to the services rendered, particularly in light of actual fund performance. Accordingly, the Agreements were not and could not have been the product of arm's-length bargaining.

3. Section 10(a) of the ICA, 15 U.S.C. § 80a-10(a), mandates that at least 40% of the members of the governing board of every registered investment company not be "interested persons," i.e., be independent of the investment adviser. Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), mandates that every agreement with an investment adviser or principal

underwriter be approved by a majority of the disinterested, independent directors. In Burks v. Lasker, 441 U.S. 471 (1979), after describing the inherent conflict of interest between an investment adviser and an investment company, the United States Supreme Court noted that "the cornerstone of the ICA's efforts to control conflicts of interest . . . is the requirement that at least 40% of a fund's board be composed of independent outside directors." 441 U.S. at 482. (Footnote omitted.) In other words, the independent directors are to serve as "watchdogs" for shareholders as "the structure and purpose of the ICA indicate that Congress entrusted to the independent directors . . . the primary responsibility for looking after the interests of the fund's shareholders." Id. at 484-85. (Footnote omitted.)

4. In addition to defendants' fees being so disproportionately large that they (a) bear no reasonable relationship to the services rendered and (b) could not have been the product of arm's-length bargaining, plaintiffs allege that because 40% of the members of each of the boards of the funds within the T. Rowe Price Fund Complex are not independent, as required by Section 10(a) of the ICA, the Agreements were in fact not the product of arm's- length bargaining. As a result, the Agreements could not be properly approved as required by Section 15(c) of the ICA. Consequently, funds within the T. Rowe Price Fund Complex have paid defendants fees pursuant to invalid contracts, thereby entitling plaintiffs to seek recovery of those fees pursuant to Section 36(b) of the ICA on behalf the

International Stock Fund and Growth Stock Fund, as well as the other funds within the T. Rowe Price Fund Complex, all of which are similarly situated, independent of the issue of the excessiveness of the fees.

Jurisdiction and Venue

5. This action is brought pursuant to Section 36(b) of the ICA. Subject matter jurisdiction exists under 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. §§ 1331.

6. Venue is properly laid in this District because many of the acts and transactions, and much of the conduct, constituting the violations of law complained of occurred herein. Defendants and the Funds maintain their business offices in this District.

7. In connection with the acts, conduct, and other wrongs complained of, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and telephone communications.

Parties

8. Plaintiff David Migdal is, and continues to be, a shareholder of the International Stock Fund.

9. Plaintiff Linda B. Rohrbaugh is, and continues to be, a shareholder of the Growth Stock Fund.

10. Defendant Price-Fleming serves as investment adviser with respect to all investments for the funds in the T. Rowe Price International Stock Fund Complex. Price-Fleming was incorporated in Maryland in 1979 as a joint venture between T.

Rowe Price and Robert Fleming Holdings Limited ("Fleming"). Together, T. Rowe Price, Fleming, and Jardine Fleming own Price-Fleming. T. Rowe Price has the right to elect a majority of the Board of Directors of Price-Fleming, and Fleming has the right to elect the remaining directors, one of whom will be nominated by Jardine Fleming. T. Rowe Price owns 50% of Price-Fleming.

11. As compensation for its services, Price-Fleming receives from the International Stock Fund fees that are paid monthly on the first business day of the next succeeding calendar month, at the rate of .85% per year. The fees are calculated by multiplying the .85% rate by the net asset value of the Fund. The performance benchmark for the International Stock Fund is the Morgan Stanley Capital Index ("MSCI EAFI"). The MSCI EAFE tracks the stocks of 1000 companies in Europe, Australia and the Far East. That the fees authorized by the directors of the International Stock Fund are disportionately large when compared with the services rendered by defendant Price-Fleming is evidenced by, among other things, the fees authorized by the boards of other similar funds. In contrast to the level of fees received by defendant Price-Fleming, the directors of a comparable, actively managed no-load international stock fund, the Vanguard International Growth Fund, have authorized fees only at the rate of .57% per year. The directors of the no-load, Vanguard International Stock Index Fund have authorized fees only at the rate of .38% per year. Both of these Vanguard international stock funds, like the International Stock Fund,

have as their performance benchmark the MSCI EAFE. Similarly, the TIAA-CREF International Equity Fund, a large no-load diversified international fund, has an expense ratio of only .49%, nearly 1/2 that of the International Stock Fund. As described below, these comparable funds have materially lower expenses and, at the same time, have outperformed the International Stock Fund.

12. Defendant T. Rowe Price, a Maryland corporation, serves as investment adviser with respect to the funds in the T. Rowe Price Domestic Stock Fund Complex. As compensation for its services, T. Rowe Price receives from the Growth Stock Fund fees that are paid monthly on the first business day of the next succeeding calendar month at the rate of .75% per year. The fees are calculated by multiplying the .75% rate by the net asset value of the Fund. The performance benchmark for the Growth Stock Fund is the Standard & Poor's 500 composite ("S & P 500"). That the fees authorized by the directors of the Growth Stock Fund are disportionately large when compared with the services rendered by defendant T. Rowe Price is evidenced by, among other things, the fees authorized by the boards of other similar funds. In contrast to the level of fees received by defendant T. Rowe Price, the directors of a comparable, actively managed no-load growth stock fund, the Vanguard U.S. Growth Fund, have authorized fees only at the rate of .42% per year. The directors of the no-load, Vanguard 500 Index Fund have authorized fees only at the rate of .19% per year. Both of these Vanguard growth stock

funds, like the Growth Stock Fund, have as their performance benchmark the S & P 500. Similarly, the directors of the TIAA-CREF Growth Equity Fund, a large no-load diversified growth fund, have approved an expense ratio of only .45% per year. As described below, these comparable funds have materially lower expenses and, at the same time, have outperformed the Growth Stock Fund.

13. Defendant T. Rowe Price Investment Services, Inc. ("Investment Services"), a Maryland corporation formed as a wholly-owned subsidiary of T. Rowe Price, serves as the distributor of funds within the T. Rowe Price Fund Complex. Investment Services receives fees and expenses pursuant to an underwriting agreement in connection with the distribution of shares.

14. Defendant T. Rowe Price Services, Inc. ("Services"), a wholly-owned subsidiary of T. Rowe Price, serves as the transfer and dividend disbursing agent for funds within the T. Rowe Price Fund Complex. Services receives fees and expenses in connection with the foregoing and administrative services.

15. Defendant T. Rowe Price Retirement Plan Services, Inc., a wholly-owned subsidiary of T. Rowe Price ("Retirement Plan Services"), provides services for certain types of retirement plans. In connection with these services, Retirement Plan Services receives fees and expenses from the funds within the T. Rowe Price Fund Complex.

16. All of the defendants are "affiliated" within the meaning of ICA Sections 2(a)(2) and 2(a)(3), 15 U.S.C. §§ 80a-2(a)(2) and 2(a)(3).

Substantive Allegations

General Description of the Funds

17. The International Stock Fund is a Maryland corporation. The fund is one of a series of funds in the T. Rowe Price International Trust Fund Complex. It invests primarily in the common stocks of established, non-U.S. companies.

18. The Growth Stock Fund is a Maryland corporation. The fund is one of a series of funds in the T. Rowe Price Domestic Stock Fund Complex. It invests primarily in the common stock stocks of well-established growth companies.

Overview of Applicable Provisions Of The ICA

19. The funds in the T. Rowe Price Fund Complex are each an "investment company" within the meaning of the ICA. The ICA requires that an investment company, such as the Funds, be overseen by a board of directors of whom at least 40% may not be "interested" persons. 15 U.S.C. § 80a-10(a). Such directors are generally referred to as "independent" directors.

20. Most investment companies, as here, are externally managed -- they have no officers or employers apart from those supplied by the investment adviser or other service providers. For this reason, independent directors play an especially

important role in the management of funds. Under the ICA, they are required to, among other things: (a) approve any contracts between the fund and its sponsors, underwriters, or advisers; and (b) evaluate and approve fees paid to sponsors and their affiliates, including advisory and distribution fees.

21. The Agreements were not approved by a board of which 40% of the members were disinterested, i.e., independent of defendants.

None of the Funds' Directors are "Disinterested"

22. The designated "disinterested" directors of the Funds, their aggregate annual compensation for serving as directors of funds within the T. Rowe Price Fund Complex, and the number of such funds on whose boards they serve are as follows:

a. Anthony W. Deering ("Deering"), Donald W. Dick, Jr. ("Dick"), and Paul M. Wythes ("Wythes") are the designated "disinterested" directors of the International Stock Fund.

b. Dick, David K. Fagin ("Fagin"), Hanne M. Merriman ("Merriman"), Hubert D. Vos ("Vos"), and Wythes are the designated "disinterested" directors of the Growth Stock Fund.

c. Deering serves as a director of at least 38 funds within T. Rowe Price Fund Complex the and receives annual compensation therefor of at least $81,000.

d. Dick serves as a director of at least 32 funds within T. Rowe Price Fund Complex and receives annual compensation therefor of at least $81,000.

e. Wythes serves as a director of at least 31 funds within T. Rowe Price Fund Complex and receives annual compensation therefor of at least $81,000.

f. Fagan serves as a director of at least 23 funds within T. Rowe Price Fund Complex and receives annual compensation therefor of at least $65,000.

g. Merriman serves as a director of at least 22 funds within T. Rowe Price Fund Complex and receives annual compensation therefor of at least $65,000.

h. Vos serves as a director of at least 22 funds within T. Rowe Price Fund Complex and receives annual compensation therefor of at least $65,000.

i. The compensation received by each of Deering, Dick, Wythes, Fagin, Merriman and Vos represents a material portion of their annual salary or stream of directors fees. For example, the compensation received by Deering from defendants is more than 10% of his 1997 (or 1996) salary from the Rouse Company. The compensation received by Merriman from defendants is more than 10% of her 1997 directors' fees.

23. The number of boards upon which each of the supposedly disinterested directors serve is excessive with the result that such directors (a) cannot devote sufficient time to

the affairs of any particular fund, including the Funds, and (b) are completely dependent on the adviser for information. The board meetings for all funds within a fund family meet on the same day and, during the day, the affairs of individual funds are scheduled to be considered at intervals that do not allow for sufficient consideration of fund affairs. The affairs of each fund are considered by the "disinterested" directors at board meetings only for brief periods of time; too brief given the amount of shareholder money in issue. Further, at board meetings, the designated "disinterested" directors rely exclusively on information provided by or arranged to be provided by T. Rowe Price and its affiliates. As these directors have so little time to fully inform themselves at board meetings as to fund matters, and rely exclusively on information provided by the Funds' advisors, they have abdicated their fiduciary responsibilities. As a consequence, the meetings did not provide a forum for informed judgments by the directors. Instead, the meetings served only to rubber-stamp the decisions made defendants.

24. Under Maryland law and the ICA, the Funds are not required to hold annual meetings of shareholders. As a matter of policy, the Funds have not convened shareholder meetings on an annual or any regular basis. Indeed, the last annual shareholder meeting for the International Stock Fund occurred in 1994. As defendants acknowledged in the Registration Statement they filed with the SEC on February 20, 1998, shareholders cannot themselves call a meeting "for the purpose of voting on the removal of any

fund director or trustee" unless they own at least 10% of all eligible votes of a fund. As a consequence of the Funds' policies regarding shareholder meetings, shareholders of the Funds have no practical mechanism to seek the removal of a director or the advisor of the Funds.

25. In addition, the so-called outside directors are entirely dependent upon T. Rowe Price for their positions and, as a practical matter, for continued tenure. T. Rowe Price caused each "outside" director initially to be appointed as a director of the Funds. By virtue of its control over the calling of shareholder meetings and the proxy solicitation mechanism, T. Rowe Price can terminate any director's tenure through the simple expedient of a proxy solicitation to the shareholders of its Funds opposing the reappointment of such director at an annual meeting that it calls. In contrast, it is impractical and prohibitively expensive for any such director targeted by T. Rowe Price to himself solicit proxies in opposition to T. Rowe Price. Although it is theoretically possible for the shareholders of the funds to vote to remove a director -- were the matter ever proposed to them -- no one outside of the advisor (i.e., T. Rowe Price or Price-Fleming) is in a position, economically or practically, to organize and finance a proxy solicitation of this kind. Thus, only defendants' have the practical ability to remove (or, for that matter, appoint) a director from any of their funds. In fact, during the relevant times, such directors

have not voted to terminate any of defendants' Agreements with the funds.

26. As a result of the foregoing, including service on multiple boards, receipt of significant compensation therefrom, and performance of their duties in a manner that lacks the care and conscientiousness necessary to fulfill their "watchdog" role, the directors of each fund within the T. Rowe Price Fund Complex are not independent and, thus, "interested persons" within the meaning of ICA §§ 2(a)(3), 2(a)(19)(A)(i), and 2(a)(19)(B)(i), 15 U.S.C. §§ 80a-2(a)(3), 80a-2(a)(19)(A)(i), and 80a-2(a)(19)(B)(i). Despite defendants' preference for captive "House Directors," there is no shortage of qualified persons who would, if asked by the defendants, gladly serve as truly independent directors of the Funds.

27. As alleged herein, Section 10(a) of the ICA, 15 U.S.C. § 80a-10(a), requires that at least 40% of the members of the board of directors of every registered investment company not be "interested persons," i.e., be independent of the investment adviser. Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), provides, in pertinent part, that it is "unlawful for any registered investment company having a board of directors to enter into" a contract or agreement with an investment adviser or principal underwriter "unless the terms of such contract or agreement . . . have been approved by the vote of a majority of directors, who are not parties to such contract or agreement or interested persons of any such party . . . ." As at least 40% of

the boards of each fund within the T. Rowe Price Fund Complex is not independent within the meaning of the ICA, the Agreements could not have been approved as required by Section 15(c) of the ICA. Accordingly, the Agreements are invalid and, therefore, the compensation paid to defendants wrongly received.

The Advisory Fees Paid By The Funds Are Excessive

28. In addition to the Agreements violating ICA Section 36(b), Sections 10 and Section 15, the fees paid to defendants, described in ¶¶ 11 and 12 above, are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. This excessiveness is further illustrated by examining the performance of the Funds.

29. The performance of the International Stock Fund, when measured both against its benchmark and its peers, has been abysmal, making the excessive fees approved by the individual defendants particularly egregious. For the 3 months ending December 31, 1998, the International Stock Fund underperformed its benchmark, the MSCI EAFI, by 2.02%. For the one-year period ending December 31, 1998, it underperformed its benchmark by 3.80%. In stark contrast, peers of the International Stock Fund were outperforming the benchmark MSCI EAFI. For example, while the International Stock Fund was underperforming the benchmark by 3.80%, the Janus Worldwide Fund outperformed the benchmark MSCI EAFI by 11.13%, for a performance gulf between these two comparable funds of 14.93%. The Artisian International Fund

outperformed the benchmark by 27.89% and the Montgomery International Growth Fund outperformed the benchmark MSCI EAFI by 13.59%. The Vanguard International Growth Fund outperformed the benchmark as well, by .21%

30. The performance of the Growth Stock Fund, when measured both against its benchmark and its peers, has been abysmal, making the excessive fees approved by the directors particularly egregious. For the 3 months ending December 31, 1998, the Growth Stock Fund underperformed its benchmark S & P 500 by 1.14%. For the one-year period ending December 31, 1998, the Growth Stock Fund underperformed its benchmark by 5.13%. For the one-year period ending December 31, 1997, the Growth Stock Fund underperformed its benchmark by 6.79%. For the preceding 3-year and 5-year periods, the Growth Stock Fund underperformed its benchmark by 3.62% and 3.76%, respectively. In stark contrast, peers of the Growth Stock Fund were outperforming the benchmark S & P 500. For example, while the Growth Stock Fund was underperforming the benchmark in 1998 by 5.13%, the Vanguard U.S. Growth Fund, which has an expense ratio of about 1/2 that of the Growth Stock Fund, outperformed the benchmark S & P 500 during that same period by 11.03%. The Vanguard Growth Index Fund, which has an expense ratio of less than 1/3 that of the Growth Stock Fund, outperformed the benchmark S & P 500 during that same period by 13.65%. The TIAA-CREF Growth Equity Fund, which has an expense ratio 40% lower than the Growth Stock Fund, outperformed the benchmark S & P 500 by 8.25%. Even no-load funds with

expense ratios comparable to the Growth Stock Fund have vastly outperformed this Fund. Thus, the comparable White Oak Growth Stock Fund outperformed the S & P 500 benchmark in 1998 by 18.88%. In stark contrast with the underperformance of the Growth Stock Fund, the White Oak Growth Fund also outperformed the S & P 500 benchmark for the preceding 3-year and 5-year periods by 7.95% and 8.01 % respectively.

31. The poor performance of the International Stock Fund and the Growth Stock Fund, measured both as against their benchmarks and their peers, cost Fund shareholders hundreds of millions of dollars in lost fund value. (e.g., a 1% increase in value of the International Stock Fund is worth nearly $100 million to Fund shareholders; a 1% increase in the value of the Growth Stock Fund is worth nearly $50 million to Fund shareholders.) Notwithstanding the Funds' poor performance, defendant T. Rowe Price had a banner year in 1998, with revenues of $886 million, a $131 million increase over 1997 revenues. Earnings in 1998 grew 20% over 1997 earnings. Assets under management in the T. Rowe Fund Complex swelled to $94.4 billion. In 1998, net cash inflows to the Funds was $3.7 billion. Despite these huge increases for T. Rowe Price, and notwithstanding the mediocre performance of the Growth Stock Fund and the International Stock Fund, the "outside directors" have continually permitted defendants to charge excessive advisory fees. In 1998, a year in which the International Stock Fund underperformed the benchmark MSCI EAFI by nearly 4%, Price-

Fleming charged that Fund a fee of approximately $86.2 million. In 1998, a year in which the Growth Stock Fund likewise underperformed the benchmark S & P 500, T. Rowe Price charged that Fund a fee of approximately $37.8 million. By reason of the foregoing, defendants have breached their fiduciary duty to the Funds and each of the other funds within the T. Rowe Price Fund Complex by accepting excessive compensation pursuant to the Agreements, none of which were negotiated at arm's-length.

Claim for Which Relief Is Sought

32. Plaintiffs repeat and reallege all relevant paragraphs, as if fully set forth herein.

33. As alleged above, defendants have violated ICA Section 36(b) by entering into Agreements in violation of ICA Sections 10(a) and 15(c). Accordingly, the compensation paid to defendants pursuant to the Agreements was wrongly received.

34. Irrespective of the illegality of the Agreements, the fees paid by the Funds and the other funds within the T. Rowe Price Fund Complex pursuant to the Agreements are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.

35. By reason of the foregoing, defendants have breached their fiduciary duty to the Funds by accepting compensation pursuant to agreements that could not have been, and were not, negotiated at arm's-length. Plaintiffs seek, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting

from the breach of fiduciary duty" by the defendants up to and including, the amount of compensation or payments received from the Funds and the other funds that are part of the T. Rowe Price Fund Complex.

WHEREFORE, plaintiffs demand judgment pursuant to ICA Section 36(b) as follows:

a. declaring that defendants violated Sections 10(a), 15(c), and 36(b) of the ICA, and that the Agreements are void ab initio;

b. preliminarily and permanently enjoining defendants from further violations of the ICA;

c. awarding damages against defendants, consisting of all fees paid to defendants by each of the funds within the T. Rowe Price Fund Complex, beginning one year before this action was instituted, together with interest, costs, disbursements, attorneys' and experts fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. such other and further relief as may be just and proper.

February 16, 1999

Ronald B. Rubin

Rubin & Monahan, Chartered
One Church Street
Suite 301
Rockville, Maryland 20850
(301) 610-9700

Attorneys for Plaintiffs

Of Counsel:

Wechsler Harwood Halebian & Feffer LLP
Joel C. Feffer
Jeffrey M. Haber
488 Madison Avenue
New York, New York 10022
(212) 935-7400

Certificate of Service

I hereby certify that copies of the foregoing Second Amended Complaint were sent by first class mail, postage prepaid, this 16th day of February 1999, to:

Daniel A. Pollack, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036

Robert J. Jossen, Esq.
Guy Petrillo, Esq.
Swidler Berlin Shereff Friedman LLP
919 Third Avenue, 20th Floor
New York, NY 10022

David Clarke, Jr., Esq.
Piper & Marbury, LLP
1200 19th Street, N.W.
Washington, D.C. 20026

Ronald B. Rubin

EXHIBIT G

LAW OFFICES OF JAMES V. BASHIAN, P.C.
James Bashian, Esq.(6331)
Fairfield Commons, 271 Route 46 West,
Suite F-207
Fairfield, NJ 07004
(973) 227-6330

Attorneys for Plaintiff

6

FILED
DEC 11 1998
AT 4:10 P.M.
WILLIAM T. WALSH
CLERK

UNITED STATES DISTRICT COURT
DISTRICT COURT OF NEW JERSEY

SHELDON KRANTZ, Plaintiff, v. PRUDENTIAL INVESTMENTS FUND MANAGEMENT LLC and PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC, Defendants.	98 Civ. 3722(KSH) **FIRST AMENDED COMPLAINT UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940**

Plaintiff alleges the following upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, based upon the investigation made by and through his attorneys, which investigation included, inter alia, a review of United States Securities and Exchange Commission ("SEC") filings, press releases, news articles, and other publicly available materials.

Nature Of The Action

1. Plaintiff, a shareholder of Prudential Jennison Growth Fund (the "Fund"), brings this action pursuant to Section 36(b) of the Investment Company Act of 1940, as amended (the "ICA"), 15 U.S.C. § 80a-35(b), against Prudential Investments

Fund Management LLC, the investment adviser to the Fund (the "Adviser"), and Prudential Investment Management Services LLC, the Fund's principal underwriter (the "Distributor"). The Fund is an investment company within a series of the Prudential Investment Portfolios, Inc., a diversified, open-end, management investment company ("Prudential Investment").

2. By this action, plaintiff seeks to recover the compensation received by the Adviser and the Distributor pursuant to management and distribution agreements (the "Agreements"), which were entered into in violation of Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), and to void the Agreements.

Background

3. The investment company industry is one of the few businesses in which participants act as if there are no economies of scale. In fact, the participants act as if the reverse is true. Arthur Levitt, Chairman of the SEC, testified before Congress on March 19, 1997 that, notwithstanding the enormous amount of monies that have been cascading into mutual funds, "the fee structure of those funds appears to be going up, not down." Levitt Tells Senate Appropriations Panel Concern About Mutual Fund Fee Structure, 29 Sec. Reg & L. Rep. (BNA), 370 (Mar. 21, 1997).

4. After noting, in October, 1996, that "total assets under management now stand at more than $3 trillion [total assets under management have since increased to about $5 trillion], compared with about $450 billion at the beginning of the decade

and just $49 billion in 1980," and charting the increase in management fees over the past decades, one commentator stated as follows:

> Given the industry's explosive growth, it's hard to explain why management fees have also gone up on a percentage basis. The money-management business is a textbook case of an industry with tremendous operating leverage. It's not capital-intensive, and once assets hit a certain size, each additional dollar that comes in the door can be managed at little additional cost. If anything, management fees should be going down.

Amy Arnott, "The Rising Tide" (Morningstar Inc. 1996). Morningstar, Inc. ("Morningstar") is a leading publisher of analytical information relating to the investment company industry.

5. ICA Section 10(a), 15 U.S.C. § 80a-10(a), mandates that at least 40% of the members of the governing board of every registered investment company not be "interested persons," i.e., they must be independent of the investment adviser. Moreover, ICA Section 15(c), 15 U.S.C. § 80a-15(c), mandates that every agreement with an investment adviser or distributor be approved by a majority of the independent directors. The United States Supreme Court, in Burks v. Lasker, 441 U.S. 471 (1979), after describing the inherent conflict of interest between an investment adviser and an investment company, noted that "the cornerstone of the ICA's efforts to control conflicts of interest . . . is the requirement that at least 40% of a fund's board be composed of independent outside directors." 441 U.S. at 482.

(Footnote omitted.) In other words, the independent directors are to serve as "watchdogs" for shareholders as "the structure and purpose of the ICA indicate that Congress entrusted to the independent directors . . . the primary responsibility for looking after the interests of the fund's shareholders." Id. at 484-85. (Footnote omitted.)

6. Notwithstanding the structural protections built into the ICA, investment advisers and their affiliates have been able to engage in widespread fee-gouging.

7. The principal reason for the subversion of the ICA is that the independent directors have largely been co-opted by the adviser, are no longer independent "watchdogs," and have ceased to be able to distinguish the interests of the adviser and its affiliates from the interests of the shareholders.

8. Jack Bogle, founder of the Vanguard Group, one of the largest mutual fund complexes in the world, responded during an interview conducted by Morningstar to the indicated question as follows:

> Q. We've talked about how the industry could do a better job. How about the fund directors?
>
> A. Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've watched expense ratios go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never even been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund advisor. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

"Morningstar interviews . . . Jack Bogle, Founder of the Vanguard Group," by Kathryn Haines and Russ Kinnel, www.morningstar.net, posted June 5, 1998.

9. More recently, in the October 1998 issue of Mutual Funds, published by Time, Inc., Mr. Bogle again noted that "Mutual fund fees are exorbitantly excessive." J. Bogle, "Fund Fees Are Beyond Excessive," Mutual Funds at p. 80 (Time, Inc., October 1998). Mr. Bogle went on to explain the reason why mutual fund fees are "exorbitantly excessive," stating:

> Simply put, the substantial economies of scale in this business are not being passed along to shareholders in the form of lower expenses. To the contrary, many fund management firms are earning extraordinary -- and, I would argue, excessive -- profits on a growing pot of assets.
>
> I find it almost unconscionable that an "independent" fund director, who is bound by law and fiduciary duty to represent shareholders, would continue to approve almost whatever fee is proposed to the fund board by the fund manager. Fund boards should be considering fee rate reductions.

Id.

10. A root cause of the transformation of the position of director from "watchdog" to that of a sinecure, is the practice of offering these individuals multiple directorships, i.e., directorships of more than one fund managed by the same investment adviser. The "Fund Director's Guidebook," compiled by eminent practitioners representing the investment advisory industry, cautions that

> the increased responsibility and workload as well as potential conflicts that accompany

> service on a number of boards must be considered when an individual serves on the board of more than one fund with the same or related sponsors.

Task Force - A.B.A. Sec. Bus. L., <u>Fund Director's Guidebook</u>, 52 <u>The Bus. Law.</u> 229, 240 (1996).

11. The National Association of Corporate Directors is a non-profit organization, the membership of which includes more than 1,700 executive officers who serve on, or deal with, corporate boards. It has issued the following guidelines when considering candidates for board membership:

> [T]he Commission recommends that boards in general consider the following guidelines for different categories of candidates:
>
> [a] CEOs and other senior executives of public corporations: Boards should prefer individuals who hold no more than one or two public-company directorships (including the position to be offered) in addition to membership on their own company board.
>
> [b] Other individuals with full-time positions: Boards should prefer individuals who hold no more than three or four public-company directorships (including the position to be offered) in addition to membership on their own organization's board.
>
> [c] Other individuals: Boards should prefer individuals who hold no more than five or six public-company directorships (including the position to be offered).

National Ass'n of Corp. Directors, <u>Report of the NACD Blue Ribbon Commission on Director Professionalism</u>, at 12 (1996). (Footnote omitted.)

12. The relationship between fee-gouging and multiple directorships was documented in a study of trustee compensation

for 82 of the largest fund families. "[T]he study revealed a disturbing pattern: The more money trustees get, the more shareholders pay in expenses. This unexpected link between trustees' salaries and fund-family expenses raises serious questions about the role independent trustees play in protecting shareholders." Michael Mulvihill, "A Question of Trust" (Morningstar, Inc. 1996). (Emphasis added.)

13. The allegations in this complaint are remarkably simple, and illustrate these problems. Plaintiff alleges that none - much less 40% - of the members of the Fund's board are independent, as required by ICA Section 10(a). As a result, the Agreements were not negotiated at arm's-length and could not be properly approved as required by ICA Section 15(c). Consequently, the Fund has paid defendants' excessive fees pursuant to invalid, sweetheart contracts, thereby entitling plaintiff to seek recovery of those fees pursuant to ICA Section 36(b).

Jurisdiction And Venue

14. This action is brought pursuant to ICA Section 36(b), 15 U.S.C. § 80a-35(b). Subject matter jurisdiction exists under 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

15. Venue is properly laid in this District because many of the acts and transactions, and much of the conduct, constituting the alleged violations of law occurred herein. The defendants maintain their offices in this District.

16. In connection with the acts, conduct, and other wrongs alleged herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and telephone communications.

Parties

17. Plaintiff is, and continues to be, a shareholder of the Fund, an investment company registered under the ICA.

18. The Adviser serves as investment adviser to the Fund and is excessively compensated therefor. Its principle offices are located at 100 Mulberry Street, Newark, New Jersey 07102-4077.

19. The Distributor provides distribution, marketing, administrative, and other services and activities to the Fund. It is a Delaware limited liability company, and an affiliate of the Adviser. The Distributor is excessively compensated for its distribution, marketing, and administrative services.

Claim For Relief

20. The Fund is an "investment company" within the meaning of the ICA. The ICA requires that an investment company such as the Fund be overseen by a board of directors or trustees of whom at least 40% may not be "interested" persons. 15 U.S.C. § 80a-10(a). Such directors or trustees are generally referred to as "independent" directors or trustees.

21. The ICA imposes strict criteria for independence. For example, an independent director or trustee may not have any

affiliation or material relationship with a fund's adviser, its underwriter, or a broker/dealer, or with any of their affiliates. ICA Section 2(a)(19), 15 U.S.C. § 80a-2(a)(19). Under the ICA, an affiliation with a person arises from, among other things, a relationship of control. ICA Section 2(a)(3), 15 U.S.C. § 80a(2)(a)(3).

22. Most investment companies, as here, are externally managed -- they have no officers or employees apart from those supplied by the investment adviser or other service providers. For this reason, independent directors play an especially vital role in the management of funds. Under the ICA, they are required to, among other things: (a) approve any contracts between a fund and its sponsors, underwriters, or advisers; and (b) evaluate and approve fees paid to sponsors and their affiliates, including advisory and distribution fees.

23. The defendants have received substantial fees pursuant to the Agreements. However, as set forth below, the Agreements were not approved by a board of which any (and certainly not 40%) of the members were independent of the Adviser.

24. The Fund has an eleven member board of directors. Three of the eleven directors are acknowledged affiliates of the Adviser.

25. Richard A. Redeker is the President of Prudential Investment, as well as a director of the Fund.

26. Robert F. Gunia is Executive Vice President and Treasurer of the Adviser, as well as a director of the Fund.

27. Mendel A. Melzer is Chief Investment Officer of 38 Prudential Investment mutual funds and annuities, as well as a director of the Fund.

28. The remaining eight directors are not employed by the Adviser, but serve on multiple boards of the funds managed by the Adviser or its affiliates (the "Fund Complex") and receive substantial compensation therefrom:

Name Of Director	Total 1997 Compensation Received From The Fund And The Fund Complex	Number of Funds
Edward Beach	$135,000	38
Delayne D. Gold	$135,000	38
Douglas H. McCorkindale	$ 70,000	20
Thomas T. Mooney	$115,000	31
Stephen P. Munn	$ 45,000	15
Robin B. Smith	$ 90,000	27
Louis A. Weil, III	$ 90,000	26
Clay T. Whitehead	$ 45,000	15

29. The excessive number of boards upon which the Fund's directors serve and concomitant assembly-line, truncated board meetings, effectively prevents them from being able to fulfill their statutory role as watchdogs for the public investors. Rather, the Fund's board is effectively controlled by the Adviser and its affiliates and merely rubber-stamps proposals of defendants. As a result, each of the directors is an

"interested person" within the meaning of ICA Sections 2(a)(3), 2(a)(19)(A)(i), and 2(a)(19)(B)(i), 15 U.S.C. §§ 80a-2(a)(3), 80a-2(a)(19)(A)(i), and 80a-2(a)(19)(B)(i).

30. Beach, Gold, Mooney, and Weil also serve on the board of directors of The High Yield Fund, Inc. along with Redeker, Gunia, and Melzer.

31. The total compensation shown includes amounts deferred under the funds' deferred compensation plans. Including accrued interest, total deferred compensation amounted to $71,640, $143,909, and $139,097 for McCorkindale, Mooney, and Smith, respectively.

32. The foregoing compensation is greater than the collective investment these individuals have in each of the funds within the Fund Complex.

33. As alleged herein, ICA Section 10(a), 15 U.S.C. § 80a-10(a), requires that at least 40% of the members of the board of directors of every registered investment company not be "interested persons," i.e., be independent of the investment adviser. ICA Section 15(c), 15 U.S.C. § 80a-15(c), provides, in pertinent part, that it is "unlawful for any registered investment company having a board of directors to enter into" a contract or agreement with an investment adviser or distributor, "unless the terms of such contract or agreement . . . have been approved by the vote of a majority of directors, who are not parties to such contract or agreement or interested persons of any such party . . . ." As more than 60% of the directors of the

Fund are "interested persons" within the meaning of the ICA, the Agreements could not have been approved as required by Section 15(c) of the ICA. Accordingly, the Agreements are invalid and the excessive compensation paid to the Adviser and the Distributor wrongly received.

34. By reason of the foregoing, the Adviser and the Distributor have breached their fiduciary duty to the Fund by accepting compensation pursuant to the non-arm's-length Agreements. Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by the Adviser and the Distributor, up to and including, "the amount of compensation or payments received from" the Fund.

WHEREFORE, plaintiff demands judgment pursuant to Section 36(b) as follows:

1. declaring that the Adviser and the Distributor violated Sections 10(a), 15(c), and 36(b) of the ICA, and that the Agreements are void ab initio;

2. awarding damages against the Adviser and the Distributor, consisting of all fees paid to each of them by the Funds beginning one year before this action was instituted, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

3. such other and further relief as may be just and proper.

Dated: December 10, 1998

Law Offices of James V. Bashian, P.C.

By: [signature]

James V. Bashian, Esq. (6331)
Fairfield Commons,
271 Route 46 West,
Suite F-207
Fairfield, NJ 07004
(973) 227-6330

Of Counsel:

Wechsler Harwood Halebian & Feffer LLP
Stuart D. Wechsler
Joel C. Feffer
Jeffrey M. Haber
488 Madison Avenue
New York, New York 10022
(212) 935-7400

Attorneys for Plaintiff

F:\complnj.amd

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the First Amended Complaint was served on December 10, 1998 by first class mail upon the following attorneys:

Joel M. Silverstein, Esq.
STERN & GREENBERG
75 Livingston Avenue
Roseland, New Jersey 07068

Sean M. Murphy, Esq.
ROGERS & WELLS LLP
200 Park Avenue
New York, New York 10166-0153

JAMES V. BASHIAN

SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH. D.C. 202 SECTION

EXHIBIT H

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

KEVIN KING and DAVID L. MASSARANO, on behalf of themselves and all others similarly situated, Plaintiffs, v. SAM P. DOUGLASS, NOLAN LEHMANN, GREGORY J. FLANAGAN, ROBERT L. KNAUSS, JOHN W. STORMS, FRANCIS D. TUGGLE, EDWARD E. WILLIAMS, GARY R. PETERSEN, EQUUS CAPITAL MANAGEMENT CORP., and EQUUS II INC., Defendants.	CIVIL ACTION NO. H-96-1033
KEVIN KING and DAVID L. MASSARANO, Plaintiffs, v. EQUUS CAPITAL MANAGEMENT CORP., Defendant, - and - EQUUS II INC., Nominal Defendant.	CLASS ACTION AND <u>DERIVATIVE COMPLAINT</u> <u>JURY TRIAL DEMANDED</u>

Plaintiffs, for their class action and derivative complaint, allege the following upon information and belief, except for those allegations that specifically pertain to plaintiffs, which is alleged upon personal knowledge. Plaintiffs' information and belief is based upon, *inter alia*, the investigation made by and through counsel, including counsels' review of the public filings of Equus II Inc. ("Equus" or the "Fund"), articles in the financial news media, and other publicly available information.

NATURE OF THE ACTION

1. Plaintiffs bring this case as a class action pursuant to Section 36(a) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80a-35(a), and pursuant to the common law on behalf of themselves and all persons who owned the Fund's shares as of March 5, 1996 (the "Class"). On that date, defendants (the Fund's directors, the Fund, and the Fund's investment advisor) announced that Equus, a closed-end fund that trades at a discount to net asset value of approximately 30%, would conduct a rights offering, pursuant to which the Fund would issue up to as many as 1,046,191 new shares of stock (the "Rights Offering" or "Offering"). If fully subscribed, the Rights Offering will increase the number of the Fund's outstanding shares by approximately 33%.

2. As a result of defendants' breaches of their fiduciary duties, the Offering will significantly injure both participating and non-participating shareholders by diluting both the net asset value ("NAV") and the market value of their investment in the Fund.

3. The Securities and Exchange Commission ("SEC"), in interpreting and applying the ICA, has stated repeatedly that a closed-end fund's directors and investment advisor have a heavy burden to demonstrate that a proposed offering's "expected"

benefits "clearly outweigh" the offering's injuries to both participating and non-participating shareholders. As alleged below, defendants cannot meet this heavy burden because the Offering's purported benefits are mere pretexts and rationalizations that cannot withstand scrutiny.

4. Plaintiffs also bring this action pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), on behalf of the Fund, against its investment adviser, Equus Capital Management Corporation ("ECM", "Equus Capital", or the "Adviser") for breach of fiduciary duty with respect to Equus Capital's compensation.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and pursuant to the Court's supplemental jurisdiction under 28 U.S.C. § 1367(a). The claims alleged herein arise under Section 36(a) and (b) of the ICA, 15 U.S.C. §§ 80a-35(a) and 35(b), and Delaware common law.

6. Venue is proper in this District pursuant to § 44 of the ICA, and 28 U.S.C. § 1391(b), because the defendants are found and transact business in this District, and many of the defendants' acts, including the preparation of the registration statement filed with the SEC on Form N-2 on March 5, 1996 (the "Registration Statement), occurred in this District. In addition, the Fund and Equus Capital maintain their principal places of business in this District.

7. In connection with the acts, conduct, and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails, telephone communications, and the facilities of the national securities markets, i.e., the facilities of the American Stock Exchange.

THE PARTIES

8. Plaintiff Kevin King is the owner of 10,000 shares of the Fund, and continues to own shares in the Fund.

9. Plaintiff David L. Massarano purchased 1,150 shares of the Fund on July 29, 1993, and purchased 49 shares on January 26, 1994, and continues to own shares in the Fund.

10. (a) Equus is a business development company, organized and existing under the laws of the State of Delaware. The Fund's principal office is located at 2929 Allen Parkway, Houston, Texas 77019. The Fund's primary investment objective is to achieve capital appreciation by making investments in equity and equity-oriented securities issued by privately-owned companies in transactions negotiated directly with such companies. As of December 31, 1995, the net assets of the Fund were approximately $61.9 million, or $19.71 per share.

(b) The Fund's shares of common stock, as do most closed-end funds, have historically traded at a discount to net asset value. At December 31, 1995, the Fund's shares traded at a discount to NAV of approximately 30%. At the end of February 1996, the Fund's 26.6% discount to NAV was the largest in Lipper Analytical's survey.

(c) In an effort to reduce the discount to NAV, on June 22, 1994, the Board of Directors of the Fund approved a stock repurchase program, pursuant to which the Fund repurchased on the open market and canceled 46,200 shares of its stock for $640,159 in 1994. Such stock was repurchased at an average discount of 28.74% from its net asset value. In 1995, the Fund repurchased and canceled 145,500 shares of its stock for $1,993,642. The stock repurchased in 1995 was repurchased at an average discount of 33.61% from its net asset value. The Fund has not repurchased any stock since August 1995.

(d) The Fund's common stock is listed and trades on the American Stock Exchange.

11. Equus Capital has served as the Fund's investment adviser since the Fund's inception in 1991. The Adviser also provides certain administrative services to the Fund. Equus Capital is currently affiliated with three investment funds that, as of December 31, 1995, had net assets of approximately $89 million. Pursuant to a management agreement, the Fund pays ECM a quarterly management fee at the annual rate of 2% of the Fund's quarterly net assets. The Adviser is also entitled to receive an incentive fee equal to 20% of the net realized capital gains of the Fund less unrealized depreciation on a cumulative basis. The investment advisory fee is higher than comparable fees paid by most other investment companies. Since the Adviser's management fee is

based on the net assets of the Fund, the Adviser will benefit from the Offer as a result of the increase in the amount of funds under management. In addition, two of the defendant directors, who are interested persons of the Fund, could benefit indirectly from the Offer because of their relationship with the Adviser. Equus Capital Corporation ("ECC") provides certain investment advisory services to the Fund.

12. Defendant Sam P. Douglass ("Douglass") is the Chairman of the Board of Directors and Chief Executive Officer of the Fund. Douglass also serves as the Chairman and Chief Executive Officer of the Adviser and the Sub-Adviser.

13. Defendant Nolan Lehmann ("Lehmann") is a director and the President of the Fund. Lehmann also serves as a director of the Adviser and the Sub-Adviser.

14. Defendants Gregory J. Flanagan, Robert L. Knauss, John W. Storms, Francis D. Tuggle, Edward E. Williams, and Gary R. Petersen are directors of the Fund.

15. The individuals described in paragraphs 12 through 14 are hereafter referred to as the "Director Defendants."

16. Defendants Douglass, Lehmann, and Williams are deemed "interested persons" of the Fund, as defined in the ICA.

THE FIDUCIARY DUTIES OF THE
DEFENDANT DIRECTORS AND THE ADVISER

17. The Director Defendants and the Adviser have fiduciary duties to the Fund's shareholders pursuant to the ICA and Delaware common law.

18. Under the ICA, the Director Defendants and the Adviser are required to act fairly, equitably and with due care in promoting and protecting the interests of the Fund's shareholders. Before the Director Defendants and the Adviser approve a proposed discounted rights offering, these parties must determine that the "expected" benefits of the offering "clearly outweigh," the injuries to the Fund's shareholders.

19. Upon approving such an offering, the ICA imposes upon the Fund's directors and Adviser the "heavy burden" of demonstrating that the benefits created by the offering are: (1) "expected" benefits, not just possible or hoped for benefits; (2) will accrue to all the shareholders, whether they exercise their rights or not; and (3) are larger than the harm caused by the approved offering.

20. Under the common law, the Director Defendants and the Adviser owe the Fund's shareholders fiduciary obligations of fidelity, trust, loyalty, good faith, and due care. These defendants were, and are, required to use their utmost ability to control the Fund in a fair, just and equitable manner, and to act in furtherance of the best interests of the Fund's shareholders so as to benefit all shareholders proportionately. Pursuant to such fiduciary duties, the Director Defendants and the Adviser were, and are, obligated to refrain from promoting their own interests to the detriment of the Fund's shareholders.

Class Action Allegations

21. Plaintiffs bring this action pursuant to Rules 23(a) and 23(b) of the Federal Rules of Civil Procedure on behalf of themselves and all other persons who owned shares of the Fund as of March 5, 1996. Excluded from the Class are the defendants herein; members of the immediate families of the Director Defendants; affiliates, successors and assigns of the individual and/or corporate defendants; and the officers and directors of the corporate defendants.

22. This action is properly maintainable as a class action for the following reasons:

a. the members of the Class are so numerous that joinder of all members is impracticable. The Fund has approximately 3.138 million shares of stock outstanding, owned by approximately 7,200 individuals and entities who or which are geographically dispersed;

b. plaintiffs' claims are typical of the claims of the members of the Class, and all members of the Class have and will sustain damages as a result of defendants' acts as alleged herein;

c. plaintiffs will fairly and adequately protect the interests of the members of the Class. Plaintiffs have retained competent counsel who are experienced in class action securities litigation, and plaintiffs do not have interests antagonistic to or in conflict with those they seek to represent as class representatives;

d. the questions of law and fact common to members of the Class predominate over any individual questions that may exist. Among the questions of law and fact involved herein which are common to the Class and which predominate over any questions affecting individual members of the Class include, among other things:

(1) whether defendants violated their fiduciary duties under the ICA and the common law, as alleged herein;

(2) the extent of damages sustained by the Fund and the appropriate measure of damages; and

(3) the extent of damages sustained by members of the Class and the appropriate measure of damages;

e. a class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as damages suffered by individual class members may be relatively small, the expense and burden of individual litigation makes it impracticable for the class members individually to redress the wrongs done to them. No difficulties are likely to be encountered in the management of this class action.

SUBSTANTIVE ALLEGATIONS

A. General Background

23. The Fund was formed as a successor to Equus Investments II, L.P. (the "Partnership") pursuant to a reorganization in which all the assets and liabilities of the

Partnership were transferred to the Fund on July 1, 1992, in exchange for 1,866,132 shares of common stock of the Fund (the "Exchange"). Such shares were then distributed on a pro rata basis to the partners of the Partnership, effectively liquidating the Partnership. Each limited partner received one share of common stock of the Fund for each partnership unit owned.

24. At December 31, 1995, the Fund had $71,610,360 of its assets invested in portfolio securities of 21 companies, and had committed to invest up to an additional $9,615,500 in four of such companies and $8,600,000 in two new companies under certain conditions.

25. Because of the unique structure of closed-end funds, the Fund's growth has been dependent upon its ability to increase the underlying value of its portfolio. Unlike open-end funds, which can repeatedly hold public offerings of new shares, closed-end funds do not generally issue new shares after their initial offering and, thus, do not expand through infusions of new, outside capital. Rather, closed-end funds generally expand only through the gradual increase in the value of their underlying portfolio.

26. The Fund's ability to grow has been impacted recently by, among other things, its heavy debt burden. The financial condition of the Fund has been reflected in the steep discount of the market price of the Fund's stock to its NAV. Indeed, during the past three years, the price of the Fund's stock has traded at an average discount to NAV of approximately 30%.

27. Moreover, management recently had to respond to a shareholder proposal to maximize value through an extraordinary transaction. A majority of the shares voting voted in favor of the proposal; however, because a majority of the outstanding shares was needed, and was not obtained, the proposal failed.

28. Recognizing the foregoing, defendants determined to remedy one of the areas of shareholder discontent by deciding to issue transferable rights to shareholders. On March 5, 1996, defendants announced that the Fund would conduct the Rights Offering, pursuant to which the Fund would issue up to as many as 1,046,191 new shares of common stock.

29. Commentators have observed, in most cases, that rights offerings such as this one are not instituted for the benefit of the Fund's shareholders. As Editor Leslie Eaton explained in the November 23, 1993 edition of Barron's:

> [C]losed-ends don't sell shares all the time; in order for assets to grow (and managers to rake in more fees), their portfolios must make gains. Or fund managers must find a way to extort more money from existing shareholders, which is where rights offerings come in. Under these schemes, shareholders get the right to buy more at a discount (it's usually at the fund's market price or its net asset value, whichever is lower). Investors feel compelled to pony up for the additional shares or see the value of their holdings diluted. [Emphasis added.]

30. Similarly, as Barron's reported on November 23, 1993:

> [T]here's a suspicion in some quarters that closed-end managers go for rights offerings when they don't think assets will grow through

appreciation, and/or they can't raise more money through new offerings.

31. Recently, in discussing the Offering, on March 25, 1996, Barron's had the following to say about rights offerings in closed-end funds:

> Now Equus isn't the only fund around that's seeking to raise cash. . . But rights offerings, as a rule, have riled closed-end shareholders, who perceive then as an ill-disguised attempt by fund companies to boost management fees. [Emphasis added:]

B. **The Offering Will Dilute Both The NAV And The Market Value Of Shareholders' Current Investments**

32. Under the terms of the Offering, Equus will issue to record shareholders one transferable right for each share of common stock owned on the record date. The rights entitle shareholders to acquire at the subscription price (preliminarily estimated to be about $12.50 per share) one share for each three rights held. In addition, any record holder who fully exercises all rights initially issued to him/her is entitled to subscribe for shares that were not otherwise subscribed for by others. The Fund's directors and officers, individually, as record holders, have advised the Fund that they intend to purchase shares with an aggregate subscription price of up to $400,000 to the extent such shares become available to them in accordance with the primary subscription and the allotment provisions of the over-subscription privilege.

33. Defendants' Offering will (a) depress the market (i.e., trading) value of the Fund's shares for all shareholders and

(b) dilute the value of shareholder investment in Equus, especially for those shareholders who do not exercise their rights.

34. The market value of the Fund's shares will undoubtedly decline as a result of the Offering. When 33% more shares are added to the market at approximately 33% below the current average trading price for Equus' common stock, the Fund's market price will likely be depressed.

35. Moreover, shareholders who are unable, or unwilling, to invest additional money in the Fund will suffer immediate and severe NAV dilution from the addition of new discounted shares. As defendants conceded in the preliminary Registration Statement:

> Because the Subscription Price per share is likely to be less than the net asset value per share, the Offer is likely to result in dilution of the aggregate net asset value of the shares owned by stockholders who do not fully exercise their Rights. In addition, as a result of the terms of the Offer, stockholders who do not fully exercise their Rights should expect that they will, upon the completion of the Offer, own a smaller proportional interest in the Fund than would otherwise be the case.
>
> * * *
>
> An immediate dilution of the aggregate net asset value of the shares owned by stockholders who do not fully exercise their Rights is likely to be experienced as a result of the Offer because the Subscription Price will be less than the then net asset value per share, and the number of shares outstanding after the Offer is likely to increase in greater percentage than the increase in the size of the Fund's assets . . . Although it is not possible to state precisely the amount of such a decrease in value, because it is not known at this time what the net asset value per share will be at the Expiration Date, such dilution could be substantial.

36. Even shareholders who subscribe will be adversely affected by the Offering. As defendants stated in the preliminary Registration Statement:

> In addition, as a result of the terms of the Offer, stockholders who do not fully exercise their Rights should expect that they will, at the completion of the Offer, own a smaller proportional interest in the Fund than would otherwise be the case. [Emphasis added.]

37. Further, participating shareholders will be harmed because of the structure of the Offering. Rights offerings come in two forms: transferable and non-transferable. Here, defendants are proposing a transferable offering. Transferable rights may be sold in the market. As such, a transferable rights offering creates significant problems to all shareholders.

38. Typically, at the commencement of the rights period, arbitrageurs purchase rights and short the fund's stock to obtain the maximum price benefit. This pressure often causes the price of the stock to spiral downward. As a result, even exercising shareholders see their investment in the fund diluted.

39. To mitigate the dilutive effects on participating shareholders, the shareholder must sell about a third of their investment in the Fund, and use the money to finance their participation in the offering. Of course, to do this, shareholders would have to pay transaction costs incurred in connection with their sales.

1. **The Offering Creates A Downward Pressure On The Fund's Stock Price As The Stock Market Attempts To Readjust The Fund's Trading <u>Price To Reflect The Expected NAV Dilution</u>**

40. By pricing the Offering's new shares at a steep discount to current market prices, the Offering's structure places downward pressure on the trading price for the Fund's shares.

41. Defendants knew, or should have known, that a fund's share price usually drops after a discounted rights offering is announced, as financial markets attempt to adjust to the stock's price in light of the stock's expected dilution. As <u>Barron's</u> reported on June 14, 1993:

> [T]he sad truth is that once a rights offering is announced, the fund's share price almost always drops. That's not surprising, given the dilution to come.

42. Similarly, on December 6, 1993, <u>The New York Times</u> stated:

> [R]ecent experience has shown that rights offerings, which usually last about a month, nearly always put downward pressure on funds' share prices resulting from the dilution of the fund's net asset value as the number of outstanding shares increases at a lower price for each share.

43. On September 20, 1995, the <u>Rocky Mountain News</u> stated:

> But the value of a closed-end fund's shares takes a roller-coaster ride during the month-long offering period. "A rights offering puts pressure on the premium," [Donald] Cassidy [a senior closed-end analyst for Lipper Services Inc.] said. "The premium doesn't always bounce back."

44. The Offering's downward pressure on the Fund's shares' market price increases the coercive pressure on the Fund's shareholders to exercise their rights. The lower the stock price drops, the lower the new shares' subscription price and, thus, the greater the per share NAV dilution. As a result, as the stock price declines, the potential for NAV dilution increases and so does the pressure on investors to exercise their rights to buy cheap stock to mitigate the dilution of their investments.

45. Therefore, the Offering leaves the Fund's shareholders with something of a Hobson's Choice. The Fund's investors have three choices: (a) investors can attempt to minimize their NAV dilution by investing more money into the Funds, thereby suffering the dilution to NAV caused by the Offering's underwriting fees and expenses; (b) investors who are unable or unwilling to invest more money in the Fund will suffer dilution from both the addition of new discounted shares and the deduction of underwriting fees and expenses; or (c) investors can attempt to sell their shares and suffer significant losses as they sell into a declining market, even if they participate. However, no matter what the Fund's shareholders do they will all suffer market value dilution.

46. There is nothing the Fund's shareholders can do to come out ahead in a transaction, which is purportedly in their best interests. At a minimum, the Fund's investors will suffer: (a) NAV dilution from the underwriting costs, and (b) loss of market value of their investment. Those who do not submit to defendants' pressure because: (a) they cannot afford to invest more, or (b)

they would rather invest their money elsewhere, will also suffer additional dilution from the issuance of new shares.

47. Meanwhile, as the Fund's shareholders are injured by NAV and market value dilution, certain of the Director Defendants and Equus Capital will benefit by the Offering due to the influx of capital to the Fund. As defendants conceded in the preliminary Registration Statement:

> The Fund's Investment Adviser will benefit from the Offer because the Investment Adviser's quarterly management fee is based on the net assets of the Fund. It is not possible to state precisely the amount of additional compensation the Investment Adviser will receive as a result of the Offer because the proceeds of the Offer will be invested in additional portfolio securities which will fluctuate in value. However, assuming all Rights are exercised and that the Fund receives the maximum proceeds of the Offer, the annual compensation to be received by the Investment Adviser would be increased by approximately $250,000. Three of the Fund's Directors who voted to authorize the Offer are "interested persons" of the Investment Adviser within the meaning of the 1940 Act. Two of these Directors, Sam P. Douglass and Nolan Lehmann, could benefit indirectly from the Offer because of their relationships with the Investment Adviser.

2. **The Offering's Dilutive Effects Are Not Offset By <u>The Transactions' Minimal, Speculative Benefits</u>**

48. In an attempt to justify the Offering, defendants have created the facially appealing pretext that the Offering will provide the Fund with capital to pay down debt and possibly reduce the Fund's expense ratio. As stated in the preliminary Registration Statement:

> The Board of Directors of the Fund has determined that it is in the best interest of

> the Fund and its stockholders to increase the assets of the Fund in order to repay indebtedness incurred by the Fund to make new investments and to fulfill commitments that the Fund has made for follow-on investments. In addition, the Offer affords existing stockholders the opportunity to purchase additional shares of Common Stock at a price that may be below market value and/or net asset value without incurring the transaction costs associated with open-market purchases. The increase in the net assets of the Fund <u>may</u> reduce the Fund's expense ratio, thus benefitting both participating and non-participating stockholders. [Emphasis added.]

49. Defendants' rationalizations are illusory and/or speculative at best. Simply, they do not justify the injuries that shareholders will suffer as a result of the Offering.

50. Defendants state that the "increase in the net assets of the Fund <u>may</u> reduce the Fund's expense ratio . . . ." [Emphasis added.] According to the preliminary Registration Statement, the Fund pays the Adviser an annual fee of 2% of the Fund's net assets. In 1995, the Adviser was paid $1,237,775 in management fees. Though the Fund's annual expense in management fees as a percentage of net assets will remain constant (<u>i.e.</u>, 2%), the actual fee paid to the Adviser will increase with the infusion of cash from the Offering.

51. Additionally, the Adviser receives a fee from the Fund for rendering certain administrative services. In 1995, the Fund paid Equus Capital $50,000.

52. In 1995, the Fund paid .51% of its net assets for the payment of interest on borrowed funds. According to the preliminary Registration Statement, at December 31, 1995, the "Fund

had a $60,000,000 line of credit promissory note with a bank, with interest payable at the prime rate [of 8.5%] . . . ." This note matures on July 15, 1996. At December 31, 1995, the "Fund had $60,000,000 . . . outstanding on such note . . . ." The average daily balance outstanding on this line of credit during 1995, 1994, and 1993 was $2,079,452, $978,082, and $821,918, respectively. Further, "The Fund paid $75,000, $56,250, and $56,250 in commitment fees on such notes in 1995, 1994 and 1993, which were deferred and are being amortized over the twelve month commitment period."

53. The Fund also had a $13,000,000 revolving line of credit from a bank, with interest payable at prime. The outstanding balance on this line of credit was $5,750,000 and $600,000 at December 31, 1995 and 1994, respectively. The revolving line of credit is due on December 31, 1996. The average daily balance outstanding on the note during 1995 and 1994 was $759,863 and $16,438, respectively. The Fund paid facility fees of $3,125 and $6,250 to the bank for the revolving line of credit during 1995 and 1994.

54. Subsequent to December 31, 1995, the Fund received a commitment for a new $20,000,000 revolving line of credit with another bank which will replace its $13,000,000 line of credit.

55. In light of the foregoing, it is mere speculation, and wishful thinking, that the proceeds from the Offering to pay down debt, which the Fund recently increased, will meaningfully alter the interest expense incurred by the Fund. Indeed, assuming 100% participation, which is generally the exception rather than

the rule, the Fund will receive approximately $14,000,000 in proceeds, exclusive of transaction expenses. Thus, any benefit derived from paying down debt will be, in all likelihood, de minimis.

56. Moreover, use of the proceeds from the Offering to pay down debt, though facially appealing, will not grow the underlying net assets of the Fund. Indeed, given the substantial debt burden of the Fund, if all the proceeds of the Offering are used to pay down debt, there will be no new money available to invest in equity and equity-oriented securities issued by privately-owned companies. Thus, though the Fund will be able to reduce its debt, it will have no new cash to use for investment to grow the Fund's assets. The only source to grow assets will likely be additional or increased credit facilities, thereby increasing the Fund's debt burden.

57. Finally, although "the Offer affords existing stockholders the opportunity to purchase additional shares of Common Stock at a price that may be below market value and/or NAV without incurring the transaction costs associated with open-market purchases," it does not mean that all shareholders who participate in the Offering will benefit in this manner. For those shareholders who do not fully exercise their rights and elect to sell their rights through a broker, transaction costs will be incurred in a manner similar to an open-market sale.

C. The Adviser's And Directors' Approval Of The Offering Violates Their Fiduciary Duties To The Fund's Shareholders

1. The Defendants' Fiduciary Duties

58. The ICA specifically prohibits closed-end funds from conducting the type of discounted offering involved here. Section 23(b) of the ICA, 15 U.S.C. § 80a-23(b), states:

> No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount. [Emphasis added.]

59. Though Section 23(b)(1) allows Funds to make discounted offerings to their current shareholders, the SEC has stated repeatedly that:

> [T]he exceptions in Section 23(b) for sales or issuances at a price below NAV are designed for exceptional and not routine, circumstances . . . .

"Closed-End Investment Company (Transferable Rights Offering)," 1993 WL 45914, at #1 (SEC Jan. 26, 1993)(the "1993 Letter"). [Emphasis added.]

* * *

> [Discounted closed-end rights offerings are only justified in] rare circumstances [where] the sale would be in the interest of the Company and not to the substantial derogation of its shareholders.

"Interpretive Position Relating To Rights Offering By Closed End Investment Companies Below Net Asset Value," Release No. IC-9932, Fed. Sec. L. Rep. Vol. 6 (CCH) ¶ 48,868, at 37,643 (Sept. 15, 1977) (the ("1977 Release"). [Emphasis added.]

60. Before a discounted offering can proceed, the closed-end fund's directors are required to make a careful

examination to determine that the fund's shareholders are helped more than they are harmed. As the SEC has stated:

> [D]irectors have a duty in evaluating any offering below net asset value to determine that the expected benefits to the existing shareholders as a result of the offering outweigh the potential dilution to shareholders. . ..
>
> * * *
>
> Directors have an obligation to make a good faith determination that the Offering would result in a net benefit to existing shareholders.

1977 Release, at 37,644. [Emphasis added.]

61. Not only must a fund's directors determine that an offering's benefits outweigh its drawbacks, but, in addition, the directors must show a specific set of definite benefits that: (1) are "expected" and not just possible or hoped-for; (2) will accrue to all the shareholders, whether they exercise their rights or not; and (3) "clearly outweigh" the harm caused by the dilution inherent in discounted rights offerings. Directors cannot simply point to vague, speculative, minimal benefits. As the SEC has stated repeatedly:

> [t]he expected benefits to the company and to all shareholders [must] clearly outweigh any potential dilutive effects from the offering.

1977 Release, at 37,644, n.11. [Emphasis added.]

* * *

> In the Division's view, in order for directors to justifiably expect that an offering would ultimately result in a net benefit to existing shareholders there must be a specific use intended for the funds.

1977 Release, at 37,645, n.13. [Emphasis added.]

* * *

> [the directors must] determine in good faith that the Offering would result in a net benefit to existing shareholders, <u>including those who chose not to exercise their rights</u>.

1993 Letter, at #2. [Emphasis added.]

> [Directors must determine that] <u>non-exercising</u> shareholders will be compensated for their dilution.

<u>Id.</u> [Emphasis added.]

62. Furthermore, a closed-end fund's directors can not simply make a superficial evaluation of the offering in private; rather they must be able and prepared to openly demonstrate that the offering's benefits clearly outweigh its injuries to the fund's shareholders. The SEC has specifically recognized that because discounted offerings involve inherent conflicts of interest, questions automatically arise about the legitimacy of the directors' decision to approve such offerings. As the SEC has stated:

> <u>In [closed-end, discounted] offerings there are questions of fiduciary duty which exist in addition to questions relating to the availability of the exemption provided by Section 23(b)(1).</u> Most registered investment companies pay investment advisory fees based on a percentage of fund assets. Since the greater the assets of an investment company, the greater the likelihood of increased compensation for its investment adviser, <u>an inherent conflict for directors affiliated with the investment adviser is present</u> . . .

1977 Release, at 37,643. [Emphasis added.]

63. As the foregoing statement indicates, a discounted offering such as the one here raises questions not only about whether the offering qualifies for the "rare" exemption under § 23(b)(1), but also as to whether the directors' decision approving the offering was made in good faith.

64. In light of the conflicts of interest inherent in such offerings, the SEC has stated that directors are required to demonstrate the legitimacy of their decision approving a discounted offering:

> An inherent conflict for directors affiliated with the investment adviser is present which, in the view of the Division, places a heavy burden on all directors to demonstrate that their decision to make a transferable rights offering, or any public offering, was bona fide.

Id., citing ICA, § 36(a). [Emphasis added.]

65. As the foregoing discussion sets out, § 23 of the ICA imposes a "heavy burden" on closed-end fund directors to demonstrate that the adverse impact of a discounted offering is clearly outweighed by definite, specific, benefits that accrue to all of a fund's shareholders.

2. The Defendants Violated Their Fiduciary Duties In Approving The Rights Offering

66. Defendants have not, and cannot, demonstrate specific benefits from the proposed Offering that will outweigh its negative impact on current shareholders. As a result, defendants have violated their fiduciary duties to the Fund's shareholders and are liable for the injuries they have, and will, cause.

67. Paying mere lip service to their fiduciary duties, defendants disingenuously attempt to justify the Offering by asserting that:

> Although it is not possible to state precisely the amount of such a decrease in value, because it is not known at this time what the net asset value per share will be at the Expiration Date, such dilution could be substantial. For example, assuming that all Rights are exercised and that the Subscription Price of $____ is ___% below the Fund's then net asset value per share, the Fund's net asset value per share (before deduction of expenses incurred in connection with the Offer) would be reduced by approximately $____ per share.

68. As defendants admit in the foregoing statement, they cannot determine at this time how much dilution the Offering will cause. This is due to the fact that it is not presently known how many shares will actually be issued in the Offering, and, perhaps more importantly, the price at which the shares will be sold. Notwithstanding their inability to determine the amount of either NAV or market price dilution the Offering will cause, defendants claim the Fund's directors conclusively determined that the Offering's long-term benefits will outweigh the undetermined amount of injuries to shareholders.

69. The Offering's central purported benefit of repaying indebtedness consists, in reality, of simply paying down debt to obtain new, additional debt. In exchange for this purported "benefit," the Offering will:

a. dilute NAV for non-participant shareholders;

b. drive down the Fund's market value for all of the Fund's shareholders, whether they participate or not; and

c. dilute NAV for participating shareholders who do not fully subscribe in the Offering.

D. **The Directors' Approval Of The Offering Constitutes Unratifiable Ultra Vires And Illegal Conduct**

70. The sale of shares at prices below the Fund's NAV is in direct violation of the Fund's Certificate of Incorporation.

71. Article Eighth, subdivision (F)(i), of the Fund's Certificate of Incorporation provides, in pertinent part:

> F. In furtherance and not in limitation of the powers conferred by statute and pursuant to this Certificate of Incorporation, the Board of Directors is expressly authorized to do the following:
>
> > (i) subject to Article Tenth, to issue and sell, from time to time, shares of any class of the Corporation's stock in such amounts and on such terms and conditions, and for such amount and kind of consideration, as the Board of Directors shall determine . . .

72. Article Tenth of the Fund's Certificate of Incorporation provides that "a favorable vote of the holders of at least a majority of the shares of the Corporation then entitled to be voted on a matter shall be required to approve, adopt or authorize" certain corporate conduct.

73. When read together, the Fund's Certificate requires a vote of the majority of the Fund's shareholders to approve the Rights Offering. Indeed, defendants admit that such a vote is required in the Fund's annual report filed on Form 10-K for the year-end December 31, 1995:

> The Fund generally may sell its securities at a price that is below the prevailing net asset value per share <u>only upon the approval of the</u>

> policy by shareholders holding a majority of the shares issued by the Fund, including a majority of shares held by nonaffiliated shareholders. [Emphasis added.]

74. Defendants have failed to present the Offering for the approval of the shareholders. Given last year's shareholder proposal to sell, merge, or liquidate the Fund as described in paragraph 27 above, defendants are apparently concerned that they could not obtain the necessary votes to approve the Offering. Because defendants are conducting the Offering without the required shareholder vote, the sale of new shares at prices below the Fund's market and NAV levels are illegal, ultra vires acts, which cannot be authorized or ratified by the Funds' directors.

COUNT I

Violation Of Section 36(a) Of The Investment Company Act
(Against All Defendants)

75. Plaintiffs repeat and reallege paragraphs 1 to 74, as if fully set forth herein.

76. By reason of the conduct alleged above, defendants have violated their fiduciary duties under § 36(a) of the ICA in approving the Rights Offering to the detriment of the Fund's shareholders.

COUNT II

Aiding And Abetting A Breach Of Fiduciary Duty
(Against Defendants EQUUS And The Director Defendants)

77. Plaintiffs repeat and reallege paragraphs 1 to 74, as if fully set forth herein.

78. Through their control and domination over the Adviser and the Fund's Board of Directors, the Fund and the

Director Defendants instigated, and aided and abetted, the breaches of fiduciary duties alleged herein by knowingly rendering substantial assistance to the Fund's directors and Adviser in violating their fiduciary duties to the Fund's common shareholders, as alleged herein.

COUNT III

Breach Of Fiduciary Duty Under Delaware Law
(Against Equus Capital And The Director Defendants)

79. Plaintiffs repeat and reallege paragraphs 1 to 74, as if fully set forth herein.

80. During their tenure as officers and/or directors of the Fund and/or the Investment Adviser, Equus Capital and the Director Defendants owed to the Fund and its shareholders the duty of due care, good faith, and loyalty in the management and administration of the affairs of the Fund.

81. Defendants' conduct set forth herein was not due to an honest error or misjudgment, but rather was due to these defendants' intentional breach and/or reckless disregard of their fiduciary duties to the Fund and its shareholders. Defendants intentionally breached and/or recklessly disregarded their fiduciary duties to protect the rights and interests of the Fund and its shareholders in structuring and approving the Offering.

82. By reason of the conduct alleged above, the Fund's directors and Investment Adviser have violated their fiduciary duties under Delaware common law to the detriment of plaintiffs and the Class.

COUNT IV

Violation Of Section 36(b) Of Investment Company (On behalf of Equus Fund Against Defendant Equus Capital)

83. Plaintiffs repeat and reallege paragraphs 1 to 20 and 23 to 74, as if fully set forth herein.

84. This claim for relief is brought on behalf of the Fund against defendant Equus Capital, pursuant to Section 36(b) of the ICA. For purposes of this Count, Equus is named as a nominal brought on its behalf; no claims are asserted against it.

85. Plaintiffs will fairly and adequately represent the interests of Equus and its shareholders in enforcing and prosecuting the rights of the Fund and have retained competent counsel experienced and successful in securities and derivative litigation of this nature to prosecute this claim.

86. The Fund relied on Equus Capital for all management advice, as provided by, inter alia, their investment advisory and other contracts.

87. Equus Capital's pressuring and/or instructing the Fund's Board of Directors to approve the Rights Offering conferred a substantial benefit upon Equus Capital in the form of increased fees while imposing substantial damage on the Fund.

88. By reason of Equus Capital's pressuring and/or instructing the Fund's Board of Directors to approve the Rights Offering, to the substantial detriment of the Fund, but to the substantial financial benefit of Equus Capital, Equus Capital breached its fiduciary duties to the Fund and its shareholders.

89. As a result, the Fund has suffered and will continue to suffer damages under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b).

COUNT V

For Ultra Vires Approval Of The Offering
(Against The Director Defendants)

90. Plaintiffs repeat and reallege paragraphs 1 to 74, as if fully set forth herein.

91. The authority under which the Director Defendants are authorized to issue and sell shares in the Fund is limited by the Fund's Certificate of Incorporation.

92. As alleged above, the Fund's Certificate of Incorporation expressly prohibits the sale of shares at a price less than the Fund's NAV without the approval of a majority of the Fund's shareholders. Because of this express prohibition in the Fund's Certificate of Incorporation, the Director Defendants exceeded their legal authority when they caused, permitted and approved the Fund's issuance and sale of shares in the Offerings at a price below NAV.

93. As a result of the illegal, ultra vires approval of the Offering, plaintiffs and the Class will suffer injury in an amount to be determined at trial.

WHEREFORE, plaintiffs demand judgment on behalf of the Fund as follows:

1. declaring that defendant Equus Capital has breached its fiduciary duties as made actionable by Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b);

2. awarding damages against defendant Equus Capital and in favor of the Fund, together with interest, costs, disbursements, attorneys fees, and such other items as may be allowed to the maximum extent permitted by law; and

3. such other and further relief as may be just and proper; and

WHEREFORE, plaintiffs demand judgment on their behalf and on behalf of the Class as follows:

4. determining that this action is a proper class action maintainable under Rule 23 of the Federal Rules of Civil Procedure and that plaintiffs are proper class representatives;

5. declaring that all defendants, and each of them, have breached their fiduciary duties to plaintiffs and the Class under Section 36(a) of the ICA;

6. declaring that all defendants, and each of them, have breached their fiduciary duties to plaintiffs and the Class under the common law;

7. declaring the Rights Offering to be voidable as an ultra vires act;

8. awarding money and other damages against each defendant in favor of plaintiffs and each member of the Class in the maximum amount permitted by law, and awarding prejudgment interest at the maximum rate allowable by law;

9. awarding plaintiffs and each member of the Class attorneys fees and the costs of their suit, including accountants' and other experts' fees and other disbursements; and

10. such other and further relief as may be just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury.

Dated: April 1, 1996

LAW OFFICES OF ~~EVAN~~ B. GLICK, P.C.

By: ______________________________
Evan B. Glick
502 Caroline, 4th Floor
Houston, Texas 77002
(713) 224-4664
(713) 224-6664 Facsimile

Attorneys for Plaintiffs

Of Counsel:

WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400
(212) 753-3630 Facsimile

F:\wp51\docs\Equus\complain.3/26/96

EXHIBIT I

Federal Register

Wednesday,
June 30, 2004

Part VI

Securities and Exchange Commission

17 CFR Parts 239, 240, and 274
Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies; Final Rule

SECURITIES AND EXCHANGE COMMISSION

17 CFR Parts 239, 240, and 274

[Release Nos. 33–8433; 34–49909; IC–26486; File No. S7–08–04]

RIN 3235–AJ10

Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies

AGENCY: Securities and Exchange Commission.

ACTION: Final rule.

SUMMARY: The Securities and Exchange Commission is adopting rule and form amendments under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940 to improve the disclosure provided by registered management investment companies about how their boards of directors evaluate and approve, and recommend shareholder approval of, investment advisory contracts. The amendments require a registered management investment company to provide disclosure in its reports to shareholders regarding the material factors and the conclusions with respect to those factors that formed the basis for the board's approval of advisory contracts during the most recent fiscal half-year. The amendments also are designed to encourage improved disclosure in proxy statements regarding the basis for the board's recommendation that shareholders approve an advisory contract.

DATES: *Effective Date:* August 5, 2004, except that the amendments to Item 12 of Form N–1A,[1] Item 18 of Form N–2,[2] and Item 20 of Form N–3 [3] are effective January 31, 2006.

Compliance Date: All fund reports to shareholders for periods ending on or after March 31, 2005, and all fund proxy statements on Schedule 14A filed on or after October 31, 2004, are required to comply with these amendments. Section II.C. of this release contains more information on the compliance date.

FOR FURTHER INFORMATION CONTACT: Deborah D. Skeens, Senior Counsel, or Paul G. Cellupica, Assistant Director, Office of Disclosure Regulation, Division of Investment Management, (202) 942–0721, at the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549–0506.

[1] 17 CFR 239.15A and 274.11A.

[2] 17 CFR 239.14 and 274.11a–1.

[3] 17 CFR 239.17a and 274.11b.

SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission ("Commission") is adopting amendments [4] to Schedule 14A,[5] the schedule used by registered investment companies and issuers registered under section 12 of the Securities Exchange Act of 1934 ("Exchange Act") [6] for proxy statements pursuant to section 14(a) of the Exchange Act, and Forms N–1A, N–2, and N–3, registration forms used by management investment companies to register under the Investment Company Act of 1940 ("Investment Company Act") [7] and to offer their securities under the Securities Act of 1933 ("Securities Act").[8]

Table of Contents

I. Background

Unlike most business organizations, registered management investment companies ("funds") [9] are typically organized by an investment adviser that is responsible for the day-to-day operations of the fund. In most cases, the investment adviser is organized as a corporation, whose shareholders may have an interest with respect to the fund that is quite different from the interests of the fund's shareholders. One of the key areas where the interests of fund shareholders and shareholders of the investment adviser diverge is fees. While fund shareholders ordinarily prefer lower fees to achieve greater returns, shareholders of the fund's investment adviser often want to maximize profits through higher fees.

The Investment Company Act relies on fund boards of directors to police conflicts of interest, including conflicts with respect to fees to be received by investment advisers. Section 15(a) makes it unlawful for any person to serve as an investment adviser to a fund, except pursuant to a written contract that has been approved by a majority vote of the fund's shareholders and that continues in effect for not more than two years, unless its continuance is approved at least annually by the board of directors or a majority vote of the shareholders.[10] In addition, section 15(c) requires that the terms of any advisory contract, and any renewal thereof, be approved by a vote of the majority of the disinterested directors.[11] Section 15(c) also requires a fund's directors to request and evaluate, and an investment adviser to a fund to furnish, such information as may reasonably be necessary to evaluate the terms of any advisory contract.[12] As part of their fiduciary duties with respect to fund fees, boards of directors are required to evaluate the material factors applicable to a decision to approve an investment advisory contract. [13]

Since 1994, we have required fund proxy statements seeking approval of an investment advisory contract to include a discussion of the material factors that form the basis of the fund board's recommendation that shareholders approve the contract.[14] In 2001, we adopted amendments requiring a fund to provide similar disclosure in its Statement of Additional Information

[4] The Commission proposed these amendments in February 2004. Investment Company Act Release No. 26350 (Feb. 11, 2004) [69 FR 7852 (Feb. 19, 2004)] ("Proposing Release").

[5] 17 CFR 240.14a–101.

[6] 15 U.S.C. 78a *et seq.*

[7] 15 U.S.C. 80a–1 *et seq.*

[8] 15 U.S.C. 77a *et seq.*

[9] Management investment companies typically issue shares representing an undivided proportionate interest in a changing pool of securities, and include open-end and closed-end companies. *See* T. Lemke, G. Lins, A. Smith III, Regulation of Investment Companies, Vol. I, ch. 4, § 4.04, at 4–5 (2002). An open-end company is a management company that is offering for sale or has outstanding any redeemable securities of which it is the issuer. A closed-end company is any management company other than an open-end company. *See* section 5 of the Investment Company Act [15 U.S.C. 80a–5]. Open-end companies generally offer and sell new shares to the public on a continuous basis. Closed-end companies generally engage in traditional underwritten offerings of a fixed number of shares and, in most cases, do not offer their shares to the public on a continuous basis.

[10] 15 U.S.C. 80a–15(a).

[11] We refer to directors who are not "interested persons" of the fund as "independent directors" or "disinterested directors." The term "interested person" is defined in section 2(a)(19) [15 U.S.C. 80a–2(a)(19)] of the Investment Company Act.

[12] 15 U.S.C. 80a–15(c).

[13] *See, e.g., Burks* v. *Lasker*, 441 U.S. 471, 483 (1979) ("Congress consciously chose to address the conflict-of-interest problem through the [Investment Company] Act's independent-directors section."); *Brown* v. *Bullock*, 194 F. Supp. 207, 235 (S.D.N.Y.) ("By giving the directors the right to extend and to terminate the [investment advisory] contract, the Act necessarily also imposes upon the directors the fiduciary duty to use these powers intelligently, diligently and solely for the interests of the company and its stockholders."), *aff'd*, 294 F.2d 415 (2nd Cir. 1961).

[14] Item 22(c)(11) of Schedule 14A. *See* Investment Company Act Release No. 20614 (Oct. 13, 1994) [59 FR 52689 (Oct. 19, 1994)] (adopting amendments to Schedule 14A).

("SAI") [15] regarding the basis for the board's approval of an existing investment advisory contract.[16]

Recently, concerns have been raised regarding the adequacy of review of advisory contracts and management fees by fund boards. In particular, the level of fees charged by investment advisers to mutual fund clients, especially in comparison to those charged by the same advisers to pension plans and other institutional clients, has become the subject of debate.[17] In February 2004, the Commission proposed to require enhanced disclosure regarding the board's basis for approving, or recommending that shareholders approve, investment advisory contracts, in order to encourage fair and reasonable fund fees. Increased transparency with respect to investment advisory contracts, and fees paid for advisory services, will assist investors in making informed choices among funds and encourage fund boards to engage in vigorous and independent oversight of advisory contracts.[18] This proposal was part of a larger series of Commission rulemaking initiatives that have sought to improve disclosure to investors concerning fund fees and charges.[19]

The Commission received 22 comment letters relating to the proposed amendments from investors, participants in the fund industry, and others. The commenters generally supported the Commission's proposals, although some expressed concerns regarding portions of the disclosure requirements or suggested changes. Today, the Commission is adopting these proposed amendments, with modifications to address commenters' concerns.

In addition to the amendments that we are adopting in this release, we are amending the fund recordkeeping rule to require that funds retain copies of the written materials that directors considered in approving an advisory contract. This recordkeeping requirement will facilitate our compliance examiners' review of whether directors are obtaining the necessary information to make an informed assessment of the advisory contract. The release amending the fund recordkeeping rule also includes measures designed to improve the effectiveness of fund boards of directors and enhance their independence in dealing with matters such as the advisory fee.

II. Discussion

A. Disclosure Requirement in Shareholder Reports

The Commission is adopting, substantially as proposed, amendments to Forms N–1A, N–2, and N–3[20] that require fund shareholder reports to discuss, in reasonable detail, the material factors and the conclusions with respect thereto that formed the basis for the board of directors' approval of any investment advisory contract.[21] This requirement applies to shareholder reports of open- and closed-end management investment companies and insurance company managed separate accounts that offer variable annuities.

Several commenters, including investor advocacy groups and fund directors, supported the proposed requirement to include disclosure regarding the board's basis for approval of any investment advisory contract in shareholder reports, agreeing with the Commission that shareholder reports are the location where investors are more likely to read and benefit from this disclosure. However, some fund industry commenters objected to inclusion of the proposed disclosure in shareholder reports. These commenters argued that the disclosure could be lengthy, and that adding it to shareholder reports could dilute their effectiveness. In addition, these commenters noted that information in shareholder reports is subject to certification by the fund's principal executive and principal financial officers, and argued that it would be inappropriate to require fund officers to certify disclosure that explains the

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[15] The SAI is part of a fund's registration statement and contains information about a fund in addition to that contained in the prospectus. The SAI is required to be delivered to investors upon request and is available on the Commission's Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR").

[16] Item 12(b)(10) of Form N–1A (registration statement for open-end management investment companies); Item 18.13 of Form N–2 (registration statement for closed-end management investment companies); Item 20(l) of Form N–3 (registration statement for separate accounts organized as management investment companies that offer variable annuity contracts); Investment Company Act Release No. 24816 (Jan. 2, 2001) [66 FR 3734, 3744 (Jan. 16, 2001)] (adopting requirement for disclosure in SAI of basis for board's approval of advisory contract).

[17] *See, e.g.*, John P. Freeman and Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 Iowa Journal of Corporation Law 609, 634 (Spring 2001) (arguing that advisory fees charged by investment advisers for equity pension funds are substantially lower than advisory fees charged by investment advisers for equity mutual funds because advisory fees for pension funds are negotiated through arm's-length bargaining); *Special Report: Perils in the Savings Pool—Mutual Funds*, The Economist, Nov. 8, 2003, at 65 (arguing that fund boards tend to "rubber-stamp" their advisers' contracts without question); Testimony of Gary Gensler, *Hearing before the U.S. House of Representatives Committee on Financial Services, Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises*, 108th Cong., 1st Sess. (Mar. 12, 2003) (arguing that "mutual fund boards fire their advisers with about the same frequency that race horses fire their jockeys"). *But see* Sean Collins, *The Expenses of Defined Benefit Pension Plans and Mutual Funds*, Investment Company Institute Perspective (Dec. 2003), *available at http://www.ici.org/statements/res/1per09–06.pdf* (contending that the management fees of mutual funds cover a broader array of services than the fees paid by pension funds to external managers, and that mutual funds and pension funds incur similar fees for similar portfolio management services); Richard M. Phillips, *Mutual Fund Independent Directors: A Model for Corporate America?*, Investment Company Institute Perspective, at 7 (Aug. 2003), *available at http://www.ici.org/statements/res/2per09–04.pdf* (arguing that the effectiveness of fund boards should not be measured by reference to the frequency with which boards terminate investment advisers).

[18] *See Statement of the Commission Regarding the Enforcement Action Against Alliance Capital Management, L.P.*, SEC Press Release 2003–176 (Dec. 18, 2003) *http://www.sec.gov/news/press/2003-176.htm* (stating Commission's view that the best way to ensure fair and reasonable fees "is a marketplace of vigorous, independent, and diligent mutual fund boards coupled with fully-informed investors who are armed with complete, easy-to-digest disclosure about the fees paid and the services rendered").

[19] Investment Company Act Release No. 26464 (June 7, 2004) [69 FR 33262 (June 14, 2004)] (adopting amendments that require enhanced disclosure regarding breakpoint discounts on front-end sales loads); Investment Company Act Release No. 26372 (Feb. 27, 2004) [69 FR 11244 (Mar. 9, 2004)] (adopting requirements for expense disclosure in fund shareholder reports); Investment Company Act Release No. 26341 (Jan. 29, 2004) [69 FR 6438 (Feb. 10, 2004)] (proposing point-of-sale disclosure and a new confirmation statement for brokers to use when selling fund shares); Investment Company Act Release No. 26313 (Dec. 18, 2003) [68 FR 74820 (Dec. 24, 2003)] (requesting comment on measures to improve disclosure of mutual fund transaction costs); Investment Company Act Release No. 26195 (Sept. 29, 2003) [68 FR 57760 (Oct. 6, 2003)] (adopting amendments requiring investment company advertisements to highlight the availability and importance of information on fees and charges found in the prospectus).

[20] Open-end management investment companies use Form N–1A to register under the Investment Company Act and to offer their shares under the Securities Act. Closed-end management investment companies use Form N–2, and insurance company managed separate accounts that offer variable annuities use Form N–3.

[21] Item 21(d)(6) of Form N–1A; Instruction 6.e. to Item 23 of Form N–2; Instruction 6(v) to Item 27(a) of Form N–3. The amendments to Form N–1A in this release reflect the renumbering of items in amendments that the Commission recently adopted to the requirements for fund shareholder reports, that renumber Item 6 (Management, Organization, and Capital Structure), Item 13 (Management), and Item 22 (Financial Statements) of Form N–1A as Items 5, 12, and 21, respectively. *See* Investment Company Act Release No. 26372, *supra* note 19. These recent amendments also added Item 21(d) to Form N–1A, Instruction 6 to Item 23 to Form N–2, and Instruction 6(v) to Item 27(a) of Form N–3, containing requirements for annual and semi-annual reports to shareholders for each respective registration form.

board's basis for approving an advisory contract.[22]

We continue to believe, however, that including disclosure regarding the board's basis for approving an advisory contract in shareholder reports will provide existing fund shareholders with more timely disclosure of the reasons for the board's approval of an investment advisory contract. The visibility of this disclosure, alongside other current information about a fund, such as investment performance and current period dollars and cents expense disclosure,[23] may encourage funds to provide a meaningful explanation of the board's basis for approving an investment advisory contract. This, in turn, may encourage fund boards to consider investment advisory contracts more carefully and investors to consider more carefully the costs and value of the services rendered by the fund's investment adviser.

We believe that it is appropriate to require a fund's principal executive and financial officers to certify the description of the board's evaluation process based on their knowledge.[24] A certifying officer could rely on information contained in the meeting minutes of the board and other information regarding the board's evaluation that is retained as part of the fund's records.[25] In addition, a fund's board could approve the discussion that is to be included in shareholder reports regarding its basis for approving an advisory contract, in order to assist the fund's principal executive and financial officers in meeting their obligations under the certification requirement.

As adopted, the disclosure requirement in fund shareholder reports will apply to any new investment advisory contract or contract renewal, including subadvisory contracts, approved by the board during the most recent fiscal half-year. The proposal would have excluded contracts that were approved by shareholders from the disclosure requirement. We have determined to include these contracts because we agree with commenters that this comprehensive disclosure will better enable shareholders to remain up-to-date on advisory contract approvals, regardless of whether they were involved in the original approval of the contract. We note that directors have the same duty with respect to approval of an advisory contract, whether or not the contract is also approved by shareholders. We have modified the proposed amendments to clarify that a fund is required to provide shareholder reports disclosure only regarding board approvals during the fund's most recent fiscal half-year.[26] Thus, if the board approves a contract during the first half of a fiscal year, the disclosure would be required in the semi-annual report for that period, but need not be repeated in the annual report.

Because fund shareholder reports will now contain disclosure with respect to all advisory contracts approved by the board, we are removing the existing requirement for disclosure in the SAI of Forms N–1A, N–2, and N–3 with respect to the board's approval of any existing investment advisory contract. We agree with commenters who argued that requiring discussion of the board's basis for approving an advisory contract in multiple locations is duplicative.

However, we also agree with commenters who argued that it is important for investors to have access to information about advisory contract approvals before investing in a fund. For that reason, we are requiring that a fund prospectus state that a discussion regarding the board of directors' basis for approving any investment advisory contract is available in the fund's annual or semi-annual report to shareholders, as applicable.[27] This disclosure will be required to indicate the dates covered by the relevant shareholder report, so that a shareholder may easily request the appropriate report. The disclosure will be required to appear adjacent to other prospectus disclosure about the fund's investment adviser.[28]

The amendments we are adopting today will therefore result in complementary disclosure requirements in fund shareholder reports, prospectuses, and proxy statements. The disclosure requirement in shareholder reports will provide existing fund shareholders with information about any board approval of an investment advisory contract during the most recent fiscal half-year. The prospectus disclosure requirement will inform prospective investors that this information is available in shareholder reports. Finally, the existing disclosure requirement in fund proxy statements will continue to apply to any recommendation that shareholders approve an investment advisory contract.

Several commenters recommended that funds be either encouraged or required to disclose information concerning board approval of investment advisory contracts on their Web sites. These commenters argued that Web site disclosure would provide investors with quick and easy access to this information at low cost. We note that we have recently taken steps to encourage Web site disclosure of fund shareholder reports, by proposing amendments that would require that the cover page of a fund prospectus state whether the fund makes available its shareholder reports on or through its Web site.[29]

B. Disclosure Enhancements

We are adopting several enhancements to the existing proxy statement disclosure requirements and are including these same enhancements in the new shareholder reports disclosure requirement. These enhancements clarify and reinforce a fund's obligation under the existing proxy disclosure requirement to discuss the material factors and the conclusions with respect thereto that formed the board's basis for recommending that the shareholders approve an advisory contract. They are intended to address our concerns that some funds do not provide adequate specificity regarding

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[22] *See* rule 30a–2(a) under the Investment Company Act (requiring reports filed on Form N–CSR to require certifications in the form specified in Item 11(a)(2) of Form N–CSR); Item 1 of Form N–CSR (requiring copy of report transmitted to shareholders pursuant to rule 30e–1 under the Investment Company Act); Item 11(a)(2) of Form N–CSR (form of certification).

[23] The Commission recently adopted rules that require open-end management investment companies to include in shareholder reports Management's Discussion of Fund Performance and information regarding the dollar amount of expenses paid by investors on an ongoing basis. *See* Investment Company Act Release No. 26372, *supra* note 19.

[24] *See* Paragraph 2 of the certification of Item 11(a)(2) of Form N–CSR (requiring officer to certify "based on his or her knowledge"). *Cf.* Item 3(a) of Form N–CSR (requiring disclosure of whether a fund's board of directors has determined that it has at least one audit committee financial expert); Item 4(h) of Form N–CSR (requiring disclosure of whether the audit committee of a fund's board has considered whether the provision of non-audit services rendered to the fund's investment adviser and certain related parties that were not pre-approved by the audit committee is compatible with maintaining the principal accountant's independence).

[25] *See* rule 31a–1(b)(4) under the Investment Company Act [17 CFR 270.31a–1(b)(4)] (requiring funds to maintain minute books of directors' or trustees' meetings). The Commission is publishing a release adopting amendments to rule 31a–2, the fund recordkeeping rule, that require that a fund retain any written information considered by the directors in approving the terms or renewal of a contract between the fund and an investment adviser.

[26] Item 21(d)(6) of Form N–1A; Instruction 6.e. to Item 23 of Form N–2; Instruction 6(v) to Item 27(a) of Form N–3.

[27] Item 5(a)(1)(iii) of Form N–1A; Item 9.1.b.(4) of Form N–2; Item 6(b)(iii) of Form N–3.

[28] Item 5(a)(1)(ii) of Form N–1A; Item 9.1.b.(3) of Form N–2; Item 6(b)(ii) of Form N–3.

[29] *See* Investment Company Act Release No. 26383 (Mar. 11, 2004) [69 FR 12752 (Mar. 17, 2004)] (proposed Item 1(b)(1) of Form N–1A, Item 1.1.d of Form N–2, and Item 1(a)(vi) of Form N–3).

the board's basis for its decision. We are adopting the enhancements substantially as proposed, with some modifications to address commenters' concerns.

Selection of Adviser and Approval of Advisory Fee. The amendments clarify that the fund's discussion must include factors relating to both the board's selection of the investment adviser, and its approval of the advisory fee and any other amounts to be paid under the advisory contract.[30] Two commenters objected to the use of the phrase "selection of the investment adviser," arguing that this language suggests that the annual review and approval of the advisory contract is an annual opportunity to replace the investment adviser, and that it is not the role of the directors, except in the most egregious circumstances, to override the investors' choice of an adviser. We note, however, that although we would not expect that fund boards would routinely replace investment advisers, the board does have a duty to monitor the adviser's performance of its duties under the advisory contract, and to consider replacing the adviser if necessary. The directors' decision to renew an investment advisory contract, in effect, constitutes the selection of the investment adviser.

Specific Factors. The amendments will require a fund to include a discussion including, but not limited to, the following: (1) The nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors.[31]

We are adding an instruction to clarify that if any of the enumerated factors is not relevant to the board's evaluation of an investment advisory contract, the discussion must note this and explain the reasons why that factor is not relevant.[32] This instruction is intended to address the concerns of commenters who argued that the proposal should be modified to allow for less or different disclosure with respect to advisory contracts with "non-sponsor advisers" (*i.e.*, investment advisers, including subadvisers, to funds that are sponsored by third parties unaffiliated with the adviser). These commenters claimed that more tailored disclosure would be appropriate for such advisory contracts because the relationship between an unaffiliated subadviser or a non-sponsor adviser and a fund is truly "arm's-length." They also argued that the factors that directors would consider in approving an advisory contract with an unaffiliated subadviser or non-sponsor adviser are different.

The instruction we are adding will permit a fund, including a fund with a non-sponsor adviser, to tailor its disclosure to its particular circumstances. At the same time, it will require each fund to address each of the enumerated factors, either substantively or by explaining why the factor is not relevant. This degree of uniformity in the discussion is designed to facilitate investor understanding of board approvals of investment advisory contracts. We emphasize that it is important that a fund disclose how a board evaluated and approved all investment advisory contracts, including contracts with non-sponsor advisers, such as unaffiliated subadvisers. Under the Investment Company Act, a fund's board plays an important role in the selection and oversight of the fund's adviser and subadvisers, and the fact that these contracts are the result of "arm's length" negotiations does not remove the need for board oversight.[33] Unaffiliated subadvisers may, for example, have other material business arrangements with the fund's adviser or principal underwriter, which the board should consider in the course of evaluating a subadviser's contract.[34]

We note that the amendments are not intended to require disclosure of the amount of the fee paid to an unaffiliated subadviser if that information would not otherwise be required to be disclosed. For example, if a manager of managers fund is not otherwise required to disclose separately the fee paid to each subadviser, the amendments would not require this disclosure.[35]

Under the amendments, a fund's discussion is required to state how the board evaluated the costs of the services to be provided and the profits to be realized by the investment adviser and its affiliates from the relationship with the fund. One commenter argued that, to the extent that actual operating cost and profit information is required, such disclosure could have harmful competitive effects on investment advisers, and that in any event disclosure of specific cost and profit figures is not necessary to help investors understand the board's evaluation of this factor. We wish to clarify that disclosure of specific proprietary information about the operating costs and profits of the investment adviser and its affiliates is not necessary to meet this requirement.

Comparison of Fees and Services Provided by Adviser. The fund's discussion will be required to indicate whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or

[30] Item 21(d)(6)(i) of Form N–1A; Instruction 6.e.(i) to Item 23 of Form N–2; Instruction 6(v)(A) to Item 27(a) of Form N–3; Item 22(c)(11)(i) of Schedule 14A.

[31] *Id.* Courts have used similar factors in determining whether investment advisers have met their fiduciary obligations under section 36(b) of the Investment Company Act (15 U.S.C. 80a–35(b)). *See, e.g., Gartenberg v. Merrill Lynch Asset Management, Inc.* 694 F.2d 923, 929 (2nd Cir. 1982) ("*Gartenberg*") (examining several factors, including "the adviser-manager's cost in providing the service, the nature and quality of the service, the extent to which the adviser-manager realizes economies of scale as the fund grows larger, and the volume of orders which must be processed by the manager").

[32] Instruction 3 to Item 21(d)(6) of Form N–1A; Instruction 6.f. to Item 23 of Form N–2; Instruction 6(vi) to Item 27(a) of Form N–3; Instruction 2 to Item 22(c)(11) of Schedule 14A.

[33] *See* Investment Company Act Release No. 26230 (Oct. 23, 2003) [68 FR 61720, 61723 (Oct. 29, 2003)] ("Manager of Managers Proposing Release") (proposing rules that would codify exemptive orders issued for "manager of manager" funds that permit such funds to operate without obtaining shareholder approval when the fund's principal investment adviser hires a new subadviser or replaces an existing subadviser).

[34] *See* Manager of Managers Proposing Release, *supra* note 33, 68 FR at 61723 n. 37 (noting that, in carrying out its obligations under section 15(c) of the Investment Company Act, a board should consider any material business arrangements between the adviser or principal underwriter and the subadviser, including the involvement of the subadviser in the distribution of the fund's shares).

[35] Sponsors of manager of managers funds have represented that they are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our exemptive orders we have provided them relief from our disclosure requirements. *See, e.g.*, Endeavor Series Trust, Investment Company Act Release Nos. 24054 (Sept. 27, 1999) [64 FR 53428 (Oct. 1, 1999)] (notice) and 24108 (Oct. 22, 1999) [70 SEC Docket 3081 (Nov. 23, 1999)] (order); Frank Russell Investment Company, Investment Company Act Release Nos. 21108 (June 2, 1995) [60 FR 30321 (June 8, 1995)] (notice) and 21169 (June 28, 1995) [59 SEC Docket 2105 (July 25, 1995)] (order). The Commission has proposed form amendments that, if adopted, would permit a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group, rather than the fee paid to each unaffiliated subadviser. Manager of Managers Proposing Release, *supra* note 33, 68 FR at 61722.

other types of clients (*e.g.*, pension funds and other institutional investors). If the board relied upon such comparisons, the discussion will be required to describe the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved.[36]

Commenters were divided on the proposed requirement with respect to comparisons of fees and services. Several commenters supported the proposed requirement, arguing that any responsible board would at least seek to compare the terms of the contract under consideration with relevant terms for similar funds, and that by encouraging boards to compare the compensation funds pay to their advisers with the compensation that other institutional investors pay, there may be a downward pressure on fund advisory fees. By contrast, one commenter objected to the requirement insofar as it relates to comparisons with other types of clients, particularly pension funds. This commenter argued that fund boards typically do not use such comparisons as a basis for approving or renewing advisory contracts, but that, to avoid providing negative disclosure that the board did not consider the use of such comparisons, fund boards may feel compelled to consider this factor, notwithstanding its lack of relevance. We are adopting the requirement as proposed because we believe that information concerning whether and, if so, how the board relies on comparisons is important in understanding the board's decision. As adopted, the amendment requires a description of the comparisons upon which the board relied and how they assisted the board in concluding that the contract should be approved, and does not require an enumeration of the types of comparisons that the board did not use.

Evaluation of Factors. The existing SAI and proxy statement requirements state that conclusory statements or a list of factors will not be considered sufficient disclosure, and that a fund's discussion must relate the factors to the specific circumstances of the fund and the investment advisory contract.[37] We are clarifying this by requiring that the fund's discussion state how the board evaluated each factor. For example, it will not be sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its determination that the contract should be approved.[38]

Commenters' views on this proposed requirement were divided. On the one hand, some commenters agreed that the requirement that the discussion state how the board evaluated each factor would be useful in ensuring that the discussion has reasonable detail and does not rely on boilerplate disclosure. On the other hand, some commenters argued that detailed information regarding the factors that the board considered and the conclusions it reached is not of interest to most shareholders, and that, as a factual matter, boards typically determine whether to approve an advisory contract based on the totality of the factors considered. We believe that the proposed requirement will elicit more useful information than the existing requirement. It would be difficult for a board to reach a final conclusion as to whether to approve an advisory contract without reaching conclusions as to each material factor that forms the basis for the board's approval. Therefore, a discussion of the board's evaluation of the individual factors is important in order to help investors understand how the board reached its decision on whether to approve such a contract.[39]

C. Compliance Date

The effective date for the amendments to the requirements for fund reports to shareholders and proxy statements is August 5, 2004. All fund reports to shareholders with respect to periods ending on or after March 31, 2005, and all proxy statements filed on or after October 31, 2004, will be required to comply with the amendments. We are selecting the March 31, 2005 compliance date so that a fund will only be required to comply with the new disclosure requirements prospectively, with respect to board approvals occurring on or after October 1, 2004. This will give funds sufficient time to update their recordkeeping procedures in light of the new disclosure requirements, and to determine whether additional procedures for board approval of the disclosure that will be required in shareholder reports are needed in order to enable the fund's principal executive and financial officers to certify this disclosure. All initial registration statements on Forms N–1A, N–2, and N–3, and all post-effective amendments that are annual updates to effective registration statements, filed on or after the transmission to shareholders of a report containing the required disclosure must include the prospectus disclosure stating that a discussion regarding the board's basis for approving any investment advisory contract is available in the fund's shareholder reports.

The effective date for the amendments to Item 12 of Form N–1A, Item 18 of Form N–2, and Item 20 of Form N–3 that remove the current SAI disclosure requirement with respect to the board's approval of any existing investment advisory contract is January 31, 2006. By that date, every fund should have begun providing disclosure in its shareholder reports regarding the board's decision to approve the fund's investment advisory contract. Prior to January 31, 2006, a fund may omit disclosure in its SAI with respect to any board approval of an investment advisory contract if it has previously provided the required disclosure with respect to that board approval in a shareholder report.

III. Paperwork Reduction Act

As explained in the Proposing Release, certain provisions of the amendments contain "collection of information" requirements within the meaning of the Paperwork Reduction Act of 1995.[40] The titles for the collections of information are: (1) "Rule 30e–1 under the Investment Company Act of 1940, Reports to Stockholders of Management Companies"; (2) "Form N–1A under the Investment Company Act of 1940 and Securities Act of 1933, Registration Statement of Open-End Management Investment Companies"; (3) "Form N–2—Registration Statement of Closed-End Management Investment Companies"; (4) "Form N–3—Registration Statement of Separate Accounts Organized as Management Investment Companies"; and (5) "Rule 20a–1 under the Investment Company Act, Solicitations of Proxies, Consents,

[36] Item 21(d)(6)(i) of Form N–1A; Instruction 6.e.(i) to Item 23 of Form N–2; Instruction 6(v)(A) to Item 27(a) of Form N–3; Item 22(c)(11)(i) of Schedule 14A.

[37] *See* Instruction to Item 13(b)(10) of Form N–1A; Instruction to Item 18.13 of Form N–2; Instruction to Item 20(l) of Form N–3; Instruction to Item 22(c)(11) of Schedule 14A.

[38] Instruction 2 to Item 21(d)(6) of Form N–1A; Instruction 6.f. to Item 23 of Form N–2; Instruction 6(vi) to Item 27(a) of Form N–3; Instruction 1 to Item 22(c)(11) of Schedule 14A.

[39] In determining whether an advisory fee violates section 36(b) of the Investment Company Act, courts have similarly evaluated the evidence with respect to the individual factors enumerated in *Gartenberg* before reaching a conclusion as to the ultimate issue. *See, e.g., Gartenberg, supra* note 31; *Kalish* v. *Franklin Advisers, Inc.*, 742 F.Supp. 1222, 1228–1250 (S.D.N.Y. 1990), *aff'd*, 928 F.2d 590 (2nd Cir.), *cert. denied*, 502 U.S. 818 (1991); *Krinsk* v. *Fund Asset Management*, 715 F.Supp. 472, 486–503 (S.D.N.Y. 1988), *aff'd*, 875 F.2d 404 (2nd Cir.), *cert. denied*, 493 U.S. 919 (1989); *Schuyt* v. *Rowe Price Prime Reserve Fund, Inc.*, 663 F.Supp. 962, 973–989 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2nd Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988).

[40] 44 U.S.C. 3501, *et seq.*

and Authorizations." An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

Rule 30e–1 (OMB Control No. 3235–0025) was adopted under Section 30(e) of the Investment Company Act.[41] Form N–1A (OMB Control No. 3235–0307), Form N–2 (OMB Control No. 3235–0026), and Form N–3 (OMB Control No. 3235–0316) were adopted pursuant to Section 8(a) of the Investment Company Act[42] and Section 5 of the Securities Act.[43] Rule 20a–1 (OMB Control No. 3235–0158) was adopted pursuant to Section 20(a) of the Investment Company Act.[44]

We are adopting amendments to the requirements for fund shareholder reports in Forms N–1A, N–2, and N–3 that will require funds to provide disclosure regarding the material factors that formed the basis for the board of directors' approval of an investment advisory contract during the most recent fiscal half-year. The additional burden hours imposed by these amendments are reflected in the collection of information requirements for shareholder reports required by rule 30e–1 under the Investment Company Act. In addition, we are removing requirements from Forms N–1A, N–2, and N–3 that require funds to provide disclosure in the SAI of these forms with respect to the basis of the board's approval of any advisory contract, and we are adding a provision requiring funds to provide a reference in the prospectus to the availability of the new disclosure in fund shareholder reports. Finally, we are adopting amendments to Schedule 14A that will clarify and reinforce funds' existing obligation to provide disclosure in proxy statements of the board of directors' basis for a recommendation that shareholders approve an investment advisory contract.

We published notice soliciting comments on the collection of information requirements in the Proposing Release and submitted these requirements to the Office of Management and Budget ("OMB") for review in accordance with 44 U.S.C. 3507(d) and 5 CFR 1320.11.[45] OMB approved these collection requirements. We received no comments on the collection of information requirements.

Shareholder Reports

Rule 30e–1, which requires funds to include in the shareholder reports the information that is required by the fund's registration statement form, including the amendments, contains collection of information requirements.[46] The respondents to this collection of information requirement are funds registered on Forms N–1A, N–2, and N–3. Compliance with the disclosure requirements of rule 30e–1 is mandatory. Responses to the disclosure requirements will not be kept confidential.

We estimate that there are approximately 3,800 investment companies subject to rule 30e–1. The current approved hour burden for preparing and filing semi-annual or annual shareholder reports in compliance with rule 30e–1 is 143.3 hours per report per fund, or a total of 1,088,984 annual burden hours (143.3 hours per report × 2 reports × 3,800 funds).

We currently estimate that the 3,800 funds filing annual and semi-annual shareholder reports pursuant to rule 30e–1 include 9,706 portfolios, including 8,938 portfolios of open-end management investment companies ("mutual funds") registered on Form N–1A, 733 closed-end funds registered on Form N–2, and 35 sub-accounts of managed separate accounts registered on Form N–3.[47] We continue to estimate that the proposed amendments will increase the estimated burden hours for complying with rule 30e–1 by 2 hours per portfolio annually. Accordingly, the estimated total annual hour burden for all funds for complying with rule 30e–1 is 1,108,396 hours (1,088,984 hours + (9,706 portfolios × 2 hours)).

Form N–1A

Form N–1A, including the proposed amendments, contains collection of information requirements. The likely respondents to this information collection are open-end funds registering with the Commission. Compliance with the disclosure requirements of Form N–1A is mandatory. Responses to the disclosure requirements are not confidential.

The current estimated total annual hour burden for preparing registration statements on Form N–1A is 1,142,296 hours.[48] In the Proposing Release, we estimated that the proposed amendments would not increase the hour burden for filing registration statements on Form N–1A.

The Commission estimates that, on an annual basis, registrants file initial registration statements on Form N–1A covering 483 portfolios, and file post-effective amendments on Form N–1A covering 8,455 portfolios. We estimate that the amendments we are adopting to Form N–1A that remove the current requirement for a fund to provide disclosure in the SAI concerning the board's basis for approving an existing investment advisory contract will reduce the hour burden per portfolio per filing of an initial registration statement by 2 hours and will reduce the hour burden per portfolio per filing of a post-effective amendment to a registration statement by 2 hours, thereby reducing the total annual hour burden by 17,876 hours.[49] In addition, we estimate that the amendments we are adopting that require a fund to provide a reference in its prospectus to the availability of the required disclosure in fund shareholder reports will have no impact on the hour burden for filing registration statements on Form N–1A. Thus, the estimated total annual hour burden for all funds for preparation and filing of initial registration statements and post-effective amendments to Form N–1A will be 1,124,420 hours (1,142,296 hours − 17,876 hours).

Form N–2

Form N–2, including the proposed amendments, contains collection of information requirements. The likely respondents to this information collection are closed-end funds registering with the Commission. Compliance with the disclosure requirements of Form N–2 is mandatory. Responses to the disclosure requirements are not confidential.

The current estimated total annual hour burden for preparing an initial registration statement on Form N–2 is

[41] 15 U.S.C. 80a–29(e).

[42] 15 U.S.C. 80a–8(a).

[43] 15 U.S.C. 77e.

[44] 15 U.S.C. 80a–20(a).

[45] *See* Proposing Release, *supra* note 1, 69 FR at 7855–7856.

[46] The amendments are to the shareholder reports requirements in Forms N–1A, N–2, and N–3. Rule 30e–1(a) under the Investment Company Act [17 CFR 270.30e–1(a)] requires funds to include in the shareholder reports the information that is required by the fund's registration statement form.

[47] The estimates of the number of mutual fund portfolios registered on Form N–1A, the number of closed-end funds registered on Form N–2, and the number of sub-accounts of managed separate accounts registered on Form N–3 are based on the Commission staff's analysis of reports filed on Form N–SAR in 2003.

[48] This number includes additional hour burdens that would be imposed if the Commission adopts its recently proposed rules relating to portfolio manager disclosure (30,998 additional hours), and disclosure of sales loads and revenue sharing in connection with the proposals for new mutual fund confirmation and point of sale disclosure (1,968 additional hours). Investment Company Act Release No. 26383 (Mar. 11, 2004) [69 FR 12752, 12759 (Mar. 17, 2004)]; Exchange Act Release No. 49148 (Jan. 29, 2004) [69 FR 6438, 6474 (Feb. 10, 2004)].

[49] This estimate is based on the following calculation: (2 hours × 483 portfolios) + (2 hours × 8,455 portfolios) = 17,876 hours.

134,844 hours.[50] In the Proposing Release, we estimated that the proposed amendments would not increase the hour burden for filing registration statements on Form N–2.

The Commission estimates that, on an annual basis, 234 closed-end funds file initial registration statements on Form N–2, and 38 closed-end funds file post-effective amendments on Form N–2. We estimate that the amendments we are adopting to Form N–2 that remove the current requirement for a fund to provide disclosure in the SAI concerning the board's basis for approving an existing investment advisory contract will reduce the hour burden per portfolio per filing of an initial registration statement by 2 hours and will reduce the hour burden per portfolio per filing of a post-effective amendment to a registration statement by 2 hours, thereby reducing the total annual hour burden by 544 hours.[51] In addition, we estimate that the amendments we are adopting that require a fund to provide a reference in its prospectus to the availability of the required disclosure in fund shareholder reports will have no impact on the hour burden for filing registration statements on Form N–2. Thus, the estimated total annual hour burden for all closed-end funds for preparation and filing of initial registration statements and post-effective amendments to Form N–2 will be 134,300 hours (134,844 hours − 544 hours).

Form N–3

Form N–3, including the proposed amendments, contains collection of information requirements. The likely respondents to this information collection are separate accounts, organized as management investment companies offering variable annuities, registering with the Commission on Form N–3. Compliance with the disclosure requirements of Form N–3 is mandatory. Responses to the disclosure requirements are not confidential.

The current estimated total annual hour burden for preparing registration statements on Form N–3 is 34,832 hours.[52] In the Proposing Release, we estimated that the proposed amendments would not increase the hour burden for filing registration statements on Form N–3.

The Commission estimates that, on an annual basis, initial registration statements covering 3 portfolios are filed on Form N–3 and post-effective amendments covering 35 portfolios are filed on Form N–3. We estimate that the amendments we are adopting to Form N–3 that remove the current requirement for a fund to provide disclosure in the SAI concerning the board's basis for approving an existing investment advisory contract will reduce the hour burden per portfolio per filing of an initial registration statement by 2 hours and will reduce the hour burden per portfolio per filing of a post-effective amendment to a registration statement by 2 hours, thereby reducing the total annual hour burden by 76 hours.[53] In addition, we estimate that the amendments we are adopting that require a fund to provide a reference in its prospectus to the availability of the required disclosure in fund shareholder reports will have no impact on the hour burden for filing registration statements on Form N–3. Thus, the estimated total annual hour burden for all funds for preparation and filing of initial registration statements and post-effective amendments to Form N–3 will be 34,756 hours (34,832 hours − 76 hours).

Proxy Statements

Rule 20a–1, including the proposed amendments to Schedule 14A, contains collection of information requirements.[54] The respondents to this collection of information requirement include funds registered on Forms N–1A, N–2, and N–3. Compliance with the disclosure requirements of rule 20a–1 is mandatory. Responses to the disclosure requirements are not confidential.

The amendments to Schedule 14A will clarify and reinforce funds' existing obligation to provide disclosure in proxy statements regarding the board's basis for recommending that shareholders approve an investment advisory contract. Because funds are already required to provide disclosure in appropriate detail regarding the material factors and the conclusions with respect thereto that formed the board's basis for recommending shareholder approval of an investment advisory contract, we continue to estimate that the amendments will not increase the hour burden for complying with the requirements of rule 20a–1.

IV. Cost/Benefit Analysis

The Commission is sensitive to the costs and benefits imposed by its rules. The amendments that the Commission is adopting will require funds to improve the disclosure that they provide regarding the fund board's basis for approving, or recommending that shareholders approve, an investment advisory contract. Specifically, the amendments will:

- Require fund shareholder reports to discuss, in reasonable detail, the material factors and the conclusions with respect to those factors that formed the basis for the board's approval of an advisory contract during the most recent fiscal half-year;
- Require a fund to provide a statement in its prospectus about the availability of the required disclosure in fund shareholder reports; and
- Enhance the existing requirement for a fund to provide disclosure in a proxy statement seeking approval of an investment advisory contract about the board's basis for its recommendation that shareholders approve the contract.

A. Benefits

The amendments we are adopting will improve the disclosure provided by funds about how their boards of directors evaluate and approve, and recommend shareholder approval of, investment advisory contracts. First, the amendments will provide existing fund shareholders with more timely information about the basis for the board's approval of investment advisory contracts. The increased visibility of this disclosure resulting from its inclusion in shareholder reports may encourage funds to provide a meaningful explanation of the board's basis for approving an investment advisory contract. This, in turn, may benefit investors by encouraging them to consider more carefully the costs and value of the services rendered by the fund's investment adviser, and by enabling them to make more informed choices among funds.

In addition, the increased visibility of this disclosure in shareholder reports may encourage fund boards to engage in more vigorous and independent oversight of investment advisory contracts. This increased oversight by

[50] This number includes the additional hour burden that would be imposed if the Commission adopts its recently proposed rules relating to portfolio manager disclosure (2,492 additional hours). *See* Investment Company Act Release No. 26383, *supra* note 48.

[51] This estimate is based on the following calculation: (2 hours × 234 portfolios) + (2 hours × 38 portfolios) = 544 hours.

[52] This number includes the additional hour burden that would be imposed if the Commission adopts its recently proposed rules relating to portfolio manager disclosure (170 additional hours). *See* Investment Company Act Release No. 26383, *supra* note 48.

[53] This estimate is based on the following calculation: (2 hours × 3 portfolios) + (2 hours × 35 portfolios) = 76 hours.

[54] The amendments are to Item 22 of Schedule 14A. Rule 20a–1 requires funds to comply with Regulation 14A, Schedule 14A, and all other rules and regulations adopted pursuant to section 14(a) of the Exchange Act that would be applicable to a proxy solicitation if it were made in respect of a security registered pursuant to section 12 of the Exchange Act. The annual responses to rule 20a–1 reflect the number of proxy and information statements that are filed by funds.

fund boards will also benefit investors. The requirement that funds provide a statement in the prospectus about the availability of the new disclosure in shareholder reports will further this goal by assisting investors in finding the new disclosure.

We also are removing current requirements from Forms N–1A, N–2, and N–3 that require funds to provide disclosure in the SAI with respect to the basis of the board's approval of any advisory contract, since this disclosure will now be available in shareholder reports. For purposes of the Paperwork Reduction Act, we have estimated that the amendments to Forms N–1A, N–2, and N–3 will reduce the annual hour burden for filing each form by 17,876 hours, 544 hours, and 76 hours, respectively, for a total reduction in annual burden of 18,496 hours. We estimate that this reduction in the annual hour burden will equal total internal cost savings of $1,549,410 annually, or approximately $408 per investment company.[55] The removal of these disclosure requirements also will result in some external cost savings, but because this disclosure was included in a fund's SAI, which is typically not typeset, and is only required to be provided to shareholders upon request, we estimate that these savings will be minimal.

The amendments will also clarify and reinforce funds' obligation under the existing disclosure requirements in proxy statements to discuss the material factors and the conclusions with respect thereto that formed the basis for the board's approval of the fund's existing advisory contract, or its recommendation that shareholders approve an investment advisory contract. This improved disclosure in proxy statements will also benefit investors.

B. Costs

The amendments will impose new requirements on funds to provide disclosure in their shareholder reports regarding the fund board's basis for approving an investment advisory contract. We estimate that complying with the new disclosure requirements will entail a relatively small financial burden. Funds currently are required to provide similar disclosure in their SAIs and in relevant proxy statements, and the required information regarding a fund board's evaluation of each advisory contract should be readily available to management and to the fund board. Therefore, we expect that the cost of compiling this information should be minimal, and the primary costs attributable to the amendments will be those of reporting this information. These costs may include both internal costs (for attorneys and non-legal staff to prepare and review the required disclosure) and external costs (for printing, and typesetting, and mailing of the disclosure).

For purposes of the Paperwork Reduction Act, we have estimated that the new disclosure requirements will increase the annual hour burden for completing a shareholder report in compliance with rule 30e–1 under the Investment Company Act by 19,412 hours. We estimate that this additional burden will equal total internal costs of $1,626,143 annually, or approximately $428 per investment company.[56] In addition, we have estimated that the amendments to Schedule 14A will have no impact on the hour burden for complying with rule 20a–1 under the Investment Company Act.

The external costs of providing the enhanced disclosure in fund shareholder reports regarding the process by which a fund board reviews and approves an investment advisory contract are expected to be limited, but will depend on the individual circumstances of each fund and its contractual relationships with its advisers and sub-advisers, and the nature of the process by which the board determines whether to approve the fund's advisory contract. We estimate that the additional disclosure that will be required in shareholder reports may add one additional page to a fund's annual or semi-annual report, at a cost of $0.02 per page.[57] We estimate that there are approximately 257 million fund shareholder accounts which would send out 231 million reports to shareholders annually that will include the required disclosure.[58] Therefore, we estimate that the additional disclosure in shareholder reports will cost approximately $4,620,000 ((231 million shareholder reports × $0.02 per page) in external costs for funds annually.

For purposes of the Paperwork Reduction Act, we have estimated that the amendments that we are adopting that require a fund to provide a reference in its prospectus to the availability of the required disclosure in fund shareholder reports will not result in an increase in internal costs. Similarly, we expect that the external costs of providing the new prospectus disclosure will be minimal, because this disclosure will not add significant length to the prospectus.

V. Consideration of Burden on Competition; Promotion of Efficiency, Competition, and Capital Formation

Section 23(a)(2) of the Exchange Act requires us, when adopting rules under the Exchange Act, to consider the impact that any new rule would have on competition. Section 23(a)(2) also prohibits us from adopting any rule that would impose a burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act.[59] In addition, section 2(c) of the Investment Company Act,[60] section 2(b) of the Securities Act,[61] and section 3(f) of the Exchange Act[62] require the Commission, when engaging in rulemaking that requires it to consider or determine whether an action is necessary or appropriate in the public interest, to consider, in addition to the

[55] These figures are based on a Commission estimate that approximately 3,800 investment companies would be subject to the amendments and an estimated hourly wage rate of $83.77. The estimate of the number of investment companies is based on data derived from the Commission's EDGAR filing system. The estimated wage rate is a blended rate, based on published hourly wage rates for assistant/associate general counsels ($82.05) and programmers ($42.05) in New York City, and the estimate that staff in these categories will divide time equally on compliance with the disclosure requirements, yielding a weighted wage rate of $62.05 (($82.05 × .50) + (42.05 × .50))= $62.05). *See* Securities Industry Association, *Report on Management & Professional Earnings in the Securities Industry 2003* (Sept. 2003). This weighted wage rate was then adjusted upward by 35% for overhead, reflecting the costs of supervision, space, and administrative support, to obtain the total per hour internal cost of $83.77 ($62.05 × 1.35) = $83.77). This estimated wage rate for compliance attorneys differs from the estimate in the Proposing Release, which was based on published compensation for compliance attorneys in New York City ($74.22) contained in the Securities Industry Association's *Report on Management & Professional Earnings in the Securities Industry 2001* (Oct. 2001).

[56] *See supra* note 55.

[57] This cost per page is based on an estimate that the typical shareholder report is approximately 25 pages long and costs $.52 to print and deliver. *See* Securities Act Release No. 33–7766 (Nov. 4, 1999) [64 FR 62540, 62543 (Nov. 16, 1999)].

[58] Investment Company Institute, Mutual Fund Fact Book 65 (43rd ed. 2003), at 63 (estimating approximately 251 million shareholder accounts associated with mutual funds). In addition, we estimate that there are approximately 2 million shareholder accounts associated with closed-end funds registered on Form N–2 and approximately 4 million shareholder accounts associated with managed separate accounts registered on Form N–3. These figures are based on the Commission staff's analysis of reports filed on Form N–SAR in 2003. We estimated the number of shareholder reports by reducing the number of accounts by 10% to reflect an estimated 10% savings in the number of reports that must be delivered to shareholders due to householding rules.

[59] 15 U.S.C. 78w(a)(2).

[60] 15 U.S.C. 80a–2(c).

[61] 15 U.S.C. 77(b).

[62] 15 U.S.C. 78c(f).

protection of investors, whether the action will promote efficiency, competition, and capital formation. In the Proposing Release, we requested comment on whether the proposed amendments would promote efficiency, competition, and capital formation. We received no comments on this issue.

The amendments are designed to encourage better, more visible, and more timely disclosure to fund shareholders about the material factors, and the conclusions with respect to those factors, that formed the basis for the decision of a fund's board of directors to approve or renew an investment advisory contract, or to recommend approval of an investment advisory contract. These amendments may thereby improve efficiency. By increasing transparency with respect to advisory fees, the amendments may assist investors in making informed choices among funds and encourage fund boards to engage in vigorous and independent oversight of advisory contracts, which may promote more efficient allocation of investments by investors and more efficient allocation of assets among competing funds. These amendments may also improve competition, as enhanced transparency regarding the board's basis for approving an investment advisory contract may encourage investors to consider more carefully the costs and value of the services rendered by the fund's investment adviser. Finally, the amendments have no effect on capital formation.

As noted above, we believe that the amendments will benefit investors. We note that funds currently are required to provide similar disclosure in their SAIs and in relevant proxy statements.

VI. Final Regulatory Flexibility Analysis

This Final Regulatory Flexibility Analysis ("Analysis") has been prepared in accordance with 5 U.S.C. 604, and relates to the Commission's rule and form amendments under the Securities Act, the Exchange Act, and the Investment Company Act to encourage better, more prominent, and more timely disclosure to shareholders about the basis on which the board of directors of a fund approves, and recommends shareholder approval of, investment advisory contracts. An Initial Regulatory Flexibility Analysis ("IRFA"), which was prepared in accordance with 5 U.S.C. 603, was published in the release proposing these amendments.

A. Reasons for, and Objectives of, Amendments

Sections I and II of this Release describe the reasons for and objectives of the amendments. As discussed in detail above, the amendments adopted by the Commission are designed to increase the transparency of the information that a fund provides regarding the board's basis for approving an investment advisory contract, or recommending that shareholders approve an investment advisory contract.

B. Significant Issues Raised by Public Comment

In the IRFA for the proposed amendments, we requested comment on any aspect of the IRFA, including the number of small entities that would be affected by the proposed amendments, the likely impact of the proposal on small entities, the nature of any impact, and we asked commenters to provide any empirical data supporting the extent of the impact. We received no comment letters on the IRFA.

C. Small Entities Subject to the Rule

For purposes of the Regulatory Flexibility Act, an investment company is a small entity if it, together with other investment companies in the same group of related investment companies, has net assets of $50 million or less as of the end of its most recent fiscal year.[63] Approximately 145 investment companies registered on Form N–1A meet this definition, and approximately 70 investment companies registered on Form N–2 meet this definition.[64] We estimate that few, if any, registered separate accounts registered on Form N–3 are small entities.[65]

D. Reporting, Recordkeeping, and Other Compliance Requirements

These amendments will:

• Require fund shareholder reports to discuss, in reasonable detail, the material factors and the conclusions with respect to these factors that formed the basis for the board's approval of an advisory contract during the most recent fiscal half-year;

• Require a fund to provide a statement in its prospectus about the availability of the required disclosure in fund shareholder reports; and

• Enhance the existing requirements for a fund to provide disclosure in a proxy statement seeking approval of an investment advisory contract about the board's basis for its recommendation that shareholders approve the contract.

The Commission estimates some one-time formatting and ongoing costs and burdens that would be imposed on all funds, including funds that are small entities. These include the costs related to providing this disclosure in shareholder reports. These costs also could include expenses for legal fees. These amendments also require that funds provide a statement in the prospectus about the availability of this disclosure in shareholder reports. We note, with respect to the amendments to the disclosure requirements in fund proxy statements, that these amendments would clarify and reinforce funds' obligation under the existing disclosure requirements to discuss the board's basis for approving, or recommending shareholder approval of, any existing investment advisory contract. Finally, these amendments remove existing requirements that funds provide similar disclosure in the SAI. We expect that the cost of compliance with the amendments to the existing disclosure requirements in proxy statements, and the amendments requiring a reference in the fund prospectus to the new disclosure in shareholder reports, will be minimal. We believe the benefits that will result to shareholders through better information with respect to their fund board's evaluation of such advisory contracts justify these potential costs.

E. Agency Action To Minimize Effect on Small Entities

The Regulatory Flexibility Act directs us to consider significant alternatives that would accomplish our stated objective, while minimizing any significant adverse impact on small registrants. In connection with the amendments, the Commission considered the following alternatives: (i) The establishment of differing compliance or reporting requirements or timetables that take into account the resources available to small entities; (ii) the clarification, consolidation, or simplification of compliance and reporting requirements under the proposed amendments for small entities; (iii) the use of performance rather than design standards; and (iv) an

[63] 17 CFR 270.0–10.

[64] This estimate is based on an analysis by the Division of Investment Management staff of information from databases compiled by third-party information providers, including Morningstar, Inc. and Lipper.

[65] This estimate is based on figures compiled by Division of Investment Management staff regarding separate accounts registered on Form N–3. In determining whether an insurance company separate account is a small entity for purposes of the Regulatory Flexibility Act, the assets of insurance company separate accounts are aggregated with the assets of their sponsoring insurance companies. Rule 0–10(b) under the Investment Company Act [17 CFR 270.0–10(b)].

exemption from coverage of the proposed amendments, or any part thereof, for small entities.

The Commission believes at the present time that special compliance or reporting requirements for small entities, or an exemption from coverage for small entities, would not be appropriate or consistent with investor protection. The disclosure amendments will provide shareholders with greater transparency regarding the fund board's basis for approving an investment advisory contract, or recommending that shareholders approve an investment advisory contract. Different disclosure requirements for funds that are small entities may create the risk that the shareholders in these funds would be less able to consider the costs and value of the services rendered by the fund's investment adviser, and less able to make informed choices among funds. We believe it is important for the disclosure that is required by the amendments to be provided to shareholders by all funds, not just funds that are not considered small entities.

We have endeavored through the amendments to minimize the regulatory burden on all funds, including small entities, while meeting our regulatory objectives. Small entities should benefit from the Commission's reasoned approach to the amendments to the same degree as other investment companies. Further consolidation or simplification of the proposals for funds that are small entities would be inconsistent with the Commission's concern for investor protection. Finally, we do not consider using performance rather than design standards to be consistent with our statutory mandate of investor protection in the present context. Based on our past experience, we believe the disclosure will be more useful to investors if there are enumerated informational requirements.

VII. Statutory Authority

The Commission is adopting amendments to Schedule 14A pursuant to authority set forth in sections 14 and 23(a)(1) of the Exchange Act[66] and sections 20(a) and 38 of the Investment Company Act.[67] The Commission is adopting amendments to Forms N–1A, N–2, and N–3 pursuant to authority set forth in sections 5, 6, 7, 10, and 19(a) of the Securities Act[68] and sections 8, 15, 24(a), 30, and 38 of the Investment Company Act.[69]

[66] 15 U.S.C. 78n and 78w(a)(1).

[67] 15 U.S.C. 80a–20, 80a–37.

[68] 15 U.S.C. 77e, 77f, 77g, 77j, and 77s(a).

[69] 15 U.S.C. 80a–8, 80a–15, 80a–24(a), 80a–29, and 80a–37.

List of Subjects

17 CFR Parts 239 and 240

Reporting and recordkeeping requirements, Securities.

17 CFR Part 274

Investment companies, Reporting and recordkeeping requirements, Securities.

Text of Rule and Form Amendments

■ For the reasons set out in the preamble, the Commission amends Title 17, Chapter II of the Code of Federal Regulations as follows:

PART 239—FORMS PRESCRIBED UNDER THE SECURITIES ACT OF 1933

■ 1. The general authority citation for Part 239 is revised to read as follows:

Authority: 15 U.S.C. 77f, 77g, 77h, 77j, 77s, 77z–2, 77sss, 78c, 78l, 78m, 78n, 78o(d), 78u–5, 78w(a), 78ll(d), 79e, 79f, 79g, 79j, 79l, 79m, 79n, 79q, 79t, 80a–8, 80a–24, 80a–26, 80a–29, 80a–30, and 80a–37, unless otherwise noted.

* * * * *

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

■ 2. The authority citation for Part 240 continues to read in part as follows:

Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z–2, 77z–3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78d, 78e, 78f, 78g, 78i, 78j, 78j–1, 78k, 78k–1, 78l, 78m, 78n, 78o, 78p, 78q, 78s, 78u–5, 78w, 78x, 78ll, 78mm, 79q, 79t, 80a–20, 80a–23, 80a–29, 80a–37, 80b–3, 80b–4, 80b–11, and 7201 *et seq.*; and 18 U.S.C. 1350, unless otherwise noted.

* * * * *

■ 3. Section 240.14a–101 is amended by revising paragraph (c)(11) of Item 22 to read as follows:

§ 240.14a–101 Schedule 14A. Information required in proxy statement.

* * * * *

Item 22. Information required in investment company proxy statement.

* * * * *

(c) * * *

(11) Discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract. Include the following in the discussion:

(i) Factors relating to both the board's selection of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Fund under the contract. This would include, but not be limited to, a discussion of the nature, extent, and quality of the services to be provided by the investment adviser; the investment performance of the Fund and the investment adviser; the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Fund; the extent to which economies of scale would be realized as the Fund grows; and whether fee levels reflect these economies of scale for the benefit of Fund investors. Also indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (*e.g.*, pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in determining to recommend that the shareholders approve the advisory contract; and

(ii) If applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Fund such as soft dollar arrangements by which brokers provide research to the Fund or its investment adviser in return for allocating Fund brokerage.

Instructions. 1. Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract for which approval is sought and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its determination to recommend approval of the contract.

2. If any factor enumerated in paragraph (c)(11)(i) of this Item 22 is not relevant to the board's evaluation of the investment advisory contract for which approval is sought, note this and explain the reasons why that factor is not relevant.

* * * * *

PART 274—FORMS PRESCRIBED UNDER THE INVESTMENT COMPANY ACT OF 1940

■ 4. The authority citation for Part 274 continues to read in part as follows:

Authority: 15 U.S.C. 77f, 77g, 77h, 77j, 77s, 78c(b), 78l, 78m, 78n, 78o(d), 80a–8, 80a–24, 80a–26, and 80a–29, unless otherwise noted.

* * * * *

■ 5. Form N–1A (referenced in §§ 239.15A and 274.11A) is amended by:
■ a. Adding Item 5(a)(1)(iii);
■ b. Removing Item 12(b)(10), including the Instruction; and
■ c. Adding Item 21(d)(6).

The additions read as follows:

Note: The text of Form N–1A does not and this amendment will not appear in the *Code of Federal Regulations*.

FORM N–1A

* * * * *

PART A: INFORMATION REQUIRED IN A PROSPECTUS

* * * * *

Item 5. Management, Organization, and Capital Structure

(a) * * *

(1) * * *

(iii) Include a statement, adjacent to the disclosure required by paragraph (a)(1)(ii) of this Item, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

* * * * *

PART B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

* * * * *

Item 21. Financial Statements

* * * * *

(d) * * *

(6) *Statement Regarding Basis for Approval of Investment Advisory Contract.* If the board of directors approved any investment advisory contract during the Fund's most recent fiscal half-year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board's approval. Include the following in the discussion:

(i) Factors relating to both the board's selection of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Fund under the contract. This would include, but not be limited to, a discussion of the nature, extent, and quality of the services to be provided by the investment adviser; the investment performance of the Fund and the investment adviser; the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Fund; the extent to which economies of scale would be realized as the Fund grows; and whether fee levels reflect these economies of scale for the benefit of Fund investors. Also indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (*e.g.*, pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved; and

(ii) If applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Fund such as soft dollar arrangements by which brokers provide research to the Fund or its investment adviser in return for allocating Fund brokerage.

Instructions.

1. Board approvals covered by this Item include both approvals of new investment advisory contracts and approvals of contract renewals. Investment advisory contracts covered by this Item include subadvisory contracts.

2. Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

3. If any factor enumerated in paragraph (d)(6)(i) of this Item is not relevant to the board's evaluation of an investment advisory contract, note this and explain the reasons why that factor is not relevant.

* * * * *

■ 6. Form N–2 (referenced in §§ 239.14 and 274.11a–1) is amended by:
■ a. Removing "and" from the end of Item 9.1.b(2);
■ b. Removing the period from the end of Item 9.1.b(3) and in its place adding "; and";
■ c. Adding Item 9.1.b(4);
■ d. Removing Item 18.13;
■ e. Redesignating Items 18.14 through 18.16 as Items 18.13 through 18.15;
■ f. Adding Instructions 6.e and 6.f to Item 23; and
■ g. In Instruction 8.a to Item 23, revising the reference "Item 18.16" to read "Item 18.15".

The additions read as follows:

Note: The text of Form N–2 does not and this amendment will not appear in the *Code of Federal Regulations*.

FORM N–2

* * * * *

PART A: INFORMATION REQUIRED IN A PROSPECTUS

* * * * *

Item 9. Management

1. * * *

b. * * *

(4) a statement, adjacent to the disclosure required by paragraph 1.b.(3) of this Item, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Registrant is available in the Registrant's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

* * * * *

PART B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

* * * * *

Item 23. Financial Statements

* * * * *

Instructions.

* * * * *

6. * * *

e. If the Registrant's board of directors approved any investment advisory contract during the Registrant's most recent fiscal half-year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board's approval. Include the following in the discussion:

(i) Factors relating to both the board's selection of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Registrant under the contract. This would include, but not be limited to, a discussion of the nature, extent, and quality of the services to be provided by the investment adviser; the investment performance of the Registrant and the investment adviser; the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Registrant; the extent to which economies of scale would be realized as the Registrant grows; and whether fee levels reflect these economies of scale for the benefit of the Registrant's investors. Also indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (*e.g.*, pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved; and

(ii) If applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Registrant such as soft dollar arrangements by which brokers provide research to the Registrant or its investment adviser in return for allocating the Registrant's brokerage.

f. Board approvals covered by Instruction 6.e. to this Item include both approvals of new investment advisory contracts and approvals of contract renewals. Investment advisory contracts covered by Instruction 6.e. include subadvisory contracts. Conclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6.e. Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract. If any factor enumerated in Instruction 6.e.(i) to this Item is not relevant to the board's evaluation of an investment advisory contract, note this and explain the reasons why that factor is not relevant.

* * * * *

■ 7. Form N–3 (referenced in §§ 239.17a and 274.11b) is amended by:

■ a. Removing "and" from the end of Item 6(b)(i);

■ b. At the end of Item 6(b)(ii), adding "and";

■ c. Adding Item 6(b)(iii);

■ d. Removing Item 20(l);

■ e. Redesignating Items 20(m) through 20(o) as Items 20(l) through 20(n);

■ f. Removing "and" from the end of Instruction 6(iii) to Item 27(a);

■ g. Removing the period from the end of Instruction 6(iv) to Item 27(a) and in its place adding a semi-colon;

■ h. Adding Instructions 6(v) and 6(vi) to Item 27(a); and

■ i. In Instruction 8(i) to Item 27(a), revising the reference "Item 20(o)" to read "Item 20(n)".

The additions read as follows:

Note: The text of Form N–3 does not and this amendment will not appear in the *Code of Federal Regulations*.

FORM N–3

* * * * *

PART A: INFORMATION REQUIRED IN A PROSPECTUS

* * * * *

Item 6. Management

* * * * *

(b) * * *

(iii) a statement, adjacent to the disclosure required by paragraph (b)(ii) of this Item, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Registrant is available in the Registrant's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report;

* * * * *

PART B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

* * * * *

Item 27. Financial Statements

(a) * * *

Instructions:

* * * * *

6. * * *

(v) If the Registrant's board of managers approved any investment advisory contract during the Registrant's most recent fiscal half-year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board's approval. Include the following in the discussion:

(A) Factors relating to both the board's selection of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Registrant under the contract. This would include, but not be limited to, a discussion of the nature, extent, and quality of the services to be provided by the investment adviser; the investment performance of the Registrant and the investment adviser; the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Registrant; the extent to which economies of scale would be realized as the Registrant grows; and whether fee levels reflect these economies of scale for the benefit of the Registrant's investors. Also indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (*e.g.*, pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in concluding that the contract should be approved; and

(B) If applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Registrant such as soft dollar arrangements by which brokers provide research to the Registrant or its investment adviser in return for allocating the Registrant's brokerage; and

(vi) Board approvals covered by Instruction 6(v) to this Item include both approvals of new investment advisory contracts and approvals of contract renewals. Investment advisory contracts covered by Instruction 6(v) include subadvisory contracts. Conclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6(v). Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract. If any factor enumerated in Instruction 6(v)(A) to this Item is not relevant to the board's evaluation of an investment advisory contract, note this and explain the reasons why that factor is not relevant.

* * * * *

By the Commission.

Dated: June 23, 2004.

Margaret H. McFarland,

Deputy Secretary.

[FR Doc. 04–14755 Filed 6–29–04; 8:45 am]

BILLING CODE 8010–01–P

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al.,	:	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	:	

[PROPOSED] **ORDER**

Having considered the papers submitted in support of and in opposition to Defendants' Motion for Judgment pursuant to Federal Rule of Civil Procedure 12(c), it is hereby ORDERED, ADJUDGED, and DECREED that the motion be, and hereby is, DENIED.

Dated: ______________________

____
Hon. Keith Ellison
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al.,	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	

AMENDED CERTIFICATE OF SERVICE

I hereby certify that on April 20, 2005, true and correct copies of the following documents were served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

- Plaintiffs' Response to Defendants' Motion for Judgment on the Pleadings
- Proposed Order Denying Defendants' Motion for Judgment
- Exhibit Index and Exhibits A-I
- Index of Plaintiffs' Authorities with attachments
- This Amended Certificate of Service

<u>**VIA E-Mail**</u>

Stephen D. Susman — Fax: (713) 654-6670
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, TX 77002-5096
Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman — Fax: (212) 868-1229
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165

Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Daniel A. Pollack — Fax: (212) 575-6560
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730

Fax: (713) 224-6410

Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

Michael K. Oldham
moldham@gibbs-bruns.com
GIBBS & BRUNS LLP
1100 Louisiana, Ste. 5300
Houston, TX 77002

Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

VIA U.S. Mail :

Davis E Glenn
Lisa M Wood
Frank N Gundlach
ARMSTRONG TEASDALE
211 N Broadway
Ste 2600
St Louis, MO 63102-2740

Counsel for Defendant AIM Advisors Inc & AIM Distributors Inc

Dated this 20th day of April, 2005.

KELLER ROHRBACK L.L.P.

By: /s/

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101

(206) 623-1900
FAX: (206) 623-3384

Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al.,	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. AIM ADVISORS, INC., et al., Defendants.	

INDEX OF PLAINTIFFS' AUTHORITIES PURSUANT TO COURT PROCEDURE 6.B.
(does not include Exhibits to Plaintiffs' Brief)

CASES

In re Enron Corp. Securities, Derivative & ERISA Litig.
Nos. MDL-1446, Civ.A. H-01-3624, 2003 WL 230688 (S.D. Tex. Jan. 28, 2003)
Hamm v. V-Track, Inc.
No. C-93-2955, 1995 WL 225684 (N.D. Cal. Mar. 24, 1995)
Morgan v. City of Waco
No.3:01-CV-2818, 2002 WL 1776935 (N.D. Tex. 2002)
Pfeiffer v. Bjurman, Barry & Associates
2004 WL 1903075 (S.D.N.Y. Aug. 26, 2004)

REGULATIONS

17 C.F.R. § 270.12b-1

MISCELLANEOUS

John C. Bogle, Common Sense on Mutual Funds: New Perspectives for the Intelligent Investor 321 (1999)

H

Motions, Pleadings and Filings

United States District Court,
S.D. Texas, Houston Division.
In re ENRON CORPORATION SECURITIES,
DERIVATIVE & "ERISA LITIGATION
Mark NEWBY, et al., Plaintiffs
v.
ENRON CORPORATION, et al., Defendants
THE REGENTS OF THE UNIVERSITY OF
CALIFORNIA, et al., Individually and On Behalf
of All Others Similarly Situated, Plaintiffs,
v.
Kenneth L. LAY, et al., Defendants.
Nos. MDL-1446, Civ.A. H-01-3624.

Filed Oct. 22, 2001.
Jan. 28, 2003.

Investors of corporation's equity and debt securities brought class action against corporation and outside auditor, alleging securities law violations under 1933 and 1934 Acts, Rule 10b-5, and state law. On motions to dismiss brought by individual partners of auditor, the District Court, Harmon, J., held that: (1) investors failed to state § 10(b) claims as to partners, but (2) investors stated § 20(a) claims as to partners.

Motions granted in part, and denied in part.

West Headnotes

[1] Securities Regulation 60.56
349Bk60.56 Most Cited Cases
"Group pleading" doctrine, whereby plaintiff may rely on presumption that higher executives of corporation directly involved in its day-to-day management may be personally liable for material misrepresentations or omissions in corporation's public statements, did not apply to § 10(b) securities fraud action brought by investors against individual partners of corporation's outside auditing firm, since investors failed to plead specific factual basis demonstrating partners' personal participation in alleged tortious conduct.
Securities Exchange Act of 1934, § 10(b), 15 U.S.C.A. § 78j(b).

[2] Securities Regulation 60.56
349Bk60.56 Most Cited Cases
Investors who brought class action against corporation and outside auditing firm, alleging securities law violations, pleaded particularized facts demonstrating individual firm partners' culpable participation in fraud that they allegedly perpetuated, as required to plead "controlling person" liability for purpose of § 20(a) action; investors were not required to allege that partners actually participated in underlying violation, but that partners possessed power to control alleged primary violators. Securities Exchange Act of 1934, § 20(a), 18 U.S.C.A. § 78t(a).

[3] Securities Regulation 60.56
349Bk60.56 Most Cited Cases
In action brought by investors against corporation and outside auditing firm, alleging securities law violations, heightened pleading standards of federal rule requiring that averments of fraud be stated with particularity were inapplicable to complaint's allegation of "controlling person" liability against auditor's individual partners under § 20(a), since investors were alleging only that partners possessed power to control alleged primary violators, not that they actually participated in underlying violations. Securities Exchange Act of 1934, § 20(a), 18 U.S.C.A. § 78t(a); Fed.Rules Civ.Proc.Rules 8, 9(b), 28 U.S.C.A.

[4] Securities Regulation 60.56
349Bk60.56 Most Cited Cases
Investors who brought class action against corporation and outside auditing firm, alleging securities law violations, failed to plead particularized facts demonstrating individual firm partners' culpable participation in fraud that they allegedly perpetuated, as required to maintain securities fraud claims against partners under § 10(b) and Rule 10b-5; claims against partners failed to identify any individual who personally performed allegedly fraudulent accounting or auditing, alleged document destruction did not constitute primary § 10(b) violation, allegations regarding partners' purported discussions regarding risk of continuing to represent corporation failed to link them individually to discussions or to describe contents of specific communications, and claims against partners did not identify who did auditing at issue or certified audits. Securities Exchange Act of 1934, § 10(b), 15

U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[5] **Securities Regulation** 60.56
349Bk60.56 Most Cited Cases
Investors who brought class action against corporation and outside auditing firm, alleging securities law violations, pleaded particularized facts demonstrating individual firm partners' culpable participation in fraud that they allegedly perpetuated, as required to maintain securities fraud claims against partners under § 20(a), since allegations of partners' control over accountants and auditors involved in underlying substantive violations, or policies affecting such personnel, would have sufficed to demonstrate "controlling person" liability; investors asserted that partners met to discuss whether to retain corporation as client in light of alleged improper actions, that partners personally reviewed firm's document retention policy, and that lead partner directed auditing of corporation's allegedly improper commodity trading. Securities Exchange Act of 1934, § 20(a), 18 U.S.C.A. § 78t(a).
Eric D Green, Resolutions LLC, Boston, MA, mediator, pro se.

Richard J Zook, Cunningham Darlow et al, Houston, TX, Roger B Greenberg, Schwartz Junell et al, Houston, TX, for Mark Newby, plaintiff.

William S Lerach, Milberg Weiss et al, San Diego, CA, Roger B Greenberg, (See above), for the Regents of the University of California, plaintiff.

Earnest W Wotring, Connelly Baker et al, Houston, TX, IRA Press, Kirby McInerney et al, New York, NY, Michael I Behn, Futterman & Howard Chtd, Chicago, IL, for Teamsters Local 710, plaintiff.

Charles R Parker, Hill and Parker, Houston, TX, James M Finberg, Richard M Heimann, Melanie M Piech, Lieff Cabraser et al, San Francisco, CA, Stephen Lowey, Neil L Selinger, Lowey Dannenberg et al, White Plains, NY, Elizabeth Cabraser, Lieff Cabraser et al, San Francisco, CA, for the NYC Funds, plaintiff.

Sherrie Savett, Arthur Stock, Berger & Montague PC, Philadelphia, PA, Thomas W Sankey, Sankey & Luck, Houston, TX, Paul F Bennett, Gold Bennett et al, San Francisco, CA, for JMG Capital Partners LP, plaintiff.

Sherrie Savett, Arthur Stock, Thomas W Sankey, Paul F Bennett, (See above), for JMG Triton Offshore Fund Ltd, plaintiff.

Sherrie Savett, Arthur Stock, Thomas W Sankey, Paul F Bennett, (See above), for TQA Master Fund Ltd, plaintiff.

Sherrie Savett, Arthur Stock, Thomas W Sankey, (See above), for TQA Master Plus Fund Ltd, plaintiff.

Thomas E Bilek, Hoeffner Bilek & Eidman, Houston, TX, for Deutsche Asset Management, plaintiff.

Thomas E Bilek, (See above), for HBK Investments, plaintiff.

Thomas E Bilek, Helen J Hodges, Milberg Weiss et al, San Diego, CA, for the Central States Pension Fund, plaintiff.

William B Federman, Federman & Sherwood, Oklahoma City, OK, Richard A Speirs, Jeffrey C Zwerling, Zwerling Schachter et al, New York, NY, for the Davidson Group, plaintiff.

Jack Edward McGehee, McGehee & Pianelli, Houston, TX, Robert B Weintraub, Daniel W Krasner, Wolf Haldenstein et al, New York, NY, for the Proposed Preferred Purchaser Lead Plaintiffs, plaintiff.

Jack Edward McGehee, Daniel W Krasner, (See above), for Harold Karnes, plaintiff.

Tom Alan Cunningham, Cunningham Darlow et al, Houston, TX, Martin D Chitwood, Jeffrey H Konis, Chitwood & Harley, Atlanta, GA, Sidney S Liebesman, Grant & Eisenhofer PA, Wilmington, DE, Jay W Eisenhofer, Grant & Eisenhofer, Wilmington, DC, Edward H Nicholson, Jr, Chitwood & Harley, Atlanta, GA, for the State Retirement Systems Group, plaintiff.

Ronald Joseph Kormanik, Sydow Kormanik et al, Houston, TX, for Private Asset Management, plaintiff.

Jay W Eisenhofer, (See above), for Employees Retirement System of Ohio, plaintiff.

Sidney S Liebesman, Jay W Eisenhofer, (See above), for Teachers Retirement System of Ohio, plaintiff.

Gregory Sean Jez, Fleming & Associates, Houston, TX, for Jane Bullock, plaintiff.

Gregory Sean Jez, (See above), for John Barnhill, plaintiff.

Gregory Sean Jez, (See above), for Don Reiland, plaintiff.

Gregory Sean Jez, (See above), for Scott Borchart, plaintiff.

Gregory Sean Jez, (See above), for Michael Mies, plaintiff.

Gregory Sean Jez, (See above), for Virginia Acosta, plaintiff.

Gregory Sean Jez, (See above), for Jim Hevely, plaintiff.

Gregory Sean Jez, (See above), for Mike Bauby, plaintiff.

Gregory Sean Jez, (See above), for Robert Moran, plaintiff.

Gregory Sean Jez, (See above), for Jack Turner, plaintiff.

Gregory Sean Jez, (See above), for Marilyn Turner, plaintiff.

Gregory Sean Jez, (See above), for Hal Moorman, plaintiff.

Gregory Sean Jez, (See above), for Milton Tate, co-Trustees for Moorman, Tate, Moorman & Urquhart Money Purchase Plan and Trust, plaintiff.

David C Mattax, Office of Attorney General, Austin, TX, Rose Ann Reeser, Texas Attorney General, Consumer Protection Division, Austin, TX, for Employees Retirement System of Texas, plaintiff.

David C Mattax, Rose Ann Reeser, (See above), for Teacher Retirement System of Texas, plaintiff.

David C Mattax, Rose Ann Reeser, (See above), for Texas Comptroller of Public Accounts, plaintiff.

David C Mattax, Rose Ann Reeser, (See above), for the Texas Tomorrow Fund, plaintiff.

Stephen D Oestreich, Entwistle & Cappuci LLP, New York, NY, for Turnberry Asset Mgt, plaintiff.

Deborah R Gross, Law Offices Bernard M Bross PC, Philadelphia, PA, for Stoneridge Investment Partners LLC, plaintiff.

Gregory Sean Jez, (See above), for the Jose Plaintiffs and/or F & A, plaintiff.

Gregory Sean Jez, (See above), for Fleming & Associates LLP (F & A), plaintiff.

Daniel W Krasner, (See above), for Daniel Kaminer, plaintiff.

Daniel W Krasner, (See above), for Christine Benoit, plaintiff.

Daniel W Krasner, (See above), for Michael Cerrone, plaintiff.

Daniel W Krasner, (See above), for Jennifer Cerrone, plaintiff.

James F Marshall, Attorney at Law, San Marino, CA, Meredith Cavallo, Larry E Klayman, Judicial Watch Inc, Washington, DC, for Kieran J Mahoney, plaintiff.

James F Marshall, Meredith Cavallo, Larry E Klayman, (See above), for David I Levine, plaintiff.

Gregory Sean Jez, (See above), for Jane Barnhill, plaintiff.

Thomas E Bilek, (See above), for Frank Anthony Cammarata, III, individually and on behalf of all others similarly situated, consolidated plaintiff.

Gregory Sean Jez, (See above), for John Odam, consolidated plaintiff.

Gregory Sean Jez, (See above), for Peggy Odam, consolidated plaintiff.

Gregory Sean Jez, (See above), for Milton Tate, Trustees for Moorman Tate Moorman & Urquart Money Purchase Plan & Trust, consolidated plaintiff.

Gregory Sean Jez, (See above), for Hal Moorman, consolidated plaintiff.

Gregory Sean Jez, (See above), for Marian Rosen, consolidated plaintiff.

Gregory Sean Jez, (See above), for Fred A Rosen, consolidated plaintiff.

Thomas E Bilek, (See above), for James Brill, on behalf of himself and all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), Steven J Toll, Cohen Milstein et al, Washington, DC, for Michael Koroluk, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Theodore C Anderson, Kilgore & Kilgore PLLC, Dallas, TX, David R Scott, Attorney at Law, Colchester, CT, Neil Rothstein, Scott & Scott LLD, Colchester, CT, James E Miller, Scott & Scott LLC, Colchester, CT, for Archdiocese of Milwaukee Supporting Fund Inc, individually and on behalf of others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Elmar A Busch, Individually, consolidated plaintiff.

Thomas E Bilek, (See above), for John P McCarthy Money Purchase Plan, consolidated plaintiff.

Thomas E Bilek, (See above), for Kenneth Franklin, Individually, consolidated plaintiff.

Thomas E Bilek, (See above), for Warren Pinchuck, Individually, consolidated plaintiff.

William S Lerach, Roger B Greenberg, Helen J Hodges, John A Lowther, James I Jaconette, Alexandra S Bernay, Milberg Weiss et al, San Diego, CA, for Amalgamated Bank, as Trustee for the Longview Collective Investment Fund, Longview Core Bond Index Fund and certain other trust accounts individually and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), Hector G Gancedo, Gancedo & Nieves LLP, Pasadena, CA, for Mark T Spathes, consolidated plaintiff.

Herbert Blake Tartt, Jr, Beirne Maynard et al, Houston, TX, Robert M Kornreich, Wolf Popper LLP, New York, NY, Allyson L Mihalick, Beirne Maynard et al, Houston, TX, Robert C Finkel, Wolf Popper LLP, New York, NY, Thomas G Shapiro, Shapiro Haber et al, Boston, MA, for Pulsifer & Associate, consolidated plaintiff.

Jack Edward McGehee, Robert B Weintraub, Daniel W Krasner, (See above), for Henry H Steiner, Individually, consolidated plaintiff.

Sherrie Savett, Joseph Albert McDermott, III, Attorney at Law, Houston, TX, Arthur Stock, (See above), for Staro Asset Management LLC, consolidated plaintiff.

Thomas E Bilek, (See above), for Robert Pearlstein, Dr. consolidated plaintiff.

Roger B Greenberg, (See above), Jonathan M Plasse, Goodkind Labaton et al, New York, NY, for Ariel Holdings LLC, consolidated plaintiff.

Thomas E Bilek, (See above), David B Kahn, Attorney at Law, David, Northfield, IL, for James Morton Elliott, IRA, on behalf of itself and all others similarly situated, consolidated plaintiff.

Saul Roffe, Sirota & Sirota LLP, New York, NY, for Allen Barkin, Trustee, consolidated plaintiff.

Saul Roffe, (See above), for Beatrice Barkin, Martial Trust, consolidated plaintiff.

Thomas E Bilek, (See above), for Fathollah Hamedani, consolidated plaintiff.

Sean F Greenwood, Robins Cloud et al, Houston, TX, for Jerome F Faquin, consolidated plaintiff.

Tom Alan Cunningham, Cunningham Darlow et al, Houston, TX, for Kevin Kueser, consolidated plaintiff.

Thomas E Bilek, (See above), for Izidor Klein, consolidated plaintiff.

John G Emerson, Jr, The Emerson Firm, Houston, TX, for Roy E Rinard, consolidated plaintiff.

John G Emerson, Jr, (See above), for Steve Lacey, consolidated plaintiff.

Thomas E Bilek, (See above), for Sidney Kessous consolidated plaintiff.

Thomas E Bilek, (See above), for Steven Frank, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Robert J Casey, II, consolidated plaintiff.

Thomas E Bilek, (See above), for Ruth I Horton, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Richard Frankel, Hackerman Peterson et al, Houston, TX, Sherrie Savett, Berger & Montague PC, Philadelphia, PA, for Frank Wilson, on behalf of himself and all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), Aaron Brody, Stull Stull et al, New York, NY, for J Michael Gottesman, individually, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Avigayil Greenberg, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Robert Christianson, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Ernest Gottdiener, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

James D Baskin, III, The Baskin Law Firm, Austin, TX, Robert N Kaplan, Kaplan Fox et al, New York, NY, for Muriel P Kaufman, IRA Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Mahin S Mashayekh, Individually, and on behalf on all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Barbara D Lee, and on behalf of all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for Danielle M Karcich, consolidated plaintiff.

Thomas E Bilek, (See above), for Andrew J Karcich, with Ugma, Parent and Natural Guardian on behalf of itself and all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), Klari Neuwelt, Attorney at Law, New York, NY, for Naomi Raphael, individually, and on behalf of all others similarly situated, consolidated plaintiff.

William B Federman, (See above), for Victor Ronald Frangione, on behalf of himself and all others similarly situated, consolidated plaintiff.

Tom Alan Cunningham, (See above), for Patricia D Parsons, consolidated plaintiff.

Thomas W Sankey, (See above), for George Nicoud, on behalf of himself and all other similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), Michael D Donovan, Donovan Searles LLC, Philadelphia, PA, for Susan Copley, on behalf of herself and all others similarly situated, consolidated plaintiff.

Thomas E Bilek, (See above), for James J Daly, as Trustee of the James J Daly IRA Rollover and on behalf of all others similarly situated, consolidated plaintiff.

Tom Alan Cunningham, (See above), for Patricia D Parsons, consolidated plaintiff.

Tom Alan Cunningham, (See above), for Howard Bruce Klein, consolidated plaintiff.

Steven E Cauley, Cauley Geller et al, Little Rock, AR, for William Davis, consolidated plaintiff.

Steven E Cauley, (See above), for Roxann Davis, consolidated plaintiff.

Steven E Cauley, (See above), for E Bruce Chaney, consolidated plaintiff.

Gregory Sean Jez, (See above), for Houston Federation of Teachers, on behalf of its members, consolidated plaintiff.

Gregory Sean Jez, (See above), for Annie M Banks, consolidated plaintiff.

Gregory Sean Jez, (See above), for Larry D Barnett, consolidated plaintiff.

Gregory Sean Jez, (See above), for Robert Chazen, consolidated plaintiff.

Gregory Sean Jez, (See above), for Clifford D Gookin, Trustee for the Clifford D Gookin Revocable Living Trust, consolidated plaintiff.

Gregory Sean Jez, (See above), for Carl Herrin, consolidated plaintiff.

Gregory Sean Jez, (See above), for Todd L Johnson, Administrator for RJS & Affiliated Companies Pension Plan, consolidated plaintiff.

Gregory Sean Jez, (See above), for David H Lowe, consolidated plaintiff.

Gregory Sean Jez, (See above), for Robin Saex, consolidated plaintiff.

Gregory Sean Jez, (See above), for John Siemer, Trustee FBO the Siemer Family Trust, consolidated plaintiff.

Gregory Sean Jez, (See above), for Elizabeth Siemer, Trustee FBO the Siemer Family Trust, consolidated plaintiff.

Gregory Sean Jez, (See above), for Anthony G Tobin, consolidated plaintiff.

Gregory Sean Jez, (See above), for John E Williams, consolidated plaintiff.

Robert M Kornreich, Robert C Finkel, Thomas G Shapiro, (See above), for Murray Van DE Velde, consolidated plaintiff.

George M Fleming, Fleming & Associates, Houston, TX, for Harold Ahlich, consolidated plaintiff.

George M Fleming, (See above), for Frances Ahlich, consolidated plaintiff.

George M Fleming, (See above), for Irving Babson, consolidated plaintiff.

Jeffery B Kaiser, Sydow, Kormanik, Carrigan & Eckerson, LLP, Houston, TX, for William Coy, consolidated plaintiff.

James F Marshall, Meredith Cavallo, Larry E Klayman, (See above), for Ralph A Wilt, Jr, consolidated plaintiff.

Tom Alan Cunningham, (See above), for William Scoular, consolidated plaintiff.

George M Fleming, (See above), for Mary Bain Pearson, consolidated plaintiff.

William S Lerach, George M Fleming, (See above), for John Mason, consolidated plaintiff.

Andrew J Mytelka, Greer Herz & Adams, Galveston, TX, for American National Insurance Company, consolidated plaintiff.

Andrew J Mytelka, (See above), for American National Investment Accounts Inc, consolidated plaintiff.

Andrew J Mytelka, (See above), for SM & R Investments Inc, consolidated plaintiff.

Andrew J Mytelka, (See above), for American National Property and Casualty Company, consolidated plaintiff.

Andrew J Mytelka, (See above), for Standard Life and Accident Insurance Company, consolidated plaintiff.

Andrew J Mytelka, (See above), for Farm Family Life Insurance Company, consolidated plaintiff.

Andrew J Mytelka, (See above), for Farm Family Casualty Insurance Company, consolidated plaintiff.

Andrew J Mytelka, (See above), for National Western Life Insurance Company, consolidated plaintiff.

Gregory Sean Jez, (See above), for Ruben Delgado, consolidated plaintiff.

Gregory Sean Jez, (See above), for Irene Delgado, consolidated plaintiff.

Gregory Sean Jez, (See above), for Preston Clayton, consolidated plaintiff.

Debra Brewer Hayes, Paul Thomas Warner, Reich & Binstock, Houston, TX, for Marcus Oates, on behalf of himself and all others similarly situated, consolidated plaintiff.

Harvey Greenfield, Attorney at Law, New York, NY, Laura M Perrone, Law Firm of Harvey Greenfield, New York, NY, for Morgan Krim, consolidated plaintiff.

Edward Morgan Carstarphen, III, Ellis Carstarphen et al, Houston, TX, for Ivestors Partner Life Insurance Company, consolidated plaintiff.

Edward Morgan Carstarphen, III, (See above), for John Hancock Life Insurance Company, consolidated plaintiff.

Edward Morgan Carstarphen, III, (See above), for John Hancock Variable Life Insurance Company, consolidated plaintiff.

Fredrick F Neid, Ass't Atty Gen, Lincoln, NE, for The Public Employees Retirement Systems of the State of Nebraska, consolidated plaintiff.

Daniel Dean Gartner, Gartner Law Firm, PC, Houston, TX, for Jacob Blaz, on behalf of himself and all others similarly situated, consolidated plaintiff.

John G Emerson, Jr, Steven E Cauley, (See above), for Henry P Blaskie, Jr, Individually, and for all other persons similarly situated, consolidated plaintiff.

Robin L Harrison, Campbell Harrison et al, Houston, TX, Lynn Lincoln Sarko, Derek W Loeser, Britt L Tinglum, Keller Rohrback LLP, Seattle, WA, Steve W Berman, Hagens Berman LLP, Seattle, WA, Erin M Riley, Keller Rohrback LLP, Seattle, WA, for Tittle Plaintiffs, consolidated plaintiff.

Baxter Ward Banowsky, Banowsky Betz & Levine, Dallas, TX, for Bobby Lutz, Individually, Individually and on behalf of all others similarly situated, consolidated plaintiff.

Gary Benjamin Pitts, Pitts & Asoc, Houston, TX, Kenneth F McCallion, McCallion & Associates, New York, NY, for Peter M Norris, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Catherine D Norris, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Ken J McCall, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Mary Frye McCall, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Sandra Lei, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Larry Robert Kunz, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Dianne Sue Kunz, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Nolan G Johnson, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Nolan G Johnson, II, as custodian for Demetria Johnson and Laura Johnson, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Demetria Johnson, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Laura Johnson, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for David William Crenshaw, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for BG Ink Investment Club, consolidated plaintiff.

Gary Benjamin Pitts, Kenneth F McCallion, (See above), for Charles L Prater, individually, and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, Young Pickett et al, Texarkana, TX, for Shelly Douglass, individually and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for John Barnett, M D, consolidated plaintiff.

Damon Michael Young, (See above), for John Anson, individually and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for Leslie H Duncan, individually and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for David R Wortham, consolidated plaintiff.

Damon Michael Young, (See above), for Phil E Parham, individually and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for Peggy A Parham, individually and on behalf of all others similarly situated, consolidated plaintiff.

Jeffrey R Krinsk, Attorney at Law, San Diego, CA, for Mark E McKinney, consolidated plaintiff.

Damon Michael Young, (See above), for Stephen Phillips, individually and on behalf of others similarly situated, consolidated plaintiff.

Curtis L Bowman, Cauley Geller et al, Little Rock, AR, Steven E Cauley, (See above), for Stephen A McIntyre, individually and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for BarbaraG Smith, Individually, and on behalf of all others similarly situated, consolidated plaintiff.

Damon Michael Young, (See above), for George Hasegawa, Individually, individually and on behalf of all others similarly situated, consolidated plaintiff.

Keith Alan Ward, Porter Rogers et al, Austin, TX, for Patrick P Rogers, consolidated plaintiff.

Mike Lange, Fairfield, CT, consolidated plaintiff, pro se.

Reinhardt Lange, Fairfield, CT, for Reinhardt Lange, consolidated plaintiff.

John Lee Ringgenberg, Attorney at Law, Englewood, CO, for Enron Stockholders United Inc, a Colorado non-profit corporation, Assignee, consolidated plaintiff.

John A Huettner, Attorney at Law, Cleveland, OH, for David A Huettner, individually and as custodian of the David A Huettner individual retirement account, consolidated plaintiff.

John A Huettner, (See above), for Susan B Huettner, consolidated plaintiff.

John A Huettner, (See above), for Donald E Huettner, individually and as custodian of the Donald E Huettner individual retirement account, consolidated plaintiff.

Richard A Lockridge, Lockridge Grindal et al, Minneapolis, MN, for Peter J Shortridge, on behalf of himself and all others similarly situated, consolidated plaintiff.

Roger B Greenberg, (See above), for Nathaniel Pulsifer, Trustee of the Shooters Hill Revocable Trust individually and on behalf of all others similarly situated, consolidated plaintiff.

Stanley M Grossman, Pomerantz Haudek et al, New York, NY, Steven N Williams, Joseph W Cotchett, Bruce L Simon, Mark C Molumphy, Cotchett Pitre et al, Burlingame, CA, for Silvercreek Management Inc, consolidated plaintiff.

Stanley M Grossman, Steven N Williams, (See above), Joseph W Cotchett, Bruce L Simon, Mark C Molumphy, Cotchett Pitre et al, Burlingame, CA, for Silvercreek Limited Partnership, consolidated plaintiff.

Stanley M Grossman, Steven N Williams, (See above), Joseph W Cotchett, Bruce L Simon, Mark C Molumphy, Cotchett Pitre et al, Burlingame, CA, for Silvercreek II Limited, consolidated plaintiff.

Stanley M Grossman, Steven N Williams, (See above), Joseph W Cotchett, Bruce L Simon, Mark C Molumphy, Cotchett Pitre et al, Burlingame, CA, for Onex Industrial Partners Limited, consolidated plaintiff.

Stanley M Grossman, Steven N Williams, (See above), Joseph W Cotchett, Bruce L Simon, Mark C Molumphy, Cotchett Pitre et al, Burlingame, CA, for Pebble Limited Partnership, consolidated plaintiff.

William S Lerach, Thomas E Bilek, Roger B Greenberg, (See above), for Washington State Investment Board, consolidated plaintiff.

William S Lerach, Thomas E Bilek, Roger B Greenberg, (See above), for Employer-Teamsters Local Nos. 175 and 505 Pension Trust Fund, on behalf of themselves and all others similarly situated, consolidated plaintiff.

Lynn W Jinks, III, Jinks Daniel et al, Union Springs, AL, Ted L Mann, Mann Cowan et al, Birmingham, AL, L Shane Seaborn, Penn & Seaborn LLC, Clayton, AL, for Sherrill R Thomas, consolidated plaintiff.

R Paul Yetter, Yetter and Warden, Houston, TX, for Abbey National Treasury Services PLC, consolidated plaintiff.

Philip T Reinstein, Reinstein & Sherman, Northbrook, IL, Howard C Goode, Attorney at Law, Northbrook, IL, for Benjamin M Goode, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Harold Van Der Linde, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Terry Perrin, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Jerome R Popky, trustees of the Popky Family 1995 Trust, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Doris E Popky, trustees of the Popky Family 1995 Trust, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for David Khakshoyv, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Virginia Humphreys, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Larry A Warner, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Hatsuko Broman, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Ambrose J Picone, consolidated plaintiff.

John H Boone, Attorney at Law, Joseph M Alioto, Alioto Law Firm, San Francisco, CA, for Barbara Prebelish, trustees of the 1998 Trusdale Family Trust, on behalf of themselves and a class similarly situated, consolidated plaintiff.

R Paul Yetter, Yetter and Warden, Houston, TX, Autry W Ross, Yetter & Warden LLP, Houston, TX, for Internationale Kapitalanlagegesellschaft MBH, individually and on behalf of BVT CBP DSW Duket Ekbakk Ekbv Erhard HLF LZO Prent A SIT SKG EGI and EUSB, consolidated plaintiff.

R Paul Yetter, Yetter and Warden, Houston, TX, Autry W Ross, Yetter & Warden LLP, Houston, TX, for HSBC Trinkaus Luxembourg Investment Managers SA, individually and on behalf of Walser Eurocash, consolidated plaintiff.

R Paul Yetter, Yetter and Warden, Houston, TX, Autry W Ross, Yetter & Warden LLP, Houston, TX, for HSBC Trinkaus & Burkhardt KGAA, consolidated plaintiff.

Thomas Walter Umphrey, Provost & Umphrey, Beaumont, TX, Bonnie E Spencer, Spencer and Associates, Houston, TX, Andy Wade Tindel, Provost & Umphrey Law Firm, Tyler, TX, for Kevin Lamkin, consolidated plaintiff.

Thomas Walter Umphrey, Provost & Umphrey, Beaumont, TX, Bonnie E Spencer, Spencer and Associates, Houston, TX, Andy Wade Tindel, Provost & Umphrey Law Firm, Tyler, TX, for Janice Schuette, individually, Janice Schiette, individually, and as representative of those similarly situated, consolidated plaintiff.

Thomas Walter Umphrey, Provost & Umphrey, Beaumont, TX, Andy Wade Tindel, Provost & Umphrey Law Firm, Tyler, TX, for Stephen Miller, Stephen Miller, individually and on behalf of all others similarly situated, consolidated plaintiff.

Thomas Walter Umphrey, Provost & Umphrey, Beaumont, TX, Andy Wade Tindel, Provost & Umphrey Law Firm, Tyler, TX, for Robert Ferrell, consolidated plaintiff.

Sidney S Liebesman, (See above), Keith W Schneider, Maguire & Schneider, Columbus, OH, for Public Employees Retirement System Board, consolidated plaintiff.

Sidney S Liebesman, (See above), Keith W Schneider, Maguire & Schneider, Columbus, OH, for State Teachers Retirement System of Ohio, consolidated plaintiff.

Sidney S Liebesman, (See above), Keith W Schneider, Maguire & Schneider, Columbus, OH, for School Employees Retirement System of Ohio, consolidated plaintiff.

Sidney S Liebesman, (See above), Keith W Schneider, Maguire & Schneider, Columbus, OH, for Ohio State Highway Patrol Retirement System, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Variable Annuity Life Insurance Company, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Valic Co I, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Aig Annuity Insurance Company, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Sun America Life Insurance Company, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Aig Sunamerica Life Assurance Company, consolidated plaintiff.

Patrick Andrew Zummo, Zummo Mitchell et al, Houston, TX, J Michael Hennigan, Hennigan Bennett et al, Los Angeles, CA, for Aldersgate (Del) No 3 LLC, consolidated plaintiff.

Stephen D Susman, Susman Godfrey, Houston, TX, Scott David Lassetter, John B Strasburger, Weil Gotshal and Manges, Houston, TX, Kenneth S Marks, Susman Godfrey LLP, Houston, TX, for Enron Corporation, defendant.

Craig Smyser, Jr, Smyser Kaplan & Veselka, Houston, TX, Richard Bruce Drubel, Jr, Boies Schiller et al, Hanover, NH, John W Keker, Kerker & Van Nest LLP, San Francisco, CA, Jan Nielsen Little, Keker & Van Nest LLP, San Francisco, CA, Christa M Anderson, Kker & Van Nest LLP, San Francisco, CA, for Andrew S Fastow, defendant.

James E Coleman, Jr, Carrington Coleman et al, Dallas, TX, Robin C Gibbs, Gibbs & Bruns, Houston, TX, Charles F Richards, Jr, Richards Layton et al, Wilmington, DE, David Clarke, Jr, Keara M Gordon, Piper Marbury et al, Washington, DC, Glenn E Coe, Brenda M Hamilton, Rome McGuigan et al, Hartford, CT, David Carr Greer, Bieser Greer et al, Dayton, OH, for Kenneth L Lay, defendant.

Ronald Gene Woods, Attorney at Law, Houston, TX, Robin C Gibbs, (See above), Bruce A Hiler, O'Melveny & Myers, Washington, DC, Jeffrey Kilduff, O'Melveny & Myers, McLean, VA, Robert M Stern, Attorney at Law, Washington, DC, for Jeffrey J Skilling, defendant.

Russell" Rusty" Hardin, Jr, Rusty Hardin and Associates, Houston, TX, Daniel F Kolb, Sharon Katz, Davis Polk et al, New York, NY, Theresa Ann Foudy, Benard V Preziosi, Eliot Lauer, Curtis Mallet-Prevost et al, New York, NY, Warren B Lightfoot, Lightfoot Franklin et al, Birmingham, AL, Catherine E Palmer, Latham & Watkins, New York, NY, Miles N Ruthberg, Latham & Watkins, Los Angeles, CA, Peter Wald, Latham & Watkins, San Francisco, CA, Stan G Roman, Krieg Keller et al, San Francisco, CA, Turner P Smith, Samuel Rosenthal, Curtis Mallet-Prevost et al, New York, NY, for Arthur Andersen LLP, defendant.

Barry G Flynn, Attorney at Law, Houston, TX, for David B Duncan, defendant.

George W Billy Shepherd, III, Cruse Scott et al, Houston, TX, Michael D Warden, Luisa Caro, Sidley Austin et al, Washington, DC, for D Stephen Goddard, Jr, defendant.

Eric J R Nichols, Beck Redden & Secrest, Houston, TX, for Michael J Kopper, defendant.

Joseph D Jamail, II, Jamail and Kolius, Houston, TX, John K Villa, Mary G Clark, George A Borden, Williams & Connolly LLP, Washington, DC, John Cooper McDonald, Schottenstein Zox et al, Columbus, OH, for Vinson & Elkins LLP, defendant.

Clayton C Cannon, Stumpf Craddock et al, Houston, TX, Scott B Schreiber, John C Massaro, Justin S Antonipillai, Arnold & Potter, Washington, DC, for Thomas H Bauer, defendant.

Mark K Glasser, King & Spalding, Houston, TX, for LJM2 Co-Investment LP, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Bob Kutsenda, defendant.

Russell" Rusty" Hardin, Jr, (See above), for John E Stewart, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Joseph F Berardino, defendant.

Charles G King, III, King & Pennington, Houston, TX, Gregory A Markel, Cadwalader Wickersham et al, New York, NY, Paul R Bessette, Brobeck Phleger et al, Austin, TX, Ronit Setton, Nancy I Ruskin, Cadwalader Wickersham et al, New York, NY, for Bank of America Corp, defendant.

Lawrence David Finder, Haynes & Boone LLP, Houston, TX, Charles G King, III, Richard W Clary, Karin A DeMasi, Margaret K Dooley, Rachel G Skaistis, Julie Ann North, Melissa J Baily, Joseph R Wallin, Cravath Swaine et al, New York, NY,

William Chester Wilkinson, Thompson Hine LLP, Columbus, OH, for Credit Suisse First Boston Corporation, defendant.

Charles G King, III, (See above), Barry Abrams, Abrams Scott et al, Houston, TX, David H Braff, Jeffrey T Scott, Adam R Brebner, Steven J Purcell, Sullivan & Cromwell LLP, New York, NY, for Barclays PLC, defendant.

William H Knull, III, Mayer Brown et al, Houston, TX, Charles G King, III, Alan N Salpeter, Mayer Brown & Platt, Chicago, IL, Mark McLaughlin, Andrew D Campbell, Michele L Odorizzi, Mayer Brown et al, Chicago, IL, for Canadian Imperial Bank of Commerce, defendant.

Charles G King, III, (See above), Mark F Pomerantz, Paul Weiss et al, New York, NY, Jacalyn D Scott, Wilshire Scott et al, Houston, TX, Richard A Rosen, Claudia Hammerman, Robyn F Tarnofsky, Jonathan Hurwitz, Michael E Gertzman, Brad S Karp, Alyssa A Qualls, Robert C Weisz, Margaret E McGuinness, Todd A Kipnes, Paul Weiss et al, New York, NY, Mary Ellen Fairfield, Vorys Sater et al, Columbus, OH, for Citigroup Inc, defendant.

Joel M Androphy, Berg & Androphy, Houston, TX, Charles G King, III, (See above), Lawrence Byrne, White & Case, New York, NY, Owen Pell, Lance Croffoot-Suede, Timothy Pfeifer, White & Case LLP, New York, NY, for Deutsche Bank AG, defendant.

Charles G King, III, (See above), Taylor M Hicks, Jr, Hicks Thomas et al, Houston, TX, Robert F Serio, Gibson Dunn & Crutcher, New York, NY, Christopher M Joralemon, Cifford Chance U.S. LLP, New York, NY, Marshall R King, Gibson Dunn et al, New York, NY, Herbert S Washer, James B Weidner, James D Miller, Ignatius Grande, Clifford Chance et al, New York, NY, John Wolcott Zeiger, Zeiger & Carpenter, Columbus, OH, for Merrill, Lynch & Co, Inc, defendant.

Charles A Gall, Jenkens & Gilchrist, Dallas, TX, Charles G King, III, (See above), Richard Warren Mithoff, Jr, Mithoff and Jacks, Houston, TX, John D Roesser, David J Woll, Thomas C Rice, Jonathan K Youngwood, Bruce D Angiolillo, Christopher M Caparelli, Jill M O'Toole, George S Wang, William M Tong, Nihara K Choudhri, Pieter H B Van Tol, Simpson Thacher et al, New York, NY, Keith Carter Hannigan, Jenkins & Gilchrist, Chicago, IL, Mark Kingsley Merkle, Jr, Porter Wright et al, Columbus, OH, for J P Morgan Chase & Co, defendant.

Ronald Earl Cook, Cook & Roach LLP, Houston, TX, James F Moyle, James N Benedict, Two Hundred Park Ave, Mark A Kirsch, Clifford Chance U.S. LLP, New York, NY, for Alliance Capital Management LP, defendant.

Kelly M Klaus, Ronald L Olson, Dennis C Brown, John W Spiegel, Kevin S Allred, Kristin L Myles, Munger, Tolles, & Olson, LLP, San Francisco, CA, for Kirkland & Ellis, defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Lawrence Greg Whalley, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Donald Dreyfus, defendant.

Russell" Rusty" Hardin, Jr, (See above), for James Friedlieb, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Gregory W Hale, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Benjamin S Neuhausen, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Richard R Petersen, defendant.

Russell" Rusty" Hardin, Jr, (See above), for Danny D Rudloff, defendant.

Russell" Rusty" Hardin, Jr, (See above), for John F Sorrells, defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Elizabeth T Parker, Pepper Hamilton LLP, Philadelphia, PA, Stephen J Crimmins, Pepper Hamilton LLP, Washington, DC, for Kevin P Hannon, defendant.

Robert C Micheletto, Jones Day et al, Chicago, IL, David L Carden, Jones Day et al, New York, NY, Brian A Troyer, Jones Day et al, Cleveland, OH, David Elliott Miller, Hugh R Whiting, Jones Day et al, Houston, TX, Fordham Eric Huffman, Jones Day et al, Columbus, OH, for Lehman Brothers Holdings Inc, defendant.

William Edward Matthews, Gardere Wynne et al, Houston, TX, for Philip Randall, defendant.

William Edward Matthews, Gardere Wynne et al, Houston, TX, for Roman McAlindon, defendant.

Harvey G Brown, Jr, Orgain Bell et al, Houston, TX, for Andersen--United Kingdom, defendant.

Harvey G Brown, Jr, Orgain Bell et al, Houston, TX, for Andersen-- Brazil, defendant.

Matthew D Shaffer, Schechter McElwee et al, Houston, TX, Michael G Davies, Hoguet Newman et al, New York, NY, for Arthur Anderson & Co., India, defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Richard A Causey, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for J Clifford Baxter, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Mark A Frevert, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Stanley C Horton, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Kenneth D Rice, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Richard B Buy, consolidated defendant.

Charles G King, III, (See above), James P Pennington, King & Pennington LLP, Houston, TX, Paul Vizcarrondo, Jr, Jonathan E Pickhardt, Wachtell Lipton et al, New York, NY, Max Gitter, Cleary Gottlieb et al, New York, NY, for Goldman Sachs & Co, consolidated defendant.

Charles G King, III, Gregory A Markel, (See above), James P Pennington, King & Pennington LLP, Houston, TX, Paul Vizcarrondo, Jr, Jonathan E Pickhardt, Wachtell Lipton et al, New York, NY, for Banc of America Securities LLC, consolidated defendant.

Charles G King, III, Mark F Pomerantz, Jacalyn D Scott, James P Pennington, King & Pennington LLP, Houston, TX, Paul Vizcarrondo, Jr, Jonathan E Pickhardt, Wachtell Lipton et al, New York, NY, Richard A Rosen, Claudia Hammerman, Robyn F Tarnofsky, Jonathan Hurwitz, Michael E Gertzman, Brad S Karp, (See above), for Salomon Smith Barney Inc, consolidated defendant.

Robin C Gibbs, (See above), for Robert A Belfer, consolidated defendant.

Robin C Gibbs, (See above), for Norman P Blake, Jr, consolidated defendant.

Robin C Gibbs, (See above), for Ronnie C Chan, consolidated defendant.

Robin C Gibbs, (See above), for John H Duncan, consolidated defendant.

Robin C Gibbs, (See above), for Wendy L Gramm, consolidated defendant.

Robin C Gibbs, (See above), for Robert K Jaedicke, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Murray J Fogler, McDade Fogler et al, Houston, TX, Roger E Zuckerman, Steven M Salky, Deborah J Jeffrey, Amy M McNamer, Norman L Eisen, Zuckerman Spaeder LLP, Washington, DC, for Lou L Pai, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Robin C Gibbs, (See above), for Charles A Lemaistre, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Robin C Gibbs, (See above), for Joe H Foy, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Barnes H Ellis, David H Angeli, for Joseph M Hirko, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Amy Joseph Pedersen, William F Martson, Zachary W L Wright, Tonkon Torp LLP, Portland, OR, for Ken L Harrison, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Mark E Koenig, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Steven J Kean, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Edward John O'Neill, Jr, Jason Carrington Norwood, Clements O'Neill et al, Houston, TX, for Joseph W Sutton, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for J Mark Metts, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX,

for Cindy K Olson, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Jeffrey McMahon, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, for Michael S McConnell, consolidated defendant.

Jack C Nickens, Nickens Keeton et al, Houston, TX, Jennifer Piskun, John J McKetta, III, Graves Dougherty et al, Austin, TX, for Rebecca P Mark-Jusbasche, consolidated defendant.

Robin C Gibbs, (See above), for Bruce G Wilson, consolidated defendant.

Robin C Gibbs, (See above), for John Mendelson, consolidated defendant.

Robin C Gibbs, (See above), Mark J Rochon, Emmett B Lewis, Miller & Chevalier Chartered, Washington, DC, for Paulo V Ferraz Pereira, consolidated defendant.

Robin C Gibbs, (See above), for Frank Savage, consolidated defendant.

Robin C Gibbs, (See above), for Herbert S Winokur, Jr, consolidated defendant.

Robin C Gibbs, (See above), for Jerome J Meyer, consolidated defendant.

H Bruce Golden, Golden & Owens LLP, Houston, TX, for John A Urquhart, consolidated defendant.

Robin C Gibbs, (See above), for Charles E Walker, consolidated defendant.

William Edward Matthews, Gardere Wynne et al, Houston, TX, for Andersen Worldwide SC, consolidated defendant.

George W Billy Shepherd, III, (See above), Dennis H Tracey, Brad M Johnston, David Wertheimer, Hogan & Hartson LLP, New York, NY, for Debra A Cash, consolidated defendant.

Clayton C Cannon, (See above), Amelia Rudolph, Sutherland Asbill et al, Atlanta, GA, for Roger D Willard, consolidated defendant.

George W Billy Shepherd, III, (See above), Kathryn Schaefer Zecca, Gary A Orseck, Robbins Russell Englert Orseck & Untereiner, LLP, Washington, DC, Lawrence S Robbins, Robbins Russell et al, Washington, DC, for Michael M Lowther, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Gary B Goolsby, consolidated defendant.

Billy Jack Shepherd, Cruse Scott et al, Houston, TX, Peter Fleming, Jr, Curtis Mallet-Prevost et al, New York, NY, Theresa Ann Foudy, Benard V Preziosi, Eliot Lauer, (See above), Michael J Moscato, Curtis Mallet-Prevost et al, New York, NY, for Michael C Odom, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Michael D Jones, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Steve M Samek, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for William Swanson, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Michael Bennett, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Greg Jonas, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), David E Ross, Mark C Hansen, Kellogg Huber et al, Washington, DC, for Nancy A Temple, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Dorsey L Baskin, Jr, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for C E Andrews, consolidated defendant.

Russell" Rusty" Hardin, Jr, (See above), for Joseph F Bernadino, consolidated defendant.

Robin C Gibbs, (See above), for Charles A Lemaister, consolidated defendant.

Robin C Gibbs, (See above), for John Wakeham, consolidated defendant.

Tom P Allen, McDaniel & Allen, Houston, TX, Henry F Schuelke, III, Janice Schuelke et al, Washington, DC, for Ben Glisan, consolidated defendant.

Robert Hayden Burns, Burns Wooley et al, Houston,

TX, for Kristina Mordaunt, consolidated defendant.

J Clifford Gunter, III, Bracewell & Patterson, Houston, TX, Abigail K Sullivan, Bracewell & Patterson LLP, Houston, TX, for James V Derrick, Jr, consolidated defendant.

Damon Michael Young, Young Pickett et al, Texarkana, TX, for William E Davis, consolidated defendant.

Robin C Gibbs, (See above), for Charles A Lemaistre, consolidated defendant.

Walter J Cicack, Adams & Reese, Houston, TX, for Eott Energy Partners LP, consolidated defendant.

Walter J Cicack, Adams & Reese, Houston, TX, Kenneth S Marks, (See above), for Eott Energy Corp, consolidated defendant.

Paul D Clote Attorney at Law, Houston, TX, for Dana R Gibbs, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Mary Ellen Coombe, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for David R Hultsman, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Lori L Maddox, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Peggy B Menchaca, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Molly M Sample, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Susan C Ralph, consolidated defendant.

Paul D Clote, Attorney at Law, Houston, TX, for Daniel P Whitty, consolidated defendant.

Charles A Gall, Jenkens & Gilchrist, Dallas, TX, Richard Warren Mithoff, Jr, Mithoff and Jacks, Houston, TX, Thomas C Rice, Simpson Thacher & Bartlett, New York, NY, for J P Morgan Securities Inc, consolidated defendant.

Tonya A Jacobs, Baker & Hostetler, Houston, TX, for ABN Amro Incorporated, consolidated defendant.

Tonya A Jacobs, Baker & Hostetler, Houston, TX, for ABN Amro Securities (USA) Inc, consolidated defendant.

Tonya A Jacobs, Baker & Hostetler, Houston, TX, for ABN Amro Bank N V, consolidated defendant.

Rodney Acker, Jenkens & Gilchrist, Dallas, TX, for UBS Warburg LLC, consolidated defendant.

Rodney Acker, Jenkens & Gilchrist, Dallas, TX, for UBS Painewebber Inc, consolidated defendant.

William S Lerach, Milberg Weiss et al, San Diego, CA, Thomas E Bilek, Hoeffner Bilek & Eidman, Houston, TX, Steven G Schulman, Milberg Weiss Bershad Hynes and Lerach, New York, NY, for the Office of the New York State Comptroller, movant.

R Paul Yetter, Yetter and Warden, Houston, TX, Michael J Pucillo, Burt & Pucillo, West Palm Beach, FL, Glen DeValerio, Jeffrey C Block, Berman DeValerio et al, Boston, MA, Vincent R Cappucci, Entwistle & Cappucci, New York, NY, James M Finberg, Richard M Heimann, Melanie M Piech, Lieff Cabraser et al, San Francisco, CA, Stephen Lowey, Lowey Dannenberg et al, White Plains, NY, Wendy Hope Zoberman, Berman DeValerio et al, West Palm Beach, FL, Johnston de Forest Whitman, Jr, Andrew J Entwistle, Entwistle & Cappucci LLP, New York, NY, Neil L Selinger, Lowey Dannenberg et al, White Plains, NY, for Florida State Board of Administration, movant.

Roger B Greenberg, Schwartz Junell et al, Houston, TX, for New York State Teachers' Retirement System, movant.

Bonnee Linden, Dr, Hewlett, NY, for Bonnee Linden, Dr, movant.

Don R Sampen, Illinois Ass't Atty Gen, Chicago, IL, for State of Illinois, and State Agencies (pension funds), movant.

John K Villa, Mary G Clark, George A Borden, (See above), for Ronald T Astin, movant.

John K Villa, Mary G Clark, George A Borden, (See above), for Joseph Dilg, movant.

John K Villa, Mary G Clark, George A Borden, (See above), for Michael P Finch, movant.

John K Villa, Mary G Clark, George A Borden, (See above), for Max Hendrick, III, movant.

Mark D Starr, Fredrick F Neid, Don Stenberg, Ass't Atty Gen, Lincoln, NE, L Steven Grasz, Deputy Atty Gen, Lincoln, NE, for Nebraska Investment Council, movant.

Mark D Starr, Fredrick F Neid, Don Stenberg, Ass't Atty Gen, Lincoln, NE, L Steven Grasz, Deputy Atty Gen, Lincoln, NE, for Nebraska Public Employees Retirement Systems, movant.

Daniel J Doyle, Office of Atty Gen, Litigation Section, Strawberry Square, Harrisburg, PA, Thomas J Blessington, Office of Atty Gen, Bureau of Consumer Protection, Philadelphia, PA, for Commonwealth of Pennsylvania, Employees Retirement System, movant.

Daniel J Doyle, Office of Atty Gen, Litigation Section, Strawberry Square, Harrisburg, PA, Thomas J Blessington, Office of Atty Gen, Bureau of Consumer Protection, Philadelphia, PA, for Commonwealth of Pennsylvania, Public School Employees' Retirement System., movant.

Eric J R Nichols, (See above), for LJM Cayman LP, movant.

Eric J R Nichols, (See above), for Chewco Investments LP, movant.

G William Scott, Timothy Hauser, Robin Springberg Parry, U.S. Dept of Labor, Office of the Solicitor, Washington, DC, Michael Schloss, U.S. Dept of Labor, Plan Benefits Security Div, Washington, DC, for Elaine Chao, movant.

Damon Michael Young, Young Pickett et al, Texarkana, TX, for Fortis Investment Management Group, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Arkansas, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of California, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Connecticut, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Georgia, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Illinois, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Louisiana, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Massachusetts, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Montana, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Nebraska, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of New Jersey, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of New Mexico, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of New York, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Ohio, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Oregon, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Pennsylvania, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Tennessee, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Washington, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of West Virginia, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Wisconsin, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Texas, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, Brian D Salwowski, Deputy Atty Gen, Indianapolis, IN, for the State of Indiana, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Kentucky, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Louisiana, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Maryland, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Michigan, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Nevada, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for the State of Oklahoma, movant.

Jeffrey S Boyd, Deputy Atty Gen for Litigation, Austin, TX, for Commonwealth of Puerto Rico, movant.

Linda L Addison, Fulbright and Jaworski, Houston, TX, for Northern Trust Company, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for Dow Jones & Company Inc, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for New York Times Company, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for Washington Post, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for USA Today, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for Houston Chronicle, movant.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for the Reporters' Committee for Freedom of the Press, movant.

James L Petersen, Ice Miller, Indianapolis, IN, Indiana Public Employees' Retirement Fund, movant.

Mike McKool, Jr, McKool Smith, Dallas, TX, George David Gordon, Baggett Gordon & Deison, Conroe, TX, Brian D Hail, Milbank Tweed et al, New York, NY, Official Committee of Unsecured Creditors of Enron Corp, movant.

Joseph A Grundfest, Stanford Law School, Stanford, CA, State of Wisconsin Investment Board, amicus.

Stephen Webster, Sec, Legal Counsel, Fort Worth, TX, Securities and Exchange Commission, amicus.

Carolyn S Schwartz, New York, NY, trustee, pro se.

David H Donaldson, Jr, George & Donaldson, Austin, TX, for ABC Inc, movant.

MEMORANDUM AND ORDER OF PARTIAL DISMISSAL OF CLAIMS AGAINST INDIVIDUAL ANDERSEN DEFENDANTS

HARMON, J.

*1 The above referenced putative class action, brought on behalf of purchasers of Enron Corporation's publicly traded equity and debt securities during a proposed federal Class Period from October 19, 1998 through November 27, 2001, alleges securities violations (1) under Sections 11 and 15 of the Securities Act of 1933 ("1933 Act"), 15 U.S.C. § § 77k and 77o; (2) under Sections 10(b), 20(a), and 20A of the Securities Exchange Act of 1934 ("Exchange Act" or "the 1934 Act"), 15 U.S.C. § § 78j(b), 78t(a), and 78t-1, and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission ("SEC"), 17 C.F.R. § 240.10b-5; and (3) under the Texas Securities Act, Texas Rev. Civ. Stat. Ann. art. 581-33 (Vernon's 1964 & 2002 Supp.).

Pending before the Court *inter alia* are motions to dismiss pursuant to Rules 8, 9(b), and 12(b)(6) of the Federal Rules of Civil Procedure, section 21D(b)(3) of the Exchange Act, as amended, the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), codified at 15 U.S.C. § 78u-4(b)(3)(A), and *Central Bank of Denver v. First Interstate Bank of Denver,* 511 U.S. 164, 114 S.Ct. 1439, 128 L.Ed.2d 119 (1994), filed by the Individual Andersen Defendants (Thomas H. Bauer, Michael L. Bennett, Joseph F. Berardino, Deborah A. Cash, Donald Dreyfuss, James A. Friedlieb, D. Stephan Goddard, Jr., Gary B. Goolsby, Gregory W. Hale, Michael D. Jones, [FN1] Michael M. Lowther, Benjamin S. Neuhausen, Richard R. Petersen, John E. Stewart, William E. Swanson, Nancy Temple, and Roger D. Willard) [FN2](instrument # 652) and, by separate instrument, Arthur Andersen Audit Practice Director Michael Odom (# 684).

FN1. By footnote Michael Jones alone moves to dismiss for defective service of process via mail in contravention of Article 10(a) of the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil or Commercial Matters, Nov. 15, 1965, 20 U.S.T. 361, 362,

Art. I, reprinted in 28 U.S.C.A. Fed.R.Civ.P. 4 (West 1992). *See Postal v. Princess Cruises, Inc.,* 163 F.R.D. 497, 499 (N.D.Tex.1995). Because the issue was not briefed by Jones and because Lead Plaintiff's response, also in a footnote, states that Lead Plaintiff is currently attempting to serve Jones through the Procedures of the Hague Convention, the Court presumes that any defect in service has been cured. If Jones still challenges the propriety of service, he should do so by separate motion and citation to supporting legal authority.

FN2. Danny D. Rudloff and John F. Sorrells, who were originally named as movants, were voluntarily dismissed by Lead Plaintiff. The Court therefore does not address the allegations against them.

The Court incorporates herein the "Applicable Law" and "Lead Plaintiff's Allegations" [FN3] sections of its recent memorandum and order dealing with motions to dismiss filed by the secondary actors in this litigation (# 1194) and supplements the applicable law with a focus on the claims against the Individual Andersen Defendants.

FN3. Although many parts of # 1194 are relevant, pages 230-57 of the slip opinion of that memorandum and order summarize the allegations against Arthur Andersen and its partners. The memorandum and order is now available on Westlaw: *In re Enron Corp. Securities, Derivative & ERISA Litigation,* No. H-01-3624, 2002 WL 31854963 (S.D.Tex. Dec. 20, 2002).

The Individual Andersen Defendants, all partners of Enron's outside auditor, [FN4] are sued under § 10(b) and § 20(a), of the Securities and Exchange Act of 1934, 15 U.S.C. § § 78j(b) and 78t(a) respectively, and Rule 10b-5, 17 C.F.R. 240.10b-5.

FN4. The complaint at 96-100 identifies the Individual Andersen Defendants during the Class Period as follows: Joseph F. Berardino was Chief Executive Officer and managing director of Andersen Worldwide S.C. and a partner in both Andersen Worldwide S.C. and Arthur Andersen LLP (U.S.); Thomas H. Bauer was an Andersen partner on the Enron engagement, oversaw commodity trading at Enron, and worked exclusively on Enron matters; David Duncan, who is not a Movant here, was the head Andersen partner on the Enron engagement, was a partner in both Andersen Worldwide and Arthur Andersen LLP, and served on the Chairman's Advisory Counsel, an elite group of twenty-one worldwide partners; Deborah Cash was head of the energy unit in the Houston office and part of the Enron audit and consulting engagements; Donald Dreyfuss was a partner at Andersen Worldwide's headquarters in Chicago; James A. Friedlieb was a partner in Andersen Worldwide's Chicago headquarters and a partner in Andersen Worldwide and Arthur Andersen LLP; David Stephen Goddard, Jr. was managing partner for the Houston office since 1997, head of Arthur Andersen's Audit & Business Advisory and Energy practice for the Houston office, a significant participant in the Enron audit and consulting engagements, the managing partner for the Gulf Coast Market Circle, and a partner in both Andersen Worldwide and Arthur Andersen LLP; Gary B. Goolsby was in charge of Global Risk Management and was Consulting Practice Director of the Houston office and an essential member of the Enron audit and consulting engagements; Michael M. Lowther was Arthur Andersen's concurring partner on the Enron audit since 1997 and a partner in both Andersen Worldwide and Arthur Andersen LLP; Benjamin S. Neuhausen was a partner in the Chicago Business Unit Management office and an essential member of the Enron audit and consulting engagements; Michael C. Odom was Audit Practice Director for the Gulf Coast Market Circle and a major participant in the Enron audit and consulting engagements, as well as a partner in both Andersen Worldwide and Arthur Andersen LLP; Richard R. Petersen was a partner in Andersen's Professional Service Group ("PSG," Arthur Andersen's oversight committee); John E. Stewart was a partner and a top audit specialist at the Andersen Chicago headquarters; Michael L. Bennett was a partner in the Houston office and a central participant in the Enron audit and consulting engagements; William E. Swanson was the Audit Division Head for the Gulf Coast Market Circle and a partner in both Andersen Worldwide and Arthur Andersen LLP; Roger D. Willard was a partner involved in the Enron engagement and a member of the Audit and Business Advisory practice in Houston, as well as an essential member of the Enron audit and consulting engagements; Michael D. Jones was a partner in the Houston office who was transferred to London in mid 2001; Gregory W. Hale was a partner based in the Houston office and a significant member of the Enron audit and consulting engagements; and Nancy Temple was an in-house lawyer based in the Andersen Worldwide Chicago headquarters.

SUMMARY OF INDIVIDUAL ANDERSEN DEFENDANTS' ARGUMENTS

Individual Andersen Defendants insist that the allegations against them are sparse, conclusory, and inadequate to state a claim against them under § 10(b) of the 1934 Act and Rule 10b-5. They point out that Gregory W. Hale is mentioned in the complaint only once and is merely identified as a partner of Andersen based in the Houston office and "an integral part of the Enron audit and consulting engagements." Consolidated Complaint (# 441) at p. 99, ¶ 93(r). They argue that the same general, boilerplate allegation plus one additional assertion is made against four other partners: (1) Roger D. Willard is charged with holding "a meeting with his managers and staff to ensure 'compliance' with Andersen's document retention policy," in late October 2001, *id.* at ¶ 966; and (2) Michael L. Bennett, D. Steven Goddard, Jr., and Gary B. Goolsby were participants in the February 5, 2001 teleconference meeting where Arthur Andersen management purportedly discussed the risks of continuing to audit Enron. [FN5] Defendants represent that the complaint also vaguely mentions that William E. Swanson and Michael Odom knew that Sherron Watkins had made allegations of improper accounting against Enron in late summer and early fall of 2001. *Id* . at ¶ 933. The complaint additionally states generally that Odom and Michael M. Lowther were consulted about structuring transactions for Enron and knew that Arthur Andersen auditor Carl Bass had criticized some of the Enron accounting decisions. *Id.* at 952. Lead Plaintiff also vaguely claims that Michael D. Jones was involved in the document destruction beginning October 2001. *Id.* at ¶ 93(g).

FN5. Defendants also emphasize that Lead Plaintiff does not allege that any Plaintiff knew of this October 2001 meeting, or relied upon anything that happened during it or suffered damages in connection with it.

*2 Moreover, Defendants complain, the complaint merely alleges that Joseph F. Berardino was aware of Carl Bass' disapproval of Arthur Andersen's Enron accounting and also participated in the approval of some off-balance-sheet transactions, with no specific facts as to where, how, when or what role or authority he had with respect to them. *Id.* at ¶ ¶ 93(a), 966.

Debra Cash is also summarily referenced as being involved in approval of such transactions and having knowledge of Bass' and Watkins' criticisms. *Id.* at ¶ ¶ 929, 933, 950.

The complaint, again without particular factual allegations, asserts that Benjamin S. Neuhausen, Richard R. Petersen, and John E. Stewart approved of continued use of mark-to-market accounting and some transaction structures and that the three were also aware of Bass' fault-finding with the Enron accounting. *Id.* at ¶ ¶ 93(j), (l), (m), 929, 940, 950. With the same lack of specificity the complaint also contends that Thomas Bauer was purportedly privy to Bass' disapproval of Enron accounting, involved in structuring the challenged transactions, and a participant in the alleged document destruction. *Id.* at ¶ ¶ 929, 932, 940, 950, 952(c).

Also conclusorily charged with involvement in the document destruction were James A. Friedlieb, Donald Dreyfuss, and Nancy Temple. *Id.* at ¶ ¶ 68, 93(e)- (f), 95, 964, 966. Lead Plaintiff additionally alleges, "On 10/16/01, after a meeting with high level partners in Chicago, including Friedlieb and Dreyfuss, Arthur Andersen attorney Nancy Temple sent an e-mail message to the Enron team suggesting changes to memoranda ... to 'add back' Carl Bass's previously omitted criticisms to earlier memos...." *Id* . at ¶ 966. Finally Berardino is summarily charged with "review[ing] and approv[ing] Andersen's destruction policy," a statement insufficient to plead scienter. *Id.* at ¶ ¶ 93(a), 966. Defendants emphasize that there are no specific details provided as to what Friedlieb or Dreyfuss said, did or knew with respect to the partner meeting nor any connection between that meeting and any events occurring after it.

Furthermore, Defendants object, Lead Plaintiff relies on Bauer's deposition to claim that Bauer has admitted destroying documents, but does not address Bauer's testimony therein that he routinely followed the firm's document retention policy and was not told to stop until November 9, 2001, when his counsel so instructed him. At the deposition Bauer also stated that the destroyed documents did not relate to any of the issues raised in the complaint and were only preliminary drafts of work product, for which final versions had been preserved. Similarly, although Lead Plaintiff claims that Odom also followed the document retention policy, the complaint never alleges that Odom thought doing so was improper.

Defendants additionally maintain that any claim based on the alleged document destruction is not actionable because there is no causal connection between it and any claim that Enron stock was inflated as a result of misrepresentations in Andersen's audit opinions, the last of which was incorporated into a registration statement issued on July 25, 2001, three months before the destruction purportedly commenced. Thus no plaintiff could have relied on the document destruction allegations or been damaged thereby in connection with his purchase of Enron securities. Even Temple's alleged e-mail message in October 2001 occurred months after the July 25, 2001 alleged misrepresentation.

*3 Moreover, Individual Andersen Defendants challenge Lead Plaintiff's attempt to allege scienter by asserting that some Defendants were aware of Carl Bass' criticism of some aspects of the Enron accounting because Bass disagreed with other Arthur Andersen auditors about appropriate treatments under GAAS and GAAP. They insist that GAAS and GAAP are not a fixed set of calculations that allow for only one possible accounting treatment of a transaction, but that they offer a range of acceptable procedures. [FN6]

FN6. *See, e.g.,* Thor Tool Co. v. Commissioner of Internal Revenue, 439 U.S. 522, 544, 99 S.Ct. 773, 58 L.Ed.2d 785 (1979); *Godchaux v. Conveying Techniques, Inc.*, 846 F.2d 306, 315 (5th Cir.1988); *In re IKON Office Solutions, Inc.*, 277 F.3d 658, 675 n. 22 (3d Cir.2002). In *Lovelace v. Software Spectrum, Inc.*, 78 F.3d 1015, 1021 (5th Cir.1996), the Fifth Circuit noted,

[A] difference in judgment about generally accepted accounting principles does not establish conscious behavior on the part of Defendants. The term generally accepted accounting principles, as we have often noted, is a term of art encompassing a wide range of acceptable procedures, such that an ethical, reasonably diligent accountant may choose to apply to any of a variety of acceptable procedures when that accountant prepares a financial statement.

Defendants maintain that "debate among accountants about the proper application of GAAP to particular transactions is a sign of diligence, not of fraud" and that GAAS, AU § 230.07, requires an auditor "to exercise professional skepticism." # 651 at 16 n. 9.

This Court has previously concluded in light of the totality of circumstances alleged by Lead Plaintiff that the complaint's specific assertions of noncompliance with multiple accounting principles in numerous transactions along with allegations giving rise to a strong inference of scienter are sufficient to state a claim against Arthur Andersen under § 10(b).

Similarly, although Lead Plaintiff alleges that "PSG partners Stewart, Petersen and Neuhausen continued to approve Enron's use of mark-to-market accounting as Enron became more egregious in revenue recognition," Defendants object that Lead Plaintiff does not allege that such accounting is inherently fraudulent. Moreover, insist the Andersen Defendants, GAAP requires application of mark-to-market accounting for contracts involving energy trading and risk management. *See* EITF 98-10: Accounting for Contracts Involved in Energy Trading and Risk Management Activities, Nov. 18-19, 1998, Tab 57 to the Master Appendix (multi-volume, # 1199), dated May 8, 2002, filed in connection with Certain Defendants Joint Brief Relating to Enron Disclosures. [FN7] In addition, Defendants emphasize that Lead Plaintiff has not identified the transactions for which Stewart, Petersen, and Neuhausen approved the mark-to-market accounting, or what they knew that alerted them to find that the accounting was fraudulent or when they knew that it was.

FN7. Defendants' joint Master Appendix and Master SEC Appendix were originally incorrectly docketed as exhibits to a single motion. That error has been corrected and they have been renumbered as # 1199 and 1200 respectively, but the date of filing, May 8, 2002, remains the same. In case there should be any confusion, the Court would point out that the instruments on the docket sheet are listed in order of date of filing, not in order of instrument number.

Regarding the February 5, 2001 teleconference meeting, Defendants charge that Lead Plaintiff is "attempt[ing] to twist Andersen's diligence in evaluating the risk of retaining Enron as a client into an indication of fraud. Risk assessment is part of an annual consideration regarding whether the firm should retain a client." # 651 at 19-20.

Moreover, Defendants maintain that in the summer of 2001, after Sherron Watkins challenged the "very issues that caused Enron's collapse" to Arthur Andersen's James Hecker. Hecker immediately informed other partners on the Enron engagement team and held an emergency meeting to discuss Watkins' concerns, as conceded by Lead Plaintiff. Furthermore, within three months Enron did announce that it would restate its prior financial statements. In addition, Individual Andersen Defendants emphasize that there are no allegations that any of them made any public statements about Enron's finances after becoming aware of Watkins' concerns. Nor does Watkins' August 2001 communication establish scienter as to any of the Individual Andersen Defendants during the Class Period.

The Andersen partners claim that there are only two allegations that reference any of them with respect to specific transactions and that even these fail to distinguish the roles of the Defendants named or to plead anything but conclusory allegations that the individuals were "heavily involved" or "deeply involved" in a transaction; moreover, Lead Plaintiff does not plead facts reflecting anything that the individual Defendants knew that might have made them think the accounting was improper:

> *4 Defendants David Duncan, Cash, Stewart and Neuhausen and others were heavily involved in the structuring of the entity, the decisions to allow Enron to improperly account for the LJM2 entity, and were aware of Bass's disagreement with the LJM2 accounting beginning in 00. (¶ 950)
>
> Andersen also made the decision to allow Enron to improperly avoid recording individual impairment charges for Raptor investments that had significantly and permanently declined in value. Andersen e-mails between Cash, David Duncan and Stewart throughout the Class Period reveal that defendants David Duncan, Cash, Lowther, Odom, Stewart and others were aware that Bass thought the Raptor accounting was improper. (¶ 952(c))

In sum, Individual Andersen Defendants object first that the complaint is "defective" because it fails to specify which claims are being brought against which Defendants, in violation of Fed.R.Civ.P. 8. Second, with respect to § 10(b) and Rule 10b-5, Defendants insist that Lead Plaintiff has not alleged that any Individual Andersen Defendant made a false statement, has not alleged that plaintiff investors relied on any false statement made by Individual Andersen Defendants, and has not pleaded facts raising a strong inference of scienter with respect to any of them. The only challenged misrepresentations are the financial statements of Enron audited by the Arthur Andersen firm or public statements made by the entity, and Lead Plaintiff's allegations about them are characterized by Defendants as "a gross form of the group published information doctrine--attributing all statements made by an entity to any individual associated with it," or guilt by association. Defendants' Reply Memorandum (# 927) at 2. Defendants additionally argue that Lead Plaintiff uses group pleading to assert that eight Individual Andersen Defendants participated in the February 5, 2001 meeting and discussed the risks of keeping Enron as a client, without specifying anyone's role or the particular statements made. Instead Lead Plaintiff makes merely a boilerplate allegation that "significant discussion ensued regarding the propriety of the very accounting issues that ultimately caused the collapse of Enron...." Complaint at ¶ 930. [FN8] Defendants challenge the "implicit premise" of the complaint that

> FN8. The group pleading doctrine, which is discussed in more detail *infra,* generally applies only to written documents such as prospectuses, registration statements, annual reports, or press releases. *See, e.g., Wool v. Tandem Computers, Inc.,* 818 F.2d 1433, 1439 (9th Cir.1987); *Blake v. Dierdorff,* 856 F.2d 1365, 1369 (9th Cir.1988). It clearly does not apply to oral statements by identified individuals because they are not "group published." *See, e.g., In re Gupta Corp. Sec. Litig.,* 900 F.Supp. 1217, 1240 (N.D.Cal.1994) (holding "that oral statements attributable to individual defendants are actionable, if at all, only against those defendants"); *Elliott Assocs., L.P. v. Covance, Inc.,* No. 00 Cov. 4115 SAS, Fed. Sec. L. Rep. (CCH) par. 91,269, 2000 WL 1752848, *12 (S.D.N.Y. Nov.28, 2000) ("To allow group pleading in the context of oral statements would unduly expand its ambit beyond that contemplated by the Second Circuit when it adopted the theory."); *In re SmarTalk Teleservices, Inc. Sec. Litig.,* 124 F.Supp.2d 527, 544 (S.D.Ohio 2000); *In re Securities Litig. BMC Software, Inc.,* 183 F.Supp. 860, 915 (S.D.Tex.2001). Here Lead Plaintiff has not

> identified the specific speakers or statements and appears to be trying to make an end-run around the pleading requirements imposed by Rule 9(b) and the PSLRA for a § 10(b) claim against the Individual Andersen Defendants.

if they state a claim against Andersen or Enron or some other entity or group, they have stated a claim against Individual Defendants. This is not the law. Having made the choice to sue *individuals,* it is plaintiffs' obligation to allege *every* element of *every* claim against *every* Individual Defendant. They have not done so.
Defendants' Reply Memorandum (# 927) at 4.

Moreover, if no individual Defendant made a statement, no one had a duty to correct one, insist the Individual Andersen Defendants. *Id.* at 10.

Furthermore, Defendants argue,

> Far from alleging a manipulative or deceptive act by each defendant in furtherance of a scheme, plaintiffs allege merely the status of the individuals as partners of Andersen, and offer general allegations regarding participation in Andersen's audits; allegations regarding attendance at internal meeting and discussions regarding Enron as a client; and allegations of disagreements among or knowledge of disagreements among certain partners concerning the application of generally accepted principles. The acts alleged are, for the most part, non-specific, random and isolated but, most importantly, they are not manipulative or deceptive.

*5 *Id.* at 8.

In their reply, Defendants complain that only in Lead Plaintiff's Opposition to their motions [FN9] does Lead Plaintiff assert for the first time that the Individual Andersen Defendants (none identified) "substantially participated" in drafting the false statements contained in Enron's interim financial reports and reviewed and edited Enron's press releases about quarterly results, none of which are identified. *Id.* at 9. [FN10] Defendants correctly point out that this Court has previously held that under § 10(b) scienter cannot be adequately pleaded merely through general allegations about a defendant's executive position, day-to-day responsibilities, access to information, or dependency of his compensation on continued business from Enron. They complain that Lead Plaintiff assumes "that the mere allegation of a general role in Enron audits, combined with a general allegation of accounting errors, is effective to plead scienter with respect to each of the Individual Andersen Defendants." *Id.* at 13.

> FN9. Defendants observe, "it is axiomatic that [a] Complaint cannot be amended by the briefs in opposition to a motion to dismiss." *In re Baker Hughes Sec. Litig.,* 136 F.Supp.2d 630, 646-47 (S.D.Tex.2001). Nevertheless, the Court notes that it may grant leave to a party to amend its pleadings where justice requires under Fed.R.Civ.P. 15(a).

> FN10. Defendants also complain that Lead Plaintiff's Opposition has modified the allegations in the complaint in a significant way. The complaint alleged that Nancy Temple instructed Andersen personnel to delete "from draft accounting memoranda" their conclusion that an imminent press release was false. An internal memorandum is not an actionable public statement. In its response in opposition, Lead Plaintiff omits the "draft accounting memoranda." Moreover, the complaint fails to identify to whom Nancy Temple spoke or to delineate the role of any individual Defendant that allegedly drafted the release. Lead Plaintiff also improperly cites the Andersen trial transcript, which Defendants argue is not within the scope of this Court's review. Lead Plaintiff, moreover, selectively quotes from that transcript and ignores portions that show that some of the individual Defendants disagreed with statements in the press release and that Enron was informed of that disagreement. *U.S. v. Arthur Andersen* Trial Transcript, 5/14/02 at 1793:24-1800:7 (Testimony of David Duncan).

Nor, Defendants maintain, has Lead Plaintiff adequately pleaded the degree or type of control required for "controlling person" liability under § 20(a) against any individual Andersen Defendant. [FN11] They contend that of all of them, the complaint expressly named only Berardino [FN12] as a controlling person and otherwise only conclusorily stated that "defendants violated § § 10(b) and/or 20(a) of the 1934 Act." Complaint at ¶ 995. Only in Lead Plaintiff's Opposition (# 840) does Lead Plaintiff attempt to clarify the uncertainty by asserting that all Individual Andersen Defendants are liable as controlling persons under § 20(a). Moreover, Lead Plaintiff fails to plead adequately that any of them was a controlling person because

Lead Plaintiff fails to plead an underlying primary violation by a controlled person and particularized facts, including the power to control or influence corporate policy directly or indirectly, regarding the controlling person's culpable participation in the fraud that he perpetuated. *SEC v. First Jersey Securities, Inc.*, 101 F.3d 1450, 1472 (2d Cir.1996). Instead the complaint merely asserts that Berardino was CEO and Managing Partner and "was involved in Andersen's firm-wide policy and procedures." Complaint at ¶ ¶ 93(a) and 97. Nor does Lead Plaintiff adequately allege that Berardino had the authority to control transaction(s) in dispute, i.e., the audits or issuance of audit reports. There are no allegations that any of the other Defendants had any general control over the firm or day-to-day control over identified audits.

FN11. Although Defendants argue that there can be no § 20(a) liability imposed against them because Lead Plaintiff has not pleaded an underlying claim of § 10(b) fraud against Arthur Andersen, in its previous memorandum and order the Court concluded that it has.

FN12. The complaint also expressly identifies as Arthur Andersen controlling persons under § 20(a) Defendants Philip A. Randall, Roman W. McAlindon, who are not involved in the motions being reviewed in this memorandum and order, and C.E. Andrews, against whom Lead Plaintiff has dismissed its claims (# 499 and 526).

SUPPLEMENTAL APPLICABLE LAW

Group Pleading Doctrine

Under the judicially created "group pleading" doctrine, a plaintiff may rely on the presumption that the higher executives of a corporation directly involved in its day-to-day management may be personally liable for material misrepresentations or omissions in public statements such as prospectuses, registration statements, annual reports, press releases or other group-published information, attributed to or issued by the corporation. *Wool v. Tandem Computers, Inc.*, 818 F.2d 1433, 1440 (9th Cir.1987) ("In cases of corporate fraud, where the false or misleading information is conveyed in prospectuses, registration statements, annual reports, press releases, or other 'group-published' information, it is reasonable to presume that these are the collective actions of the officers."); *Coates v. Heartland Wireless Communications, Inc.* ., 26 F.Supp.2d 910, 915-16 (N.D.Tex.1998); *In re Silicon Graphics, Inc. Sec. Litig.*, 970 F.Supp. 746, 759 (N.D.Cal.1997). In other words, under the group pleading theory a court may apply the presumption and "not consider the liability of each individual defendant, but may attribute all the statements to all the defendants as 'collective actions." ' *In re Cabletron Systems, Inc.* ., 311 F.3d 11, 40 (1st Cir.2002).

*6 William O. Fisher, in *Don't Call Me a Securities Law Groupie: The Rise and Possible Demise of the 'Group Pleading' Protocol in 10b-5 Cases*, 56 Bus. Law 991, 1032-33 (May 2001), identifies as the purpose of the doctrine "to permit plaintiffs to name at the outset of a case defendants whose precise roles plaintiffs will not know until discovery, but who, because of their positions, are so likely to be proper defendants that plaintiffs appropriately name them without pleading specific facts tying them to the fraud."

Prior to the passage of the PSLRA, the Ninth and the Second Circuits were the only federal appellate courts to apply the doctrine to corporate fraud cases; since then, the Tenth Circuit has adopted the Ninth Circuit's test in *Tandem*. [FN13]

FN13. The widely varying applications of the doctrine, which the Court will not discuss in detail here because the Court rejects post-PSLRA application of the group pleading doctrine, demonstrate the doctrine's lack of clear parameters and the uncertainty of or lack of uniformity in the outcome, as well as the ease with which the exception can swallow the general rule that a plaintiff alleging fraud must plead particular facts linking each defendant to the purported fraud. Realizing the need for restrictions on such a potentially catchall exception, courts have tried to substantially restrict the field of defendants beyond *Tandem'* s "narrowly defined group" with "direct involvement in the day-to-day affairs" of the corporation as well as in "its financial affairs in particular" with very different results. *Tandem*, 818 F.2d at 1440. There are divergent holdings as to whether secondary actors, e .g., outside professionals including lawyers and accountants, or outside directors, or corporate officers in general are excluded or under what circumstances they are not. For instance, the Ninth Circuit has held that the presumption may apply to members of the corporation's board of directors, but not to outside directors without a showing that the outside directors participated in the day-to-day corporate business or that they had a special relationship with the corporation, such as involvement in or preparation of communication of the group information at specified times, i.e., "operational involvement." *Blake v. Dierdorff,* 856 F.2d 1365, 1369 (9th Cir.1988); *In re GlenFed Inc. Sec. Litig.,* 60 F.3d 591, 593 (9th Cir.1995) (same); *Berry v. Valence Tech., Inc.,* 175 F.3d 699, 706 (9th Cir.1999) (same), *cert. denied,* 528 U.S. 1019, 120 S.Ct. 528, 145 L.Ed.2d 409 (1999).

The Second Circuit originally stated that "no specific connection between fraudulent representations in the Offering Memorandum and particular defendants is necessary where, as here, defendants are insiders or affiliates participating in the offer of the securities in question," but subsequently narrowed its test to require specific allegations showing that the defendants were not merely affiliates, but insiders or linked in an identified way to a purported misrepresentation or omission in the Offering Memorandum of a limited partnership. *See, e.g., Luce v. Edelstein,* 802 F.2d 49, 55 (2d Cir.1986); *DiVittorio v. Equidyne Extractive Industries, Inc.,* 822 F.2d 1242, 1248-49 (2d Cir.1987); *Ouaknine v. MacFarlane,* 897 F.2d 75, 80 (2d Cir.1990).

The passage of the PSLRA apparently has not affected application of the group pleading doctrine in the Ninth and Second Circuits. *See, e.g., In re Secure Computing Corp. Sec. Litig.,* 120 F. Supp .2d 810, 821 (N.D.Cal.2000); *In re Oxford Health Plans, Inc.,* 187 F.R.D. 133, 142 (S.D.N.Y.1999).

This Court has previously held that the group pleading did not survive the passage of the PSLRA because the doctrine appears contrary to the PSLRA's express pleading requirements and its intent. *See, e.g., In re Securities BMC Software, Inc.,* 183 F.Supp.2d 860, 902 n. 45 (S.D.Tex.2001). As further observed by William O. Fisher,

The rationale for the protocol is completely at odds with the discovery stay that the PSLRA imposes at the outset of a case while defendants test the factual allegations of a complaint with motions to dismiss. That stay is designed to stop "sue first and ask questions later" tactics. As the Ninth Circuit stated, Congress clearly intended that complaints in these securities actions should stand or fall based on the actual knowledge of the plaintiffs rather than information produced by the defendants after the action has been filed. [*Medhekar v. U.S. District Court for the N.D. of California,* 99 F.3d 325, 328 (9th Cir.1996).] The reasoning for the stay is unreservedly hostile to the notion of "group pleading," which is precisely that plaintiffs should be able to name defendants without having "actual knowledge" that those defendants made the statements that plaintiffs claim are wrong. [footnotes omitted]

56 Bus. Law at 1053. Moreover, the Court's current research demonstrates that nearly all of the district courts within the Fifth Circuit which have addressed the question have come to a similar conclusion. *See, e.g., Coates,* 26 F.Supp.2d at 916 ("The PSLRA codifies a ban against group pleading."); *Kunzweiler v. Zero.Net, Inc.,* No. CIV. A. 3:00-CV-2553-P, 2002 WL 1461732, * 13 n. 15 (N.D.Tex. July 3, 2002); *Barrie v. InterVoice-Brite, Inc.,* No. CIV. A. 301CV1071D, 2002 WL 1841631, *11-12 (N.D.Tex. Aug.8, 2002); *In re Netsolve, Inc. Sec. Litig.,* 185 F.Supp.2d 684, 698 (W.D.Tex.2001). Furthermore, this Court's recent review of growing case law has not persuaded it to change its decision. [FN14] Finally, not only has the Fifth Circuit not addressed the effect of the PSLRA on the doctrine, but this Court has been unable to find any instance in which it earlier adopted and/or applied the group pleading presumption. [FN15]

FN14. Since the passage of the PSLRA, only two appellate courts have addressed the question whether the group pleading doctrine survives. The First Circuit, noting the "great debate about the doctrine's continued existence," has recently observed that it previously "recognized a very limited version of the group pleading doctrine for securities fraud" in rejecting dismissal "where defendants signed [an] annual report and allegedly had access to contrary information." *Cabletron,* 311 F.3d at 40, *citing Serabian v. Amoskeag Bank Shares, Inc.,* 24 F.3d 357, 367-68 (1st Cir.1994). This Court would emphasize that *Serabian* is a pre-PSLRA case. Furthermore in *Cabletron,* the First Circuit expressed reticence about applying the presumption after the passage of the PSLRA; therefore the panel "set the issue aside without deciding it" because without relying on the group pleading doctrine, it was able to find that the complaint alleged a claim against all but one defendant. *Id.*

In 1997 the Tenth Circuit adopted the "group-published documents" exception to the rule that fraud must be pled with particularity. *Schwartz v. Celestial Seasonings, Inc.*, 124 F.3d 1246, 1254 (10th Cir.1997) (holding that "[i]dentifying the individual sources of statements is unnecessary when the fraud allegations arise from misstatements or omission in group-published documents such as annual reports, which presumably involve collective actions of corporate directors or officers.").

As noted, district courts within the Ninth and Second Circuits have continued to apply the doctrine.

FN15. If the group pleading doctrine were still applicable after the 1995 enactment of the Private Securities Litigation Reform Act ("PSLRA") (mandating that untrue statements or omissions be identified and the reason(s) why they are misleading be pleaded with particularity and that scienter must be pleaded through specific facts giving rise to a strong inference that the defendant acted with the required state of mind), a plaintiff would be relieved of the burden that he bears under the PSLRA or Rule 9(b) of identifying the speaker of a materially misleading statement and showing that he in particular made it with scienter. Nevertheless the plaintiff would still have to allege the circumstances in which the statement was made, explain the defendant's contribution or participation in some way to the making of such statement, and demonstrate the falsity of the material misrepresentation or omission with particularity.

*7 [1] The Court is aware that on the surface this Court's rejection of the group pleading doctrine and its adoption and application of the SEC's standard for pleading a primary violation of § 10(b) to entities whose employees created or were substantially involved in the formulation of a material misrepresentation for inclusion in a document intended for investor consumption, but that were not expressly identified at the time the document is issued, may appear to be inconsistent. Both involve the transfer of culpability from an individual to an entity or vice versa. Nevertheless the distinctions between the two are significant. The Court has applied the SEC standard to Lead Plaintiff's pleading that an entity-employer, such as a bank, Vinson & Elkins or Arthur Andersen, is liable for a firm-issued (i.e., group-issued) material misrepresentation. To reverse the transfer and impose liability for a primary violation under § 10(b) by the employer on an individual employee, however, the Court concludes that there must be a showing that the individual employee, himself, violated the securities statute(s) through substantial participation in the fraud. For the same reason it rejects the group pleading presumption that without proof of their individual culpability, executives are liable for group-published misrepresentations.

The difference between imposition of liability on a corporation or entity for what an employee has done, as opposed to imposition of liability on an individual for what was done in the corporation's name, conforms to established legal concepts. For instance, under traditional agency principles a master is strictly liable for the torts of his servants committed while the servants acted within the scope of their employment, [FN16] even though the master/employer is not at fault. [FN17] Restatement (Second) of Agency § 219 (1958). Thus, as an example, in Title VII and § 1981 cases, an employer may be vicariously liable for the discriminatory actions of its supervisory employees under agency principles. *See, e.g., Faragher v. City of Boca Raton,* 524 U.S. 775, 807, 118 S.Ct. 2275, 141 L.Ed.2d 662 (1998); *Grant v. Lone Star Co.,* 21 F.3d 649, 652 (5th Cir.), *cert. denied,* 513 U.S. 1015, 115 S.Ct. 574, 130 L.Ed.2d 491 (1994); *Flanagan v. Aaron E. Henry Comm. Health Services Center,* 876 F.2d 1231, 1235 (5th Cir.1989).

FN16. "Within the scope of employment" means that the act committed by the servant was "of the same general nature as that authorized." Note 5 of Restatement (Second) of Agency § 219(1). Whether the act was within the scope of an individual's employment depends on such factors as the time, place and purpose of the act, the similarity of the act to others that the servant is authorized to perform, whether the act is generally performed by servants, the degree the servant departed from usual methods, and whether the master might reasonably expect the servant to to perform the act. *Arguello v. Conoco, Inc.,* 207 F.3d 803, 810 (5th Cir.2000), *citing Domar Ocean Transportation Ltd. v. Independent Refining Company,* 783 F.2d 1185, 1190 (5th Cir.1986) (*in turn citing* Prosser and Keeton,

> *The Law of Torts* at 502 (5th ed.1984) and Restatement (Second) of Agency § 228)), *cert. denied sub nom.* *Escobedo v. Conoco, Inc.*, 531 U.S. 874, 121 S.Ct. 177, 148 L.Ed.2d 121 (2000).

> FN17. As comment k to Restatement (Second) of Agency § 219 explains,
> The conception of the master's liability to third persons appears to be an outgrowth of the idea that within the time of the service, the master can exercise control over the physical activities of the servant. From this, the idea of responsibility for the harm done by the servant's activities followed naturally. The assumption of control is a usual basis for imposing tort liability when the thing controlled causes harm. It is true that normally one in control of tangible things is not liable without fault. But in the law of master and servant the use of the fiction that "the act of the servant is the act of the master" has made it seem fair to subject the non-faulty employer to liability for the negligence and other faulty conduct of his servants. It is probably true that before the nineteenth century the master was not normally responsible for the uncommanded acts of the servants, at least for those which did not enure to the master's benefit. However, with the growth of large enterprises, it became increasingly apparent that it would be unjust to permit an employer to gain from the intelligent cooperation of others without being responsible for the mistakes, errors of judgment and the frailties of those working under his direction and for his benefit.

Furthermore, "[c]orporations, by their very nature cannot function without human agents. As a general rule, the actions of a corporate agent on behalf of the corporation are deemed the corporation's acts." *See, e.g.*, *Holloway v. Skinner*, 898 S.W.2d 793, 795 (Tex.1995); *cited by* *Probst v. Ryder Truck Rental, Inc.*, No. CIV. A3:97-CV-2521-P, 1999 WL 184127, *9 (N.D.Tex.1999). *See also* *Stop & Shop Companies, Inc. v. Federal Ins. Co.*, 136 F.3d 71, 74 (1st Cir.1998) ("[W]hile a corporation does have a noncorporeal and independent existence, it can conduct its affairs only through its officers and employees."). The same is true of partnerships. *See, e.g.*, *Thomas v. Ross & Hardies*, 9 F.Supp.2d 547, 556 (D.Md.1998) (Under basic agency law, the general rule is that a partner is an agent for the partnership and the partnership is liable for the wrongful act of its partners committed in the ordinary course of the business of the partnership, even if the agent's fraudulent act is committed solely for the benefit of the agent) (citing 59A Am.Jur.2d Partnership § 650 (1987). "With fraud claims it is especially appropriate to hold a partnership liable when it benefitted from the fraudulent acts of its partners." *Id., citing* 59A Am.Jur.2d Partnership § 670.

*8 Nevertheless the reverse is not true; there is no rule of law [FN18] that a nonculpable employee or agent can be held personally and vicariously liable for the acts of its master/employer/principal or for the acts of other employees. *See, e.g.*, *Rhyce v. Martin*, 173 F.Supp.2d 521, 537 (E.D.La.2001). Without requiring the pleading of a specific factual basis demonstrating an individual's personal participation in tortious conduct, application of the group pleading doctrine might well result in a presumption that an innocent and unknowing officer of a corporation or firm is liable for group-published information created by another, which offends the pleading requirements under the PSLRA and Rule 9(b).

> FN18. The Court notes that the group pleading doctrine is a pleading rule and not a substantive rule of law.

Controlling Person Liability Under § 20(a) of the 1934 Act

A. Evidentiary Burden

The Court first observes that it has previously found that Lead Plaintiff has satisfied pleading requirements and stated a primary violation claim against Arthur Andersen under § 10(b), an essential predicate for derivative, controlling person liability under § 20(a). Thus the Arthur Andersen partnership, itself, may serve as the "controlled person" and its allegedly wrongful acts may give rise to the joint and several liability of one or more Individual Andersen Defendants if Lead Plaintiff states and proves a claim against them as controlling persons.

Section 20(a) of the Exchange Act provides, "Every person who, directly or indirectly, controls any person liable under any provision of this chapter ... shall also be liable jointly and severally with and to the same extent as such controlled person to whom such controlled person is liable, unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action." 15 U.S.C. § 78t(a). The term "controlling person" encompasses "every person who controls directly or indirectly." 15 U.S.C. § 78t(a). In the absence of a statutory definition of "control," the SEC has defined the word as "the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." 17 C.F.R. § 240.12(b)-2(f), *quoted in G.A. Thompson & Co. v. Partridge*, 636 F.2d 945, 957 (5th Cir.1981). Furthermore, the legislative history of the controlling person provision indicates control can be shown by ownership of stock, agency, a lease or a contract, and that the concept of control should be broadly construed with sufficient flexibility to cover many situations, not necessarily only those foreseen at the time of enactment. Loftus C. Carson, II, *The Liability of Controlling Persons Under the Federal Securities Acts*, 72 Notre Dame L.Rev. 263, 274 (1997), *citing* H.R. No. 73-1383, 73 Cong.2d Sess. 26 (1934); James Lockhart, J.D., Annotation, *Liability of Issuer of Securities, Parent Corporation, Subsidiary or Affiliate, or Other Similar Entity as "Control Person" Under § 15 of the Securities Act (15 U.S.C.A. § 77O) and § 20(A) of Securities Exchange Act (15 U.S.C.A. 78T(A)*, 182 A.L.R. 387, § 2[a] & nn. 6,7 (2002).

*9 The requirements for demonstrating controlling person liability vary widely, depending upon the court. Although the Fifth Circuit Court of Appeals has not clearly defined its position, and indeed has not addressed the question since 1993, [FN19] the Fifth Circuit has required more than identifying the status or position of the alleged controlling person. *Dennis v. General Imaging, Inc.*, 918 F.2d 496, 509-10 (5th Cir.1990) ("... [S]tatus alone will not automatically cause [a defendant] to be deemed a Section 15 or 20 controlling person."). To plead a *prima facie* case of control by a defendant, a plaintiff must allege facts showing that the defendant "had the requisite power to directly or indirectly control or influence corporate policy." *Partridge*, 636 F.2d at 958; *McNamara v. Br-X Minerals Ltd.*, 46 F.Supp.2d 628, 637 (E.D.Tex.1999); *Kunzweiler v. Zero.Net, Inc.*, No. CIV.A.3:00-CV-2553-P, 2002 WL 1461732, *13 (N.D.Tex. July 3, 2002). Nevertheless, the panel in *Partridge* emphasized, "Neither th[e] definition [of "control" by the SEC in 17 C.F.R. § 240.12(b)-2(f)] nor the statute appears to require participation in the wrongful transaction. Fifth Circuit case law appears to follow the plain meaning of the statute in this respect." 636 F.2d at 958.

FN19. *Abbott v. Equity Group, Inc.*, 2 F.3d 613, 620 (5th Cir.1993), *cert. denied sub nom. Turnbull v. Home Ins. Co.*, 510 U.S. 1177, 114 S.Ct. 1219, 127 L.Ed.2d 565 (1994).

A number of Circuit Courts of Appeal agree, but with significant variations. *See Metge v. Baehler*, 762 F.2d 621, 631 (8th Cir.1985) ("[P]laintiffs must establish, first, that the defendant lender 'actually participated in (*i.e., exercised* control over) the operations of the corporation *in general;* then he must prove that the defendant possessed the power to control the specific transaction or activity upon which the primary violation is predicated, but he *need not prove that this later power was exercised.*" '), *cert. denied sub nom. Metge v. Bankers Trust Co.*, 474 U.S. 1057, 106 S.Ct. 798, 88 L.Ed.2d 774 (1986); *Harrison v. Dean Witter Reynolds, Inc.*, 974 F.2d 873, 877, 880-81 (7 th Cir.1992) (quoting *Metge* test and observing, "We have long viewed the statute as remedial, to be construed liberally, and " 'requiring only some indirect means of discipline or influence short of actual direction to hold a 'control person' liable." '), *cert. denied*, 509 U.S. 904 (1993); *Hollinger v. Titan Capital Corp.*, 914 F.2d 1564, 1575 (9th Cir.1990) (*en banc*) (rejecting requirement of actual culpable participation or the exercise of actual power for liability under § 20(a)), *cert. denied*, 499 U.S. 976, 111 S.Ct. 1621, 113 L.Ed.2d 719 (1991); *In re Villa*, 261 F.3d 1148, 1152 (11 th Cir.2001) ("a defendant is liable as a 'controlling person' if he had the power to control the general affairs of the entity primarily liable at the time the entity violated the securities laws, and had the requisite power to directly or indirectly control or influence the specific corporate policy which resulted in the primary liability"; "a 'controlling person' may include not only partners or principals under agency law, but also any person who has the power to control the conduct of another person who has violated securities laws"), *cert. denied sub nom. Hoffend v. Villa*, 535 U.S. 1112, 122 S.Ct. 2328, 153 L.Ed.2d 159 (2002); *Maher v. Durango Metals, Inc.*, 144 F.3d 1302, 1305 (10th Cir.1998) (plaintiff alleging controlling person liability is not required to show that "the defendant actually or culpably participated in the primary violation").

*10 By way of comparison the Second and Third Circuits have adopted the more restrictive requirement of active participation in the operations of the corporation and in the underlying primary violation and actual control over the transaction at issue by the defendant, also known as the "culpable participation" test. SEC v. First Jersey Securities, Inc., 101 F.3d 1450, 1472 (2d Cir.1996) (for *prima facie* case of controlling person liability a plaintiff must show (1) "control of the primary violator by the targeted defendant" and (2) "that the controlling person was 'in some meaningful sense [a] culpable participant[ ] in the fraud perpetrated by [the] controlled person"), *cert. denied,* 522 U.S. 812, 118 S.Ct. 57, 139 L.Ed.2d 21 (1997); Rochez Bros., Inc. v. Rhoades, 527 F.2d 880, 885 (requiring control and culpable participation), *remanded,* 527 F.2d 891 (3d Cir.1975), *cert. denied,* 425 U.S. 993, 96 S.Ct. 2205, 48 L.Ed.2d 817 (1976). The First Circuit requires not only that the controlling person have the general power to control the company, but he must also have actually exercised that control over the company. Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir.2002).

While the Fifth Circuit has explicitly rejected as an element of a claim under § 20(a) actual participation by the controlling person in the specific transaction or action constituting the primary violation, it is unclear whether the Fifth Circuit has rejected the first prong of the Eighth Circuit's test in *Metge* (i.e., "the defendant [ ] actually participated in *(i.e.exercised),* even requires general control of the corporation in general." Metge, 762 F.2d at 631. In Cameron v. Outdoor Resorts of America, Inc., 608 F.2d 187 (5 th Cir.1979), *affirmed in part, vacated and remanded in part on rehearing,* 611 F.2d 105 (5th Cir.1980), after the district court had found that the chairman of the board of Outdoor Resorts demonstrated that he was entitled to the statutory defenses that he acted in good faith and without inducing securities law violations and "could not have 'enforce(d) a system of control that would act as a curb on the sales personnel," ' the Fifth Circuit held that the district court's finding was not clearly erroneous and concluded, "As a director without effective day-to-day control and without knowledge, he was not liable as a controlling person." *Id.* at 195. In 1990, in Partridge, 636 F.2d at 959 n. 24, the panel observed that *Cameron* "is ambiguous on whether 'effective day-to-day control' is required," but did not decide the issue because it found that the defendant in *Partridge* "had enough of that control under the case law from other circuits surveyed in the text." In addition, *id.* at 959 n .25, the *Partridge* panel observed that the *Cameron* court "did not say which factor [effective day-to-day control or lack of knowledge of the violation] is determinative or whether both are necessary," nor did it "define 'without knowledge,' which might or might not describe reckless behavior." The *Partridge* panel therefore "decline[d] to draw any guidance from this language [in *Cameron*]." *Id.* That same year in Dennis, 918 F.2d at 509-10, the appellate court suggested that *either* influence over corporate policies or knowledge of the acts by the controlled person(s) giving rise to the predicate § 10(b) violation might satisfy the requirements for derivative controlling person *liability.* Furthermore, for a *prima facie* case of controlling person liability under § 20(a), *Dennis* interpreted *Partridge* to require a showing of "actual power or influence over the controlled person." 918 F.2d at 509. In 1993, the appellate court again expressed uncertainty, stating "the law is somewhat more unsettled as to prong one" than prong two ("the defendant possessed the power to control the specific transaction or activity upon which the primary violation is predicated, but [plaintiff] did not need to prove that this later power was exercised") of the *Metge* test. Abbott, 2 F.3d at 619-20. The appellate court also noted that "*Dennis* does not accurately reflect our rejection in *Thompson of* a 'culpable participation' requirement." *Id.* at 620 n. 18. Nevertheless, the panel chose "not [to] resolve the inconsistency" because it determined that the plaintiffs in that suit failed to establish that the defendant had the power to control the corporation. *Id.*

***11** [2] Defendants have cited a Second Circuit case in arguing that Lead Plaintiff must, but in the complaint fails, to allege particularized facts demonstrating the controlling person's culpable participation in the fraud that he perpetuated. SEC v. First Jersey Securities, Inc., 101 F.3d 1450, 1472 (2d Cir.1996), *cert. denied,* 522 U.S. 812, 118 S.Ct. 57, 139 L.Ed.2d 21 (1997). Their contention lacks merit because, as this Court has indicated, the Fifth Circuit has rejected the requirement that a plaintiff must show that the controlling person actually participated in the underlying violation, and appears to insist that a plaintiff need only demonstrate that the controlling person possessed "the power to control [the primary violator], [but] not the exercise of the power to control." *See* In re Enron Corp. Sec., Derivative & ERISA Litigation, No. H-01-3624, 2002 WL 31854963, *26, *citing* Partridge, 636 F.2d at 958 (a plaintiff must allege facts showing that the defendant "had the requisite power to directly or indirectly control or influence corporate policy"), and Abbott, 2 F.3d at 620 (5th Cir.1993) (actual participation in the underlying § 10(b) violations is not required; whether effective day-to-day control of the general operations and affairs of the company is necessary to impose controlling person liability is uncertain).

b. Pleading Burden: Federal Rule of Civil Procedure

9(b) or 8?

There is also significant disagreement among the courts over the applicability of Rule 9(b)'s particularized pleading requirements [FN20] to controlling person liability under § 20(a). *See generally,* 182 A.L.R. 387 at § 2[a], § 4. The Fifth Circuit has not directly addressed the question.

FN20. Rule 9(b) provides
Fraud, Mistake, Condition of Mind. In all averments of fraud or mistake, the circumstances constituting fraud or mistake shall be stated with particularity. Malice, intent, knowledge, and other condition of mind of a person may be averred generally.

[3] This Court notes that heightened pleading standards imposed by Rule 9(b) and the PSLRA apply only to circumstances constituting the alleged misstatement of material fact or fraudulent action at issue under § 10(b), [FN21] and not even to every element under that statute (e.g., reliance). Given the lack of clarity in the Fifth Circuit's pronouncements concerning what it requires for a *prima facie* case of derivative controlling person liability, and, in contrast, its clear and explicit rejection, as a *prima facie* element, of both culpable participation in the primary violation (i.e., participation in the fraud) by the controlled person and actual exercise of the controlling person's power to control, the Court strongly doubts that the Fifth Circuit would find Rule 9(b) applicable.

FN21. *See, e.g., Romine v. Acxiom Corp.,* 296 F.3d 701, 704-05 (8th Cir.2002) ("The structure and legislative history of [the PSLRA] persuade us that § 78u-4 applies only to fraud actions brought under the Securities Exchange Act of 1934. *Compare* Pub.L. 104-67 § 101(a) *with* § 101(b); 109 Stat. 737-49; *see* 1995-2 U.S.C.A.A.N. 679, 705, 740.

Moreover, the legislative history behind the controlling person provisions of both the 1933 and 1934 Acts indicates that Congress sought to reach persons who tried to evade responsibility under common law of agency by standing behind the scenes and having "dummies" under their control commit the primary violations. [FN22] Because without discovery, it would be extremely difficult to know facts where the controlling person was hiding behind the controlled person, it appears to this Court that Rule 8's notice pleading standard would better effect that purpose.

FN22. *See, e.g., Paul F. Newton & Co. v. Texas Commerce Bank,* 630 F.2d 1111, 1115-16 (5th Cir.1980). The Fifth Circuit explained,
Congress enacted § 15 to prevent persons from evading liability for violations of the registration requirements of the Securities Act by employing others to act in their stead.... Congress's specific purpose in enacting § 15 was to impose liability upon persons who controlled corporations committing violations of the Securities Act but who might attempt to evade liability under common law principles by utilizing "dummies" that would act in their place and under their control.
Id. at 1115, *citing SEC v. Management Dynamics, Inc.,* 515 F.2d 801, 812 (2d Cir.1975), and S.Rep. No. 47, 73d Cong., 1st Sess. 5 (1933); H.R. Conf. Rep. No. 152, 73d Cong., 1st Sess. 27 (1933).
Section 20(a) was modeled upon § 15 "with the identical purpose of preventing persons from avoiding liability under the provisions of the Securities Exchange Act by utilizing 'dummies' to commit the prohibited acts" *Id.* at 1116, *citing SEC v. Management Dynamics, Inc.,* 515 F2. at 81, and Hearings before the Senate Comm. on Banking and Currency on S. Res. 84 (72d Cong.) and S. Res. 56 and 97 (73d Cong.), 73 Cong., 1st Sess., pt. 15, at 6571 (1934).
In addition to "dummy directors," § 20(a) expands the scope of liability to
stock exchanges for the acts of brokerage houses they have registered; brokerage firms for the acts of nonagent correspondent brokers and investment advisers on the firm's approved lists; corporations for certain acts of their employees apparently outside the scope of employment; brokerage firms for their employees' misappropriation of their clients' funds under circumstances that appeared clearly beyond the scope of their employment; and directors and officers for the torts of other managers in which they did not participate and in situations where they would not have been viewed as principals in a master-servant relationship. Section 20(a) could also allow plaintiffs to reach defendants that control wrongdoers through holding companies, by family connections, or in other nonagency ways.

> Controlling shareholders could be reached in situations where piercing the corporate veil was not available.... In other words ... [t]he controlling person liability provisions of the 1933 and 1934 Acts were aimed primarily at situations of control over firms (and others) by behind-the-scene actors. To repeat, enactment of the controlling provisions of the 1933 and 1934 Acts "was motivated by the fear that traditional theories of secondary liability, such as agency, would not prove adequate, in every case, to extend liability to those who were 'really responsible' for violations of the securities laws." [footnotes omitted]
> Robert A. Prentice, *Conceiving the Inconceivable and Judicially Implementing the Preposterous: The Premature Demise of Respondeat Superior Liability Under Section 10(b)*, 58 Ohio St. L.J. 1325, 1410 (1997).

*12 A final reason why this Court concludes that the Fifth Circuit would decide that Rule 9(b) does not apply to pleading a § 20(a) claim is that the Fifth Circuit has held that § 15 of the Securities Act of 1933 and § 20(a) of the Exchange Act of 1934 are analogous and should be interpreted in the same manner. *Pharo v. Smith*, 621 F.2d 656, 673 (5th Cir.1980); *G.A. Thompson & Co. v. Partridge*, 636 F.2d 945, 958 & n. 22 (1981). Unlike § 10(b), Section 11 claims may, but need not, be fraud-based and have no scienter requirement. The Fifth Circuit has held that where a complaint does not allege that the defendants are liable for fraudulent or intentional conduct under Section 11, especially where it disavows and disclaims any allegations of fraud in its strict liability 1933 Securities Act claims, as Lead Plaintiff has done, the claims do not "sound in fraud" and they cannot be dismissed for failure to satisfy Rule 9(b) if they can state a negligence claim under § 11. *Lone Star Ladies Inv. Club v. Schlotzsky's Inc.*, 238 F.3d 363, 368 (5th Cir.2001) ("The proper route is to disregard averments of fraud not meeting Rule 9(b)'s standard and then ask whether a claim has been stated."). *See also In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 315-16 (8th Cir.1997) (holding that § 11 claims do not require evidence of fraud and therefore notice pleading standard of Rule 8, rather than the particularity requirements of Rule 9(b) govern pleading), *cert. denied*, 524 U.S. 927, 118 S.Ct. 2321, 141 L.Ed.2d 696 (1998); *Romine*, 296 F.3d at 704-05; *In re Livent, Inc. Noteholders Sec. Litig.*, 151 F.Supp.2d 371, 429-30 (S.D.N.Y.2001); *In re CINAR Corp. Sec. Litig.*, 186 F.Supp.2d 279, 307-08 (E.D.N.Y.2002). Thus controlling person liability under § 15 also does not appear to be subject to Rule 9(b), and by analogy, neither would pleading the same under § 20(a).

Other courts have reached the same conclusion about the nonapplicability of Rule 9(b) to controlling person liability. *See, e.g., Derensis v. Coopers & Lybrand Chartered Accountants*, 930 F.Supp. 1003, 1013 (D.N.J.1996) (Despite Rule 9(b)'s requirement of pleading fraud with particularity, "there is 'an overwhelming trend in [the Third Circuit] to allow section 20(a) actions to withstand rule 9(b) motions based on simple pleading of control"; "plaintiff 'need only plead circumstances establishing control because: (1) the facts establishing culpable participation can only be expected to emerge after discovery; and (2) virtually all of the evidence, should it exist, is usually within the defendant's control" ' [citations omitted]); [FN23] *Chu v. Sabratek Corp.*, 100 F.Supp.2d 827, 843 (N.D.Ill.2000) (stating that " § 20(a) does not have a scienter requirement" and "liability is premised on a defendant's position in the corporate hierarchy"; stating "we know of no heightened pleading standards applicable to § 20(a) claims" and applying "the Federal Rules' liberal pleading standards" to § 20(a) claim); [FN24] *In re Washington Public Supply System Sec. Litig.*, 623 F.Supp. 1466, 1470-71 (W.D.Wash.1985) ("It is not clear that Rule 9(b) applies to the claim brought under § 20.... Technically, the strict pleading requirements are probably properly applied to the § 10(b) and Rule 10b-5 claims, but not to the § 20 claim."), [FN25] *aff'd*, 823 F.2d 1349 (9th Cir.1987); *Duncan v. Pencer*, No. 94 Civ. 0321(LAP), 1996 WL 19043, *18 (S.D.N.Y. Jan 18, 1996) ("A Section 20(a) claim does not implicate Rule 9(b)'s heightened pleading requirements because it does not require an averment of fraud."), *citing Food and Allied Serv. Trades Dept., AFL-CIO v. Millfeld Trading Co., Inc.*, 841 F.Supp. 1386, 1391 (S.D.N.Y.1994) (concluding that individual defendants' positions as "Treasurer, Chief Financial Officer, and Secretary of the defendant company strongly suggest that each of them possessed the power to direct the management and policies" of the company violating the statute); [FN26] *Dietrich v. Bauer*, 76 F.Supp.2d 312, 333 (S.D.N.Y.1999) (control status for liability under § 20(a) can be inferred directly, without additional facts, from defendants' positions as owner and president of brokerage firm; only where a defendant "does not clearly occupy control status" must the plaintiff plead facts from which it can be inferred); *In re Tel-Save Sec. Litig.*, 1999 WL 999427

(E.D.Pa.1999).

FN23. In *Derensis,* the plaintiff alleged that the defendants as directors and members of the Audit Committee "reviewed and approved the misleading financial statements and public disclosures including reports filed with the SEC" and that they "had access to adverse non-public information." 930 F.Supp. 1013. In the face of a Rule 9(b) challenge, the court found that these allegations were sufficient to allege culpable participation (required by the Third Circuit) and control to state a claim under § 20(a). *Id.*

FN24. The Seventh Circuit applies a two-prong test for determining whether a defendant is liable as a control person: he must exercise control over the general operations of the defendant corporation and have the power to direct or prevent the underlying primary violation of § 10(b). 100 F.Supp. at 843.

FN25. The court observed that in contrast to the Second Circuit, "[t]he Ninth Circuit has adopted a more relaxed interpretation of the requirements of Rule 9(b) that is more in keeping with the spirit of the liberal federal rule of notice pleading and consistent with Rule 8(a) [citations omitted]." 623 F.Supp. 1471. The Ninth Circuit views Rule 9(b) as not requiring "pleading of detailed evidentiary matter.... Although mere conclusory allegations of fraud are not sufficient, it is an adequate averment where plaintiffs have stated the time, place and nature of the alleged fraudulent activities. The Complaint must sufficiently identify the circumstances constituting the fraud to allow the defendants to adequately prepare their answers [citations omitted]." 623 F.Supp. at 1471.

FN26. Since this opinion was issued, the Second Circuit has required allegations of culpable participation in the primary violation in addition to allegations of control. *SEC v. First Jersey Sec., Inc.,* 101 F.3d 1450, 1472 (2d Cir.1996), *cert. denied,* 522 U.S. 812, 118 S.Ct. 57, 139 L.Ed.2d 21 (1997).

*13 Thus if not subject to Rule 9(b), pleading a controlling liability claim would be governed by Rule 8. [FN27] As discussed *supra,* various courts have established different pleading and evidentiary standards to establish controlling person liability under § 15 and § 20(a). Some of these specific pleading requirements, however, appear to have been implicitly overruled recently by *Swierkiewicz v. Sorema N.A.,* 534 U.S. 506, 122 S.Ct. 992, 152 L.Ed.2d 1 (2002), which distinguishes evidentiary and pleading burdens and clarifies the minimal requirements for notice pleading under Rule 8.

FN27. Rule 8(a) in relevant part requires "a short and plain statement of the claim showing that the pleader is entitled to relief." Rule 8(e)(1) states, "Each averment of a pleading shall be simple, concise and direct. No technical forms of pleading or motions are required." Furthermore, Rule 8(f) mandates, "All pleadings shall be so construed as to substantial justice."

In *Swierkiewicz* a former employee had sued his employer for national origin and age discrimination under Title VII and the Age Discrimination in Employment Act. The Supreme Court reversed the Second Circuit, which in compliance with its established precedent, had affirmed the district court's dismissal of the suit for failing to allege facts constituting a *prima facie* case of discrimination, and thus failing to raise an inference of discrimination, under the shifting-burden-of-proof framework established in *McDonnell Douglas Corp. v. Green,* 411 U.S. 802 (1973). *Swierkiewicz,* 122 S.Ct. at 995-96. The Supreme Court concluded that under Rule 8, an employment discrimination complaint does not have to include specific facts, but need only contain a "short plain statement of the claim showing that the pleader is entitled to relief" under Rule 8(a)(2). 122 S.Ct. at 995. It emphasized that a *"prima facie* case relates to the employee's burden of presenting evidence" in contrast to his pleading burden. *Id.* at 997. In the context of a motion to dismiss under 12(b)(6), based on the sufficiency of the pleading before discovery and before evidence is offered, however, it is well established that "[t]he issue is not whether a plaintiff will ultimately prevail, but whether the claimant is entitled to offer evidence to support its claims." *Id., citing* Scheuer v. Rhodes, 416 U.S. 232, 236, 94 S.Ct. 1683, 40 L.Ed.2d 90 (1974). [FN28]

FN28. Some of the reasoning for the decision in *Swierkiewicz* applies only to a prima facie case in employment discrimination cases. For example, the Supreme Court emphasized that the shifting burden under *McDonell Douglas* does not apply to all such actions and that a plaintiff can prevail when he has direct evidence of discrimination without ever having to, or being able to, prove all the elements of a *prima facie* case. *Id.* at 997. Moreover the *McDonell Douglas* test has always been viewed as flexible: "the precise requirements of a prima facie case can vary depending on the context and were 'never intended to be rigid, mechanized or ritualistic." *Id., citing* Furnco Constr. Corp. v. Waters, 438 U.S. 567, 577, 98 S.Ct. 2943, 57 L.Ed.2d 957 (1978). Because "the prima facie case operates as a flexible evidentiary standard, it should not be transposed into a rigid pleading standard for discrimination cases." *Id.* at 998. Indeed the courts in the Second Circuit have continued to view the holding in *Swierkiewicz* narrowly and limit it to employment discrimination cases. *See, e.g.,* Internet Law Library, Inc. v. Southridge Capital Management, LLC, 223 F.Supp.2d 474, 487 (S.D.N.Y.2002) ("plaintiffs' reliance on *Swierkiewicz* is misplaced as the decision does not address control person liability in any way and the Second Circuit has clearly ruled that a plaintiff must adduce facts showing culpable participation in order to establish a prima facie case of control person liability."); *Bogart v. The City of New York,* No. 00 Civ. 7417(DLC), 2002 WL 1561065 (S.D.N.Y. July 16, 2002) (in a suit alleging hostile work environment based on religious and ethnic discrimination, the court sated, "*Swierkiewicz,* however, has no relevance to the grounds on which Bogart[ ] requests to amend his complaint to add a First Amendment claim, a Fourteenth Amendment claim," etc.). For reasons explained *infra,* this Court finds the language in *Swierkiewicz* to sweep far more broadly than employment discrimination law.

The Supreme Court emphasized that Rule 8(a)(2), by its express language, is a "simplified notice pleading standard" that "applies to all civil actions, with limited exceptions," i.e., those enumerated in Rule 9(b), and requires merely a statement that " 'give[s] the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." ' *Id.* at 998, *citing* Conley v. Gibson, 355 U.S. 41, 47, 78 S.Ct. 99, 2 L.Ed.2d 80 (1957). This "standard relies on liberal discovery rules and summary judgment motions to define disputed facts and issues and to dispose of unmeritorious claims." *Id. See also* Leatherman v. Tarrant County Narcotics Intelligence & Coordination Unit, 507 U.S. 163, 168-69, 113 S.Ct. 1160, 122 L.Ed.2d 517 (1993) ("[F]ederal courts and litigants must rely on summary judgment and control of discovery to weed out unmeritorious claims sooner rather than later."). Moreover, if the type of action at issue is not among those identified in Rule 9(b) (e.g., municipal liability under 42 U.S.C. § 1983 or employment discrimination under Title VII), then the complaint need satisfy only Rule 8. Swierkiewicz, 122 S.Ct. at 998.

***14** Under Rule 8, " '[a] court may dismiss a complaint only if it is clear that no relief could be granted under any set of facts that could be proved consistent with the allegations." ' *Id., citing* Hishon v. King & Spalding, 467 U.S. 69, 73, 104 S.Ct. 2229, 81 L.Ed.2d 59 (1984). Where the allegations fail to provide sufficient notice, a defendant may move for a more definite statement under Rule 12(e), or for summary judgment under Rule 56. In sum, "[t]he liberal notice pleading of Rule 8(a) is the starting point of a simplified pleading system, which was adopted to focus litigation on the merits of a claim." *Id.* at 999. In response to the contention that permitting a party to proceed on spare, largely conclusory allegations of employment discrimination "will burden the courts and encourage disgruntled employees to bring unsubstantiated suits," Justice Clarence Thomas, writing for the Court, responded, "Whatever the practical merits of this argument, the Federal Rules do not contain a heightened pleading standard for employment discrimination suits [or any other kind of suit not enumerated in Rule 9(b)]. A requirement of greater specificity for particular claims is a result that 'must be obtained by the process of amending the Federal Rules,' and not by judicial interpretation." *Id.* Thus because Rule 8(a)'s pleading standard does not address the merits of a claim, even where on the face of the complaint recovery appears "very remote and unlikely," a complaint may satisfy the test if it provides the defendant with fair notice of the claims against it and the grounds upon which those claims rest, i.e., if any set of facts might prove consistent with the allegations. *Id., citing* Scheuer, 416 U.S. at 236; Hishon, 467 U.S. at 73.

Thus, as clarified in *Swierkiewicz,* a plaintiff does not need to allege facts to support every element of a *prima facie* case of a cause of action governed by

Rule 8's notice pleading standard.

c. Statutory Defense to Controlling Person Claim

Controlling person liability, while derivative, is not strict liability; the alleged controlling person has a statutory affirmative defense if he "acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action." 15 U.S.C. § 78t(a). Once a plaintiff establishes the defendant's ability to control, the burden shifts to the defendant to show that it acted in good faith or that it did not induce the underlying § 10(b) violation. *Partridge*, 636 F.2d at 958. Furthermore, the Fifth Circuit has held that recklessness is an appropriate standard for determining whether the defendant acted in good faith. *Id.* at 959. The Fifth Circuit's rationale was that recklessness is consistent with the Circuit's precedent and "[i]t would be anomalous to require intent under the controlling person doctrine, while holding noncontrolling persons liable for severe recklessness.... Furthermore, what would be the purpose of the controlling person provision if intent were required[;] the provision would hardly make anyone liable who would not be so otherwise ..... [H]ad Congress meant to require intentional misdoing, we assume it would have done so explicitly. [citations omitted]" *Id.* at 959-60.

COURT'S DECISION
Section 10(b) and Rule 10b-5 Claims

*15 [4] Putting aside the allegations against Arthur Andersen and the collective "Andersen partners," which relate to the liability of the firm, the Court has focused upon the allegations relating to each individual Andersen Defendant to determine if Lead Plaintiff has pleaded particular facts against each partner sufficient to state a claim against each individually under § 10(b) and Rule 10b-5. *Cooper v. Pickett*, 137 F.3d 616, 624 (9th Cir.1997) (*Central Bank* "does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme"). While Lead Plaintiff conclusorily asserts that all Individual Andersen Defendants were participants in a scheme to defraud, after carefully reviewing the consolidated complaint, the Court concurs with the Individual Andersen Defendants that Lead Plaintiff has failed to satisfy the particularized pleading requirements of the PSLRA and Rule 9(b) to state a claim of a primary violation of § 10(b) and Rule 10b-5 against any of them individually.

Most of Lead Plaintiff's allegations are collective claims, i.e., against Arthur Andersen as an entity, and the claims against the partners individually are fatally vague and conclusory. Lead Plaintiff fails to identify any person who personally performed the purportedly fraudulent accounting or auditing, no less under what factual circumstances. Lead Plaintiff fails to allege that any partner specifically directed a particular auditor to perform a specific action with regard to Enron's accounting or auditing. Although Lead Plaintiff vaguely claims that Stewart, Petersen, and Neuhausen approved use of mark-to-market accounting, that technique is not necessarily inherently fraudulent, although it is obviously vulnerable to abuse. Nevertheless the complaint does address in detail how mark-to-market accounting was abused in various applications, although it does not identify by whom. More important, Lead Plaintiff provides no details about Stewart's Petersen's and Neuhausen's roles in that approval, including specifically what each approved, where, when, and for what purpose (with respect to which SPEs or partnerships for which transactions), who was directed by them to apply the method improperly, why it was improper under the circumstances, and why or how each Defendant knew or was recklessly indifferent to that fraudulent application of mark-to-market accounting. Indeed Lead Plaintiff does not identify a single instance when any of the three named partners personally sanctioned use of the mark-to-market technique in a fraudulent manner, supported by specific facts, for an identified transaction or venture.

The same pleading deficiency is true of Lead Plaintiff's nonspecific assertion that Cash, Duncan, Lowther, Odom and Stewart were "deeply involved" in and approved the accounting for the Raptors.

Carl Bass' criticism of Enron-related accounting is not specifically delineated and the generalized description of its content is ambiguous, weakening the import of his removal by Berardino and Odom in the context of § 10(b)'s heightened pleading standards. To state a claim under § 10(b), Lead Plaintiff would have had to, but has failed to, identify and support with specific facts the circumstances earlier in the Class Period under which identified Andersen officials with scienter affirmatively suppressed or deleted information about particular improprieties in Enron-related accounting that had been brought to their attention by Bass and to allege that this concealment of Bass' criticism was material and caused misleading information to be released to the public, with the participating partners' knowledge that investors would rely on that information in purchasing or selling Enron securities.

***16** The only partner identified as signing Arthur Andersen's certification of Enron's Form 10-Ks, the basis of alleged misrepresentations under § 10(b), is David Duncan, who is not a Movant here. Nor has Lead Plaintiff provided any details about which of the partners were involved in the drafting of which Enron reports, press releases, etc. While the collective actions of Arthur Andersen's employees in accounting and auditing Enron's books, in certifying Enron's financial statements for 1997-2000 as being in compliance with GAAP and its audits of financial statements in compliance with GAAS, and in consenting to having those financial statements included in registration statements, prospectuses, and shareholders' reports, together, do support claims for potential liability of the Arthur Andersen firm under § 10(b) and Rule 10b-5, the lack of specificity about each partner's involvement to demonstrate his personal culpability warrants dismissal of claims against each, individually.

Similarly, the alleged document destruction in the fall of 2001 does not constitute a primary violation of § 10(b) made in connection with the purchase or sale of securities. [FN29] Even if it were, Lead Plaintiff fails to satisfy the reliance element under § 10(b) for that destruction. The allegations relating to document destruction and concealment of the alleged fraud are relevant to scienter, but without a primary violation of § 10(b) by each Individual Andersen Defendant, state of mind is of little import. The last purported misrepresentation was issued by Arthur Andersen in a registration statement issued on July 25, 2001. Thus also reflecting scienter, but failing to state a claim of violation of § 10(b), are the complaint's allegations that months later, on October 16, 2001, toward the end of the Class Period when an SEC investigation was imminent, after reminding Andersen personnel about the document "retention" policy and after a meeting with high level partners in Chicago, Nancy Temple, in order to make it appear that Andersen partners had been more critical of the accounting for Enron (i.e., had performed due diligence), sent an e-mail suggesting that Carl Bass' prior e-mail criticisms of internal memoranda, should not be deleted after all, but that their contents should now be included in a memorandum currently being drafted by top Andersen officials.

FN29. For the same reason, the Court has disregarded arguments that particular Individual Andersen Defendants are jointly and severally liable as controlling persons under § 20(a) for the document destruction, no less allegedly ordering it.

The various internal e-mails sent among the Andersen partners, including those referring to Bass' and Watkins' criticism of Arthur Andersen's accounting for Enron-controlled partnerships and SPEs, also relate to scienter; the same is true of the alleged discussions by the partners involved in the teleconference meeting on February 5, 2001.

The allegations regarding the partners' purported discussions of the risk of continuing to represent Enron and Bass' ongoing adverse comments, while listing a number of attendees, fail to link them individually to or describe the contents of specific statements. Nor does Watkins identify any Individual Andersen Defendant as being involved in the worrisome accounting practices of which she complained to Hecker and Lay. Moreover allegations that certain partners had knowledge of Bass' or Watkins' criticism of improper accounting practices are of no import to stating an individual claim against each unless Lead Plaintiff can also allege with specificity a primary violation of § 10(b) by the same individual(s).

***17** Lead Plaintiff also argues that accountants have a duty "to take reasonable steps to correct misstatements they have discovered in previous financial statements on which they know the public is relying" and that "[t]he importance of the act of certifying is such that a continuing duty to disclose has been imposed where the auditor learns facts revealing that a certification believed correct when issued was actually unwarranted." *Rudolph v. Arthur Andersen & Co.,* 800 F.2d 1040, 1043-44 (11th Cir.1986), *cert. denied,* 480 U.S. 946, 107 S.Ct. 1604, 94 L.Ed.2d 790 (1987); *see also* *United States v. Natelli,* 527 F.2d 311 (2d Cir.1975), *cert. denied,* 425 U.S. 934, 96 S.Ct. 1663, 48 L.Ed.2d 175 (1976) (holding that an accountant had a duty to correct earlier financial statements which he himself had audited and upon which he issued his certificate); *Ingenito v. Bermec Corp.,* 441 F.Supp. 525, 549 (S.D.N.Y.1977). Because Lead Plaintiff has not identified who did the auditing, who certified the audits, who consented to have the reports included in registration statements, or, in other words, who actually committed a primary violation of § 10(b), any continuing duty to disclose or correct should be imposed on the firm of Arthur Andersen rather than personally on individuals who may not be, and were not identified as, the specific firm members responsible for the underlying, original misrepresentation or deceptive act. The Court notes that in all the cases cited by Lead Plaintiff regarding an independent public accountant's continuous duty to disclose, the duty was imposed on the accounting *firm,* with the exception of *Natelli,* in which the plaintiff identified the individual accountant on whom the plaintiff sought to place the duty to correct as the same person who had made the earlier inaccurate financial statements and certified them.

Controlling Person Liability Under § 20(a)

This Court has previously found that Lead Plaintiff has stated a claim against Arthur Andersen, as an entity, for a primary violation § 10(b) of the 1934 Act. Thus the firm may serve as the "controlled person" for controlling person liability if Lead Plaintiff can state a claim against any of the Individual Andersen Defendants under § 20(a).

Although Odom objects that Lead Plaintiff has not alleged that any Individual Andersen Defendant had the power to control the operations of Arthur Andersen as a whole (including foreign affiliates), this Court notes that it is highly unlikely in a firm as large, complex, and widespread as Arthur Andersen that any single individual would have control of every particular division or engagement. Instead, the Court presumes that decision-making and policy-making powers would have to have been divided and delegated among numerous individuals and groups. *See, e.g.,* Carson, *The Liability of Controlling Persons Under the Federal Securities Acts,* 72 Notre Dame L.Rev. at 277-78 ("In larger organizations, authority to control may be split along divisional ... [or] functional lines ... [and s]uch segmentations of authority to control in a particular organizational framework would not preclude other persons having actual control with respect to a particular segment"; "the more complex the organizational framework, the more likely it is that the managerial functions executive officers are authorized to perform, of necessity, will be shared."). Thus the Court finds that allegations of control over the accountants and auditors involved in the Enron engagements or the policies affecting them would be sufficient here to demonstrate controlling person liability under § 20(a).

***18** Carson provides insightful discussion of the nature of the authority of "control persons" within a corporation "to control the corporation's 'direction of ... management and policies" ' that would also be true in a large limited liability partnership the size of Arthur Andersen. In language that appears to this Court not only to follow the directive of the Fifth Circuit, but to flesh out and comply with the spirit, substance, and reasoning of its holdings regarding controlling person liability, Carson explains,

> Ordinarily, this "direction" is set within corporations by those persons authorized to control organizational decision-making processes. Organizational decision-making processes have been characterized as having four steps: initiation, ratification, implementation, and monitoring. Initiation involves the generation of proposals for organizational endeavors, while ratification involves the process of approving which of the initiatives are to be implemented. Implementation can be described as the execution or management of organizational policies and decisions, while monitoring involves oversight of these implementing or managing organizational policies and decisions. The primary control functions in corporate organizations are ratification and (especially) management and monitoring.
>
> The decisional actors within formal organizational hierarchies with authority to ratify, manage and monitor are majority shareholders, boards of directors, and executive officers....
>
> [A] person should be presumed to be a controlling person under sections 15 and 20(a) if they occupy a status or position that ordinarily bestows authority to control the primary violator generally, or specifically with respect to the matter or affairs that produced the Securities Act violation.... A section 15 or 20(a) complaint based on authority to control, then, should not have to make specific allegations concerning any actual exercise of control by the defendant over the Securities Act violator. Plaintiff, however, should be required to identify the de jure source of authority to control--the status or position-- and allege conduct that facilitated the Securities Acts violations, or allege a failure to exercise authority to prevent the violations, or both. The presumption of controlling person status, based on occupying a position or status that ordinarily conveys authority to control, should be rebuttable by a showing of a lack of authority in fact or that other persons controlled the primary violators to the exclusion of defendants.

Carson, *The Liability of Controlling Persons Under the Federal Securities Acts,* 72 Notre Dame L.Rev. at 281-83 (endnotes omitted).

As noted, under Fifth Circuit precedent, controlling person liability requires more than merely identifying a defendant's place in the hierarchy of the company or his job title, but precisely how much more is not clear. In various cases the Fifth Circuit has provided possible alternative or overlapping bases: day-to-day control of the corporation's operations (*Cameron*, 608 F.2d at 195); knowledge of the underlying primary violation by the controlled person (*id.; Partridge*, 636 F.2d at 959 n. 25; *Dennis*, 918 F.2d at 509-10); or facts showing the defendant had the requisite power directly or indirectly to control or influence corporate policies (*Partridge*, 636 F.2d at 958; *Dennis*, 918 F.2d at 509-10). Moreover, the Court has indicated in its discussion of Rule 8 pleading requirements and *Swierkiewicz*, 534 U.S. 506, 122 S.Ct. 992, 152 L.Ed.2d 1, that Lead Plaintiff is not required to plead facts supporting every element of a *prima facie* case of control liability under § 20(a), but only to give Individual Andersen Defendants fair notice of Lead Plaintiff's claims and the grounds upon which they rest.

***19** [5] Applying Carson's analysis and Rule 8's simple pleading standard, the Court finds that in the cases of most of the Individual Andersen Defendants, Lead Plaintiff, in addition to stating their positions as upper echelon partners ("the de jure source of authority to control") and distinguishing the ways each was involved in the Enron engagement, has made sufficient general allegations regarding "the conduct that facilitated the Securities Act violations," that suggest the partners had the power to control and/or, in fact, did "control" Enron's auditor by initiating, ratifying, and implementing Arthur Andersen's policies, or overseeing and monitoring those effectuating Andersen's policies and decisions. *Id. See, e.g., Kunzweiler v. Zero.Net, Inc.*, No. CIV.A.3:00-CV-2553-P, 2002 WL 1461732, *13-5 (N.D.Tex. July 3, 2002).

As the basis for a claim that individual Andersen partners controlled Arthur Andersen, Lead Plaintiff's Opposition (# 840 at 62) first summarizes what is implicit or obvious in the complaint,

> The Andersen Partners comprised the Enron engagement and audit team. The decision to certify Enron's financial statements on Andersen's behalf rested with them. Under these circumstances it is clear that the Andersen Partners "possessed the power to direct or cause the direction of the management" of Andersen and had "the power to influence and control" its actions.

Lead Plaintiff has identified the top Andersen executives who participated in the teleconference on February 5, 2001, including Individual Andersen Defendants Swanson, Stewart, Jones, Bauer, Lowther, Odom, Goolsby, Goddard, and Bennett. Lead Plaintiff has asserted generally that these partners discussed whether to retain Enron as a client in light of alleged, specific, improper actions by Enron and others to defraud investors and enrich alleged Ponzi scheme participants. According to the complaint, Arthur Andersen had to be aware of this alleged wrongful conduct because it performed accounting, auditing and consulting services for Enron that concealed the debt by moving it off Enron's balance sheets to those of the purportedly illegitimate SPEs and recorded sham profits on the books. The complaint's allegations that those partners attending the February 5, 2001 teleconference meeting, despite knowledge of these improprieties at the very least because of their participation in that meeting addressing the purported improprieties, nevertheless agreed to retain Enron as a client and to issue a false "clean" audit opinion for Enron for 2000, satisfy requirements for pleading that these partners were controlling persons under § 20(a). As asserted by Lead Plaintiff, their decisions imply that they not only had the power to control, but actually directed the affairs and policies of both the consulting and auditing Enron engagements to sustain the alleged Ponzi scheme and to benefit from it.

CEO Berardino, through his position of power in the partnership, is specifically charged with controlling the affairs of the partnership, commanding Arthur Andersen's management, and determining, ratifying, and implementing policies for the Enron engagement as follows: (1) he purportedly reviewed and approved Arthur Andersen's document "retention" policy, [FN30] which was implemented firm-wide to get rid of massive amounts of purportedly incriminating Enron-related documentation between October 23 and November 9, 2001; (2) he met *inter alia* with Enron Chief Accounting Officer Richard Causey, who objected to Carl Bass' criticism of accounting practices on the Enron engagement, and subsequently, pursuant to a request from Enron, effected (along with Odom) Bass' removal as PSG advisor to the Enron audit team; and (3) as a top partner in Andersen's PSG, he reviewed the propriety of accounting for Enron's transactions.

> FN30. Lead Plaintiff alleges that the phrase, " 'complying with the firm's retention policy,' is a mantra that is formally taught and formally and informally enforced by policy and practice at every turn throughout an auditor's career at Andersen" and that " 'reminders' about compliance were widely understood within Andersen to be a directive

> to destroy any incriminating documents at Andersen" despite its "professional responsibility to retain and preserve documents to support and defend the conclusions and work performed during its audit and review services. Andersen's formal and informal document destruction practices are driven by an overwhelming mission to insulate itself from potential legal exposure and outside scrutiny when its audit work comes under fire." Complaint at 475-76. The document destruction *policy,* which had been in place for years and continued to be and which was "taken to new heights" during the Waste Management scandal in 1998, *id.,* should be distinguished from the document destruction *event* that took place in the fall of 2001 in the face of the imminent SEC investigation of Enron, which constituted one instance when the policy was put into play.

*20 Lead Plaintiff asserts that Tom Bauer, a lead partner working exclusively on the Enron auditing and consulting engagements, in addition to attending the teleconference meeting on 2/5/01 and authorizing the issuance of an unqualified audit opinion, directed the auditing of Enron's commodity trading (which Lead Plaintiff has pleaded in detail was a significant part of the alleged Ponzi scheme).

The Court finds that the allegation that PSG (the oversight committee) partner Carl Bass, located in Houston, directed his negative e-mails regarding accounting improprieties relating to the SPEs to PSG partners Stewart and Neuhausen in Chicago supports the inference that Stewart and Neuhausen also had at least some control over policies and management of the Enron engagement. On the other hand, the mere fact that other partners such as Bauer, Petersen, and Cash were informed about Bass' criticism does not necessarily suggest control, but could be attributed to many reasons other than control. Also with respect to the PSG partners, although the conclusory allegation that Stewart, Petersen and Neuhausen "continued to approve Enron's use of mark-to-market accounting as Enron became more egregious in revenue recognition" during the Class Period fails to state a claim under § 10(b) because of its heightened pleading requirements, it does state a claim of ratification and implementation by controlling persons under § 20(a) and Rule 8.

Once James A. Hecker was warned by Sherron Watkins that she had found improprieties, similar to those discussed at the February 5, 2001 teleconference meeting, in the Enron accounting and would be reporting them in a couple of days to CEO Kenneth Lay, Hecker immediately called an emergency meeting of Arthur Andersen partners, including Duncan, Swanson, Cash and Odom of the Houston office. It can be inferred therefore that Movants Swanson, Cash, and Odom had policy- or decision-making and management control over the Enron engagement accountants and auditors in Houston.

Moreover, the complaint alleges that e-mails among Cash, Duncan and Stewart throughout the Class Period reveal that Arthur Andersen officials, including Duncan, Cash, Lowther, Odom and Stewart, were responsible for the firm's decision to improperly record individual impairment charges for Raptor investments that had significantly declined in value.

Accordingly, the Court

ORDERS that for the reasons indicated *supra,* the motions to dismiss filed by Individual Andersen Defendants Thomas H. Bauer, Michael L. Bennett, Joseph F. Berardino, Deborah A. Cash, Donald Dreyfuss, James A. Friedlieb, D. Stephan Goddard, Jr., Gary B. Goolsby, Gregory W. Hale, Michael D. Jones, Michael M. Lowther, Benjamin S. Neuhausen, Richard R. Petersen, John E. Stewart, William E. Swanson, Nancy Temple, Roger D. Willard (# 651) and Michael Odom (# 684) are GRANTED as to the claims under § 10(b).

The Court further

ORDERS that the motions to dismiss claims under § 20(a) for controlling person liability are DENIED as to Individual Andersen Defendants Berardino, Bauer, Swanson, Stewart, Jones, Lowther, Odom, Goolsby, Goddard, Bennett, Neuhausen, Petersen, and Cash, but are GRANTED as to Temple, Dreyfuss, Friedlieb, Willard, and Hale. Thus Lead Plaintiff's claims against Temple, Dreyfuss, Friedlieb, Willard, and Hale, individually, are DISMISSED in full.

2003 WL 230688 (S.D.Tex.), Fed. Sec. L. Rep. P 92,404

Motions, Pleadings and Filings (Back to top)

• 2005 WL 320480 (Trial Motion, Memorandum and Affidavit) Financial Institution Defendants' Memorandum in Response to Plaintiffs' Motion for

Preliminary Approval of Proposed Partial Settlement with the Outside Directors and Harrison (Docket No. 2950) (Jan. 24, 2005)

• 2005 WL 320482 (Trial Motion, Memorandum and Affidavit) Objections of Kevin Hannon, Mark Koenig, and Kenneth Rice to the Motion for Preliminary Approval of Proposed Partial Settlement (Jan. 24, 2005)

• 2005 WL 81178 (Trial Motion, Memorandum and Affidavit) Motion for Preliminary Approval of Proposed Partial Settlement with the Outside Directors and Harrison and Memorandum in Support Thereof (Jan. 12, 2005)

• 2005 WL 94361 (Trial Motion, Memorandum and Affidavit) Reply of Lead Plaintiff in Support of Motion to Compel Production of Documents and Interrogatory Responses from JP Morgan (Docket No. 2758) (Jan. 07, 2005)

• 2004 WL 3106445 (Trial Motion, Memorandum and Affidavit) Memorandum of Law of J.P. Morgan Chase & Co., JPMorgan Chase Bank and J.P. Morgan Securities Inc. in Opposition to Lead Plaintiff's Motion to Compel Production of Documents and Interrogatory Responses (Dec. 27, 2004)

• 2004 WL 3106444 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Motion to Compel Production of Documents and Interrogatory Responses from JP Morgan (Dec. 07, 2004)

• 2004 WL 2656735 (Trial Motion, Memorandum and Affidavit) Kenneth L. Lay's Motion to Dismiss Third-Party Interpleader Counterclaim and Former Outside Directors' "Counterclaim," for Lack of Jurisdiction (Nov. 12, 2004)

• 2004 WL 2803998 (Trial Motion, Memorandum and Affidavit) Defendant Jeffrey K. Skilling's Motion to Dismiss or, in the Alternative, Stay the Interpleader Counterclaim and to Compel Arbitration (Nov. 12, 2004)

• 2004 WL 2773057 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Motion to Compel (1) Andersen and the Individual Andersen Defendants' Good Faith Responses to Interrogatory No. 1 of Plaintiffs' First Set of Interrogatories and (2) Production of Andersen Deponents' Separation/Severance Agreements i n Response to Plaintiffs' Subpoenas (Nov. 03, 2004)

• 2004 WL 2495138 (Trial Motion, Memorandum and Affidavit) The Excess Insurers' Joint Response to Certain Insureds Oppositions to Application for Preliminary Injunctions and Motion to Dismiss or Stay Interpleader Based on Subject Matter Jurisdiction and Arbitration Provisions (Nov. 02, 2004)

• 2004 WL 2495139 (Trial Motion, Memorandum and Affidavit) Former Outside Directors' Brief in Support of Application for Preliminary Injunction Against All Persons Named as Party Defendants in the Interpleader Action (Nov. 02, 2004)

• 2004 WL 2495135 (Trial Motion, Memorandum and Affidavit) Original Answer to D&O Insurers' First Amended Action in Interpleader and Counterclaim for Declaratory Judgment (Nov. 01, 2004)

• 2004 WL 2495137 (Trial Motion, Memorandum and Affidavit) Third-Party Counterclaim Defendants Shelby, Yeager, Howard and Krautz's Opposition to Motion for Preliminary Injunction, Motion to Dismiss or Stay Interpleader, and Motion to Compel Arbitration, and Memorandum in Support (Oct. 27, 2004)

• 2004 WL 2386758 (Trial Motion, Memorandum and Affidavit) Application for Temporary Restraining Order Against Defendant Ken L. Harrison and Application for Preliminary Injunction Against All Persons Named as Party Defendants in the Interpleader Action (Oct. 22, 2004)

• 2004 WL 2386757 (Trial Pleading) Insurers' Answer to First Amended Third-Party Complaint for Contract Enforcement and Injunctive Relief Regarding D&O Policy Proceeds and Third-Party Counterclaim for Interpleader (Oct. 21, 2004)

• 2004 WL 2386756 (Trial Pleading) First Amended Third-Party Complaint for Contract Enforcement and Injunctive Relief Regarding D & O Policy Proceeds (Oct. 18, 2004)

• 2004 WL 2724790 (Trial Motion, Memorandum and Affidavit) Fitch, Inc.'s Reply Memorandum of Law in Support of Motion to Dismiss (Oct. 12, 2004)

• 2004 WL 2724794 (Trial Motion, Memorandum and Affidavit) Defendant Moody's Investors Service, Inc.'s Reply Memorandum in Further Support of Its Motion to Dismiss the Amended Complaint of

Plaintiff al Rajhi Investment Corporation (Aric) BV (Oct. 12, 2004)

• 2004 WL 2724796 (Trial Motion, Memorandum and Affidavit) Reply Memorandum of Law of Standard & Poor's Credit Market Services, a Division of the McGraw-Hill Companies, Inc. in Support of its Motion to Dismiss the Claims Asserted Against it in the Complaint of Plaintiff Aric, BV (Oct. 12, 2004)

• 2004 WL 1800690 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Opposition to Merrill Lynch's Notice of Supplemental Authority in Opposition to Lead Plaintiff's Amended Motion for Class Certification Docket # 2286 (Aug. 09, 2004)

• 2004 WL 1800691 (Trial Motion, Memorandum and Affidavit) Merrill Lynch's Notice of Supplemental Authority in Opposition to Lead Plaintiff's Amended Motion for Class Certification (Jul. 16, 2004)

• 2004 WL 1585857 (Trial Motion, Memorandum and Affidavit) Third-Party Blockbuster Inc.'s Response to Certain Officer Defendants' Motion to Compel Third-Party Blockbuster, Inc. to Respond to Subpoena Duces Tecum (Jul. 02, 2004)

• 2004 WL 1145864 (Trial Motion, Memorandum and Affidavit) Motion of Certain Officer Defendants to Compel Third-Party Blockbuster, Inc. to Respond to Subpoena Duces Tecum (May. 07, 2004)

• 2004 WL 1778361 (Trial Motion, Memorandum and Affidavit) Motion of Certain Officer Defendants to Compel Third-Party Blockbuster, Inc. to Respond to Subpoena Duces Tecum (May. 07, 2004)

• 2004 WL 1432115 (Trial Pleading) Answer of Defendant Bank of America Corporation to the First Amended Consolidated Complaint and Cross-Complaint of Bank of America Corporation Against Arthur Andersen LLP (May. 06, 2004)

• 2004 WL 1432117 (Trial Pleading) Answer of Defendant Banc of America Securities LLC to the First Amended Consolidated Complaint and First Amended Cross-Complaint of Banc of America Securities LLC Against Arthur Andersen LLP (May. 06, 2004)

• 2004 WL 1432114 (Trial Pleading) Barclays PLC's, Barclays Bank PLC's and Barclays Capital Inc.'s Answer to the First Amended Consolidated Complaint (May. 05, 2004)

• 2004 WL 1103364 (Trial Pleading) Answer and Counterclaim of Defendants Citibank, N.A., Citigroup Inc., and Citigroup Global Markets Inc. (May. 03, 2004)

• 2004 WL 1145862 (Trial Motion, Memorandum and Affidavit) CIBC's Opposition to Lead Plaintiff's Motion to Compel Deemed Admissions by Defendant CIBC (May. 03, 2004)

• 2004 WL 1432136 (Trial Pleading) Answer and Affirmative Defenses of the CIBC Defendants (May. 03, 2004)

• 2004 WL 764658 (Trial Motion, Memorandum and Affidavit) Supplemental Memorandum of Defendants Bank of America Corporation and Banc of America Securities LLC in Further Support of Their Motion to Dismiss the First Amended Consolidated Complaint (Apr. 01, 2004)

• 2004 WL 764657 (Trial Motion, Memorandum and Affidavit) The Bank Defendants' Second Notice of Supplemental Authority in Support of Their Motions to Dismiss the First Amended Consolidated Complaint (Mar. 30, 2004)

• 2004 WL 876072 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Opposition to Motion to Dismiss Filed by Defendants the Royal Bank of Scotland Group PLC, the Royal Bank of Scotland PLC, National Westminster Bank PLC, Greenwich Natwest Structured Finance, Inc., Greenwich Natwest Ltd. and Campsie, Ltd. (Mar. 18, 2004)

• 2004 WL 613091 () (Mar. 16, 2004)

• 2004 WL 876074 (Trial Motion, Memorandum and Affidavit) Defendant Kenneth L. Lay's Reply in Support of Discovery of Examiner Transcripts (Feb. 25, 2004)

• 2004 WL 876075 (Trial Motion, Memorandum and Affidavit) Outside Directors' Reply Brief in Support of Regents' Motion to Compel Production of Examiner Transcripts (Feb. 25, 2004)

• 2004 WL 876076 (Trial Motion, Memorandum and Affidavit) Outside Directors' Reply Brief in Support of Regents' Motion to Compel Production of Examiner Transcripts (Feb. 25, 2004)

• 2004 WL 481756 (Trial Motion, Memorandum and Affidavit) Defendant Vinson & Elkins L.L.P.'s

Memorandum Concerning Discovery of Examiner Transcripts (Feb. 20, 2004)

• 2004 WL 3203935 (Trial Motion, Memorandum and Affidavit) Andrew Fastow's Brief in Support of Motion to Compel Arbitration and for Stay Pending Arbitration (Feb. 14, 2004)

• 2004 WL 305814 (Trial Motion, Memorandum and Affidavit) Defendant Kenneth L. Lay's Memorandum Concerning Discovery of Examiner Transcripts (Feb. 05, 2004)

• 2004 WL 305811 (Trial Motion, Memorandum and Affidavit) Motion to Dismiss and Memorandum in Support Thereof of Defendants: the Royal Bank of Scotland Group PLC, the Royal Bank of Scotland PLC, National Westminster Bank PLC, Greenwich Natwest Structured Finance, Inc., Greenwich Natwest Ltd., and Campsie, L td. (Feb. 03, 2004)

• 2004 WL 305812 (Trial Motion, Memorandum and Affidavit) Outside Directors' Memorandum Concerning Discovery of Examiner Transcripts (Feb. 02, 2004)

• 2004 WL 305830 (Trial Pleading) Lead Plaintiff's Notice of Withdrawal of Opposition to Lehman Brothers Holdings Inc.'s and Lehman Brothers Inc.'s Motion to Dismiss § 10(b) Claim (Jan. 27, 2004)

• 2004 WL 353913 (Trial Motion, Memorandum and Affidavit) Certain Defendants' Reply in Further Support of Their Motion for an Order Clarifying the Court's December 10, 2003 Memorandum and Order and Opposition to the Silvercreek Plaintiffs' Cross-Motion for Clarification (Jan. 15, 2004)

• 2004 WL 353911 (Trial Motion, Memorandum and Affidavit) Silvercreek Plaintiffs' Opposition to Defendants' Motions for Clarification and/or Reconsideration of the Court's December 10, 2003 Memorandum and Order and Cross-Motion for Clarification (Jan. 13, 2004)

• 2003 WL 23119774 (Trial Motion, Memorandum and Affidavit) Plaintiffs%7D Response to the Deutsche Bank Entities%7D Notice of Supplemental Authority in Support of Their Motion to Dismiss the First Amended Consolidated Complaint (Dec. 11, 2003)

• 2003 WL 23119771 (Trial Motion, Memorandum and Affidavit) Defendants the Deutsche Bank Entities%7D Notice of Supplemental Authority in Support of Their Motion to Dismiss the First Amended Consolidated Complaint (Dec. 09, 2003)

• 2003 WL 23119768 (Trial Motion, Memorandum and Affidavit) Opposition of the Deutsche Bank Entities to Certain Officer Defendants%7D Motion to Compel Deutsche Bank Entities to Respond to Request for Production (Dec. 08, 2003)

• 2003 WL 23119764 (Trial Motion, Memorandum and Affidavit) The Bank Defendants%7D Corrected Notice of Supplemental Authority in Support of Their Motions to Dismiss the First Amended Consolidated Complaint (Dec. 01, 2003)

• 2003 WL 23194566 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Reply in Support of Motion to Compel the Banks to Produce the Transcripts of the Sworn Statements of their Current and Former Employees (Dec. 01, 2003)

• 2003 WL 23119757 (Trial Motion, Memorandum and Affidavit) The Bank Defendants%7D Notice of Supplemental Authority in Support of Their Motions to Dismiss the First Amended Consolidated Complaint (Nov. 26, 2003)

• 2003 WL 23109198 (Trial Motion, Memorandum and Affidavit) Opposition of Financial Institutions to Lead Plaintiff's Motion to Compel the Banks to Produce the Transcripts of the Sworn Statements of their Current and Former Employees (Nov. 20, 2003)

• 2003 WL 23325756 (Trial Motion, Memorandum and Affidavit) Motion to Compel Deutsche Bank Entities to Respond to Requests for Production (Nov. 18, 2003)

• 2003 WL 23109199 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Motion to Compel the Banks to Produce the Sworn Statements and Deposition Transcripts of Their Employees (Oct. 31, 2003)

• 2003 WL 22850042 (Trial Motion, Memorandum and Affidavit) The Financial Institution Defendants' Memorandum of Law in Opposition to Lead Plaintiff's Amended Motion for Class Certification (Oct. 23, 2003)

• 2003 WL 22762407 (Trial Motion, Memorandum and Affidavit) Memorandum in Support of Representative Plaintiffs' Motion for Final Approval of Partial Settlement (Oct. 16, 2003)

• 2003 WL 22762408 (Trial Motion, Memorandum and Affidavit) The Outside Directors' Memorandum Concerning Certification of Class Claims under Section 11 This memorandum relates to docket entry Nos. 1048 & 1445 (Oct. 16, 2003)

• 2003 WL 22717752 (Trial Pleading) First Amended Cross-Complaint of Banc of America Securities LLC Against Arthur Andersen LLP (Oct. 15, 2003)

• 2003 WL 22494355 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Memorandum of Law in Opposition to the Deutsche Bank Defendants' Motion to Dismiss (Sep. 26, 2003)

• 2003 WL 22494353 (Trial Motion, Memorandum and Affidavit) Objections of Class Members James H. Allen, Jr., Burton W. Carlson, Jr., Michael De Freece, Marcia A. De Freece, Andrew E. Krinock, Phyllis A. Krinock, Partcom Limited Partnership, Reed Partners, L.P., Formerly Known as Reed Family Ltd. Partnership, F. Walker Tucei Jr., June P. Tucei, Roman Uhing, Alvera A. Uhing, and Viets Family Associates, LLP to Proposed Partial Settlement and Memorandum in Support of Objections (Sep. 24, 2003)

• 2003 WL 22341242 (Trial Motion, Memorandum and Affidavit) The Bank Defendants' Response to Lead Plaintiff's Notice of Recent Authority in Support of Opposition to the Bank Defendants' Motions to Dismiss (Aug. 26, 2003)

• 2003 WL 22319014 (Verdict, Agreement and Settlement) Stipulation of Partial Settlement (Jul. 09, 2003)

• 2003 WL 22319033 (Trial Motion, Memorandum and Affidavit) Memorandum in Support of Representative Plaintiffs' Motion for Preliminary Approval of Proposed Partial Settlement (Jul. 09, 2003)

• 2003 WL 22217707 (Trial Motion, Memorandum and Affidavit) Motion to Compel Production of Documents from Certain Bank Defendants (Jun. 23, 2003)

• 2003 WL 22331068 (Trial Motion, Memorandum and Affidavit) Motion to Dismiss of Defendants Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. and Brief in Support (Jun. 18, 2003)

• 2003 WL 22331071 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of Motion of Defendants Citigroup Inc., Citibank N.A., Salomon Smith Barney Inc. and Salomon Brothers International Limited to Dismiss Certain Claims Asserted in Plaintiffs' First Amended Consolidated Complaint (Jun. 18, 2003)

• 2003 WL 22331072 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of Defendants Credit Suisse First Boston LLC's, Credit Suisse First Boston (USA) Inc.'s, and Pershing LLC's Motion to Dismiss Plaintiffs' First Amended Consolidated Complaint (Jun. 18, 2003)

• 2003 WL 22331076 (Trial Motion, Memorandum and Affidavit) Certain Officer Defendants' Motions to Dismiss First Amended Complaint (Jun. 18, 2003)

• 2003 WL 22331073 (Trial Motion, Memorandum and Affidavit) Defendants J.P. Morgan Chase & Co., J.P. Morgan Securities Inc., and Jpmorgan Chase Bank's Motion to Dismiss the First Amended Consolidated Complaint and Brief in Support (Jun. 13, 2003)

• 2003 WL 22331081 (Trial Motion, Memorandum and Affidavit) Outside Director Defendants' Reply To Plaintiff's Memorandum of Law in Opposition to the Outside Director Defendants' Motion for a Protective Order (Jun. 13, 2003)

• 2003 WL 23712373 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff's Amended Motion for Class Certification (May. 28, 2003)

• 2003 WL 22331084 (Trial Motion, Memorandum and Affidavit) Arthur Andersen LLP's and Arthur Andersen Individuals' Motion for Protection from Bankruptcy Rule 2004 Subpoenas (May. 14, 2003)

• 2003 WL 22331062 (Trial Motion, Memorandum and Affidavit) Motion of Defendant Bank of America Corporation for Summary Judgment and Memorandum of Law in Support (Apr. 30, 2003)

• 2003 WL 22331060 (Trial Motion, Memorandum and Affidavit) Motion of the Regents of the University of California for Authority to Access Documents Already Produced by LJM2 in Enron Corporation's Chapter 11 Bankruptcy Case (Apr. 03, 2003)

• 2003 WL 21996448 (Trial Motion, Memorandum and Affidavit) Plaintiffs' Opposition to Certain Defendants' Motion to Strike the Washington State Investment Board Class Action Complaint (Mar. 24,

2003)

• 2003 WL 22025036 (Trial Motion, Memorandum and Affidavit) Defendant Vinson & Elkins L.L.P.'s Motion for Certification Under (Jan. 16, 2003)

• 2003 WL 22025098 (Trial Motion, Memorandum and Affidavit) Vinson & Elkins L.L.P.%7Ds Response to Enron Corp.%7Ds Motion for Confidentiality order (Jan. 10, 2003)

• 2003 WL 22025032 (Trial Pleading) Answer of Defendant J.P. Morgan Chase & Co. to the Consolidated Complaint (Jan. 07, 2003)

• 2003 WL 22025033 (Trial Pleading) Lehman Brothers Holdings Inc.%7Ds Answer to Consolidated Complaint (Jan. 07, 2003)

• 2003 WL 22025034 (Trial Pleading) Answer of Defendant merrill Lynch & Co., Inc. (Jan. 07, 2003)

• 2003 WL 22025035 (Trial Pleading) Answer of Vinson & Elkins L.L.P. to the Consolidated Complaint (Jan. 07, 2003)

• 2002 WL 32155475 (Trial Motion, Memorandum and Affidavit) Agreed Motion of Lamkin Defendants Objecting to, and Moving for Reconsideration of the Court's Consolidation Order of November 22, 2002 (Dec. 06, 2002)

• 2002 WL 32155489 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff%7Ds Motion to Compel Compliance with Orders Entered August 16, 2002 and October 24, 2002 (Nov. 08, 2002)

• 2002 WL 32155484 (Trial Motion, Memorandum and Affidavit) Bank Defendants%7D Memorandum of Law in Response to the Media Entities%7D Motion to Intervene and Their Brief in Support of Motion to Intervene and on Protective Order and Access Issues (Nov. 07, 2002)

• 2002 WL 32155487 (Trial Motion, Memorandum and Affidavit) Enron Corp.%7Ds Response to Motion To Intervene of Dow Jones & Co., Inc., The New York Times Co., the Washington Post, USA Today, the Houston Chronicle, and the Reporters%7D Committee for Freedom of the Press (Nov. 07, 2002)

• 2002 WL 32155488 (Trial Motion, Memorandum and Affidavit) Certain Defendants%7D Opposition to Media%7Ds Motion to Intervene (Nov. 07, 2002)

• 2002 WL 32155486 (Trial Motion, Memorandum and Affidavit) Dow Jones & Co., Inc., the New York Times Co., the Washington Post, USA Today, the Houston Chronicle, ABC and the Reporters%7D Committee for Freedom of the press%7D Brief in Support of Motion to Intervene and on Protective Order and Access Issues (Oct. 25, 2002)

• 2002 WL 32151685 (Trial Motion, Memorandum and Affidavit) Outside Directors%7D Motion for Protection from Bankruptcy Rule 2004 Subpoenas (Oct. 16, 2002)

• 2002 WL 32151684 (Trial Motion, Memorandum and Affidavit) Certain Defendants%7D Response in Opposition to Plaintiffs%7D Motion to Preclude the Filing or Production of Documents Subject to a Protective Order (Oct. 15, 2002)

• 2002 WL 32155485 (Trial Motion, Memorandum and Affidavit) Bank Defendants%7D Memorandum of Law in Opposition to Plaintiffs%7D Motion to Preclude the Filing or Production of Documents Subject to a Protective Order (Oct. 15, 2002)

• 2002 WL 32155481 (Trial Motion, Memorandum and Affidavit) Defendant J.P. Morgan Chase & Co.%7Ds Revised Opposition to Plaintiffs%7D Motion for Reconsideration and Request for Permission to Appeal Pursuant to 28 U.S.C. %4F 1292(b) (Sep. 30, 2002)

• 2002 WL 32151697 (Trial Motion, Memorandum and Affidavit) Plaintiffs American National, et al.%7Ds Motion for Reconsideration of Remand Order or, in the Alternative, Request for Permission to Appeal Pursuant to 28 U.S.C. %4F 1292(b) (Sep. 04, 2002)

• 2002 WL 32151702 (Trial Pleading) Plaintiffs%7D First Amended Complaint (Sep. 03, 2002)

• 2002 WL 32155512 (Trial Motion, Memorandum and Affidavit) Reply Memorandum of Law of Merrill Lynch & Co., Inc., in Further Support of Its Motion to Dismiss (Jun. 24, 2002)

• 2002 WL 32156992 (Trial Motion, Memorandum and Affidavit) Defendant Kenneth L. Lay's Reply Brief in Support of His Motion to Dismiss Plaintiffs' Consolidated Complaint (Jun. 24, 2002)

• 2002 WL 32153488 (Trial Motion, Memorandum and Affidavit) Defendant J.P. Morgan Chase & Co.'s

Opposition to Plaintiffs' Motion to Remand and Request for Oral Hearing (Jun. 19, 2002)

• 2002 WL 32153489 (Trial Motion, Memorandum and Affidavit) Defendant Kirkland & Ellis' Response to Motions of the Securities and Exchange Commission and the State Attorneys Generals for Leave, as Amicus Curiae, to Submit Briefs Relating to the Defendants' Motions to Dismiss (Jun. 14, 2002)

• 2002 WL 32151689 (Trial Motion, Memorandum and Affidavit) American National, et al.%7Ds, Response to Cayman, L.P., et al.%7Ds Motion for Scheduling Order and American National%7Ds Motion to Create Subclass and for Appointment as Subclass Representative (May. 20, 2002)

• 2002 WL 32155767 (Trial Motion, Memorandum and Affidavit) Defendant Vinson & Elkins L.L.P.'s Motion to Dismiss and Memorandum in Support (May. 08, 2002)

• 2002 WL 32156926 (Trial Motion, Memorandum and Affidavit) Defendant Andrew S. Fastow's Motion to Dismiss the Newby Consolidated Complaint (May. 08, 2002)

• 2002 WL 32156927 (Trial Motion, Memorandum and Affidavit) Defendant Kenneth L. Lay's Motion to Dismiss Plaintiffs' Consolidated Complaint and Supporting Brief (May. 08, 2002)

• 2002 WL 32156928 (Trial Motion, Memorandum and Affidavit) Defendant Jeffery K. Skilling's Motion to Dismiss Consolidated Complaint Pursuant to Federal Rule of Civil Procedure 12(B)(6) for Failure to State a Cause of Action and Memorandum of Law in Support Thereof (May. 08, 2002)

• 2002 WL 32151681 (Trial Motion, Memorandum and Affidavit) Defendant Kenneth L. Lay%7Ds Joinder In, and Memorandum in Support of, Arthur Andersen%7Ds Emergency Motion to Stay Discovery and to Enjoin Fleming from Seeking a Temporary Injunction in Bullock V. Arthur Andersen LLP (Apr. 24, 2002)

• 2002 WL 32151682 (Trial Motion, Memorandum and Affidavit) Jeffery K. Skilling%7Ds Motion for Emergency Injunctive Relief Staying Discovery in Bullock V. Arthur Andersen, L.L.P., et al. (Apr. 18, 2002)

• 2002 WL 32154997 (Trial Motion, Memorandum and Affidavit) Arthur Andersen%7Ds Emergency Motion to Stay Discovery and to Enjoin Fleming from Seeking a Temporary Injunction in Bullock v. Arthur Andersen LLP (Apr. 17, 2002)

• 2002 WL 32597632 (Trial Pleading) Consolidated Complaint for Violation of the Securities Laws (Apr. 08, 2002)

• 2002 WL 32154998 (Trial Motion, Memorandum and Affidavit) Arthur Andersen LLP%7Ds Opposition to American National Insurance Company%7Ds Motion for Temporary Injunction (Apr. 05, 2002)

• 2002 WL 32150393 (Trial Pleading) First Amended Complaint; Demand for Jury Trial (Mar. 28, 2002)

• 2002 WL 32154978 (Trial Motion, Memorandum and Affidavit) Lead Plaintiff%7Ds Opposition to Certain Defendants%7D Motions to Reconsider Judge Rosenthal%7Ds Order Dated January 8, 2002 (Mar. 07, 2002)

• 2002 WL 32151490 (Trial Motion, Memorandum and Affidavit) Memorandum of Law in Support of the Motion of the Tittle, Rinard and Kemper Plaintiffs for a Preliminary Order Freezing and Imposing a Constructive Trust Over Individual Defendants' Assets and Limited Expedited Discovery Into Those Assets (Feb. 14, 2002)

• 2002 WL 32151492 (Trial Motion, Memorandum and Affidavit) Response in Opposition and Supporting Brief of the Jose Plaintiffs/F&A to Kenneth Lay's Motion to Enjoin F&A and His Motion for Sanctions Against F&A%N1%N (Feb. 14, 2002)

• 2002 WL 32151491 (Trial Motion, Memorandum and Affidavit) Defendant Andrew S. Fastow's Motion for Emergency Relief and Joinder in Motions of Defendants Kenneth Lay and Jeffrey Skilling (Feb. 13, 2002)

• 2002 WL 32155910 (Trial Motion, Memorandum and Affidavit) Response of the Regents of the University of California to "Brief of Amicus Curiae" Filed by State of Wisconsin Investment Board (Feb. 01, 2002)

• 2002 WL 32153486 (Trial Motion, Memorandum and Affidavit) Notice of Withdrawal of Lead Plaintiff Applicants (Jan. 23, 2002)

• 2002 WL 32157248 (Trial Motion, Memorandum and Affidavit) Third Supplemental Brief in Support of Amalgamated Bank's Ex Parte Application for Particularized Expedited Discovery from Defendant Arthur Andersen LLP and Enron Executives, Including Defendant Ken Lay to Preserve Evidence (Jan. 22, 2002)

• 2002 WL 32157247 (Trial Motion, Memorandum and Affidavit) Second Supplemental Brief in Support of Amalgamated Bank's Ex Parte Application for Particularized Expedited Discovery from Defendant Arthur Andersen (Jan. 18, 2002)

• 2002 WL 32157249 (Trial Motion, Memorandum and Affidavit) Supplemental Brief in Support of Amalgamated Bank's Ex Parte Application for Particularized Expedited Discovery From Defendant Arthur Andersen (Jan. 15, 2002)

• 2002 WL 32155499 (Trial Motion, Memorandum and Affidavit) Motion of the Secondary Actor Bank Defend Ants%7D for Section 1292(b) Certification for Immediate Appeal of the December 20, 2002 Order and Brief in Support (Jan. 13, 2002)

• 2002 WL 32153485 (Trial Motion, Memorandum and Affidavit) Amalgamated Bank's Ex Parte Application for Particularized Expedited Discovery from Defendant Arthur Andersen LLP to Preserve Evidence (Jan. 11, 2002)

• 2002 WL 32155500 (Trial Motion, Memorandum and Affidavit) Response of Kenneth L. Lay to Enron%7Ds Motion for Confidentiality Order (Jan. 10, 2002)

• 2002 WL 32155502 (Trial Motion, Memorandum and Affidavit) Media Intervenors%7D Response to Enron%7Ds Motion for Confidentiality Order (Jan. 10, 2002)

• 2002 WL 32155503 (Trial Motion, Memorandum and Affidavit) Plaintiffs%7D Opposition to Enron%7Ds Motion for Confidentiality Order (Jan. 10, 2002)

• 2002 WL 32155463 (Trial Pleading) Answer of Defendant Citigroup Inc. (Jan. 07, 2002)

• 2002 WL 32155464 (Trial Pleading) Answer of Defendant Credit Suisse First Boston Corporation to Plaintiffs%7D Consolidated Complaint (Jan. 07, 2002)

• 2002 WL 32155535 (Trial Deposition and Discovery) Barclays PLC's Answer to the Consolidated Complaint (Jan. 07, 2002)

• 2002 WL 32155501 (Trial Motion, Memorandum and Affidavit) Motion for Confidentiality Order (Jan. 03, 2002)

• 2001 WL 34133816 (Trial Pleading) Class Action Complaint for Violations of the Federal Securities Laws (Dec. 04, 2001)

• 01CV03624 (Docket) (Oct. 22, 2001)

• 4:01CV03624 (Docket) (Oct. 22, 2001)

END OF DOCUMENT

C

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court,
N.D. California.
Dawn E. HAMM, Plaintiff,
v.
V-TRACK, INC., a corporation, First Lady Spa, aka First Lady Spa, Inc., Rick Vangelisti, Ted Carpenter and Katherine Carpenter, Defendants.
No. C-93-2955 SC.

March 24, 1995.

ORDER RE DEFENDANTS' MOTION FOR JUDGMENT ON THE *PLEADINGS*

CONTI, District Judge.

I. *INTRODUCTION*

*1 This matter concerns plaintiff Dawn Hamm's ("plaintiff") claims against defendants V-Track, First Lady Spa, Rick Vangelisti, Ted Carpenter, and Katherine Carpenter ("defendants") for employment discrimination. The matter is now before the court on defendants' motion for a judgment on the pleadings pursuant to Fed. R. Civ. Pro. 12(c).

II. *BACKGROUND*

Plaintiff is an aerobic exercise instructor and former employee of V-Track. V-Track operates five aerobics and fitness spas and gyms in the Bay Area which cater exclusively to women. Plaintiff has filed her action against V-Track and three of plaintiff's former co-employees. Plaintiff asserts three causes of action: (1) pregnancy discrimination in violation of Title VII; (2) failure to give a timely notice of the "COBRA" benefits under 29 U.S.C. § 1166; and (3) a state law claim for wrongful termination in violation of public policy.

Plaintiff's complaint states that the first cause of action, pregnancy discrimination, is brought against all defendants except Katherine Carpenter. The complaint is silent as to whom plaintiff is suing in the second and third causes of action, but it is assumed the two actions are lodged against all defendants, including individually named defendants.

Defendants bring this motion to receive judgment in favor of the individually named defendants. Defendants assert that as a matter of law there is no viable cause of action against the three individual defendants.

In response to defendants' motion, plaintiff has subsequently dismissed her first cause of action as it relates to the individual defendants. In response to recent discovery, plaintiff has dismissed her second cause of action in its entirety. Thus, the only issue remaining is whether or not the individually named defendants can be held liable under plaintiff's third cause of action -- state law claim for wrongful termination in violation of public policy.

III. *APPLICABLE STANDARD FOR JUDGMENT ON THE PLEADINGS*

Fed. R. Civ. P. 12(c) provides as follows:

> After the pleadings are closed but within such time as not to delay the trial, any party may move for judgment on the pleadings. If, on a motion for judgment on the pleadings, matter outside the pleadings are presented to and not excluded by the court, the motion shall be treated as one for summary judgment and disposed of as provided in Rule 56, and all parties shall be given reasonable opportunity to present all material made pertinent to such a motion by Rule 56.

Although Rule 12(c) does not expressly authorize "partial" judgments, neither does it bar them, and it is common practice to apply Rule 12(c) to individual causes of action. Courts have discretion to grant leave to amend in conjunction with 12(c) motions, and may dismiss causes of action rather than grant judgment. *Amersbach v. City of Cleveland*, 598 F.2d 1033, 1038 (6th Cir. 1979). Although Rule 12(c) differs in some particulars from Rule 12(b)(6), the standard applied is virtually identical. *Miller v. Indiana Hosp.*, 562 F.Supp. 1259, 1266 (D.Pa. 1983).

*2 The Ninth Circuit has reviewed the standard for a motion to dismiss for failure to state a claim on which relief can be granted:

... a complaint should not be dismissed under Fed. R. Civ. P. 12(b)(6) "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley v. Gibson*, 355 U.S. 41, 45-46 (1957).

A complaint may be dismissed as a matter of law for two reasons: (1) lack of a cognizable legal theory or (2) insufficient facts under a cognizable theory. 2A J. Moore, *Moore's Federal Practice* ¶ 12.08 at 2271 (2d ed. 1982).

Robertson v. Dean Witter Reynolds, Inc., 749 F.2d 530, 533-34 (9th Cir. 1984). In determining a motion to dismiss, "all the allegations of material fact are taken as true and construed in the light most favorable to the non-moving party." Moreover, "to dismiss, it must appear to a certainty that the plaintiff would not be entitled to relief under any set of facts that could be proved." *Wool v. Tandem Computers Inc.*, 818 F.2d 1433, 1439 (9th Cir. 1987). In light of this standard, the facts of this case will be construed in the light most favorable to the non-moving party.

IV. *DISCUSSION*

Plaintiff's third cause of action for wrongful termination in violation of public policy is based on the policy enunciated in the California Fair Employment and Housing Act, Government Code § 12900 et seq. ("FEHA"), which prohibits discrimination based on sex, including pregnancy. Cal. Govt. Code § 12926(j). Plaintiff argues FEHA's definition of "employer" includes any person acting as an agent of the employer, directly or indirectly. Cal. Govt. Code § 12926(c). Because the individual defendants acted as agents of V-Track, plaintiff argues they are liable. [FN1] The court disagrees.

As noted, for individual defendants to be liable under FEHA, they must be an "employer" for purposes of the statute. FEHA defines "employer" as "any person regularly employing five or more persons, or any person acting as an agent of an employer, directly or indirectly." Cal. Govt. Code § 12926(c).

Plaintiff has not cited and the court cannot find any controlling case law indicating that individual employees may be held liable as "employers" under FEHA. Further, no controlling case law indicates how the California Supreme Court would decide this issue were it presented with it. *See Vernon v. City of Los Angeles,* 27 F.2d 1385, 1391 (9th Cir.), *cert. denied,* 115 S.Ct 510 (1994) ("Where the state supreme court has not spoken on an issue presented to a federal court, the federal court must determine what result the state supreme court would reach based on state appellate court opinions, statutes, and treatises"). [FN2]

California courts routinely look to Title VII interpretations for guidance in interpreting FEHA where appropriate. *See Mixon v. Fair Employment and Housing Comm'n*, 192 Cal.App.3d 1306, 1316 (1987); *County of Alameda v. Fair Employment & Housing Comm'n*, 153 Cal.App.3d 499, 504 (1984). [FN3] Accordingly, this court will look to the Ninth Circuit's interpretation of "employer" under Title VII to guide this court's interpretation of "employer" under FEHA.

*3 In *Miller v. Maxwell's Int'l, Inc.*, 991 F.2d 583 (9th Cir. 1993), the Ninth Circuit clearly stated that individual employees could not be held liable for damages under Title VII. The court found support for this position in the statutory scheme of Title VII:

Title VII limits liability to employers with 15 or more employees ..., in part because Congress did not want to burden small entities with the costs associated with litigating discrimination claims. If Congress decided to protect small entities with limited resources from liability, it is inconceivable that Congress intended to allow civil liability to run against individual employees.

Miller, 991 F.2d at 587. The court can think of no reason why the policy objectives of Title VII and FEHA would differ with regard to whether individual employees may be held liable as "employers;" especially when the definitions of "employer" are practically identical. [FN4]

In addition, the court does not find the "agent" language in the definition of "employer" under FEHA allows suits against individual employees. This same language exists in Title VII, and cases interpreting that language have found that the "agent" language is intended to allow suit against an employer based on an agent's discriminatory acts, under a theory of respondeat superior; it was not intended to allow suits against individual employees. *See Miller*, 991 F.2d at 588; *Sauers v. Salt Lake County*, 1 F.3d 1122, 1125 (10th Cir. 1993); *Busby v. City of Orlando*, 931 F.2d 764, 772 (11th Cir. 1991). The cases note the language does allow suits against employees in their *official* capacity, but not in their individual capacity. Further the FEHA statute expressly provides that individuals may be liable for certain narrowly defined types of conduct, specifically retaliation, inciting violations of FEHA, and harassment [FN5] (none of which are alleged in plaintiff's complaint). This specific enumeration of instances in which individuals may be held liable is another indication that when FEHA establishes liability only for "employers," it does not intend to include liability for individual employees.

Plaintiff's reliance on *Jennings v. Maralle,* 8 Cal.4th 121 (1994), is unpersuasive. In *Jennings,* the California Supreme Court analyzed the issue of whether an employee, who could not bring a FEHA claim against her employer because the employer did not have the requisite number of employees to invoke FEHA jurisdiction, could instead maintain a common law tort action for damages for wrongful termination in violation of public policy -- age discrimination under FEHA. Cal. Govt. Code § 12920. The court held a small employer who could not be held liable under FEHA could likewise not be held liable under a common law civil liability theory, such a wrongful termination in violation of public policy. The court finds that because the California legislature did not intend to impose individual liability under FEHA, following *Jennings,* it also did not intend to subject individual employees to common law civil liability, i.e., wrongful termination in violation of public policy, even if there exists the requisite number of employees.

*4 Accordingly, the court finds plaintiff's third cause of action is DISMISSED as it relates to the individual defendants.

IV. *CONCLUSION*

For the foregoing reasons, the court orders that defendants' motion for judgment on the pleadings as to the third cause of action is hereby GRANTED in favor of the individually named defendants.

IT IS SO ORDERED.

FN1. Plaintiff argues the FEHA rules apply to public policy cases that rely on this statute even though the wrongful termination claim is brought as a tort and not as a statutory FEHA claim.

FN2. There is one California appellate court opinion that addresses the issue of individual liability for employees under FEHA. *Jones v. Los Angeles Community College Dist.,* 198 Cal.App. 3d 794 (2d Dist. 1988). In *Jones,* the appellate court appeared to allow individual liability for employees under FEHA; however, the court is not comfortable relying on that opinion, for the court finds the opinion and the analysis regarding individual liability unclear. Had the court in *Jones* conducted a thorough analysis of this issue, this court would be more inclined to follow *Jones,* but the analysis of this issue in *Jones* was cursory and unclear and thus the court cannot be sure whether the holding in *Jones* is limited. Further, the court believes that if the California Supreme Court were to address this issue, it would instead rely on the plain language of the statute, which, as discussed *infra,* allows employees to be sued in their capacity as agents and not as individuals.

FN3. In *County of Alameda,* 153 Cal.App.3d at 504, the court stated:
Although the wording of the Fair Employment and Housing Act and Title VII of the Federal Civil Rights Act of 1964 ... differs in some particulars, the anti-discriminatory objectives and the overriding public policy purposes are identical and we refer to those decisions where appropriate.

FN4. Title VII defines "employer" as "a person engaged in an industry affecting commerce who has 15 or more employees ... and any agent of such a person." 42 U.S.C. § 2000e(b).

FN5. *See* Cal. Govt. Code § 12940(f), (g), and (h).

1995 WL 225684 (N.D.Cal.)

Motions, Pleadings and Filings (Back to top)

- 3:93CV02955 (Docket) (Aug. 13, 1993)

END OF DOCUMENT

H

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court, N.D. Texas, Dallas Division.
Joseph Rodrick MORGAN, Plaintiff,
v.
CITY OF WACO., et al., Defendants.
No. 3:01-CV-2818-M.

July 30, 2002.

Arrestee brought § 1983 action against municipality and individuals, claiming wrongful arrest. Defendants moved to dismiss. The District Court, Lynn, J., accepting Findings and Recommendations of Jeff Kaplan, United States Magistrate Judge, held that: (1) arrestee stated claim of municipal liability, and (2) punitive damages were not available.

Motion granted in part, denied in part.

See also, 2002 WL 324298.

West Headnotes

[1] **Civil Rights** ⚷**1395(5)**
78k1395(5) Most Cited Cases
(Formerly 78k235(5.1))

[1] **Civil Rights** ⚷**1395(6)**
78k1395(6) Most Cited Cases
(Formerly 78k235(6))
Arrestee stated claim for municipal liability, under § 1983, claiming right to be free from warrantless arrest and malicious prosecution, through allegations that municipality had deficient policies for execution of arrest warrants received from other cities, policy making responsibilities in area were improperly delegated to police department and officers, and policies were deliberately indifferent to constitutional rights; though thin, allegations were sufficient to place city on notice of the claims. 42 U.S.C.A. § 1983; Fed.Rules Civ.Proc.Rule 8(a), 28 U.S.C.A.

[2] **Civil Rights** ⚷**1465(1)**
78k1465(1) Most Cited Cases
(Formerly 78k275(1))

[2] **Civil Rights** ⚷**1465(2)**
78k1465(2) Most Cited Cases
(Formerly 78k275(2))
Punitive damages were unavailable, in § 1983 wrongful arrest suit brought by arrestee against city and individuals, sued in their official capacity. 42 U.S.C.A. § 1983.

ORDER ACCEPTING FINDINGS AND RECOMMENDATION OF THE UNITED STATES MAGISTRATE JUDGE

LYNN, District J.

*1 On July 1, 2002, United States Magistrate Judge Jeff Kaplan made Findings and a Recommendation. No objections were filed. The Court thus reviews the Findings and Recommendation for plain error. Finding no plain error, the Court accepts the Findings and Recommendation of the United States Magistrate Judge. The Court DISMISSES the claim for punitive damages against the City of Rockwall and Defendants Carl Alsabrook, John Knight, and Edward Fowler in their official capacity.

IT IS THEREFORE ORDERED that the Findings and Recommendation of the United States Magistrate Judge are accepted.

FINDINGS AND RECOMMENDATION OF THE UNITED STATES MAGISTRATE JUDGE

Defendants City of Rockwall, Carl Alsabrook, John Knight, and Edward Fowler (collectively referred to as "Rockwall defendants") have filed a motion to dismiss Plaintiff's First Amended Complaint. For the reasons stated herein, the motion should be granted in part and denied in part.

I.

This is a civil rights action brought under 42 U.S.C. § 1983. [FN1] On or about November 21, 2000, an arrest warrant was issued for plaintiff after his wife filed charges with the Waco Police Department. (Plf. First Am. Compl. at 2). Plaintiff was arrested the next day in Greenville, Texas. (*Id.* at 3). On December 1, 2000, the prosecutor dismissed the charges against plaintiff for insufficient evidence. (*Id.*). Disappointed with the outcome, plaintiff's wife complained to

Waco Police Detective Loudermilk who allegedly "re-entered the executed November 21, 2000 warrant into the teletype and requested the Rockwall Police Department to again arrest the Plaintiff on the same charges." (*Id.*). Rockwall Police Officers Alsabrook, Knight, and Fowler arrested plaintiff on January 12, 2001. (*Id.*). He was booked into the Rockwall County Jail, fingerprinted, photographed, and posted a $5,000 bond. (*Id.* at 4). In his amended complaint, plaintiff alleges that the City of Rockwall and the City of Waco breached their duty to adequately supervise their police officers and have promulgated unconstitutional policies, customs, and practices which give officers unfettered discretion to make arrests without a warrant or probable cause. (*Id.* at 4-5). Plaintiff also sues the individual officers for violating his Fourth Amendment right to be free from an unlawful warrantless arrest and for malicious prosecution. (*Id.* at 5-6).

FN1. Plaintiff original filed suit in the United States District Court for the Eastern District of Texas. *Morgan v. City of Rockwall, et al.,* No. 5-01-CV-268. Venue was transferred to this Court on December 26, 2001.

The Rockwall defendants now move to dismiss this case for failure to state a claim upon which relief can be granted. [FN2] The City contends that plaintiff has failed to allege any facts giving rise to a claim of municipal liability and that it is not liable for punitive damages as a matter of law. The individual police officers move to dismiss all federal and state claims asserted against them in their official capacity because such claims "are redundant of those against the City of Rockwall ..." (Def. Mot. at 8). The motion has been fully briefed by the parties and is ripe for determination.

FN2. A prior motion to dismiss was denied without prejudice so plaintiff could file an amended complaint to correct certain pleading defects. *See* FINDINGS & REC. OF MAG. JUDGE, 1/24/02 at 6, *adopted by* ORDER, 2/20/02. The instant motion is directed to plaintiff's amended complaint.

II.

*2 A motion to dismiss under Rule 12(b)(6) "is viewed with disfavor and is rarely granted." *Lowrey v. Texas A & M University System,* 117 F.3d 242, 247 (5th Cir.1997), *quoting* *Kaiser Aluminum & Chemical Sales, Inc. v. Avondale Shipyards,* 677 F.2d 1045, 1050 (5th Cir.1982), *cert. denied,* 459 U.S. 1105, 103 S.Ct. 729, 74 L.Ed.2d 953 (1983). A district court may dismiss a complaint "only if it is clear that no relief could be granted under any set of facts that could be proved consistent with the allegations." *Hishon v. King & Spalding,* 467 U.S. 69, 73, 104 S.Ct. 2229, 2232, 81 L.Ed.2d 59 (1984). The complaint must be liberally construed in favor of the plaintiff and the allegations contained therein must be taken as true. *Leatherman v. Tarrant County Narcotics Intelligence and Coordination Unit,* 507 U.S. 163, 164, 113 S.Ct. 1160, 1161, 122 L.Ed.2d 517 (1993); *Baker v. Putnal,* 75 F.3d 190, 196 (5th Cir.1996).

The exacting standards governing Rule 12(b)(6) motions must be considered in light of the liberal pleading requirements of Rule 8(a). In what has been characterized as a "seminal pleading case," the Supreme Court recently reminded lower courts that, in order to survive a motion to dismiss, a complaint need only contain "a short and plain statement of the claim showing that the pleader is entitled to relief." *Swierkiewicz v. Sorema N.A.,* 534 U.S. 506, 122 S.Ct. 922, 998, 152 L.Ed.2d 1 (2002), *quoting* FED. R. CIV. P. 8(a)(2). This simplified pleading standard applies to all civil actions. *Id.,* 122 S.Ct. at 998. Except in a limited set of cases, [FN3] a plaintiff is not required to plead facts supporting each and every element of his claim or legal theory. *Id.* Rather, a complaint is sufficient if it "give[s] the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests ." *Id., quoting* *Conley v. Gibson,* 355 U.S. 41, 47, 78 S.Ct. 99, 103, 2 L.Ed.2d 80 (1957). *See also* *Higgs v. Carver,* 286 F.3d 437, 439 (7th Cir.2002) (interpreting *Swierkiewicz* to mean that "[a] complaint that complies with the federal rules of civil procedure cannot be dismissed on the ground that it is conclusory or fails to allege facts"); *Greenier v. Pace, Local No. 1188,* 201 F.Supp.2d 172, 2002 WL 731714 at *1 (D.Me. Apr.23, 2002) ("*Swierkiewicz* clearly indicates that it is not fatal to plaintiff's case that some of his allegations at this stage may be legal conclusions rather than facts."). Liberal discovery rules and summary judgment motions, not motions to dismiss, should be used to define disputed facts and issues and to dispose of unmeritorious claims. *See Swierkiewicz,* 122 S.Ct. at 998.

FN3. These exceptions are found in Rule 9(b), which provides: In all averments of fraud or mistake, the circumstances constituting fraud or mistake shall be stated with particularity. Malice, intent, knowledge, and other condition of mind of a

person may be averred generally.
FED. R. CIV. P. 9(b).

A.

[1] Applying the relevant standards, plaintiff's allegations against the City of Rockwall satisfies the requirements of Rule 8(a). Plaintiff alleges that:

> Defendant City of Rockwall had deficient policies, procedures, practices and customs in the way warrants from other municipalities and agencies are confirmed and by allowing its law enforcement officers unfettered discretion in effectuating arrests without a valid warrant or probable cause and in effectuating the multiple arrests of its citizens on a single warrant.
>
> *3 The Defendant City of Rockwall delegated its policy making authority regarding warrant and arrest procedures and policies to the Rockwall Police Department and its officers. The deficient policies and procedures were deliberately indifferent to the constitutional rights of the Plaintiff. The deficient policies directly caused injury to Plaintiff by violating his constitutional rights ...

(Plf. First Am. Compl. at 5). These allegations, although thin, are sufficient to place the City on notice of plaintiffs' claims and, if proved, may give rise to liability under 42 U.S.C. § 1983. [FN4]

FN4. Defendants cite a number of Fifth Circuit decisions for the proposition that "a plaintiff must plead specific facts, not mere conclusory allegations," to avoid dismissal under Rule 12(b)(6). (Def. Mot. at 3, ¶ ¶ 3-4). *See, e.g.* *Campbell v. City of San Antonio,* 43 F.3d 973, 975 (5th Cir.1995); *Guidry v. Bank of LaPlace,* 954 F.2d 278, 281 (5th Cir.1992). Indeed, some of these cases were cited by the magistrate judge in his prior recommendation. *See* FINDINGS & REC. OF MAG. JUDGE, 1/24/02 at 5 (finding that plaintiff's original complaint was "completely devoid of *any facts* to establish a basis for municipal liability against the City of Rockwall") (emphasis in original). It should be noted that all these cases predate *Swierkiewicz.* To the extent that current Fifth Circuit authority requires a plaintiff to go beyond the requirements of Rule 8(a) by alleging facts in support of each and every element of his claim or legal theory, the Court respectfully suggests that this is no longer the law.

B.

[2] The Rockwall Defendants further argue that the City it is not liable for punitive damages and the individual officers cannot be sued in their official capacity. In his response, plaintiff concedes that punitive damages cannot be assessed against the City. (Plf. Resp. at 5). He also makes clear that Alsabrook, Knight, and Fowler are sued only in their individual capacity. (*Id.* at 6). Based on these representations, the Court should dismiss the punitive damage claim against the City and any official capacity claims brought against the individual defendants.

RECOMMENDATION

Defendants' motion to dismiss should be granted in part and denied in part. The motion should be granted to the extent that plaintiff asserts a claim for punitive damages against the City of Rockwall and has sued Carl Alsabrook, John Knight, and Edward Fowler in their official capacity. In all other respects, the motion should be denied.

2002 WL 1776935 (N.D.Tex.)

Motions, Pleadings and Filings (Back to top)

• 3:01CV02818 (Docket) (Dec. 26, 2001)

END OF DOCUMENT

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C

Motions, Pleadings and Filings

United States District Court,
S.D. New York.
Milton PFEIFFER, Plaintiff,
v.
BJURMAN, BARRY & ASSOCIATES, and
Bjurman, Barry Micro Cap Growth Fund,
Defendants.
No. 03 Civ.9741 DLC.

Aug. 26, 2004.

Eduard Korsinsky, Jean Marc Zimmerman, Zimmerman, Levi & Korsinsky, LLP, New York, New York, for the Plaintiff.

Mitchell A. Karlan, Michael M. Krauss, Gibson, Dunn & Crutcher, LLP, New York, New York, for the Defendants.

OPINION AND ORDER

COTE, J.

*1 In a second amended complaint, plaintiff Milton Pfeiffer ("Pfeiffer") alleges that the defendants Bjurman, Barry & Associated ("BB & A") and its no-load mutual fund Bjurman, Barry Micro Cap Growth Fund (the "Fund"), violated their fiduciary duties under Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (1988) ("Section 36(b)" and "ICA"), by charging excessive promotion, distribution, administrative, transfer agent and "other" fees after the Fund was closed to new investors. The defendants respond that the fees were for less than permitted by Rule 12b-1 of the Securities and Exchange Commission ("Rule 12b-1" and "SEC"), 17 C.F.R. § 270.12b-1 (2004). [FN1] Defendants move to dismiss the action with prejudice. For the reasons stated below, the motion is granted with respect to administrative, transfer agent and "other" fees, but denied with respect to marketing, distribution and service fees charged by the Fund.

FN1. SEC Rule 12b-1 is promulgated under Section 12(b) of the ICA, 15 U.S.C. § 80a-12(b).

Background [FN2]

FN2. The facts recited here are taken from the Second Amended Complaint, from documents integral to that pleading, or in the light most favorable to the plaintiff.

A. *The Fund*

The Bjurman, Barry Funds (the "Trust") is a diversified, open-end investment company organized under the laws of Delaware and registered under the ICA. The Trust is governed by a five-member Board of Trustees (the "Board"). Three of the five Trustees are disinterested and independent. The Trust offers shares in three mutual funds, including the Fund that is the subject of this action.

The Fund is "no load," which means that it is an investment fund with combined asset-based sales charges and service fees of no more than 0.25% of average annual net assets. *See* NASD Rule 2830(d)(4). The Fund invests in companies with market capitalizations of between $30 million and $300 million. The Fund closed to new investors on May 30, 2003. [FN3] For the year-to-date as of September 30, 2003, the Fund's assets appreciated over 43 percent. As of July 3, 2003, each of the three principal shareholders of the Fund, with combined beneficial ownership of 73.09% of the outstanding voting shares, was a broker-dealer holding funds for the benefit of its clients.

FN3. In a June 2, 2003 supplement to its prospectus, the Trust stated that, although the Fund was closed to new investors, "existing shareholders will be permitted to make additional investments ... in any account that held shares of the Fund as of [the date it was closed]." The supplement also states that shareholders of the Trust's other funds "will be permitted to exchange into the Fund to open a new account." The supplement informs shareholders that the "Fund reserves the right to reopen the Fund" at any time.

B. *The Rule 12b-1 Plan*

In 1999, the Board filed with the SEC a distribution

C

CODE OF FEDERAL REGULATIONS
TITLE 17--COMMODITY AND SECURITIES EXCHANGES
CHAPTER II--SECURITIES AND EXCHANGE COMMISSION
PART 270--RULES AND REGULATIONS, INVESTMENT COMPANY ACT OF 1940
Current through April 14, 2005; 70 FR 19856

§ 270.12b-1 Distribution of shares by registered open-end management investment company.

(a)(1) Except as provided in this section, it shall be unlawful for any registered open-end management investment company (other than a company complying with the provisions of section 10(d) of the Act (15 U.S.C. 80a-10(d))) to act as a distributor of securities of which it is the issuer, except through an underwriter;

(2) For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature;

(b) A registered, open-end management investment company ("Company") may act as a distributor of securities of which it is the issuer: Provided, That any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing: And further provided, That:

(1) Such plan has been approved by a vote of at least a majority of the outstanding voting securities of such company, if adopted after any public offering of the company's voting securities or the sale of such securities to persons who are not affiliated persons of the company, affiliated persons of such persons, promoters of the company, or affiliated persons of such promoters;

(2) Such plan, together with any related agreements, has been approved by a vote of the board of directors of such company, and of the directors who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreements;

(3) Such plan or agreement provides, in substance:

(i) That it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph (b)(2) of this section;

(ii) That any person authorized to direct the disposition of monies paid or payable by such company pursuant to the plan or any related agreement shall provide to the company's board of directors, and the directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made; and

(iii) In the case of a plan, that it may be terminated at any time by vote of a majority of the members of the board of directors of the company who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of such company;

(iv) In the case of an agreement related to a plan;

(A) That it may be terminated at any time, without the payment of any penalty, by vote of a majority of the members of the board of directors of such company who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of such company on not more than sixty days' written notice to any other party to the agreement, and

(B) For its automatic termination in the event of its assignment;

(4) Such plan provides that it may not be amended to

increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2) of this section; and

(5) Such plan is implemented and continued in a manner consistent with the provisions of paragraphs (c), (d), and (e) of this section;

<Compliance date of subsection (c) is Jan. 16, 2006.>

(c) A registered open-end management investment company may rely on the provisions of paragraph (b) of this section only if its board of directors satisfies the fund governance standards as defined in § 270.0-1(a)(7);

(d) In considering whether a registered open-end management investment company should implement or continue a plan in reliance on paragraph (b) of this section, the directors of such company shall have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued; in fulfilling their duties under this paragraph the directors should consider and give appropriate weight to all pertinent factors, and minutes describing the factors considered and the basis for the decision to use company assets for distribution must be made and preserved in accordance with paragraph (f) of this section;

Note.--For a discussion of factors which may be relevant to a decision to use company assets for distribution, see Investment Company Act Releases Nos. 10862, September 7, 1979, and 11414, October 28, 1980.

(e) A registered open-end management investment company may implement or continue a plan pursuant to paragraph (b) of this section only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under sections 36(a) and (b)(15 U.S.C. 80a-35 (a) and (b)) of the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders;

(f) A registered open-end management investment company must preserve copies of any plan, agreement or report made pursuant to this section for a period of not less than six years from the date of such plan, agreement or report, the first two years in an easily accessible place;

(g) If a plan covers more than one series or class of shares, the provisions of the plan must be severable for each series or class, and whenever this section provides for any action to be taken with respect to a plan, that action must be taken separately for each series or class affected by the matter. Nothing in this paragraph (g) shall affect the rights of any purchase class under § 270.18f-3(e)(2)(iii); and

(h) Notwithstanding any other provision of this section, a company may not:

(1) Compensate a broker or dealer for any promotion or sale of shares issued by that company by directing to the broker or dealer:

(i) The company's portfolio securities transactions; or

(ii) Any remuneration, including but not limited to any commission, mark-up, mark-down, or other fee (or portion thereof) received or to be received from the company's portfolio transactions effected through any other broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer); and

(2) Direct its portfolio securities transactions to a broker or dealer that promotes or sells shares issued by the company, unless the company (or its investment adviser):

(i) Is in compliance with the provisions of paragraph (h)(1) of this section with respect to that broker or dealer; and

(ii) Has implemented, and the company's board of directors (including a majority of directors who are not interested persons of the company) has approved, policies and procedures reasonably designed to prevent:

(A) The persons responsible for selecting brokers and dealers to effect the company's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of shares issued by the company or any other registered investment company; and

(B) The company, and any investment adviser and principal underwriter of the company, from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions, or any remuneration described in paragraph (h)(1)(ii) of this section, to a broker (including a government securities broker) or dealer (including a municipal securities dealer or a government securities dealer) in consideration for the promotion or sale of shares issued by the company or any other registered investment company.

[45 FR 73905, Nov. 7, 1980; 60 FR 11885, March 2, 1995; 61 FR 49011, Sept. 17, 1996; 62 FR 51765, Oct. 3, 1997; 66 FR 3758, Jan. 16, 2001; 69 FR 46389, Aug. 2, 2004; 69 FR 54733, Sept. 9, 2004]

<General Materials (GM) - References, Annotations, or Tables>

17 C. F. R. § 270.12b-1

17 CFR § 270.12b-1

END OF DOCUMENT

COMMON SENSE
ON
MUTUAL FUNDS

New Imperatives for the Intelligent Investor

JOHN C. BOGLE

JOHN WILEY & SONS, INC.
New York • Chichester • Weinheim • Brisbane • Singapore • Toronto

by mutual fund investors would presently be $27 billion—a $7 billion saving. And, because there are staggering economies of scale in portfolio management and research, expense ratios should have substantially *declined*, and savings should have been enhanced by even more billions.

The second problem with this focus on distribution is that, ordinarily, no significant benefits flow to shareholders as a result of large size; in fact, large size is generally detrimental. Shareholders are paying the piper but are not able to call a better tune. In the real world, higher costs harm shareholders by widening the gap between financial market returns (in effect, market index returns) and the returns earned by market participants. This is patently true of money market funds, where maturity and quality are constrained by federal regulation. It is also profoundly important in high-grade bond funds (consider a short-term U.S. Treasury bond fund, for example), and increasingly obvious in the equity fund arena, where passively managed, low-cost market index funds outpace most actively managed equity funds.

The disjunction of these two trends produces an overwhelming irony: enormous amounts of the expenses paid by fund shareholders are not benefiting those very same shareholders. In effect, high fees are paying for huge profits to fund managers (or their public stockholders, who are just along for the ride), who, as a group, are consistently underperforming the financial markets in which they participate.

This situation has developed largely because of the gradual deterioration of the guiding principle that management is the central function of mutual fund companies—the function around which all others should be satellite. This is not just a question of principle, but of compliance with federal law as set forth in the Investment Company Act of 1940, which clearly states that investment companies must be managed in the interest of their shareholders.

What can be done to reverse these ominous trends? How can fund investors get a fair shake? After preaching this gospel for a long, long time, I'm starting to lose heart about the possibility that mutual fund independent directors—despite being required by law to place the interest of fund shareholders first—will ever try to stem a tide that, truthfully, needs to be reversed. Can we rely on competition to do the job it usually does so well in our economy, but has failed to do in the mutual fund industry? Price competition has proven to be an unlikely product of a roaring bull market where a 16.5 percent annual rate of return for equity funds is the bonus of a lifetime. Never mind that the total stock market's annual return was